.10|3

07027078

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME PT Multimedia

*CURRENT ADDRESS Av. 5 de Outubro, no. 208
Lisbon, Portugal

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 09 2007
THOMSON
FINANCIAL

FILE NO. 82- 05059

FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐
AR/S (ANNUAL REPORT) ☐
12G32BR (REINSTATEMENT) ☐
SUPPL (OTHER) ☑
DEF 14A (PROXY) ☐

OICF/BY: EBS
DAT : 10/4/07

Exhibit B

ADDITIONAL DOCUMENTS MADE PUBLIC BY PT MULTIMÉDIA

Exhibit B-1

Earnings Release for the First Half of 2007

See attachment.

First Half 2007

PT Multimedia

Earnings Release

01 Highlights

Lisbon, Portugal, 7 August 2007 - PT Multimedia announced today its results for the first half ended 30 June 2007. Consolidated revenues increased by 8.0% in 1H07 to Euro 351 million and EBITDA grew by 7.5% to Euro 114 million. Operational cash flow (EBITDA minus Capex) increased by 137.3% to Euro 73 million.

- **Customer base growth**: 3.6% y.o.y to 1,495 thousand at the end of 1H07, corresponding to 15 thousand net additions in the period, 7 thousand of which in 2Q07, which compares to a net loss of 28 thousand subscribers in 2Q06.

- **Operational momentum**: RGUs up by 12.3%, with the number of products per subscriber increasing from 1.38x at the end of 1H06 to 1.49x at the end of 1H07:

  - Broadband customers up by 10.5% to 381 thousand (9 thousand net additions in 2Q07),
  - Digital extended basic subscribers up by 66.9% to 328 thousand (24 thousand net additions in 2Q07),
  - Strong telephony take up, with 18 thousand net additions in 2Q07, on the back of the formal launch of the service in May, and equivalent to a run rate of 10 thousand sales per month.

- **ARPU growth:** Blended ARPU increased by 5.8% in 1H07, reaching Euro 30.7.

- **Top-line and EBITDA growth:** revenues increased by 8.0% y.o.y to Euro 351 million in 1H07, and EBITDA grew by 7.5% to Euro 114 million in 1H07, underpinned by growth in revenues across all businesses. EBITDA margin remained broadly stable at 32.5%.

- **Capital expenditures:** capex was directed to support new services and subscriber growth, and reached Euro 41 million in 1H07, corresponding to 11.6% of revenues. Key investments included: the launch of telephony; additional homes passed, and network upgrades to provide greater bandwidth to subscribers and improve quality of service. At present, 98% of the 2,697 million homes passed are broadband and digital enabled and 94% are VoIP compliant.

- **Cash flow generation:** EBITDA minus Capex increased 137.3% y.o.y, reaching Euro 73 million in 1H07, equivalent to 20.9% of operating revenues.

- **Net income:** net income amounted of Euro 40 million in 1H07, as compared to Euro 44 million in 1H06, which included an extraordinary gain of Euro 7 million. On a comparable basis, net income increased by 10.4% y.o.y.

- **Financial flexibility:** Net debt, excluding financial commitments regarding long-term telecom contracts and transponders, amounted to Euro 69 million at the end of 1H07. The net debt[4]/EBITDA ratio stands at 0.3x. Distributable reserves amounted to Euro 326 million as at 30 June 2007.

Table 1 _ Highlights

	2Q07	2Q06	y.o.y	q.o.q	1H07	1H06	y.o.y
Operational highlights ('000)							
Basic Subscribers	1,495	1,444	3.6%	0.4%	1,495	1,444	3.6%
Digital Extended Basic Subscribers	328	196	66.9%	8.1%	328	196	66.9%
Broadband Internet Subscribers	381	345	10.5%	2.3%	381	345	10.5%
Fixed Telephony Subscribers	24	n.a.	n.m.	n.m.	24	n.a.	n.m.
RGUs [1]	2,228	1,985	12.3%	2.7%	2,228	1,985	12.3%
Blended ARPU (Euro)	30.7	29.2	5.1%	1.0%	30.6	28.9	5.8%
Financial highlights (Euro million)							
Operating revenues	178.3	164.0	8.7%	3.4%	350.7	324.7	8.0%
EBITDA [2]	60.1	55.9	7.4%	11.0%	114.1	106.2	7.5%
EBITDA margin [3] (%)	33.7%	34.1%	(0.4pp)	2.3pp	32.5%	32.7%	(0.2pp)
Net income	21.9	26.5	(17.5%)	18.1%	40.4	43.6	(7.2%)
Capex	20.3	41.6	(51.3%)	(1.1%)	40.8	75.3	(45.8%)
EBITDA minus capex	39.8	14.3	177.4%	18.5%	73.4	30.9	137.3%
Net debt [4]	69.3	40.0	73.5%	n.m.	69.3	40.0	73.5%
Net debt[4] / EBITDA (x)	0.3x	0.2x	0.1x	0.3x	0.3x	0.2x	0.6x

(1) Revenue Generating Units correspond to the sum of Pay-TV basic customers plus Pay-TV extended basic customers plus broadband internet customers plus fixed telephony customers. (2) EBITDA = Income from operations + Depreciation and amortization. (3) EBITDA margin = EBITDA / operating revenues. (4) Net Debt excluding financial commitments regarding long-term telecom contracts and transponders.

02 Business Performance

Table 2 _ KPIs

	2Q07	2Q06	y.o.y	q.o.q	1H07	1H06	y.o.y
Pay TV, Broadband and Telephony							
Homes passed[1] ('000)	2,699	2,782	(3.0%)	(6.8%)	2,699	2,782	(3.0%)
Basic Subscribers [2,3] ('000)	1,495	1,444	3.6%	0.4%	1,495	1,444	3.6%
of which:							
Digital Extended Basic	328	196	66.9%	8.1%	328	196	66.9%
Premium Pay-TV	776	735	5.5%	(1.4%)	776	735	5.5%
Broadband Internet	381	345	10.5%	2.3%	381	345	10.5%
Fixed Telephony	24	n.a.	n.m.	n.m.	24	n.a.	n.m.
RGUs [4]	2,228	1,985	12.3%	2.7%	2,228	1,985	12.3%
RGUs per subscriber[4]	1.49	1.38	8.4%	2.2%	1.49	1.38	8.4%
Net additions ('000)							
Subscribers	7	(28)	n.m.	(20.6%)	15	(35)	n.m.
Digital Extended Basic	24	33	(24.9%)	(25.8%)	57	89	(35.2%)
Premium Pay-TV	(11)	(24)	(54.2%)	n.m.	(4)	(33)	(87.4%)
Broadband Internet	9	(7)	n.m.	(16.3%)	19	(3)	n.m.
Fixed Telephony	18	n.a.	n.m.	205.1%	24	-	n.m.
RGUs	58	(3)	n.m.	0.6%	116	50	131.7%
Blended ARPU (Euro)	30.7	29.2	5.1%	1.0%	30.6	28.9	5.8%
Cinema Exhibition							
Revenue per spectactor	3.9	3.9	(0.1%)	(3.5%)	4.0	3.9	1.0%
Tickets sold ('000)	2,053	2,034	1.0%	16.4%	3,817	3,638	4.9%

(1) In 2Q07, TV Cabo undertook a database clean-up of 230 thousand homes passed in connection with the completion of an internal audit of its databases. No further material corrections are anticipated. Considering the impact of this database clean-up, the number of homes passed would have decreased to 2.676 thousand at the end of 1Q07 and to 2.651 thousand at the end of 2006. (2) These figures are related to the total number of Pay-TV basic customers, including the cable and satellite platforms. PT Multimedia offers several basic services, based on different technologies, directed to different market segments (residential, real estate and hotels), with a distinct geographical scope (mainland Portugal and the Azores and Madeira islands) and with a variable number of channels. (3) These figures include products in temporary promotions, such as "Try and Buy" promotions, (4) Revenue Generating Units correspond to the sum of Pay-TV basic customers plus Pay-TV extended basic customers, plus broadband internet customers and fixed telephony customers.

Pay-TV, Broadband and Telephony

PT Multimedia's customer base increased by 3.6% y.o.y to 1,495 thousand at the end of 2Q07. The number of products per subscriber increased from 1.38 per subscriber at the end of 2Q06 to 1.49 per subscriber at the end of 2Q07, leading to an increase in RGUs of 12.3% to 2,228 thousand. This strong performance reflects the consistent improvement in the quality of service provided by TV Cabo, success of cross selling strategy, and the launch of double play and triple play packages, which in turn are also contributing to reduce churn levels across all products.

In 2Q07, over 50% of PT Multimedia's new Pay TV subscribers opted to acquire two or three services, which, coupled with the launch of new tariff plans, underpinned ARPU. In 2Q07, blended ARPU rose by 5.1%.

In 2Q07, TV Cabo continued to invest in the expansion and upgrade of its network. At the end of June 2007, two of the four high capacity fibre optical rings that comprise greater Oporto's fibre to the hub architecture had been installed and were functional.

The number of homes passed increased by 25 thousand in 1Q07 and 21 thousand in 2Q07 reaching 2,697 thousand at the end of June 2007. At present, 98% of homes passed are bi-directional and therefore broadband and digital TV enabled, and 94% are VoIP compliant.

Pay-TV

Pay-TV customers reached 1,495 thousand at the end of June 2007, with net additions of 7 thousand in 2Q07, as compared to negative net additions of 28 thousand in the same period last year. The sustained recovery in subscribers since 3Q06 reflects a significant decrease in churn levels, primarily related with the significant improvements in the quality of service provided by TV Cabo and a more comprehensive triple play offer following the launch of the voice service.

TV Cabo's 65 channels extended basic package continues to be the best selling additional TV product and a key driver for new customer additions and ARPU expansion. The extended basic package reached 328 thousand subscribers by the end of June 2007, with 24 thousand net additions in 2Q07.

Premium subscriptions reached 776 thousand at the end of June 2007, with the level of negative net additions in the quarter, reflecting the seasonal disconnections of the Sport TV premium sports channel following the end of the Portuguese Football Premier League, which occurred in mid-May.

Broadband Internet

In 2Q07, broadband internet customers increased by 10.5% y.o.y to 381 thousand, with 9 thousand net additions in the period. This performance reflects the success of the promotional campaign launched at the end of March, increase in broadband speeds, unlimited traffic packages and improved positioning and brand awareness of TV Cabo's broadband offering. In May 2007, Netcabo was voted best Portuguese ISP by "PC Guia", Portugal's leading IT magazine, which constitutes a public recognition of the continued improvement in the quality of service provided by TV Cabo, resulting from the investments in the network and improved customer service. Despite fierce competition in cable areas, TV Cabo continued to capture a share of net additions in line with its market share and, through adequate segmentation of its offer, maintained broadband revenue per subscriber broadly stable.

Fixed Telephony

In 2Q07, fixed telephony subscribers reached 24 thousand, with 18 thousand net additions in the quarter, benefiting from the first large-scale above-the-line campaign that was launched at the beginning of May. The initial take-up of the service and subsequent response has exceeded PT Multimedia's expectations, and at the end of July fixed telephony subscribers were approximately 35 thousand. PT Multimedia has also requested an authorization to provide telephony services using geographic numbering, in order to allow it to offer number portability, which will underpin even higher growth of its triple play offer.

ARPU

Blended ARPU in 2Q07 amounted to Euro 30.7, an increase of 5.1% y.o.y, underpinned by the rise in RGUs per subscriber from 1.38 per subscriber at the end of 2Q06 to 1.49 per subscriber at the end of 2Q07, a function of the increased penetration of the extended basic package and the growth in broadband Internet, as well as the strong take-up of the telephony service and better segmentation of its offer and tariff plans.

02 Business Performance

Audiovisuals and Cinema Exhibition

Portuguese GBO (Gross Box Office) remained broadly stabled in 2Q07, compared with a 1.8% decrease of the US GBO in the same period. This positive difference in performance is mainly due to a larger number of independent products being released into the Portuguese market and is particularly relevant if we take into account that titles like "Shrek the Third" and "Ratatouille" were fully exploited during 2T07 in the USA, whereas in Portugal only "Shrek the Third" had 10 days of release reflected in the same period.

In 2Q07, 5 of the 10 top titles released were distributed exclusively by PT Multimedia. Among the blockbusters distributed by PT Multimedia in the quarter were "Pirates of the Caribbean 3", "Shrek the Third" and "Teenage Mutant Ninja Turtles".

In the Cinema Exhibition division, cinema tickets sold by PT Multimedia in Portugal in 2Q07 totalled 2,053 thousand, an increase of 1.0% y.o.y, equivalent to a market share of 50%.

The Portuguese retail home entertainment market grew by 31.2% y.o.y in 2Q07, in accordance with GFK Group market research (sales from retailers to consumers). In 2Q07, and also according to this study, sales of PT Multimedia products by retailers to consumers rose by 64% y.o.y, increasing PT Multimedia's market share from 25% to 31%. In 2Q07, PT Multimedia home video sales to retailers increased 19.5% y.o.y. Several titles contributed significantly to this performance, namely "Lost", "Babel", "An Inconvenient Truth", "Barnyard", "Arthur and the Minimoys", and "Apocalypto".

03 Consolidated Income Statement

Table 3 _ Consolidated Income Statement	2Q07	2Q06	y.o.y	q.o.q	1H07	1H06	y.o.y
							Euro million
Consolidated operating revenues	178.3	164.0	8.7%	3.4%	350.7	324.7	8.0%
Pay TV, Broadband and Telephony	157.7	146.6	7.6%	3.0%	310.8	291.8	6.5%
Audiovisuals	14.7	12.2	21.1%	4.0%	28.9	24.3	18.8%
Cinema Exhibition	11.5	10.6	8.4%	14.7%	21.5	19.3	11.6%
Other and eliminations	(5.6)	(5.4)	4.2%	15.7%	(10.5)	(10.7)	(2.0%)
Consolidated operating costs, excluding D&A	118.2	108.0	9.4%	(0.1%)	236.6	218.5	8.3%
Wages and salaries	9.8	9.7	1.4%	(2.5%)	19.9	21.5	(7.4%)
Direct costs (1)	55.1	51.6	6.8%	3.0%	108.5	102.7	5.7%
Programming costs	38.8	38.3	1.1%	1.7%	76.8	74.7	2.9%
Other direct costs	16.3	13.2	23.2%	6.2%	31.7	28.0	13.2%
Commercial costs (2)	14.1	9.9	41.6%	28.7%	25.0	20.8	20.3%
Other operating costs	39.3	36.8	6.6%	(10.5%)	83.1	73.6	13.0%
EBITDA (3)	60.1	55.9	7.4%	11.0%	114.1	106.2	7.5%
Depreciation and amortisation	27.7	26.8	3.2%	2.8%	54.5	50.9	7.2%
Income from operations (4)	32.4	29.1	11.2%	19.2%	59.6	55.3	7.7%
Other expenses (income)	1.6	(8.1)	n.m.	n.m.	1.9	(8.1)	n.m.
Work force reduction costs	0.2	0.0	n.m.	n.m.	0.2	0	n.m.
Net losses/(gains) on disp. of fixed assets	0.1	0.2	(52.2%)	(51.5%)	0.3	0.2	55.8%
Net other costs/(income)	1.3	(8.3)	n.m.	n.m.	1.4	(8.3)	n.m.
Income before financ. & inc. taxes	30.8	37.2	(17.2%)	14.5%	57.7	63.4	(9.0%)
Financial expenses (income)	(0.4)	1.8	n.m.	n.m.	0.3	3.7	(90.8%)
Net interest expenses	2.6	2.3	15.5%	31.3%	4.6	3.6	26.8%
Net foreign currency exchange losses (gains)	(0.0)	(0.3)	(82.2%)	(22.1%)	(0.1)	(0.3)	(67.4%)
Equity in losses (earnings) of affiliates	(0.8)	(0.1)	n.m.	54.6%	(1.4)	0.3	n.m.
Net other financial expenses/(income)	(2.1)	(0.1)	n.m.	238.4%	(2.8)	0.1	n.m.
Income before income taxes	31.2	35.5	(12.0%)	19.4%	57.4	59.7	(4.0%)
Income taxes	(8.6)	(8.1)	6.1%	26.8%	(15.3)	(14.6)	5.4%
Income from continued operations	22.6	27.4	(17.3%)	16.8%	42.0	45.2	(7.0%)
Income applicable to minority interests	(0.7)	(0.8)	(11.6%)	(12.6%)	(1.6)	(1.6)	(2.2%)
Consolidated net income	21.9	26.5	(17.5%)	18.1%	40.4	43.6	(7.2%)

(1) Direct costs include basically programming costs and telecom costs
(2) Commercial costs include commissions, marketing and publicity expenses and cost of equipment sold
(3) EBITDA = Income from operations + Depreciation and amortisation
(4) Income from operations = Income before financials and income taxes + Work force reduction programme costs + Impairment of goodwill ± Losses/Gains on disposals of fixed assets ± Other costs/income

Operating Revenues

Operating revenues increased by 8.0% y.o.y to Euro 351 million in 1H07, reflecting the increase in revenues across all of PT Multimedia's businesses.

In 1H07, the Pay TV, Broadband and Telephony business accounted for 88.6% of PT Multimedia's consolidated operating revenues. Operating revenues in this business segment increased by 6.5% y.o.y to Euro 311 million in 1H07, with service revenues increasing by 7.1% y.o.y to Euro 305 million. The increase in service revenues was underpinned by the 3.6% increase in Pay TV subscribers and the 5.8% increase in blended ARPU in the 1H07.

In 1H07, operating revenues in the Audiovisuals business increased by 18.8% y.o.y to Euro 29 million, as a result of the increase in revenues from movie exhibition rights, reflecting the fact that PT Multimedia distributed in theatres 6 of the 10 top titles in 1H07 and the recovery of Video/DVDs sales as consequence of the variety and quality of the titles released in 1H07.

Operating revenues in the Cinema Exhibition business increased by 11.6% in 1H07 to Euro 21 million, supported mainly by an increase of 4.9% in cinema tickets sold during the first half, which resulted mainly from a larger number of movie releases, marketing efforts and broadening of the range of the services provided to cinema customers.

EBITDA

EBITDA increased by 7.5% y.o.y in 1H07 to Euro 114 million, primarily due to the increase in ARPU (+5.8%) of the Pay TV, Broadband and Telephony business, and also due to the strong performance of the Audiovisuals and Cinema Exhibition business. In the Pay TV, Broadband and Telephony business, EBITDA growth was conditioned by higher operating costs, primarily as result of the launch of the telephony service, and the continued investments made to provide more bandwidth and improve the overall quality of service. In 1H07, PT Multimedia's EBITDA margin remained broadly stable at 32.5%.

Consolidated Operating Costs

Consolidated operating costs, excluding depreciation and amortisation, amounted to Euro 237 million in 1H07, an increase of 8.3% y.o.y over the previous year, primarily as a result of the increase in direct costs, commercial costs, and other operating costs as further described below.

Wages and salaries decreased by 7.4% y.o.y to Euro 20 million in 1H07, primarily due to the work force reductions that were undertaken at PT Multimedia in 2006. Wages and salaries represent 5.7% of consolidated operating revenues.

Direct costs, which include programming costs, telecom costs and other direct costs, increased by 5.7% y.o.y to Euro 109 million in 1H07. This cost item represented 30.9% of consolidated operating revenues. Programming costs, which are the main component of direct costs, increased by 2.9% y.o.y. to Euro 77 million in 1H07, mainly as a result of the increase in Sport TV costs due to the price increases and growth in Sport TV subscribers. The increase in other direct costs is primarily explained by the increase in advertising revenue share due to the 20% increase in advertising revenues (+Euro 2 million), as compared to the same period last year.

Commercial costs, which include cost of products sold, marketing and publicity and commissions, increased by Euro 4 million to Euro 25 million in 1H07. This cost item represented 7.1% of consolidated operating revenues. The increase in commercial costs in 1H07 was mainly due to the recognition of a Euro 3 million provision for obsolete equipment included in costs of products sold, and also by the increase in marketing and publicity expenses due to the launch of telephony service and the promotional campaign relating to broadband service, which contributed significantly to the increase in sales of these services.

Other operating costs, which include primarily support services, supplies and external expenses, maintenance and repairs expenses, and provisions, increased by Euro 10 million in 1H07 to Euro 83 million. This increase is mainly related to: (1) capacity increases at call centres and back office functions to sustain the continuous improvement in customer service; (2) higher outsourcing costs related to the roll out of the new management

and information systems during 2006, and (3) higher servicing and provisioning costs relative to the take-up of broadband and digital Pay TV services.

Net Income

Depreciation and amortization costs rose by 7.2% y.o.y to Euro 54.5 million in 1H07. This item, which accounted for 15.6% of consolidated operating revenues, increased primarily due to a higher level of capex in 2006, including: (1) the leasing of additional transponders; (2) the roll-out of new homes passed; (3) the roll out of set-top-boxes related to the digitalization programme, and (4) the investment in new management and information systems. In 1H07 the amortization of the investments related with long-term telecom contracts and transponders amounted to 18.3 million euros, and represented 33,6% of depreciation and amortization costs in the period.

Net other costs amounted to Euro 1 million in 1H07, compared to net other income of Euro 8 million in the same period of last year. In 1H06, this caption included a gain of Euro 8 million related to the partial reversal of a provision for contingencies on the disposal of Lusomundo Media recorded in 2005.

Net interest expenses totalled Euro 5 million in 1H07, as compared to Euro 4 million in the same period of last year, and includes interest related to financial commitments regarding long-term telecommunications contracts and transponders.

Equity in earnings of affiliated companies reached Euro 1.4 million in 1H07, as compared to a loss of Euro 0.3 million in 1H06. In 1H07, this item primarily included PT Multimedia's share in the results of Octal TV (gain of Euro 0.3 million) and Lisboa TV (gain of Euro 0.8 million). Octal TV is the main provider of set-top-boxes for TV Cabo, and Lisboa TV is the owner of Portugal's leading news channel – Sic Notícias.

Net other financial income amounted to Euro 2.8 million in 1H07 as compared to a loss of Euro 0.1 million in 1H06. In 1H07, this item primarily included a gain of Euro 2.2 million obtained with the financial settlement of an equity swap.

Income taxes increased by 5.4% y.o.y to Euro 15 million in 1H07 due to the increase in the effective tax rate to 26.3% in 1H07 from 24.4% in 1H06. The lower effective tax rate in 1H06 was related with the partial reversal of the provision for contingencies on the disposal of Lusomundo Media that was taxable at a 50% reduction in accordance with Portuguese tax law.

Income attributable to minority interests was broadly flat in 1H07 amounting to Euro 1.6 million, which included mainly the income applicable to the minority interests in Cabo TV Madeirense and Cabo TV Açoreana, the operating subsidiaries of PT Multimedia in the Madeira and Azores islands, respectively.

Net income reached Euro 40 million in 1H07, which compares to Euro 44 million in 1H06. In 1H06, net income included a gain net of taxes of Euro 7 million related to the above-mentioned partial reversal of the provision for contingencies on the disposal of Lusomundo Media. Excluding this exceptional gain, net income would have increased by 10.4% y.o.y in 1H07, underpinned by the 7.7% rise in income from operations.

04 Capex

Table 4 - Capex

	2Q07	2Q06	y.o.y	q.o.q	1H07	1H06	y.o.y
Euro million							
Cable and satellite infrastructure	15.9	9.2	72.3%	12.3%	30.1	22.1	36.5%
Terminal equipment	2.3	5.0	(54.5%)	(32.6%)	5.7	13.3	(57.3%)
Transponders	-	19.0	(100.0%)	n.m.	-	19.0	(100.0%)
Other (1)	2.1	8.4	(75.3%)	(29.6%)	5.0	21.0	(76.1%)
Total capex	**20.3**	**41.6**	**(51.3%)**	**(1.1%)**	**40.8**	**75.3**	**(45.8%)**

(1) In 1H06, this caption included: (1) Euro 6 million related with the acquisition of a new movie catalogue in the audiovisual business; (2) Euro 4 million related to the acquisition of equipment in the audiovisual business; and (3) Euro 4 million related to the acquisition of administrative equipment across all businesses.

Capex decreased by 45.8% y.o.y in 1H07 to Euro 41 million, equivalent to 11.6% of operating revenues (23.2% in the same period of last year). In 1H07, capex regarding cable and satellite infrastructure was directed towards: (1) the launch of voice services; (2) additional homes passed, and (3) network upgrades to provide greater customer bandwidth and improve quality of service.

05 Cash Flow

Table 5 _ Free cash flow — Euro million

	2Q07	2Q06	y.o.y	q.o.q	1H07	1H06	y.o.y
EBITDA minus capex	39.8	14.3	177.4%	18.5%	73.4	30.9	137.3%
Non-cash items included in EBITDA [1]	0.0	19.1	(99.8%)	10.7%	0.1	19.0	(99.7%)
Change in working capital	(17.5)	(13.8)	27.3%	n.m.	0.9	(6.5)	n.m.
Operating cash flow	**22.3**	**19.6**	**13.4%**	**(57.2%)**	**74.4**	**43.4**	**71.4%**
Disposals	-	-	n.m.	n.m.	-	-	n.m.
Interest paid [2]	(2.1)	(1.2)	75.3%	(8.8%)	(4.4)	(3.3)	33.6%
Income taxes paid by certain subsidiaries [3]	(0.7)	(0.8)	(16.2%)	123.6%	(1.0)	(1.2)	(12.1%)
Equity swap financial settlement	2.2	-	n.m.	n.m.	2.2	-	n.m.
Transponders and Telecom contracts [4]	(2.2)	(13.0)	(83.4%)	(85.2%)	(16.7)	(15.1)	11.0%
Other cash movements	2.7	(5.2)	n.m.	n.m.	2.0	(2.8)	n.m.
Free cash flow	**22.2**	**(0.5)**	**n.m.**	**(35.1%)**	**56.3**	**21.1**	**167.2%**

(1) This caption includes primarily non-cash provisions included in EBITDA.
(2) This caption includes interest paid related to the financial commitments regarding long-term telecom contracts (Euro 0.3 million) and transponders (Euro 1.3 million vs. Euro 1.0 million in the same period of last year).
(3) This caption relates to the income taxes paid by Cabo TV Madeirense and Cabo TV Açoreana.
(4) Payments regarding telecom contracts are made on a semi-annual basis, and in 2006 the first payment was made in the second quarter, whereas in 2007 the first payment was made in the first quarter.

In 1H07, operating cash flow reached Euro 74 million, as compared to Euro 43 million in the same period of last year. This increase of Euro 31 million was mainly due to the 7.5% growth in EBITDA achieved in the period, and lower levels of capex and working capital investments in the period.

In 1H07, there was a divestment in working capital of Euro 1 million, as compared to an investment of Euro 7 million in the same period last year. This improvement was achieved due to the continuous efforts of TV Cabo to strengthen its billing and collection processes. The investment in working capital of Euro 18 million in 2Q07 is mainly related to a decrease in accounts payable to suppliers in the period due to the renegotiation of the payment terms with certain service providers, aimed at improving the overall quality of the services provided by those entities.

In 1H07, free cash flow more than tripled to Euro 56 million, mainly as a result of the Euro 31 million increase in operating cash flow described above. In 1H07, free cash flow was used to pay dividends, which reached Euro 93 million. PT Multimedia signed in 2005 and 2006 long term contracts with PTC, ending in December 2008, regulating the right of usage of fibre network capacity. These long-term commitments were recorded as capex, and amounted to Euro 65.7 million in 2005 and to Euro 4.5 million in 2006. These amounts are being amortised over the contract period.

06 Consolidated Balance Sheet

Table 6 Balance sheet	30 June 2007	31 December 2006
		Euro million
Current assets	266	260
Cash and equivalents	37	39
Accounts receivable, net	154	162
Inventories, net	36	15
Taxes receivable	7	12
Prepaid expenses and other current assets	32	32
Non-current assets	663	715
Investiments in group companies	16	18
Intangible assets, net	262	284
Fixed assets, net	306	297
Defered taxes	76	89
Other non-current assets	2	27
Total assets	**929**	**975**
Current liabilities	396	355
Short term debt	128	92
Accounts payable	175	188
Accrued expenses	50	51
Deferred income	3	2
Taxes payable	14	13
Current provisions and other liabilities	26	10
Non-current liabilities	154	196
Medium and long term debt	149	174
Non-current provisions and other liabilities	5	22
Total liabilities	**550**	**551**
Equity before minority interests	371	415
Share capital	3	31
Own shares	-	(9)
Reserves, retained earnings and other	328	322
Net income	40	71
Minority interests	8	9
Total shareholders' equity	**380**	**424**
Total liabilities and shareholders' equity	**929**	**975**

The gearing ratio [Net Debt / (Net Debt + Shareholders' Equity)] at the end of June 2007 was 38.7%, as compared to 34.8% at the end of last year, while shareholders' equity plus long-term debt to total assets ratio decreased to 56.8%, as compared to 61.3% at the end of last year. In 1H07, the net debt to EBITDA ratio was 1.1 times, which compares with 1.1 in the same period of last year. EBITDA coverage (EBITDA/Interest costs) was 24.7 times in 1H07, as compared to 29.2 times in 1H06.

Net Debt

As of 30 June 2007, consolidated net debt amounted to Euro 240 million. Excluding financial commitments relating to long-term telecom contracts and transponders, PT Multimedia's net debt at the end of June 2007 amounted to Euro 69 million, an increase of Euro 30 million compared to year-end 2006, as a result of the dividends paid in the first half of 2007 amounting to Euro 93 million, which were offset by free cash flow of Euro 54 million generated in the period and the decrease of Euro 9 million in net debt as result of the financial settlement of the equity swaps on own shares existing at the end of last year.

Table 7 _ Net Debt (Euro million)

	30 June 2007	31 December 2006	Change	Change (%)
Short term	**127.7**	**91.7**	**36.0**	**39.3%**
Bank loans [1]	14.0	14.0	0.0	(0.0%)
Shareholder loans	79.7	34.6	45.1	130.3%
Liability with equity swaps on own shares [2]	0	9.0	(9.0)	(100.0%)
Financial leases	0.0	1.2	(1.2)	(99.0%)
Long-Term Telecom Contracts	23.2	23.4	(0.3)	(1.1%)
Transponders	10.7	9.4	1.3	13.9%
Medium and long term	**149.1**	**174.0**	**(24.9)**	**(14.3%)**
Bank loans	10.5	17.5	(7.0)	(40.0%)
Financial leases	1.7	1.9	(0.1)	(6.2%)
Long-Term Telecom Contracts	11.6	24.0	(12.4)	(51.7%)
Transponders	125.2	130.6	(5.4)	(4.1%)
Total debt	**276.7**	**265.6**	**11.1**	**4.2%**
Cash and short term-investments	36.7	38.8	(2.2)	(5.6%)
Net debt	**240.0**	**226.8**	**13.3**	**5.8%**
Net debt, excluding transponders and long-term telecom contracts	**69.3**	**39.3**	**30.0**	**76.2%**

(1) This item corresponds to 50% of bank loans contracted by Sport TV.
(2) This item corresponds to the notional amount of equity swaps contracted over 925 thousand PT Multimedia shares.

As at 30 June 2007, shareholder loans, totalling Euro 80 million, were granted by Portugal Telecom.

Shareholders' Equity (excluding Minority Interests)

As at 30 June 2007, shareholders' equity excluding minority interest amounted to Euro 371 million, a decrease of Euro 43 million from the end of 2006, as a result of dividends paid in 1H07 (Euro 93 million), which more than offset the net income generated during the period (Euro 40 million) and the cancellation of the treasury stock recorded at the end of 2006 amounting to Euro 9 million in connection with the equity swaps on own shares existing at that date, following the financial settlement of those equity swaps as described above.

Pursuant to Portuguese legislation, the amount of distributable reserves is determined according to the standalone financial statements of the company prepared in accordance with Portuguese GAAP. The level of distributable reserves is primarily impacted by the amount of (1) treasury stock owned; (2) net income generated; and (3) dividends paid.

As at 30 June 2007, distributable reserves of PT Multimedia amounted to Euro 326 million, a decrease of Euro 28 million from the end of 2006, mainly as a result of the dividends paid in 1H07 (Euro 93 million), which more than offset the net income generated in the period under Portuguese GAAP (Euro 37 million), and the Euro 28 million increase in distributable reserves following the completion of the share capital restructuring approved at the Annual Shareholders Meeting of 24 April 2007.

07 Subsequent Events

On 5 August 2007, PT Multimedia announced an agreement to acquire from Parfitel – SGPS S.A., 100% of BRAGATEL - COMPANHIA DE TELEVISÃO POR CABO DE BRAGA S.A. ("Bragatel"), 92.06% of PLURICANAL LEIRIA - TELEVISÃO POR CABO, S.A. ("Pluricanal Leiria") and 98.75% of PLURICANAL SANTARÉM - TELEVISÃO POR CABO, S.A. ("Pluricanal Santarém"), (together "the Operating Companies"). The consideration to be paid by PT Multimedia is indexed to the consolidated EBITDA of the Operating Companies at the time of the closing of the transaction. The parties have agreed for a 12x EBITDA Multiple to be applied.

The Operating Companies had a total of 164 thousand homes passed as of June 2007, and Revenues and EBITDA of Euro 6.0 million and Euro 2.8 million, respectively, for the first six months of 2007.

The completion of the transaction is subject to the review of the Competition Authority and the completion of satisfactory due diligence by PT Multimedia.

As soon as the transaction is closed PT Multimedia intends fully integrate the Operating Companies in TV Cabo. PT Multimedia expects the integration of the Operating Companies to be completed within six months post closing of the transaction. The integration will generate significant synergies particularly in the areas of content, marketing and G&A.

Additional Information

This information is also available on PT Multimedia's IR website **www.pt-multimedia.pt**

Contacts

Francisco Nunes
Chief Financial Officer
francisco.nunes@pt-multimedia.pt

Lídia Falcão
Investor Relations
lidia.m.falcao@pt-multimedia.pt

PT Multimedia
Avenida 5 de Outubro, 208
1069-203 Lisboa, Portugal
Tel.: +351 21 782 4725
Fax: +351 21 782 4735

Except for historical information contained herein, this earnings release contains certain forward-looking statements which involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include, among others, the continued use by subscribers of PT Multimedia's services, technological changes and competition, as well as other factors detailed from time to time in PT Multimedia's filings with the Portuguese Securities and Exchange Commission.

PT Multimedia is listed on the Euronext Stock Exchange. Information may be accessed on Reuters under the symbol PTM.LS and on Bloomberg under the symbol PTM PL.

Exhibit B-2

Press Release Entitled "Conversion of Class A Shares Into Ordinary Shares"

See attachment.

PT Multimedia # RELEASE

CONVERSION OF CLASS A SHARES INTO ORDINARY SHARES

Lisbon, 12 September 2007 – Following the release made on 24 April 2007, PT-Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A. ("PT Multimedia"), under the terms and for the purposes set forth in paragraph b) of article 3 of CMVM Regulation no 4/2004, announces that, following the approval of the free allotment of the PT Multimedia shares held by PT to its shareholders (spin-off) at the Annual General Meeting of Shareholders of Portugal Telecom, SGPS, S.A. ("PT") and after the consent of this company, PT Multimedia has requested to register the amendment to the articles of association related to the suppression of the special rights granted to the class A shares held by PT, with the conversion of these shares into ordinary shares which was resolved at the PT Multimedia's Annual General Meeting held on 24 April 2007.

This amendment to the articles of associations has already been registered with the Commercial Registry of Lisbon. It is expected that the conversion above mentioned of the 102,000 class A shares of PT Multimedia is concluded before the Central de Valores Mobiliários (the stock exchange's clearinghouse) and that the converted PT Multimedia new ordinary shares start trading on the stock exchange on 17 September 2007.

This information is also available on PT Multimedia's IR website:
www.pt-multimedia.pt;

Contacts

Lídia Falcão
Investor Relations
lidia.m.falcao@pt-multimedia.pt

PT Multimedia
Avenida 5 de Outubro, 208
1069-203 Lisboa, Portugal
Tel.: +351 21 782 4725
Fax: +351 21 782 4735

Exhibit B-3

Press Release Entitled "Change in the Composition of the Corporate Bodies"

See attachment.

PT Multimedia

RELEASE

CHANGE IN THE COMPOSITION OF THE CORPORATE BODIES

Lisbon, Portugal, 21 September 2007 – PT Multimedia announced today, pursuant to article 3, subparagraph f) of the CMVM's (Portuguese Securities Market Commission) Regulation no. 4/2004, that in connection with PT Multimedia's spin off from Portugal Telecom Group, Zeinal Bava, CEO, and Manuel Francisco Rosa da Silva, Francisco José Meira da Silva Nunes and Pedro Humberto Monteiro Durão Leitão, members of the executive committee, have resigned from their offices. The non-executive board member, Joaquim Aníbal Brito Freixial de Goes, has also resigned from his office.

Following these resignations, PT Mutimedia's Board of Directors has appointed as Board Members, on its meeting held today, Rodrigo Costa, José Pedro Pereira da Costa, Luís Gonçalves Lopes and Laszlo Hubay Cebrian.

On the same meeting, the Board of Directors has appointed the following directors as members of the Executive Committee:

CEO: Rodrigo Costa
Members: José Pedro Pereira da Costa – CFO
Luís Gonçalves Lopes
Duarte Maria de Almeida e Vasconcelos Calheiros

Following theses changes, Portugal Telecom and PT Multimedia cease to have board members in common. PT Multimedia also informs that, aiming at achieving full transparency in the spin-off of PT Multimedia from Portugal Telecom and in the creation of a clear competitive framework between both companies, the executive directors of PT Multimedia that currently hold shares of this company have expressed their intention to dispose immediately of such shares in the market.

On behalf of the Board of Directors, its Chairman, Mr. Daniel Proença de Carvalho, expressed to Mr Zeinal Bava and to his team members that have left the Board, his appreciation for the work done and excellent results achieved during their offices.

This information is also available on PT Multimedia's IR website: **www.pt-multimedia.pt**

Contacts
Lídia Falcão
Investor Relations
lidia.falcao@pt-multimedia.pt

PT Multimedia
Avenida 5 de Outubro, 208
1069-203 Lisboa, Portugal
Tel.: +351 21 782 4725
Fax: +351 21 782 4735

Exhibit B-4

English Translation of Notice of Qualified Shareholding

Under the terms and for purposes of Article 17, of the Securities Code, PT Multimedia gives notice that Cinveste, SGPS, S.A., has communicated to it that it acquired 574,652 shares of PT Multimedia on the stock exchange on September 21, 2007 and now holds a total of 15,505,120 shares representing capital stock of PT Multimedia, corresponding to 5.02% of the capital stock and voting rights of the company.

Lisbon, September 24, 2007

Exhibit B-5

Report and Consolidated Financial Statements for the First Half of 2007

See attachment.

PT Multimedia

Consolidated Report First Half '07

PT- Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A.
A publicly-held Company
Registered Office: Av. 5 de Outubro, no. 208, Lisbon
Share capital: €3,090,968.28
Entered in the Trade Registry of Lisbon and Corporation no. 504 453 513

KEY DATA

Highlights	1H07	1H06	y.o.y
Operational highlights ('000)			
Basic Subscribers	1,495	1,444	3.6%
Digital Extended Basic Subscribers	328	196	66.9%
Broadband Internet Subscribers	381	345	10.5%
Fixed Telephony Subscribers	24	n.a.	n.m.
RGUs (1)	2,228	1,985	12.3%
Blended ARPU (Euro)	30.6	28.9	5.8%
Financial highlights (Euro million)			
Operating revenues	350.7	324.7	8.0%
EBITDA (2)	114.1	106.2	7.5%
EBITDA margin (3) (%)	32.5%	32.7%	(0.2pp)
Net income	40.4	43.6	(7.2%)
Capex	40.8	75.3	(45.8%)
EBITDA minus capex	73.4	30.9	137.3%
Net debt (4)	69.3	40.0	73.5%
Net debt(4) / EBITDA (x)	0.3x	0.2x	0.6x

(1) Revenue Generating Units correspond to the sum of Pay-TV basic customers plus Pay-TV extended basic customers plus broadband internet customers plus fixed telephony customers. (2) EBITDA = Income from operations + Depreciation and amortization. (3) EBITDA margin = EBITDA / operating revenues. (4) Net Debt excluding financial commitments regarding long-term telecom contracts and transponders.

- **Customer base growth:** 3.6% y.o.y to 1,495 thousand at the end of 1H07, corresponding to 15 thousand net additions in the period, which compares to a net loss of 35 thousand subscribers in the same period last year.
- **Operational momentum:** RGUs up by 12.3%, with the number of products per subscriber increasing from 1.38x at the end of 1H06 to 1.49x at the end of 1H07:
  - Broadband customers up by 10.5% to 381 thousand (9 thousand net additions in 2Q07),
  - Digital extended basic subscribers up by 66.9% to 328 thousand (24 thousand net additions in 2Q07),
  - Strong telephony take up, with 24 thousand net additions in 1H07, on the back of the formal launch of the service in May, and equivalent to a run rate of 10 thousand sales per month since then.
- **ARPU growth:** Blended ARPU increased by 5.8% in 1H07, reaching Euro 30.6.
- **Top-line and EBITDA growth:** revenues increased by 8.0% y.o.y to Euro 351 million in 1H07, and EBITDA grew by 7.5% to Euro 114 million in 1H07, underpinned by growth in revenues across all businesses. EBITDA margin remained broadly stable at 32.5%.
- **Capital expenditures:** capex was directed to support new services and subscriber growth, and reached Euro 41 million in 1H07, corresponding to 11.6% of revenues. Key investments included: the launch of telephony; additional homes passed, and network upgrades to provide greater bandwidth to subscribers and improve quality of service. At present, 98% of the 2,699 million homes passed are broadband and digital enabled and 94% are VoIP compliant.
- **Cash flow generation:** EBITDA minus Capex increased by 137.3% y.o.y, reaching Euro 73 million in 1H07, equivalent to 20.9% of operating revenues.
- **Net income:** net income amounted of Euro 40 million in 1H07, as compared to Euro 44 million in 1H06, which included an extraordinary gain of Euro 7 million. On a comparable basis, net income increased by 10.4% y.o.y.
- **Financial flexibility:** Net debt, excluding financial commitments regarding long-term telecom contracts and transponders, amounted to Euro 69 million at the end of 1H07. The net debt(4)/EBITDA ratio stands at 0.3x. Distributable reserves amounted to Euro 326 million as at 30 June 2007.

CORPORATE BODIES

Officials of the General Meeting of Shareholders

Chairman Júlio de Castro Caldas
Secretary Alexandre Cardoso Correia da Mota Pinto

Members of the Board of Directors

Chairman Daniel Proença de Carvalho

Executive Commitee

President Zeinal Bava
Members Manuel Francisco Rosa da Silva
Francisco José Meira Silva Nunes
Duarte Maria de Almeida e Vasconcelos Calheiros
Pedro Humberto Monteiro Durão Leitão

Non-executive Members

Manuel Fernando Moniz Galvão Espírito Santo Silva
António Domingues
José Pedro Sousa de Alenquer
Joaquim Aníbal Brito Freixial de Goes
Luís João Bordalo da Silva
Vítor Fernando da Conceição Gonçalves – President of the Audit Committee
José António de Melo Pinto Ribeiro – Member of the Audit Committee
Nuno João Francisco Soares de Oliveira Silvério Marques – Member of the Audit Committee

Statutory Auditor

In Office Oliveira, Reis & Associados, SROC
Represented by José Vieira dos Reis

Alternate Oliveira, Reis & Associados, SROC
Represented by Fernando Marques Oliveira

PT MULTIMEDIA SIMPLIFIED STRUCTURE


PT Multimedia
Pay-TV, Broadband Internet and Telephony business
TV Cabo Portugal (i) 100%
Cabo TV Madeirense (i) 71.14%
Cabo TV Açoreana (i) 83.82%
PT-Conteúdos (i) 100%
Sport TV Portugal (ii) 50.00%
Lisboa TV (iii) 40.00%
Audiovisuals business
Lusomundo Audiovisuais (i) 100%
Cinema Exhibition business
Lusomundo Cinemas (i) 100%

(i) Full consolidation
(ii) Proportional consolidation
(iii) Equity accounting

MANAGEMENT REPORT

First Half 2007 Events and Recent Developments

Shareholder Remuneration

- On 24 April 2007, PT Multimedia's Shareholders approved at the AGM the payment of a cash dividend of Euro 0.30 per share for the year ending 2006, representing an increase of 9% over the previous year. The dividend was paid on 18 May 2007, totalling Euro 93 million.

New Services

- On 23 January 2007, TV Cabo launched telephony services, establishing itself as an integrated triple-play operator - "3 Play". The bundled triple play offer comprises Pay-TV, broadband Internet and telephony. The up-selling of voice services to existing broadband customers is expected to allow TV Cabo to further grow ARPU, increase broadband penetration, reduce churn and better segment its offers to meet customer demands.

Company By Laws

- On 24 April 2007, PT Multimedia's Shareholders approved at the Annual General Meeting the suppression of the special rights granted to the Class A shares of the Company held by Portugal Telecom, SGPS, S.A. ("Portugal Telecom"), arising from paragraph 2 of Article 14 and paragraph 4 of Article 15 of the Articles of Association, and on the resulting conversion of such shares into ordinary shares and the corresponding amendment the abovementioned Articles, to paragraph 2 of Article 4, to paragraph 2 of Article 16 and to paragraph 2 of Article 17 of the Articles of Association, as well as the removal of paragraphs 2 and 3 of Article 5, of paragraph 2 of Article 6 and of paragraph 2 of Article 23 of the Articles of Association. This resolution was approved at a General Meeting of Shareholders of Portugal Telecom held on 27 April 2007, and after the consent of this company, PT Multimedia has converted all of its Class A shares into ordinary shares. The conversion of the 102,000 Class A shares held by Portugal Telecom was completed before the Central de Valores Mobiliários (the stock exchange's clearing house) and the converted shares started trading in the Euronext stock exchange on 17 September 2007. In addition, PT Multimedia has registered with the commercial Registry of Lisbon an amendment to its Articles of Association for the suppression of the special rights granted to those Class A shares.

- On 20 June 2007, PT Multimedia's Shareholders approved at the Annual General Meeting the amendment of the Articles of Association in light of the amendments to the Portuguese Companies Code under Decree-Law no. 76-A/2006 of 29 March which aimed, namely, at the adoption by PT Multimedia of the Anglo-Saxon governance model, i.e., a structure in which monitoring of the company is undertaken by an Audit Committee, composed of members of the Board of Directors, and a statutory auditor.

- On 20 June 2007, PT Multimedia's Shareholders approved at the Annual General Meeting the amendment to paragraph 1, a) and b), and paragraph 4 of article 9, and to paragraph 5 of article 12 of the Articles of Association, increasing from 5% to 10% the limitation on the share participation by PT Multimedia shareholders who are, either directly or indirectly, engaged in a business competing with this company. Additionally, the limitation over votes cast of the Company's total voting stock by any single holder of ordinary shares, in his own name or as a representative of another shareholder, was also increased from 5% to 10%.

Share Capital

- On 22 May 2007, following the decision taken at the Annual General Meeting of Shareholders on 24 April, PT Multimedia requested to register a share capital reduction before the Commercial Registry of Lisbon, in the amount of Euro 27,818,714.52 Euros for the release of excess capital through the creation of free reserves in the same amount. As a result, PTM's share capital was reduced to Euro 3,090,968.28. This share capital reduction has been executed by a reduction in the par value of all shares representing the share capital of PT Multimedia, the par value of each share becoming 1 Euro cent. The share capital reduction and consequently the reduction of the nominal value of all the shares representing PT Multimedia's share capital was concluded before the Central de Valores Mobiliários (the stock exchange's clearinghouse) on 29 May 2007. The trading of PT Multimedia shares on the stock exchange with the new nominal value toke place on 24 May 2007.

Corporate Bodies

- On 24 April 2007, PT Multimedia's Shareholders elected the corporate bodies for the 2007/2009 term of office, as follows:

  Board of the General Meeting of Shareholders
  Chairman: Daniel Proença de Carvalho
  Secretary: Alexandre Cardoso Correia da Mota Pinto

  Board of Directors
  Chairman: Henrique Manuel Fusco Granadeiro

  Vice-Chairman: Zeinal Bava

  Members: Manuel Francisco Rosa da Silva
  Duarte Maria de Almeida Vasconcelos Calheiros
  Pedro Humberto Monteiro Durão Leitão
  Francisco José Meira Silva Nunes
  Joaquim Aníbal Brito Freixial Goes
  Manuel Fernando Moniz Galvão Espírito Santo Silva
  António Domingues
  José Pedro Sousa de Alenquer
  Luís João Bordallo da Silva

  Sole Auditor
  Member: Oliveira, Reis & Associados, SROC representada por José Vieira dos Reis
  Deputy Member: Fernando Marques Oliveira

  Compensation Committee
  Zeinal Bava
  Rodrigo Jorge de Araújo Costa
  Luís Miguel da Fonseca Pacheco de Melo

- On 20 June 2007, PT Multimedia's Shareholders approved the alteration of the composition of the corporate bodies for the 2007/2009 term of office as follows:

- Alteration of the composition of the Board of Directors of PT Multimedia with the purpose of its enlargement from 11 to 14 members;
- Acceptance of the resignations presented by the Chairman of the Board of Directors, Mr. Henrique Manuel Fusco Granadeiro, and by the Chairman of the General Meeting Mr. Daniel Proença de Carvalho;
- Election of the following members for the Board of Directors, with indication of those that will be members of the Audit Committee, to complete the current term of office:

Board of Directors
Chairman: Daniel Proença de Carvalho
Members: Vítor Fernando da Conceição Gonçalves – President of the Audit Committee
José António de Melo Pinto Ribeiro – Member of the Audit Committee
Nuno João Francisco Soares de Oliveira Silvério Marques – Member of the Audit Committee

- Election of Mr. Júlio de Castro Caldas as Chairman of the General Meeting to complete the current term of office.

- Appointment of Oliveira, Reis & Associados, SROC, represented by José Vieira dos Reis and Fernando Marques Oliveira as effective and substitute statutory auditor, respectively, for the 2007/2009 term of office.

- Alteration of the Compensation Committee as follows:
Compensation Committee
António Cândido Seruca de Carvalho Salgado (Chairman)
Luís Manuel Roque de Pinho Patrício
Agostinho do Nascimento Pereira de Miranda

Subsequent Event

- On 5 August 2007, PT Multimedia announced an agreement to acquire from Parfitel – SGPS S.A., 100% of Bragatel - Companhia de Televisão por Cabo de Braga S.A. ("Bragatel"), 92.06% of Pluricanal Leiria - Televisão por Cabo, S.A. ("Pluricanal Leiria") and 98.75% of Pluricanal Santarém - Televisão por Cabo, S.A. ("Pluricanal Santarém"), (together "the Operating Companies"). The consideration to be paid by PT Multimedia is indexed to the consolidated EBITDA of the Operating Companies at the time of the closing of the transaction. The parties have agreed for a 12x EBITDA Multiple to be applied. The Operating Companies had a total of 164 thousand homes passed as of June 2007, and Revenues and EBITDA of Euro 6.0 million and Euro 2.8 million, respectively, for the first six months of 2007.

  The completion of the transaction is subject to the review of the Competition Authority and the completion of satisfactory due diligence by PT Multimedia. As soon as the transaction is closed PT Multimedia intends to fully integrate the Operating Companies in TV Cabo. PT Multimedia expects the integration of the Operating Companies to be completed within six months post closing of the transaction. The integration will generate significant synergies particularly in the areas of content, marketing and G&A.

Business Performance

Pay TV, Broadband and Telephony

Pay TV, Broadband Internet and Telephony	1H07	1H06	y.o.y
Homes passed [1] ('000)	2,699	2,782	(3.0%)
Basic Subscribers [2,3] ('000)	1,495	1,444	3.6%
of which:			
Digital Extended Basic	328	196	66.9%
Premium Pay-TV	776	735	5.5%
Broadband Internet	381	345	10.5%
Fixed Telephony	24	n.a.	n.m.
RGUs [4]	2,228	1,985	12.3%
RGUs per subscriber [4]	1.49	1.38	8.4%
Net additions ('000)			
Subscribers	15	(35)	n.m.
Digital Extended Basic	57	89	(35.2%)
Premium Pay-TV	(4)	(33)	(87.4%)
Broadband Internet	19	(3)	n.m.
Fixed Telephony	24	-	n.m.
RGUs	116	50	131.7%
Blended ARPU (Euro)	30.6	28.9	5.8%

(1) In 2Q07, TV Cabo undertook a database clean-up of 230 thousand homes passed in connection with the completion of an internal audit of its databases. No further material corrections are anticipated. Considering the impact of this database clean-up, the number of homes passed would have decreased to 2.651 thousand at the end of 2006. (2) These figures are related to the total number of Pay-TV basic customers, including the cable and satellite platforms. PT Multimedia offers several basic services, based on different technologies, directed to different market segments (residential, real estate and hotels), with a distinct geographical scope (mainland Portugal and the Azores and Madeira islands) and with a variable number of channels. (3) These figures include products in temporary promotions, such as "Try and Buy" promotions, (4) Revenue Generating Units correspond to the sum of Pay-TV basic customers, plus Pay-TV extended basic customers, plus broadband internet customers and fixed telephony customers.

PT Multimedia's customer base increased by 3.6% y.o.y to 1,495 thousand at the end of 1H07. The number of products per subscriber increased from 1.38 per subscriber at the end of 2Q06 to 1.49 per subscriber at the end of 1H07, leading to an increase in RGUs of 12.3% to 2,228 thousand. This strong performance reflects the consistent improvement in the quality of service provided by TV Cabo, success of cross selling strategy, and the launch of double play and triple play packages, which in turn are also contributing to reduce churn levels across all products.

Currently, over 50% of PT Multimedia's new Pay TV subscribers opted to acquire two or three services, which, coupled with the launch of new tariff plans, underpinned ARPU. In 1H07, blended ARPU rose by 5.8% to Euro 30.6.

In 1H07, TV Cabo continued to invest in the expansion and upgrade of its network. At the end of June 2007, two of the four high capacity fibre optical rings that comprise greater Oporto's fibre to the hub architecture had been installed and were functional.

The number of homes passed increased by 48 thousand in 1H07 reaching 2,699 thousand at the end of June. At present, 98% of homes passed are bi-directional and therefore broadband and digital TV enabled, and 94% are VoIP compliant.

Pay-TV

Pay-TV customers reached 1,495 thousand at the end of June 2007, with net additions of 15 thousand in 1H07, as compared to negative net additions of 35 thousand in the same period last year. The sustained recovery in subscribers since 3Q06 reflects a significant decrease in churn levels, primarily related with the significant improvements in the quality of service provided by TV Cabo and a more comprehensive triple play offer following the launch of the voice service.

TV Cabo's 65 channels extended basic package continues to be the best selling additional TV product and a key driver for new customer additions and ARPU expansion. The extended basic package reached 328 thousand subscribers by the end of June 2007, with 57 thousand net additions in 1H07.

Premium subscriptions reached 776 thousand at the end of June 2007, with the level of negative net additions in 1H07, reflecting the seasonal disconnections of the Sport TV premium sports channel at the end of 2Q07 following the end of the Portuguese Football Premier League, which occurred in mid-May.

Broadband Internet

In 1H07, broadband internet customers increased by 10.5% y.o.y to 381 thousand, with 19 thousand net additions in the period. This performance reflects the success of the promotional campaign launched at the end of March, increase in broadband speeds, unlimited traffic packages and improved positioning and brand awareness of TV Cabo's broadband offering. In May 2007, Netcabo was voted best Portuguese ISP by "PC Guia", Portugal's leading IT magazine, which constitutes a public recognition of the continued improvement in the quality of service provided by TV Cabo, resulting from the investments in the network and improved customer service. Despite fierce competition in cable areas, TV Cabo continued to capture a share of net additions in line with its market share and, through adequate segmentation of its offer, maintained broadband revenue per subscriber broadly stable.

Fixed Telephony

On 23 January 2007, TV Cabo launched telephony services, establishing itself as an integrated triple-play operator under the umbrella "3 Play". The bundled triple play offer comprises Pay TV, broadband Internet and telephony.

Fixed telephony subscribers reached 24 thousand at the end of June 2007. The initial launch of the service, by the end of January, was a "soft launch" without any advertising campaign above-the-line until the beginning of May when the first large-scale campaign was launched.

The initial take-up of the service and subsequent response has exceeded PT Multimedia's expectations, and at the end of July fixed telephony subscribers were approximately 35 thousand. PT Multimedia has also requested an authorization to provide telephony services using geographic numbering, in order to allow it to offer number portability, which will underpin even higher growth of its triple play offer.

ARPU

Blended ARPU in 1H07 amounted to Euro 30.6, an increase of 5.8% y.o.y, underpinned by the rise in RGUs per subscriber from 1.38 per subscriber at the end of 2Q06 to 1.49 per subscriber at the end of 1H07, a function of the increased

penetration of the extended basic package and the growth in broadband Internet, as well as the strong take-up of the telephony service and better segmentation of its offer and tariff plans.

Audiovisuals and Cinema Exhibition

Portuguese GBO (Gross Box Office) increased by 3.2% to Euro 32.6 million in 1H07, compared with a 5% increase of the US Box Office in the same period. This difference in performance is mainly due to the earlier release in the United States of larger "blockbusters" like "Shrek The Third" and "Ratatouille".

In 1H07, 6 out of the 10 top titles released were distributed exclusively by PT Multimedia. The most successful titles distributed by PT Multimedia in the quarter were "Pirates Of The Caribbean 3" "Mr. Bean's Hollyday" , "Shrek the Third", "Babel" and "Apocalypto".

In the Cinema Exhibition business, cinema tickets sold by PT Multimedia in Portugal in 1H07 totalled 3,817 thousand, an increase of 4.9% y.o.y, equivalent to a market share of 50%. This increase resulted from taking advantage of a wider movie offer available, adequate marketing and better services provided to customers.

The Portuguese retail home entertainment market has grown by 18% y.o.y in 1H07, in accordance with GFK Group market research. In 1H07, and also according to this study, sales of PT Multimedia products by retailers to consumers rose by 20% y.o.y, increasing PT Multimedia's market share from 25% to 29%. Several titles contributed significantly to this performance, namely "Flushed Away", "Barnyard", "High School Music", "Greys Anatomy", "Cars", "Lost" and "An Inconvenient Truth", "Arthur and the Minimays", "Apocalypto", and "Babel". "Flushed Away" was the first Dreamworks title released on home video by PT Multimedia in Portugal, as a consequence of the renewal on the Paramount license agreement, now including Dreamworks products as well.

Analysis of Consolidated Results

The following analysis should be read together with the consolidated financial statements and accompanying notes thereto.

Since 1 January 2005, PT Multimedia's consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) as adopted by the European Union and applicable to companies listed on European Union stock exchanges.

Consolidated Income Statement

Euro Million	1H07	1H06	y.o.y
Consolidated operating revenues	**350,7**	**324,7**	**8,0%**
Pay TV, Broadband and Telephony	310,8	291,8	6,5%
Audiovisuals	28,9	24,3	18,8%
Cinema Exhibition	21,5	19,3	11,6%
Other and eliminations	(10,5)	(10,7)	(2,0%)
Consolidated operating costs, excluding D&A	**236,6**	**218,5**	**8,3%**
Wages and salaries	19,9	21,5	(7,4%)
Direct costs (1)	108,5	102,7	5,7%
Programming costs	76,8	74,7	2,9%
Other direct costs	31,7	28,0	13,2%
Commercial costs (2)	25,0	20,8	20,3%
Other operating costs	83,1	73,6	13,0%
EBITDA (3)	**114,1**	**106,2**	**7,5%**
Depreciation and amortisation	54,5	50,9	7,2%
Income from operations (4)	59,6	55,3	7,7%
Other expenses (income)	**1,9**	**(8,1)**	**n.m.**
Work force reduction costs	0,2	0	n.m.
Net losses/(gains) on disp. of fixed assets	0,3	0,2	55,8%
Net other costs/(income)	1,4	(8,3)	n.m.
Income before financ. & inc. taxes	57,7	63,4	(9,0%)
Financial expenses (income)	**0,3**	**3,7**	**(90,8%)**
Net interest expenses	4,6	3,6	26,8%
Net foreign currency exchange losses (gains)	(0,1)	(0,3)	(67,4%)
Equity in losses (earnings) of affiliates	(1,4)	0,3	n.m.
Net other financial expenses/(income)	(2,8)	0,1	n.m.
Income before income taxes	**57,4**	**59,7**	**(4,0%)**
Income taxes	(15,3)	(14,6)	5,4%
Income from continued operations	**42,0**	**45,2**	**(7,0%)**
Income applicable to minority interests	(1,6)	(1,6)	(2,2%)
Consolidated net income	**40,4**	**43,6**	**(7,2%)**

(1) Direct costs include basically programming costs and telecom costs
(2) Commercial costs include commissions, marketing and publicity expenses and cost of equipment sold
(3) EBITDA = Income from operations + Depreciation and amortisation
(4) Income from operations = Income before financials and income taxes + Work force reduction programme costs + Impairment of goodwill ± Losses/Gains on disposals of fixed assets ± Other costs/income

Operating Revenues

Operating revenues increased by 8.0% y.o.y to Euro 351 million in 1H07, reflecting the increase in revenues across all of PT Multimedia's businesses.

In 1H07, the Pay TV, Broadband and Telephony business accounted for 88.6% of PT Multimedia's consolidated operating revenues. Operating revenues in this business segment increased by 6.5% y.o.y to Euro 311 million in 1H07, with service revenues increasing by 7.1% y.o.y to Euro 305 million. The increase in service revenues was underpinned by the 3.6% increase in Pay TV subscribers and the 5.8% increase in blended ARPU in 1H07.

In 1H07, operating revenues in the Audiovisuals business increased by 18.8% y.o.y to Euro 29 million, as a result of the increase in revenues from movie exhibition rights, reflecting the fact that PT Multimedia distributed in theatres 6 of the 10 top titles in 1H07 and the recovery of Video/DVDs sales as consequence of the variety and quality of the titles released in 1H07.

Operating revenues in the Cinema Exhibition business increased by 11.6% in 1H07 to Euro 21 million, supported mainly by an increase of 4.9% in cinema tickets sold during the first half, which resulted mainly from a larger number of movie releases, marketing efforts and broadening of the range of services provided to cinema customers.

EBITDA

EBITDA increased by 7.5% y.o.y in 1H07 to Euro 114 million, primarily due to the increase in ARPU (+5.8%) of the Pay TV, Broadband and Telephony business, and also due to the strong performance of the Audiovisuals and Cinema Exhibition businesses. In the Pay TV, Broadband and Telephony business, EBITDA growth was conditioned by higher operating costs, primarily as result of the launch of the telephony service, and the continued investments made to provide more bandwidth and improve the overall quality of service. In 1H07, PT Multimedia's EBITDA margin remained broadly stable at 32.5%.

Consolidated Operating Costs

Consolidated operating costs, excluding depreciation and amortisation, amounted to Euro 237 million in 1H07, an increase of 8.3% y.o.y over the previous year, primarily as a result of the increase in direct costs, commercial costs, and other operating costs as further described below.

Wages and salaries decreased by 7.4% y.o.y to Euro 20 million in 1H07, primarily due to a reduction in PTM's average salaries per employee in the period as a result of the redundancies that were undertaken at PT Multimedia in 2006. Wages and salaries represent 5.7% of consolidated operating revenues.

Direct costs, which include programming costs, telecom costs and other direct costs, increased by 5.7% y.o.y to Euro 109 million in 1H07. This cost item represented 30.9% of consolidated operating revenues. Programming costs, which are the main component of direct costs, increased by 2.9% y.o.y. to Euro 77 million in 1H07, mainly as a result of the increase in Sport TV costs due to the price increases and growth in Sport TV subscribers. The increase in other direct costs is primarily explained by the increase in costs of advertising revenue share due to the 20% increase in advertising revenues (+Euro 2 million), as compared to the same period last year.

Commercial costs, which include costs of products sold, marketing and publicity and commissions, increased by Euro 4 million to Euro 25 million in 1H07. This cost item represented 7.1% of consolidated operating revenues. The increase in commercial costs in 1H07 was mainly due to the recognition of a Euro 3 million provision for obsolete equipment included in costs of products sold, and also by the increase in marketing and publicity expenses due to the launch of the telephony service and the promotional campaign relating to the broadband service, which contributed significantly to the increase in sales of these services.

Other operating costs, which include primarily support services, supplies and external expenses, maintenance and repairs, and provisions, increased by Euro 10 million in 1H07 to Euro 83 million. This increase is mainly related to: (1) capacity increases at call centres and back office functions to sustain the continuous improvement in customer service; (2) higher outsourcing costs related to the roll out of the new management and information systems during 2006, and (3) higher servicing and provisioning costs relative to the take-up of broadband and digital Pay TV services.

Depreciation and amortization costs rose by 7.2% y.o.y to Euro 54.5 million in 1H07. This item, which accounted for 15.6% of consolidated operating revenues, increased primarily due to a higher level of capex in 2006, including: (1) the leasing of additional transponders; (2) the roll-out of new homes passed; (3) the roll out of set-top-boxes related to the digitalization programme, and (4) the investment in new management and information systems. In 1H07 the amortization of the investments related with long-term telecom contracts and transponders amounted to Euro 18 million, and represented 33.6% of depreciation and amortization costs in the period.

Net Income

Net other costs amounted to Euro 1.4 million in 1H07, compared to net other income of Euro 8.3 million in the same period of last year. In 1H06, this caption included a gain of Euro 8 million related to the partial reversal of a provision for contingencies on the disposal of Lusomundo Media recorded in 2005.

Net interest expenses totalled Euro 5 million in 1H07, as compared to Euro 4 million in the same period of last year, and includes interest related to financial commitments regarding long-term telecom contracts and transponders.

Equity in earnings of affiliated companies reached Euro 1.4 million in 1H07, as compared to a loss of Euro 0.3 million in 1H06. In 1H07, this item primarily included PT Multimedia's share in the results of Octal TV (gain of Euro 0.3 million) and Lisboa TV (gain of Euro 0.8 million). Octal TV is the main provider of set-top-boxes for TV Cabo, and Lisboa TV is the owner of Portugal's leading news channel – SIC Notícias.

Net other financial income amounted to Euro 2.8 million in 1H07 as compared to a loss of Euro 0.1 million in 1H06. In 1H07, this item primarily included a gain of Euro 2 million obtained with the financial settlement of an equity swap.

Income taxes increased by 5.4% y.o.y to Euro 15 million in 1H07 due to the increase in the effective tax rate to 26.3% in 1H07 from 24.4% in 1H06. The lower effective tax rate in 1H06 was related with the partial reversal of the provision for contingencies on the disposal of Lusomundo Media that was taxable at a 50% reduction in accordance with Portuguese tax law.

Income attributable to minority interests was broadly flat in 1H07 amounting to Euro 1.6 million, which included mainly the income applicable to the minority interests in Cabo TV Madeirense and Cabo TV Açoreana, the operating subsidiaries of PT Multimedia in the Madeira and Azores islands, respectively.

Net income reached Euro 40 million in 1H07, which compares to Euro 44 million in 1H06. In 1H06, net income included a gain net of taxes of Euro 7 million related to the above-mentioned partial reversal of the provision for contingencies on the disposal of Lusomundo Media. Excluding this exceptional gain, net income would have increased by 10.4% y.o.y in 1H07, underpinned by the 7.7% rise in income from operations.

CAPEX

Euro Million	1H07	1H06	y.o.y
Cable and Satellite infrastructure	30.1	22.1	36.5%
Terminal equipment	5.7	13.3	(57.3%)
Transponders	0.0	19.0	(100.0%)
Other [1]	5.0	21.0	(76.1%)
Total capex	**40.8**	**75.3**	**(45.8%)**

(1) In 1H06, this caption included primarily: (1) Euro 6 million related with the acquisition of a new movie catalogue in the audiovisuals business; (2) Euro 4 million related to the acquisition of equipment in the audiovisuals business; and (3) Euro 4 million related to the acquisition of administrative equipment across all businesses.

Capex decreased by 45.8% y.o.y in 1H07 to Euro 41 million, equivalent to 11.6% of operating revenues (23.2% in the same period of last year). In 1H07, capex regarding the cable and satellite infrastructure was directed towards: (1) the launch of voice services; (2) additional homes passed, and (3) network upgrades to provide greater customer bandwidth and improve quality of service.

Free Cash Flow

Euro Million	1H07	1H06	y.o.y
EBITDA minus capex	73.4	30.9	**137.3%**
Non-cash items included in EBITDA [1]	0.1	19.0	(99.7%)
Change in working capital	0.9	(6.5)	n.m.
Operating cash flow	**74.4**	**43.4**	**71.4%**
Disposals	-	-	n.m.
Interest paid [2]	(4.4)	(3.3)	33.6%
Income taxes paid by certain subsidiaries [3]	(1.0)	(1.2)	(12.1%)
Equity swap financial settlement	2.2	-	n.m.
Transponders and Telecom contracts	(16.7)	(15.1)	11.0%
Other cash movements	2.0	(2.8)	n.m.
Free cash flow	**56.3**	**21.1**	**167.2%**

(1) This caption includes primarily non-cash provisions included in EBITDA.
(2) This caption includes interest paid related to the financial commitments regarding long-term telecom contracts (Euro 0.3 million) and transponders (Euro 1.3 million vs. Euro 1.0 million in the same period of last year).
(3) This caption relates to the income taxes paid by Cabo TV Madeirense and Cabo TV Açoreana.

In 1H07, operating cash flow reached Euro 74 million, as compared to Euro 43 million in the same period of last year. This increase of Euro 31 million was mainly due to the 7.5% growth in EBITDA achieved in the period, and lower levels of capex and working capital investment in the period.

In 1H07, there was a divestment in working capital of Euro 1 million, as compared to an investment of Euro 7 million in the same period last year. This improvement was achieved due to the continuous efforts of TV Cabo to strengthen its billing and collection processes.

In 1H07, free cash flow increased by 167.2% to Euro 56 million, mainly as a result of the Euro 31 million increase in operating cash flow described above. In 1H07, free cash flow was used to pay dividends, which reached Euro 93 million. PT Multimedia signed in 2005 and 2006 long term contracts with PT Comunicações, ending in December 2008, regulating the right of usage of fibre network capacity. These long-term commitments were recorded as capex, and amounted to Euro 65.7 million in 2005 and to Euro 4.5 million in 2006. These amounts are being amortised over the contract period.

Consolidated Balance Sheet

Euro Million	30 June 2007	31 December 2006
Current assets	266	260
Cash and equivalents	37	39
Accounts receivable, net	154	162
Inventories, net	36	15
Taxes receivable	7	12
Prepaid expenses and other current assets	32	32
Non-current assets	663	715
Investiments in group companies	16	18
Intangible assets, net	262	284
Fixed assets, net	306	297
Defered taxes	76	89
Other non-current assets	2	27
Total assets	**929**	**975**
Current liabilities	396	355
Short term debt	128	92
Accounts payable	175	188
Accrued expenses	50	51
Deferred income	3	2
Taxes payable	14	13
Current provisions and other liabilities	26	10
Non-current liabilities	154	196
Medium and long term debt	149	174
Non-current provisions and other liabilities	5	22
Total liabilities	**550**	**551**
Equity before minority interests	371	415
Share capital	3	31
Own shares	-	(9)
Reserves, retained earnings and other	328	322
Net income	40	71
Minority interests	8	9
Total shareholders' equity	**380**	**424**
Total liabilities and shareholders' equity	**929**	**975**

The gearing ratio [Net Debt / (Net Debt + Shareholders' Equity)] at the end of June 2007 was 38.7%, as compared to 34.8% at the end of last year, while shareholders' equity plus long-term debt to total assets ratio decreased to 56.8%, as compared to 61.3% at the end of last year. In 1H07, the net debt to EBITDA ratio was 1.1 times, which compares with 1.1 in the same period of last year. EBITDA coverage (EBITDA/Interest costs) was 24.7 times in 1H07, as compared to 29.2 times in 1H06.

Consolidated Net Debt

As of 30 June 2007, consolidated net debt amounted to Euro 240 million. Excluding financial commitments relating to long-term telecom contracts and transponders, PT Multimedia's net debt at the end of June 2007 amounted to Euro 69 million, an increase of Euro 30 million compared to year-end 2006, as a result of the dividends paid in the first half of 2007 amounting to Euro 95.3 million (Euro 92.7 million paid by PT Multimedia and Euro 2.5 million paid by Cabo TV Açoreana and Cabo TV Madeirense), which were offset by the free cash flow of Euro 56 million generated in the period and the decrease of Euro 9 million in net debt as a result of the financial settlement of the equity swaps on own shares existing at the end of last year.

Euro Million	30 June 2007	31 December 2006	Change
Short term	**127,7**	**91,7**	**36,0**
Bank loans (1)	14,0	14,0	0,0
Shareholder loans	79,7	34,6	45,1
Liability with equity swaps on own shares (2)	0	9,0	(9,0)
Financial leases	0,0	1,2	(1,2)
Long-Term Telecom Contracts	23,2	23,4	(0,3)
Transponders	10,7	9,4	1,3
Medium and long term	**149,1**	**174,0**	**(24,9)**
Bank loans	10,5	17,5	(7,0)
Financial leases	1,7	1,9	(0,1)
Long-Term Telecom Contracts	11,6	24,0	(12,4)
Transponders	125,2	130,6	(5,4)
Total debt	**276,7**	**265,6**	**11,1**
Cash and short term-investments	36,7	38,8	(2,2)
Net debt	**240,0**	**226,8**	**13,3**
Net debt, excluding transponders and long-term telecom contra	**69,3**	**39,3**	**30,0**

(1) This item corresponds to 50% of bank loans contracted by Sport TV.
(2) This item corresponds to the notional amount of equity swaps contracted over 925 thousand PT Multimedia shares.

As at 30 June 2007, shareholder loans, totalling Euro 80 million, were granted by Portugal Telecom.

Shareholders' Equity (excluding Minority Interests)

As at 30 June 2007, shareholders' equity excluding minority interest amounted to Euro 371 million, a decrease of Euro 43 million from the end of 2006, as a result of dividends paid in 1H07 (Euro 93 million), which more than offset the net income generated during the period (Euro 40 million) and the cancellation of the treasury stock recorded at the end of 2006 amounting to Euro 9 million in connection with the equity swaps on own shares existing at that date, following the financial settlement of those equity swaps as described above.

Pursuant to Portuguese legislation, the amount of distributable reserves is determined according to the standalone financial statements of the company prepared in accordance with Portuguese GAAP. The level of distributable reserves is primarily impacted by the amount of (1) treasury stock owned; (2) net income generated; and (3) dividends paid.

As at 30 June 2007, distributable reserves of PT Multimedia amounted to Euro 326 million, a decrease of Euro 28 million from the end of 2006, mainly as a result of the dividends paid in 1H07 (Euro 93 million), which more than offset the net income generated in the period under Portuguese GAAP (Euro 37 million), and the Euro 28 million increase in distributable reserves following the completion of the share capital restructuring approved at the Annual Shareholders Meeting of 24 April 2007.

Forward-Looking Information

PT Multimedia has leading positions in the Portuguese Pay-TV (#1) and broadband access (#2) markets

PT Multimedia is the leading Pay-TV operator in Portugal, through TV Cabo, with 1,495 thousand Pay-TV customers and 80% market share in subscriber terms as of 30 June 2007. In addition to its cable network, TV Cabo also owns a satellite platform in Portugal. Through these two platforms, TV cabo covers 100% of Portuguese households and therefore is best positioned to benefit from the significant upside that still exists in Pay-TV penetration in Portugal. TV Cabo is the number two broadband internet access provider in Portugal, with 381 thousand broadband customers in 1H07, accounting for 25% of the Portuguese market as of 30 June 2007. PT Multimedia believes there is room for further growth as PC penetration tends to increase towards the European average.

PT Multimedia has the potential to further increase revenue per subscriber

TV Cabo current ARPU is lower than in a number of other European markets. PT Multimedia believes ARPU growth at TV Cabo can be underpinned through the migration of its subscriber base to higher tier packages. Additionally, take-up of premium channels by TV Cabo cable customers is low relative to other markets, providing significant room for growth. TV Cabo delivered year on year ARPU growth of 5.8% in 1H07 in part due to the migration of its subscriber base towards higher tier packages such as "TV Cabo Funtastic Life" (digital offer with an additional 25 channels at 5 euros per month more than the standard basic package). "TV Cabo Funtastic Life" reached 328 thousand customers by the end of June 2007, with 57 thousand net additions in 1H07.

PT Multimedia has the potential to take advantage of the Portuguese fixed voice market, which accounted for 1.4 billion Euros of revenues in 2005

Approximately 94% of TV Cabo network has been certified as VoIP compliant. In addition, TV Cabo has recently announced triple play services and integrated fixed mobile service trials are already underway. This will pave the way for the potential launch of quadruple play offers once allowed by regulation. There is, therefore, potential for growth in additional voice revenues, as well as for improving Pay-TV and broadband penetration whilst reducing churn, further enabling TV Cabo to increase ARPU.

TV Cabo's infrastructure provides a platform to support continuous introduction of additional innovative services with better quality and at competitive prices

Continued investment in its network and information systems, which since 2002 has amounted to approximately Euro 486 million, has enabled TV Cabo to offer high speed broadband and digital Pay-TV services to more than 2.6 million homes. During the course of 2006 and 2007, the deployment of additional fibre has improved network quality and is enabling the improvement in the quality of service and the roll-out of new services.

PT Multimedia is well positioned to continue growing EBITDA

PT Multimedia is well positioned to continue to deliver growth given the revenue opportunities outlined above. Top line growth should result in higher absorption of fixed costs. Moreover, a number of incremental revenue opportunities such as VoD, further broadband penetration and the impact of triple play, carry relatively low marginal costs. This, together with efficiency gains, innovation and continuous cost reduction, should lead to margin expansion and continued cash flow growth in the future.

PT Multimedia is enjoying operational momentum

Pay-TV and broadband net additions have recovered with more than 15 thousand new Pay-TV subscribers and 19 thousand new cable broadband subscribers added in 1H07. This has been combined with the increased take-up of both "TV Cabo Funtastic Life", with 22% of all Pay-TV customers already taking this service, and sports premium content, which has helped the continued growth in ARPU.

PT Multimedia has a track record of shareholder returns

PT Multimedia has demonstrated a strong commitment to shareholder remuneration. In 2004, PT Multimedia paid a dividend in respect of the 2003 results, for the first time. In 2005, total shareholder remuneration amounted to Euro 169 million, including a Euro 91.5 million share buyback program through the issuance of put warrants. In 2006, dividends paid increased by 10% y.o.y to Euro 27.5 cents per share, amounting to a total of Euro 85 million. In 2007, dividends paid increased by 9% y.o.y to Euro 30.0 cents per share, amounting to a total of Euro 93 million. PT Multimedia believes it has the financial flexibility to further improve the level of cash returns to shareholders.

Lisbon, 21 September 2007

The Board of Directors,

Daniel Proença de Carvalho, Chairman of the Board of Directors

Zeinal Bava, President of the Executive Committee

Manuel Francisco Rosa da Silva, Member of the Executive Committee

Francisco José Meira Silva Nunes, Member of the Executive Committee

Duarte Maria de Almeida e Vasconcelos Calheiros, Member of the Executive Committee

Pedro Humberto Monteiro Durão Leitão, Member of the Executive Committee

Manuel Fernando Moniz Galvão Espírito Santo Silva, Member of the Board of Directors

António Domingues, Member of the Board of Directors

José Pedro Sousa de Alenquer, Member of the Board of Directors

Joaquim Aníbal Brito Freixial de Goes, Member of the Board of Directors

Luís João Bordalo da Silva, Member of the Board of Directors
Vítor Fernando da Conceição Gonçalves, President of the Audit Committe

José António de Melo Pinto Ribeiro, Member of the Audit Committe

Nuno João Francisco Soares de Oliveira Silvério Marques, Member of the Audit Committe

BOARD MEMBERS' SHARE OWNERSHIP

Pursuant to and for effects of Article 447 of the Code of Commercial Corporations, the following information is provided with respect to shares held by members of the PT Multimedia Board of Directors and the Statutory Sole Supervisor on 30 June 2007:

Members of the Board of Directors

Daniel Proença de Carvalho, Chairman of the Board of Directors, holds no shares in PT Multimedia.

Zeinal Bava, Chairman of the Executive Committee, holds 89,196 shares in PT Multimedia.

Manuel Francisco Rosa da Silva, Member of the Executive Committee, holds 25,742 shares in PT Multimedia.

Francisco José Meira Silva Nunes, Member of the Executive Committee, holds no shares in PT Multimedia.

Duarte Maria de Almeida e Vasconcelos Calheiros, Member of the Executive Committee, holds no shares in PT Multimedia.

Pedro Humberto Monteiro Durão Leitão, Member of the Executive Committee, holds no shares in PT Multimedia.

Manuel Fernando Moniz Galvão Espírito Santo Silva, Member of the Board of Directors, holds no shares in PT Multimedia.

José Pedro Sousa de Alenquer, Member of the Board of Directors, holds no shares in PT Multimedia.

Joaquim Aníbal Brito Freixial de Goes, Member of the Board of Directors, holds 150 shares in PT Multimedia.

Luís João Bordalo da Silva, Member of the Board of Directors, holds no shares in PT Multimedia.

António Domingues, Member of the Board of Directors, holds no shares in PT Multimedia.

Vítor Fernando da Conceição Gonçalves, Member of the Board of Directors, holds 128 shares in PT Multimedia.

José António de Melo Pinto Ribeiro, Member of the Board of Directors, holds no shares in PT Multimedia.

Nuno João Francisco Soares de Oliveira Silvério Marques, Member of the Board of Directors, holds no shares in PT Multimedia.

Statutory Sole Supervisor

José Vieira dos Reis, Statutory Sole Supervisor, holds no shares in PT Multimedia.

LIST OF QUALIFIED SHAREHOLDINGS

Pursuant to Article 8, No. 1, Paragraph e) of CMVM Regulation 4/2004, the following information is provided regarding qualified shares of PT Multimedia capital held by third parties reported to the company until the date of this report:

Portugal Telecom, SGPS, S.A. ("PT") directly holds 180,609,700 shares in PT Multimedia, corresponding to 58.43% of capital and voting rights. Members of Corporate Bodies of companies in an ownership or group relationship with PT hold 149,541 shares in PT Multimedia, or 0.05% of capital and voting rights. Overall, direct and indirect shareholding by PT in PT Multimedia is 58.48%, with an identical percentage of voting rights.

On 14 May 2007, Caixa Geral de Depósitos, S.A. ("CGD") held, directly and indirectly and through its Pensions Fund, 34,815,983 shares representing 11.26% of the share capital and voting rights of PT Multimedia. CGD held this qualified holding as a result of the acquisition over the counter of 30,575,090 shares of PT Multimedia to Barclays Bank, on 14 May 2007.

On 30 June 2007, Banco Espirito Santo, S.A. ("BES") directly and indirectly held 6.12% of PT Multimedia's capital and voting rights. The following table sets forth BES shareholdings, calculated pursuant to Art. 20, no. 1 of the Securities Code.

Entity	Number of shares	% of share capital
Banco Espírito Santo, S.A.	6,445,873	2.09%
ESAF - E.S. Fundos Pensões	12,493,761	4.04%
Companies under the control of Banco Espírito Santo	582	0.00%
Members of Corporate Bodies of Banco Espírito Santo	270	0.00%
Total	18,940,486	6.13%

On 6 March 2007, Banco Português de Investimento, S.A. ("BPI") directly and indirectly held 5.16% of PT Multimedia's share capital and voting rights. The following table sets forth BPI shareholdings, calculated pursuant to Art. 20, no. 1 of the Securities Code.

Entity	Number of shares	% of share capital
Banco Português de Investimento, S.A.	185,858	0.06%
Pension Funds managed by Banco BPI	15,462,499	5.00%
BPI Vida - Companhia de Seguros de Vida, S.A.	305,778	0.10%
Total	15,954,135	5.16%

On 17 May 2007, Joaquim Francisco Alves Ferreira de Oliveira held a qualified holding in PT Multimedia's share capital, consisting of 11,637,714 shares, representing 3.77% of the share capital and voting rights in PT Multimedia. The acquisition of such qualified holding was a result of the purchase of 90% of the share capital and voting rights of the company GRIPCOM, SGPS, S.A. (formerly Colaney Investments Limited, which, through a public deed dated of 16 May 2007, transferred its registered offices to Portugal and assumed the nature of a holding – SGPS – governed by Portuguese law) which holds 6,938,600 shares representing 2.24% of the share capital and voting rights of PT Multimedia. Mr. Joaquim Francisco Alves Ferreira de Oliveira directly held 179,434 shares representing 0.06% of the share capital and voting rights of PT Multimedia. Additionally, 4,519,680 shares representing 1.46% of the share capital and voting rights of PT Multimedia, held by Controlinveste Comunicações (II), SGPS, S.A., were also attributed to Mr. Joaquim Francisco Alves Ferreira de Oliveira, as such company is controlled by him.

On 5 July 2007 Cinvest, SGPS, S.A. held 8,538,740 shares representing 2.76% of the share capital and voting rights of PT Multimedia as a result of the acquisition of 4,021,322 shares of PT Multimedia, through transactions made between 2 July 2007 and 4 July 2007 on the regulated market.

On 21 May 2007, Cofina – SGPS, S.A. acquired on the regulated market 1,000,000 shares of PT Multimedia. As a result of this acquisition Cofina held 6,883,482 shares representing 2.23% of PT Multimedia's share capital and voting rights.

CONSOLIDATED ACCOUNTS

PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A.

Consolidated income statement

for the six months ended 30 June 2007 and 2006

(Amounts stated in Euros)

	Notes	2007	2006
REVENUES			
Services rendered	6	330,190,256	305,731,517
Sales	6	16,941,834	14,652,116
Other revenues	6	3,560,291	4,303,397
		350,692,381	324,687,030
COSTS, EXPENSES, LOSSES AND INCOME			
Wages and salaries	7	19,890,380	21,469,203
Direct costs	8	108,522,917	102,657,908
Costs of products sold	9	5,214,268	2,814,204
Marketing and publicity		9,978,400	8,038,735
Support services	10	27,579,519	23,536,783
Supplies and external services	10	59,516,027	50,963,992
Indirect taxes		758,517	976,021
Provisions and adjustments	34	5,098,361	8,034,505
Depreciation and amortisation	28 and 29	54,540,978	50,865,706
Curtailment costs		206,200	-
Losses on disposals of fixed assets, net		328,279	210,718
Other costs, net	12	1,355,938	(8,270,010)
		292,989,784	261,297,765
Income before financial results and taxes		**57,702,597**	**63,389,265**
Net interest expense		4,617,436	3,640,616
Net foreign currency exchange gains		(110,155)	(338,407)
Net losses/(gains) on financial assets	13	(2,731,992)	3,268
Equity losses/(earnings) on associated companies, net	14	(1,390,669)	283,365
Net other financial expenses/(gains)		(46,866)	71,018
		337,754	3,659,860
Income before taxes		**57,364,843**	**59,729,405**
Income taxes	15	15,348,302	14,555,312
NET INCOME		**42,016,541**	**45,174,093**
Attributable to minority interests	16	1,587,447	1,623,166
Attributable to equity holders of the parent	18	**40,429,094**	**43,550,927**
Basic and diluted earnings per share	18	**0.13**	**0.14**

The accompanying notes form an integral part of these financial statements.

Official Accountant

The Board of Directors

PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A.

Consolidated balance sheet as at 30 June 2007 and 31 December 2006

(Amounts stated in Euros)

	Notes	30 Jun 2007	31 Dec 2006
ASSETS			
Current Assets			
Cash and cash equivalents	19	36,665,630	38,828,011
Accounts receivable-trade	20	87,781,059	105,456,464
Accounts receivable-other	21	66,411,673	56,067,915
Inventories	22	36,438,926	14,907,649
Taxes receivable	23	6,868,536	12,454,494
Prepaid expenses	24	13,643,551	29,653,015
Other current assets	25	18,528,108	2,678,161
Total current assets		266,337,483	260,045,709
Non-Current Assets			
Prepaid expenses	24	2,214,583	9,768,750
Investments in group companies	26	15,583,979	18,308,648
Other investments	27	30,867	30,867
Intangible assets	28	262,256,574	283,615,597
Tangible assets	29	306,463,450	297,282,365
Deferred taxes	15	76,382,310	89,118,029
Other non-current assets	25	1,520	17,007,585
Total non-current assets		662,933,283	715,131,841
Total assets		929,270,766	975,177,550
LIABILITIES			
Current Liabilities			
Short-term debt	30	127,650,788	91,655,758
Accounts payable-other	31	175,326,943	187,842,345
Accrued expenses	32	49,714,446	50,999,975
Deferred income	33	2,858,040	1,620,232
Taxes payable	23	14,269,977	13,406,011
Provisions	34	7,838,602	7,703,066
Other current liabilities	35	18,079,938	2,126,632
Total current liabilities		395,738,734	355,354,019
Non-Current Liabilities			
Medium and long-term debt	30	149,063,567	173,964,086
Accounts payable-other		42,264	56,452
Provisions	34	4,793,813	4,701,407
Deferred taxes	15	26,813	29,169
Other non-current liabilities	35	-	17,007,585
Total non-current liabilities		153,926,457	195,758,699
Total liabilities		549,665,191	551,112,718
SHAREHOLDERS' EQUITY			
Share capital	36	3,090,968	30,909,683
Treasury shares	36	-	(9,001,900)
Legal reserve	36	3,556,300	128,386
Other reserves	36	274,280,069	246,543,677
Accumulated earnings		90,343,012	146,058,208
Equity excluding minority interests		371,270,349	414,638,054
Minority interests	16	8,335,226	9,426,778
Total equity		379,605,575	424,064,832
Total liabilities and shareholders' equity		929,270,766	975,177,550

The accompanying notes form an integral part of these financial statements.

Official Accountant

The Board of Directors

PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A.

Consolidated statement of changes in Shareholders' Equity for the year 2006 and the six months ended 30 June 2007

(Amounts stated in Euros)

	Share capital	Capital issued premium	Treasury shares	Legal reserve	Other reserves	Accumulated earnings	Minority interests	Total equity
Balance as at 31 December 2005	77,274,207	159,288,231	(8,520,000)	7,039,998	1,983,104	192,055,109	9,554,311	438,674,960
Earnings allocation to legal reserve	-	-	-	5,720,124	-	(5,720,124)	-	-
Dividends paid	-	-	-	-	-	(85,001,627)	-	(85,001,627)
Acquisitions of treasury shares	-	-	(481,900)	-	-	-	-	(481,900)
Share capital increase (i)	173,094,224	(159,288,231)	-	(12,631,736)	(1,174,257)	-	-	-
Share capital reduction (i)	(219,458,748)	-	-	-	219,458,748	-	-	-
Earnings from associated companies (iii)	-	-	-	-	25,819,670	(25,819,670)	-	-
Net income	-	-	-	-	-	71,147,006	2,984,083	74,131,089
Other	-	-	-	-	456,412	(602,486)	(3,111,616)	(3,257,890)
Balance as at 31 December 2006	30,909,683	-	(9,001,900)	128,386	246,543,677	146,058,208	9,426,778	424,064,832
Earnings allocation to legal reserve	-	-	-	3,427,914	-	(3,427,914)	-	-
Dividends paid (Note 17)	-	-	-	-	-	(92,729,048)	-	(92,729,048)
Share capital reduction (i)	(27,818,715)	-	-	-	27,818,715	-	-	-
Cash settlement of equity swaps (ii)	-	-	9,001,900	-	-	-	-	9,001,900
Earnings from associated companies (iii)	-	-	-	-	5,330,902	(5,330,902)	-	-
Net income	-	-	-	-	-	40,429,094	1,587,447	42,016,541
Other	-	-	-	-	(82,323)	12,672	(2,678,999)	(2,748,650)
Balance as at 30 June 2007	3,090,968	-	-	3,556,300	279,610,971	85,012,110	8,335,226	379,605,575

() On 19 April 2006, PT Multimedia approved a share capital increase of Euro 173,094,224, through incorporation of capital issued premium, legal reserve and reserves for treasury shares of Euro 159,288,231, Euro 12,631,736 and Euro 1,174,257, respectively. On 13 September 2006 and 24 April 2007, PT Multimedia approved share capital reductions of Euro 219,458,748 and Euro 27,818,715, respectively, having both these amounts been transferred to distributable reserves.

(ii) As at 31 December 2006, PT Multimedia had contracted equity swaps over 925,000 own shares totalling Euro 9,001,900, which in accordance with IFRS (IAS 32) were recognised as an effective acquisition of treasury shares, requiring the recognition of a corresponding financial liability. During the first half of 2007, these equity swaps were cash settled, and as a result the corresponding treasury shares and the financial liability of Euro 9,001,900 were cancelled. In addition, PT Multimedia received an amount of Euro 2,163,792 (Note 13) corresponding to the difference between the exercise price of the equity swap and the PTM share price at the date of settlement.

(iii) This amount is basically related to the difference between the 2005 and 2006 results of subsidiary and affiliated companies considered in preparation of the Company's consolidated statements and the dividends distributed by those companies during 2006 and 2007 in the amount of Euro 25,749,732 and Euro 5,897,519, respectively.

The accompanying notes form an integral part of these financial statements.

Official Accountant

The Board of Directors

PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A.

Consolidated statement of cash flows
for the six months ended 30 June 2007 and 2006

(Amounts stated in Euros)

	Notes	2007	2006
OPERATING ACTIVITIES			
Collections from clients		423,491,802	373,503,765
Payments to suppliers		(266,505,895)	(235,362,441)
Payments to employees		(19,972,248)	(19,759,409)
Payments relating to income taxes		(1,093,898)	(1,038,541)
Payments relating to indirect taxes and other		(9,392,261)	(11,227,525)
Cash flow from operating activities (1)		126,527,500	106,115,849
INVESTING ACTIVITIES			
Cash receipts resulting from			
Financial investments	38.1	3,340,528	10,204,840
Tangible fixed assets		265,568	319,273
Interest and related income		485,304	1,766,696
Dividends	38.2	1,476,409	1,641,167
Other investing activities	13	2,163,792	1,751,590
		7,731,601	15,683,566
Payments resulting from			
Financial investments	38.3	(3,462)	(10,204,840)
Tangible fixed assets		(53,261,337)	(51,772,918)
Intangible assets		(831,080)	(25,676,693)
Other investing activities		(551)	(554,027)
		(54,096,430)	(88,208,478)
Cash flow from investing activities (2)		(46,364,829)	(72,524,912)
FINANCING ACTIVITIES			
Cash receipts resulting from			
Loans obtained	38.4	45,595,904	32,198,667
Increases in share capital and paid-in surplus		-	1,677,571
Other financing activities		333,367	566,054
		45,929,271	34,442,292
Payments resulting from			
Loans repaid	38.5	(7,485,000)	-
Lease rentals (principal)	38.6	(18,738,644)	(9,637,057)
Interest and related expenses		(6,725,244)	(4,973,425)
Dividends	38.7	(95,356,704)	(87,356,166)
Other financing activities		-	(70,638)
		(128,305,592)	(102,037,286)
Cash flow from financing activities (3)		(82,376,321)	(67,594,994)
Change in cash and cash equivalents (4)=(1)+(2)+(3)		(2,213,650)	(34,004,057)
Effect of exchange differences		51,269	16,348
Cash and cash equivalents at the beginning of the period	38.8	38,828,011	76,716,762
Cash and cash equivalents at the end of the period	38.8	36,665,630	42,729,053

The accompanying notes form an integral part of these financial statements.

Official Accountant

The Board of Directors

PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A.

Notes to the Consolidated Financials Statements

(Amounts stated in Euros)

1. Introduction

PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A. ("PT Multimedia", "PTM" or "the Company") was formed by Portugal Telecom, SGPS, S.A. ("Portugal Telecom") on 15 July 1999 for the purpose of developing multimedia businesses. Currently, the multimedia businesses undertaken by PT Multimedia and its subsidiaries ("Group" or "PTM Group") includes cable and satellite television services, voice and internet access services, the distribution and sale of DVDs, pay TV advertising and cinema exhibition and film distribution. PT Multimedia produces premium movie channels for its pay TV platform and for reselling to other cable television distributors.

Cable and satellite television services are rendered by CATVP – TV Cabo Portugal, S.A. and its subsidiaries (together "TV Cabo"). TV Cabo was created on 3 November 1992 and began its activities on 29 July 1993, which include: a) cable and satellite television; b) electronic communications services, including data and multimedia communications services; c) voice over internet service provider ("VOIP") and, d) consulting, advisory and other services directly or indirectly related to the activities mentioned above.

In 2004, Law 5/2004 (Electronic Communications Law) was approved, which sets forth the regime for electronic communication networks and services, and revokes Law 91/97, Decree Law 381-A/97 and Decree Law 241/97, among others. In accordance with the Electronic Communications Law, which substantially changed the system under which TV Cabo and its subsidiaries operate, a general authorization system is now in effect whereby companies desiring to render electronic communication networks and services must simply provide the National Communications Authority ("ANACOM") with a brief description of the network or service they seek to start up and the commencement date thereof. ANACOM then issues a statement confirming this notification and describing in detail the rights concerning access, interconnection and installation of resources. As a follow-up to the Electronic Communications Law, ANACOM will publish regulations for implementing purposes, as well as making any changes and adaptations to registers, licenses and authorizations issued pursuant to the Law, as is the case with TV Cabo and its subsidiaries. The Electronic Communications Law does not set limits for exercising activities, nor rules for reversion of assets, as was the case with the previous legal provisions with regard to cable network operator activities.

PT Conteúdos – Actividade de Televisão e de Produção de Conteúdos, S.A. ("PT Conteúdos"), whose main activities involve television operations and content production, currently produces the premium movie channels, distributed through TV Cabo as well as other cable network operators, and also manages the advertising slots for certain channels distributed by TV Cabo.

Lusomundo Audiovisuais, S.A. ("Lusomundo Audiovisuais") and Lusomundo Cinemas, S.A. ("Lusomundo Cinemas"), undertake their activities in the area of audiovisuals, which includes the distribution and sale of DVDs, film distribution and cinema exhibition.

The shares of PT Multimedia are traded on the Euronext Lisbon Stock Exchange and, as at 30 June 2007, a total of 180,609,700 shares, corresponding to 58.43% of the share capital of the company, is owned by Portugal Telecom, including 102,000 Class A shares (Note 36.1).

The consolidated financial statements as at and for the six months ended 30 June 2007 were approved by the Board of Directors and authorized for issue on 21 September 2007.

2. Basis of presentation

The consolidated financial statements are presented in Euros, which is the currency of the majority of the Group's operations. Financial statements of foreign subsidiaries are translated into Euros according to the accounting principles described in Note 3.

The consolidated financial statements of PT Multimedia are prepared under International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and adopted by the European Union ("EU"), including all interpretations of the International Financial Reporting Interpretation Committee ("IFRIC") that were in effect on the date of approval of the financial statements. For PT Multimedia, there are no differences between IFRS as adopted by the European Union and IFRS published by the International Accounting Standards Board.

The consolidated financial statements were prepared assuming the continuity of the operations, based on accounting records of all subsidiaries included in the consolidation (Exhibit 1.1).

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions based on the best information possible as of the date of preparation of the financial statements (Note 3).

a) Consolidation principles

Controlled entities

PT Multimedia has fully consolidated the financial statements of all controlled entities. Control is achieved where the PTM Group has the majority of the voting rights at the General Meeting of Shareholders, directly or indirectly, or has the power to determine the financial and operating policies of an entity. In any case, where the Group does not have a direct interest in the capital of the entity but in substance controls the entity, the financial statements of the entity are fully consolidated. Any entities that fall in these categories are indicated in Exhibit 1.1.

The interest of any third party in the shareholders' equity and net income of fully consolidated companies is presented separately in the consolidated balance sheet and consolidated income statement under the caption "Minority interests" (Note 16). Any losses applicable to the minorities in excess of the minority's interest in the subsidiary's equity are allocated against the interest of the Group, except to the extent that the minority has a binding obligation and is able to make an additional investment to cover those losses. If the controlled entity later reports profits, the Company appropriates the profits to the extent of the losses attributable to minority interests that were previously absorbed by the Group.

Assets, liabilities and contingent liabilities of an acquired subsidiary are measured at fair value at the acquisition date. Any excess of the acquisition cost over the fair value of identifiable net assets is recognised as goodwill. If the acquisition cost is lower than the fair value of identifiable net assets acquired, the difference is recognised as a gain in the period the acquisition occurs. Minority interests are presented proportionally to the fair value of identifiable net assets and liabilities.

The results of subsidiaries acquired or disposed of during the period are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All intra-group transactions and balances are eliminated in the consolidation process. Gains obtained in intra-group sales of affiliated companies are also eliminated on the consolidation process.

When necessary, adjustments are made to the financial statements of subsidiaries in order to align their accounting policies with those adopted by the Group.

Interests in joint-ventures

PT Multimedia has proportionally consolidated the financial statements of jointly controlled entities beginning on the date the joint control is effective. Under this method, assets, liabilities, income and expenses of the entity are added, on a proportional basis, to the corresponding consolidated caption. Financial investments are classified as jointly controlled entities if the joint control agreement clearly demonstrates the existence of joint control. Any entities that fall in these categories are indicated in Exhibit 1.3.

All transactions and balances with jointly controlled entities are eliminated to the extent of the Group's interest in the joint venture.

The only joint-venture company of the Group is Sport TV, S.A. ("Sport TV"), which is controlled in 50% by PT Conteúdos and the other 50% by Sportinvest, SGPS, S.A. ("Sportinvest", a holding company of the Controlinvest Group).

Investments in associates

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in decisions relating to the financial and operating policies of the entity, but not control or joint control.

Any excess of the cost of acquisition over the Group's share of the fair value of the identifiable net assets of the associate, at the date of acquisition, is recognised as goodwill. The goodwill is included within the carrying amount of the investment and is assessed annually for impairment. If the acquisition cost is lower than the fair value of identifiable net assets, the difference is recognised as a gain in the period the acquisition occurs.

Financial investments in associated companies are accounted for under the equity method (Exhibit 1.2). Under this method, investments in associated companies are carried at cost in the consolidated balance sheet, adjusted periodically for the Group's share in the results of the associated company, recorded on the income statements under the caption "Equity in losses (earnings) of associated companies, net". In addition, financial investments are adjusted for any impairment losses that may occur.

Losses in associated companies in excess of the cost of acquisition are not recognised, except where the Group has assumed any commitment to cover those losses.

Dividends received from associated companies are recognised as a reduction to the caring value of financial investments.

Non-current assets held for sale

Non-current assets (or discontinued operations) are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when: (1) the sale is highly probable and the asset is available for immediate sale in its present condition; (2) management has assumed a commitment to the sale; and (3) the sale is expected to be completed within twelve months. Non-current assets classified as held for sale are measured at the lower of the assets' previous carrying amounts and the fair value less costs to sell.

Goodwill

Goodwill represents the excess of the cost of acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary, jointly controlled entity or associated is recognised at the date of acquisition, in accordance with IFRS 3. Pursuant to the exemption provided in IFRS 1, the Group used the provisions of IFRS 3 only for acquisitions that occurred after 1 January 2004. Goodwill related to acquisitions made before that time was recorded at its carrying amount, rather than being recalculated in accordance with IFRS 3, and is subject to annual impairment tests thereafter.

Goodwill is recorded as an asset and included under the caption "Intangible assets" (Note 28) in the case of a subsidiary or jointly controlled entity, or under "Investments in group companies" (Note 26) in the case of an associated company. Goodwill is not

amortised but is tested for impairment on an annual basis or whenever there are indications of a loss of value. Any impairment is recorded immediately as an expense in the income statement in the period it occurs and cannot be reversed in a subsequent period.

On disposal of a subsidiary, jointly controlled entity or associate, the goodwill allocated to that investment is included in the determination of the gain or loss on disposal.

b) Changes in the consolidated Group

There were no relevant changes in the Consolidated Group during 2006 and the first half of 2007.

3. Summary of Significant Accounting Policies, Judgments and Estimates

a) Current classification

Assets to be realized and liabilities to be settled within one year from the date of the balance sheet are classified as current assets and liabilities, respectively.

b) Inventories

Inventories are stated at average acquisition cost. An adjustment to the carrying value of inventories is recognised when, due to technological obsolescence, use of inventory is no longer foreseen or when the net realizable value is lower than the average cost. This adjustment is recognized in the income statement of the period when the loss occurs, under the caption "Cost of products sold" (Note 9).

c) Sport exhibition rights

Sport exhibition rights for the broadcast of sporting events are stated at acquisition cost, under the caption "Prepaid expenses". These costs are recognised when the corresponding sport exhibition rights are used.

d) Distribution rights to audiovisual content

Costs associated with distribution rights of audiovisual contents acquired by Lusomundo Audiovisuais for exhibition are accounted for in the income statement during the audiovisual content exhibition, considering the maximum period of the distribution right under the contract. Advance payments made to audiovisual content producers are under the caption "Advancements to suppliers" until the first exhibition. After that, they are transferred to the caption "Deferred costs".

e) Tangible assets

Tangible assets are stated at acquisition cost, net of accumulated depreciation, accumulated impairment losses and investment subsidies, when applicable. Acquisition cost includes, in addition to the amount paid to acquire the asset, direct expenses related to the acquisition process, and the estimated cost of dismantling or removing of the assets (Notes 3.h and 34).

Tangible assets are depreciated on a straight-line basis from the month they are completed or are available for use. The amount of the asset to be depreciated is deducted from any residual value, if it is measurable. The depreciation rates correspond to the following estimated average useful lives, defined based on the expected use of the asset:

	Years
Buildings and other construction	5 - 50
Basic equipment:	
Network installations and equipment	4 - 20
Terminal equipment	4 - 5
Other telecommunications equipment	5
Other basic equipment	3 - 10
Transportation equipment	3 - 8
Tools and dies	4 - 10
Administrative equipment	3 - 10
Other tangible fixed assets	4 - 10

Estimated losses resulting from the replacement of equipment before the end of their useful lives, for reasons of technological obsolescence, are recognised as a deduction from the corresponding asset's value against the earnings for the period. The cost of recurring maintenance and repairs is charged to earnings as incurred. Costs associated to significant renewals and improvements are capitalized, if future economic benefits are expected and those benefits can be reliably measured. Depreciation periods for those capitalized assets correspond to the period of the expected recovery of the investment:

When an asset is recorded as held for sale, its carrying amount is classified in current assets held for sale, and depreciation ceases. The gain or loss arising on the disposal of a tangible asset is determined as the difference between the sales proceeds and the carrying amount of the assets and is recognised in the income statement under the caption "Losses on disposals of fixed assets, net".

f) Intangible assets

Intangible assets are stated at acquisition cost, net of accumulated amortisation and accumulated impairment losses, if any. Intangible assets are recognised only if any future economic benefits are expected and those benefits can be reliably measured.

Intangible assets include primarily goodwill (Note 2.a), lease rights, related with acquisition of telecommunication capacity, software licenses and other contractual rights.

Internally generated intangible assets, namely current research and development expenditures, are expensed when incurred. Development expenditures can only be recognised initially as an intangible asset if the Company demonstrates the technical ability to complete the project and put the asset in use or available for sale.

Intangible assets, except goodwill, are amortised on a straight-line basis from the month they are available for use, during the following periods:

	Years
Lease rights	Period of the agreement
Software licenses	3 – 8
Other intangible assets	3 - 8

g) Impairment of tangible and intangible assets, excluding goodwill

The Group assesses annually, at the balance sheet date, its tangible and intangible assets for impairment losses. This assessment is also made if any event or change in circumstances is identified that indicates that the recorded value of the asset may not be recovered. In case of any such indication, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss.

Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. The recoverable amount is the higher of fair value less cost to sell and value in use. The fair value less cost to sell is the amount that could be received in a transaction with an independent and knowledgeable entity, minus the direct costs related to the sale. The value in use is the estimated future cash flows, discounted to their present value, based on the continuing use of the asset and its disposition at the end of its useful life. If the recoverable amount of an asset is estimated to be less than its carrying amount, an impairment loss is recognised immediately in the income statement under the caption "Depreciation and amortisation".

A reversal of previously recorded impairment losses is recorded when there are indications that these losses no longer exist or have decreased. A reversal of an impairment loss is recognized in the income statement in the period in which it occurs. However, a reversal of an impairment loss may be recorded only to the extent that the increased carrying amount does not exceed the carrying amount that would have been recorded (net of depreciation and amortization) had no impairment loss been recognised for the asset in prior periods.

h) Provisions and contingent liabilities

Provisions are recognised when (i) the Group has a present obligation as a result of a past event and it is probable that an outflow of internal resources will be required to settle the obligation and (ii) a reliable estimate can be made of the amount of the obligation.

Where any of the above mentioned criteria does not existe or is not accomplished, the Group disclose the event as a contingent liability, unless the cash outflow is remot.

Provisions for restructuring are only recognised if a detailed and formal plan exists and if the plan is communicated to the parties involved.

Provisions for dismantling and removing assets and renovations are recognised from the day the assets are in use, in accordance with the best estimates at that date (Notes 3.e and 34). The amount of the provision recorded reflects the effect of the passage of time, with updates to that amount recognised in the income statement under the caption "Net interest expense".

Provisions are updated as of the balance sheet date, based on the best estimate of the Group's management.

i) Subsidies

Subsidies from the Portuguese Government and from the European Union are recognised at fair value when the receivable is probable and the Company can comply with all requirements of the subsidy program. Subsidies for training and other operating activities are recognised in the income statement when the related expenses are recognised. Subsidies to acquire tangible assets are deducted from the carrying amount of the related assets.

j) Financial instruments

Financial assets and financial liabilities are recognised on the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument.

(i) Trade receivables

Trade receivables do not have any implicit interest and are presented at nominal value, net of allowances for estimated unrecoverable amounts.

(ii) Investments

Financial investments, excluding controlled entities, associated entities and interests in joint ventures, are classified as: (i) held to maturity, (ii) held for trading and (iii) available for sale.

Held to maturity investments are classified as non-current assets, except for those whose maturity date occurs within the next twelve months from the balance sheet date. This caption includes all investments with a defined maturity date if the Group intends and has the ability to hold them until that date.

Held for trading investments are classified as current assets, and available for sale investments are classified as non-current assets.

All acquisitions and disposals of these investments are recognised on the date the agreement or contract is signed, independent of the settlement date.

Investments are initially recognised at their acquisition cost, including any expenses related to the transaction. Subsequent to the initial recognition, held for trading investments and available for sale investments are re-evaluated at fair value with reference to their market value at the balance sheet date, without any deduction for transaction costs that may arise in connection with their sale. In situations where the investments are interests in capital stock not listed on any regulated market and where an estimate of fair value is not reliable, the investments are recognised at acquisition cost, net of any impairment losses.

The gains and losses from any adjustment in the fair value of investments are recognized in the period in which the adjustments occur, with adjustments to the fair value of current assets recognized in the income statement, while adjustments to the fair value of investments classified as available for sale are recognized directly in shareholders' equity. On disposal or impairment of an available for sale investment, accumulated changes in the fair value of the investment previously recognised in shareholders' equity are transferred to the income statement of the period.

Held to maturity investments are recognised at acquisition cost, net of any impairment losses.

(iii) Financial liabilities and equity instruments

Financial liabilities and equity instruments issued by the Group are classified according to the substance of the contractual arrangements entered into, regardless of the legal form they take. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. Equity instruments issued by the Group are recognised based on the proceeds, net of any transaction costs from their issuance.

(iv) Bank loans

Bank loans are recognised as a liability based on the proceeds, net of any transaction cost. Interest cost, computed based on the effective interest rate and including premiums, is recognised when incurred.

(v) Trade payables

Trade payables do not have any implicit interest and are recognised at nominal value, which is substantially similar to their fair value.

(vi) Derivative financial instruments and hedge accounting

The Group's policy is to enter into derivative financial instruments to hedge the financial risks to which it is exposed due to variations in exchange rates.

The Group does not enter into derivative instruments for speculative purposes, and the use of derivative instruments is subject to internal policies defined by the Executive Board. Derivative financial instruments are measured at fair value, and the method of recognition depends on the nature of the instrument and purpose of entering into the instrument.

Hedge accounting

The provisions and requirements of IAS 39 must be met in order to qualify for hedge accounting.

Changes in the fair value of derivative financial instruments classified as fair value hedges are recognised in the income statement for the period, together with the changes in the value of the covered assets or liabilities.

The effective portion of the changes in the fair value of derivative financial instruments classified as cash flow hedges is recognised directly in accumulated earnings, under the caption "Other reserves", and the ineffective portion is recognised in the income statement. When changes in the value of the covered asset or liability are recognised in the income statement, the corresponding amount of the derivative financial instrument previously recognised under the caption "Other reserves" is transferred to net income.

Hedge accounting is discontinued when the hedging instrument expires or is sold or exercised, or no longer qualifies for hedge accounting under the provisions of IAS 39.

Changes in the fair value of derivative financial instruments that, in accordance with internal policies, were entered to economically hedge any asset or liability but do not comply with the provisions and requirements of IAS 39 to be accounted for as hedges are recognised in the income statement in the period in which they occur.

As at 30 June 2007, PT Multimedia has no derivative financial instruments.

(vii) Treasury shares

Treasury shares are recognised in shareholders' equity, under the caption "Treasury shares" at acquisition cost as a reduction in shareholders' equity, and gains or losses obtained in the disposal of those shares are recorded under the caption "Other reserves". The equity swaps on own shares that have been entered into by PT Multimedia have the characteristics of an acquisition of own shares and have therefore been recorded in a manner similar to an acquisition of own shares, as described above. These instruments are recorded as a financial liability in the amount corresponding to the value of the total shares to be acquired as of the date of the contract (Note 36.2).

(viii) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits, time deposits and other short-term highly liquid investments (due within three months or less from the date of acquisition that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value).

In the consolidated cash flow statements, the caption "Cash and cash equivalents" may also include overdrafts recognised under the caption "Short-term debt".

(ix) Qualified Technological Equipment transactions

PT Multimedia, through TV Cabo, entered into certain Qualified Technological Equipment transactions ("QTE"), whereby certain tangible assets were sold to foreign entities. Simultaneously, those foreign entities entered into leasing contracts on the equipment with special purpose entities, which entered into conditional sale agreements with TV Cabo with respect to that equipment. TV Cabo maintained the legal possession of this equipment.

These transactions represent sale and leaseback transactions, and the equipment continued to be recorded as assets of TV Cabo. Because TV Cabo obtained the economic benefits of the transactions, an asset was recorded in the amount of the sale of the equipment (Note 25), and a liability was recorded in the amount of the future payments under the leasing contract ending in May 2008 (Note 35). As at the balance sheet date those amounts are measured at fair value and amounted to Euro 18,079,938 (Notes 25 and 35) as at 30 June 2007.

Premiums received by TV Cabo from this transaction are recognised in earnings on a straight-line basis during the period of the contracts. As at 30 June 2007, the premiums still to be amortized amount to Euro 4.8 million and are recorded as a deduction to the book value of the corresponding tangible assets.

k) Leases

Leases are classified (1) as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee and (2) as operating leases when substantially all the risks and rewards of ownership are not transferred to the lessee.

The classification of leases depends on the substance of the transaction and not on the form of the contract.

Assets acquired under leases and the corresponding liability to the lessor are accounted for under the finance method, with the assets, principal payments and outstanding balance recorded in accordance with the lease payment plan. Interest included in the rents and the depreciation of the assets is recognised in the income statement in the applicable period.

Under operating leases, rents are recognised on a straight-line basis during the period of the lease.

l) Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

PT Multimedia adopted the tax consolidation regime in Portugal for groups of companies. The provision for income taxes is determined on the basis of the estimated taxable income for all the companies in which it holds, directly or indirectly, 90% or more of the share capital and that are Portuguese residents and subject to the Corporate Income Tax (IRC).

The remaining Group companies, not covered by the tax consolidation regime, are taxed individually based on their respective taxable income at the applicable tax rates.

Income tax is recognised in accordance with IAS 12. The tax currently payable is based on the taxable profit for the period and on deferred tax, which is based on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, as well as based on reportable tax losses on the date of the balance sheet.

Deferred tax assets are recognised only to the extent that it is probable that these may be used to reduce future taxable profits or when there are deferred tax liabilities whose reversal is expected in the same period in which the deferred tax assets are expected to be reversed. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

The amount of tax attributable to current taxes or deferred taxes resulting from transactions or events recognized in equity is recorded directly in the applicable shareholders' equity captions and does not affect the results of the period.

n) Revenue recognition

PT Multimedia's revenue arises principally from:

- Cable and satellite television services;
- Voice and internet access services;
- Pay TV advertising;
- Movie exhibition and distribution; and
- Sales of DVDs and terminal equipment.

Whenever applicable, revenues from the sale of goods and services are allocated to each of their components based on its fair value and recognized separately in accordance with the criteria defined for each, as follows:

Cable and satellite television services

Revenues from cable and satellite television services result primarily from: (i) monthly subscription fees for the use of the service; (ii) amounts billed for the installation of the service and (iii) rental of equipment. Revenues from monthly subscriptions and installation are recognized in the period service is rendered to the customer, and revenues from the rental of equipment are recognized during the rental period.

Voice and internet access services

Revenue from voice and internet access services, provided through the cable network, is mainly from monthly subscriptions and/or use of the internet, depending on the mode chosen by the customer. This revenue is recognized for in the period in which the service is provided.

Pay TV advertising

Advertising revenues from pay TV and related discounts are recognised in the period when the advertising is run.

Movie exhibition and distribution

Revenues from the exhibition of films result from the sale of cinema tickets, and revenues from the distribution of films result from the sale to other cinema operators of exhibition rights acquired from film producers and distributors. These revenues are recognised in the period of the exhibition or in the period of the sale of the rights, as applicable.

Sales of DVDs and terminal equipment

Revenues from sales of DVDs and terminal equipment are recognised in the period the sale occurs.

As of each balance sheet date, trade receivables are adjusted for the estimated risks of collection, with unrecoverable amounts recognized in the income statement of the period under the caption "Provisions and adjustments" (Note 34).

All other expenses and costs are recognised when incurred on an accrual basis, regardless of the time of receipt or payment.

n) Foreign currency transactions and balances

Transactions denominated in foreign currencies are translated into Euros at the rates of exchange prevailing at the time the transactions are entered into. At the balance sheet date, assets and liabilities denominated in foreign currencies are adjusted to reflect the exchange rates prevailing at such date. The resulting gains or losses on foreign exchange transactions are recognised in the income statement, except for unrealized exchange differences in long-term intra-group balances, representing an extension of the related investment, which are recognised in shareholders' equity under the caption "Other reserves".

The financial statements of subsidiaries denominated in foreign currencies are translated to Euros, using the following exchange rates:

- Assets and liabilities at exchange rates prevailing at the balance sheet date;
- Profit and loss items at the average exchange rates for the reported period;
- Cash flow items at the average exchange rates for the reported period, where these rates are closer to the effective exchange rates, or at the rate of the day of the transaction, for the remaining cash flow items; and
- Share capital, reserves and retained earnings at historical rates.

The effect of translation differences from the conversion of financial statements denominated in foreign currency is recognised in shareholders' equity under the caption "Other reserves".

o) Borrowing costs

Borrowing costs related to loans are recognised in the income statement when incurred. The Group does not capitalise any borrowing costs.

p) Cash flow statements

Consolidated cash flow statements are prepared in accordance with IFRS using the direct method. The Group classifies all highly liquid investments purchased, with original maturity of three months or less and for which the risk of change in value is insignificant, as cash and cash equivalents. The "Cash and cash equivalents" item presented in the cash flow statement may also includes negative amounts related to overdrafts, classified in the balance sheet under the caption "Short-term debt".

Cash flows are classified according to three main categories, depending on their nature: (1) operating activities; (2) investing activities; and (3) financing activities. Cash flows from operating activities include mainly collections from customers, payments to suppliers, payments to personnel and other collections and payments related to operating activities. Cash flows from investing activities include mainly acquisitions and disposals of investments in associated companies and the purchase and sale of property, plant and equipment. Cash flows from financing activities include mainly borrowing and repayments of debt, acquisition and sale of treasury shares and payments of dividends to shareholders.

q) Subsequent events

Events that occurred after the balance sheet date that provide additional information about conditions that existed on that date are considered when preparing the financial statements for the period.

Events that occurred after the balance sheet date that provide information about conditions that existed after that date are disclosed in the notes to the financial statements, if material.

r) Critical judgments and estimates

In preparing the financial statements and accounting estimates herein, management has made use of its best knowledge of past and present events and used certain assumptions in relation to future events.

The most significant accounting estimates reflected in these consolidated financial statements are as follows:

- Useful lives of tangible and intangible assets;
- Recognition of provisions and adjustments.

Estimates used are based on the best information available during the preparation of consolidated financial statements, although future unforeseeable events could occur and have an impact on those estimates. Changes to the estimates used by the management that occur after the date of these consolidated financial statements are recognised in the income statement in accordance with IAS 8, using a prospective methodology.

The main estimates used by management are described in the corresponding notes to the financial statements.

4. Errors and changes in accounting policies

During the first half of 2007, there were no changes in the accounting policies used by the Group, when compared to the ones used in preparing the financial statements of the previous year, which are presented for comparative purposes. In addition, there were no material errors recognised in the first half of 2007 and 2006.

5. Exchange rates used to translate foreign currency financial statements

As at 30 June 2007 and 31 December 2006, assets and liabilities denominated in foreign currency were translated to Euros using the following exchange rates published by the Bank of Portugal:

	30 Jun 2007	31 Dec 2006
US Dollar	1.3505	1.3170
Swiss Franc	1.6553	1.6069
British Pound	0.6740	0.6715
Mozambican Metical	35.19	34.47

During the first half of 2007 and 2006, the income statements of foreign currency subsidiaries were translated to Euros using the following average exchange rates:

	2007	2006
Mozambican Metical	35.12	30.89

6. Revenues

Consolidated revenues in the first half of 2007 and 2006, are as follows:

	2007	2006
Services Rendered	**330,190,256**	**305,731,517**
Pay TV, Broadband and Telephony business (i)	304,744,925	283,580,221
Cinema exhibition business (ii)	17,013,160	15,641,299
Audiovisuals business (iii)	8,285,728	6,355,617
Other	146,443	154,380
Sales	**16,941,834**	**14,652,116**
Audiovisuals business (iv)	9,468,296	7,774,870
Cinema exhibition business (v)	4,160,170	3,416,162
Pay TV, Broadband and Telephony business (vi)	3,293,317	3,432,950
Other	20,051	28,134
Other operating revenues	**3,560,291**	**4,303,397**
Pay TV, Broadband and Telephony business	2,765,008	3,554,343
Audiovisuals business	697,774	522,081
Cinema exhibition business	94,518	202,376
Other	2,991	24,597
	350,692,381	324,687,030

(i) This caption primarily includes revenues related to (1) subscriptions for basic and premium pay TV services (cable and satellite); (2) voice and broadband internet access services provided through the cable network; (3) rentals of terminal equipment, including set top boxes (pay TV services) and EMTAs or cable modems (voice and internet access); (4) advertising on pay TV channels, and (5) sales of television channels to other operators.

(ii) This caption primarily includes revenues from sales of tickets at the cinemas of Lusomundo Cinemas.

(iii) This caption primarily includes revenues relating to the distribution of films to other entities in the cinema exhibition business and the production and sale of audiovisual content.

(iv) This caption primarily includes sales of DVDs.

(v) This caption primarily includes sales of food and beverage at the cinemas of Lusomundo Cinemas.

(vi) This caption primarily includes revenues related to the sale of terminal equipment, including set top boxes (pay TV services) and EMTAs or cable modems (voice and internet access services).

7. Wages and salaries

In the first half of 2007 and 2006, this caption consists of:

	2007	2006
Salaries	16,072,688	17,626,750
Employee benefits	2,973,362	2,890,668
Social benefits	235,187	249,628
Other	609,143	702,157
	19,890,380	21,469,203

In the first half of 2007 and 2006, the average number of personnel of the PTM Group was 1,371 employees in both periods.

8. Direct costs

In the first half of 2007 and 2006, this caption consists of:

	2007	2006
Programming costs	76,849,702	68,654,520
Movies exhibition and distribution	13,157,218	18,860,873
Telecommunication costs	8,617,569	7,811,883
Shared advertising revenues (i)	4,170,661	3,174,023
Other (ii)	5,727,767	4,156,609
	108,522,917	102,657,908

(i) Revenues from advertising on pay TV channels are shared with the producers of content based on the terms of the contracts agreed with these entities. This cost item corresponds to the proportion of these revenues attributable to the producers of content.

(ii) In the first half of 2007 and 2006, this caption includes primarily Euro 3.4 million and Euro 2.3 million, respectively, related to the cost of sales of television channels to other operators, with this Increase being mainly explained by the Increase in the customer base.

9. Cost of products sold

In the first half of 2007 and 2006, this caption consists of:

	2007	2006
Set top boxes	963.058	1.451.546
Cable modems and EMTAs	1.606.088	980.261
Other	605.006	904.943
	3.174.152	3.336.750
Increases/(decreases) in provisions for inventories, net (Note 34)	2.040.116	(522.546)
	5.214.268	2.814.204

The increase in the provision for inventories is maily related to an extraordinary write-off of certain cable modems totalling Euro 1.2 million, which was made in July 2007.

10. Support services and supplies and external services

In the first half of 2007 and 2006, this caption consists of:

	2007	2006
Support services:		
Call centers and customer care	10,591,728	8,106,333
Information systems	11,065,732	6,349,552
Administrative support and other	5,922,059	9,080,898
	27,579,519	23,536,783
Supplies and external services:		
Commissions	9,810,794	9,906,672
Maintenance and repairs	12,841,196	9,173,519
Operating leases (Note 11)	7,395,238	8,194,690
Specialized work	7,134,275	7,139,945
Communications	5,509,806	5,338,467
Installation of terminal equipment	5,166,620	2,079,749
Other	11,658,098	9,130,950
	59,516,027	50,963,992

11. Operating leases

In the first half of 2007 and 2006 rental expenses under operating leases, primarily relating to vehicles and buildings, were recorded with the amount of Euro 7,395,238 and 8,194,690, respectively (Note 10).

12. Other costs, net

In the first half of 2007 and 2006, this caption consists of:

	2007	2006
Decreases in provisions and adjustments (Note 34) (i)	-	(9,639,019)
Other	1,355,938	1,369,009
	1,355,938	(8,270,010)

(i) In the first half of 2006, this caption includes Euro 8,017,195 (Note 15) related to the reduction of the provision for estimated costs related to the disposal of Lusomundo Media.

13. Losses (gains) on financial assets

In the first half of 2007 and 2006, this caption consists of:

	2007	2006
Cash settlement of equity swaps over own shares (Notes 36.2)	(2,163,792)	-
Disposal of financial investments (Note 38.1) (i)	(567,232)	-
Other	(968)	3,268
	(2,731,992)	3,268

(i) On 1 February 2007, Lusomundo Audiovisuais entered into contracts with certain foreign entities relating to the disposal of all of its interests in the capital stock of Cypress Entertainment Group, Inc. and Spyglass Entertainment Group, LLC, for the total amount of US$ 746,194, equivalent to Euro 567,232. These investments were fully provided for (Note 27), and therefore the proceeds from this disposal were recorded as a capital gain.

14. Equity losses /(earnings) on affiliated companies

In the first half of 2007 and 2006, this caption consists of:

	2007	2006
Lisboa TV	(807,593)	(407,839)
Octal TV	(330,858)	756,305
Distodo	(109,008)	(139,653)
Other	(143,210)	74,552
	(1,390,669)	283,365

15. Income taxes

PT Multimedia and its subsidiaries are subject to Corporate Income Tax ("IRC") at a rate of 25% (22.5% for Cabo TV Madeirense and 17.5% for Cabo TV Açoreana), which is increased up to a maximum of 1.5% of taxable profit through a municipal tax, leading to an aggregate tax rate of approximately 26.5%. In 2006, before the change occurred as from 1 January 2007, the Corporate Income Tax was increased up to 10%, leading to an aggregate tax rate of approximately 27.5%. In calculating taxable income, to which the above tax rate is applied, non-tax-deductible amounts are added to or subtracted from book entries. These differences between book and taxable entries can be temporary or permanent.

PT Multimedia adopted the tax consolidation regime for groups of companies, which includes all 90% or more owned Portuguese subsidiaries, direct and indirect, that comply with the provision of Article 63 of the Corporate Income Tax Law.

In accordance with Portuguese tax legislation, income taxes are subject to review and adjustment by the tax authorities for four years following their filing (five years for social security, and ten years for the contributions made before the year ended 31 December 2001), except when there have been tax losses, tax benefits have been granted or inspections or challenges relating to such matters are in progress in which, depending on the circumstances, the deadlines are extended or suspended. Management believes, based on information from its tax advisors, that any adjustment which may result from such reviews or inspections, as well as other tax contingencies, would not have a material impact on the consolidated financial statements as at 30 June 2007, except for the situations where provisions have been recognised (Note 34).

a) Deferred taxes

PT Multimedia and its subsidiaries recorded deferred taxes relating to the differences between the tax basis and the accounting basis of assets and liabilities, as well as to reportable tax losses existing on the balance sheet date. During the first half of 2007 and 2006, the movements in deferred tax assets and liabilities were as follows:

	Balance as at 31 December 2006	Net income	Use of tax credits (Note 23)	Balance as at 30 June 2007
Deferred tax assets:				
Provisions and adjustments				
Doubtful accounts receivable	5.615.683	(253.091)	-	5.362.592
Inventories	1.494.704	604.573	-	2.099.277
Other	8.777.930	(204.011)	-	8.573.919
Tax losses carriedforward	73.229.712	213.116	(13.096.306)	60.346.522
	89.118.029	**360.587**	**(13.096.306)**	**76.382.310**
Deferred tax liabilities:				
Reavaluation of fixed assets	29.169	(2.356)	-	26.813
	89.088.860	**362.943**	**(13.096.306)**	**76.355.497**

	Balance as at 31 December 2005	Net income	Use of tax credits	Other	Balance as at 30 June 2006
Deferred tax assets					
Provisions and adjustments					
Doubtful accounts receivables	7.720.852	(299.893)	-	26.023	7.446.982
Inventories	1.590.811	(154.174)	-	-	1.436.637
Other	15.977.648	(4.986.100)	-	-	10.991.548
Tax losses carriedforward	89.602.308	-	(7.453.394)	45.899	82.194.813
	114.891.619	(5.440.167)	(7.453.394)	71.922	102.069.980
Deferred tax liabilities					
Revaluation of fixed assets	33.282	(2.292)	-	-	30.990
	114.858.337	(5.437.875)	(7.453.394)	71.922	102.038.990

Deferred taxes assets were recognized depending on the likelihood of taxable profits in the future that can be used to recover tax losses or deductible tax differences. This evaluation was based on the business plans of Group companies, which are reviewed and updated periodically.

According to Portuguese legislation, tax losses carriedforward may be used to offset future taxable income for a subsequent six-year period. As at 30 June 2007 and 31 December 2006, tax losses carriedforward of PT Multimedia amounted to Euro 231 million and Euro 282 million, respectively, and mature in 2009. All these tax losses are recorded as deferred tax assets as at 30 June 2007.

Following the spin-off of PT Multimedia, approved at the Portugal Telecom's Annual General Meeting held in April 2007, and considering that, according to Portuguese Law, if the control of more than 50% of the capital is changed, it is necessary to obtain a pre-approval from the Finance Ministry in order to maintain the tax losses carriedforward. The management of PT Multimedia has already requested for this authorization.

Tax losses carriedforward of Sport TV (50%) amounted to Euro 31 million as at 30 June 2007, of which Euro 10 million are recorded as deferred tax assets, and mature as follows:

2007	13,864,326
2008	9,493,562
2009	7,139,445
2010	767,177
	31,264,510

b) Reconciliation of income tax provision

In the first half of 2007 and 2006, the reconciliation between the nominal and effective income tax for the period is as follows:

	2007	2006
Income before taxes	57,364,843	59,729,405
Statutory tax rate	26.5%	27.5%
Expected tax	15,201,683	16,425,586
Differences in tax rate of the Azores and Madeira (a)	(412,795)	(512,428)
Recognition of deferred tax assets on tax losses from previous periods by Sport TV	(213,116)	-
Permanent differences (b)	477,044	(1,167,811)
Other	295,486	(190,035)
	15,348,302	14,555,312
Effective tax rate	26.8%	24.4%
Current income tax (Note 23)	15,711,245	9,117,437
Deferred income tax	(362,943)	5,437,875
	15,348,302	14,555,312

(a) This caption relates to the impact of the different Corporate Income Tax rates in Madeira (22.5%) and Azores (17.5%).

(b) The increase in this caption is mainly due to the reduction of the provision for estimated costs related to the disposal of Lusomundo Media amounting to Euro 8,017,195 (Note 12), of which only 50% was taxable, leading to a permanent difference of Euro 1.1 million.

16. Minority interests

During the first half of 2007 and 2006, the movements in minority interests were as follows:

	Balance as at 31 December 2006	Net income	Dividends	Other	Balance as at 30 June 2007
Cabo TV Madeirense	6,264,680	1,098,339	(1,865,028)	(4,947)	5,493,044
Cabo TV Açoreana	2,278,261	303,404	(729,362)	(313)	1,851,990
Grafilme	842,253	185,414	(77,770)	(1,893)	948,004
Other	41,584	290	-	314	42,188
	9,426,778	1,587,447	(2,672,160)	(6,839)	8,335,226

	Balance as at 31 December 2005	Net income	Dividends	Other	Balance as at 30 June 2006
Cabo TV Madeirense	6,531,728	1,100,580	(1,767,000)	-	5,865,308
Cabo TV Açoreana	2,251,968	372,165	(705,556)	-	1,918,577
Grafilme	729,380	150,261	(44,440)	-	835,201
Other	41,235	160	-		41,395
	9,554,311	1,623,166	(2,516,996)	0	8,660,481

17. Dividends

On 24 April 2007, the Annual General Meeting of Shareholders approved the proposal of the Board of Directors to distribute a dividend of Euro 30 cents per share relating to year 2006. Accordingly, dividends amounting to Euro 92,729,048 (Note 38.7)were paid in May 2007.

On 19 April 2006, the Annual General Meeting of Shareholders approved the proposal of the Board of Directors to distribute a dividend of 27.5 euro cents per share relating to year 2005. Accordingly, dividends amounting to Euro 85,001,627 were paid in May 2006.

18. Earnings per share

Basic earnings per share for the first half of 2007 and 2006 were computed as follows:

		2007	2006
Net income attributable to equity holders of the parent	(1)	40,429,094	43,550,927
Weighted average common shares outstanding in the period (Note 36.1)	(2)	309,096,828	309,096,828
Basic earnings per share	(1)/(2)	0.13	0.14

There were no dilutive effects in the first half of 2007 and 2006.

19. Cash and cash equivalents

As at 30 June 2007 and 31 December 2006, this caption consists of:

	30 Jun 2007	31 Dec 2006
Cash	973,100	580,679
Deposits	34,686,316	29,890,937
Term deposits	1,006,214	8,356,395
	36,665,630	38,828,011

20. Accounts receivable - trade

As at 30 June 2007 and 31 December 2006, this caption consists of:

	30 Jun 2007	31 Dec 2006
Accounts receivable from customers (i)	79,665,887	95,742,344
Doubtful accounts receivable	67,674,995	62,631,357
Related parties (Note 39)	4,069,768	7,341,414
Unbilled revenues	4,044,929	2,371,101
Other	475	1,605
	155,456,054	168,087,821
Adjustments for doubtful accounts receivable - trade (Note 34)	(67,674,995)	(62,631,357)
	87,781,059	105,456,464

(i) As at 30 June 2007, the decrease in accounts receivable is primarily related to the change, occurred in December 2006 in the collections process, which delayed the receipt of Euro 16 million to January 2007.

21. Accounts receivable - other

As at 30 June 2007 and 31 December 2006, this caption consists of:

	30 Jun 2007	31 Dec 2006
Advances to suppliers (i)	51,985,080	42,586,375
Unbilled revenues	1,623,780	2,160,296
Related parties (Note 39)	7,007,962	4,639,267
Other	6,768,521	7,126,409
	67,385,343	56,512,347
Adjustments for other accounts receivable (Note 34)	(973,670)	(444,432)
	66,411,673	56,067,915

(i) Advances to suppliers are mainly related to the acquisition of copies of films by Lusomundo Audiovisuais, including minimum guarantees.

22. Inventories

As at 30 June 2007 and 31 December 2006, this caption consists of:

	30 Jun 2007	31 Dec 2006
Pay TV, Broadband and Telephony business:	42,300,421	19,286,190
Set top boxes (i)	18,752,973	8,037,616
Smart cards (ii)	12,197,752	1,371,341
Cable modems and EMTAs	10,095,623	9,415,111
Other	1,254,073	462,122
Audiovisuals business - DVDs	2,475,942	2,342,951
Cinema Exhibition business - food and beverage	244,531	222,146
Other	1,013,905	612,119
	46,034,799	22,463,406
Adjustments for obsolete and slow moving inventories (Note 34)	(9,595,873)	(7,555,757)
	36,438,926	14,907,649

(i) The increase in this caption is mainly related to the launch of new models of set top boxes in the second half of 2007 which lead to an increase in the level of stocks.

(ii) The increase in this caption is due to the smartcard swap programme to be completed in the third quarter of 2007, in connection with the implementation of TV Cabo's policies to control access to its content programming.

23. Taxes receivable and payable

As at 30 June 2007 and 31 December 2006, this caption consists of:

	30 Jun 2007		31 Dec 206	
	Receivable	Payable	Receivable	Payable
Value-added tax	3,236,410	9,931,836	7,086,154	8,417,706
Income taxes	2,054,515	2,944,763	4,243,361	3,694,636
Social Security contributions	-	801,708	-	680,292
Personnel income tax witholdings	-	426,778	-	429,801
Taxes in foreign countries	-	889	-	452
Other	1,577,611	164,003	1,124,979	183,124
	6,868,536	14,269,977	12,454,494	13,406,011

As at 30 June 2007, the balance of the caption "Income taxes" is made up as follows:

Current income taxes in the balance sheet (i)	(2,745,757)
Payments on account	1,180,036
Witholding income taxes, net	315,501
Income taxes receivable	359,972
Net income tax receivable (payable)	**(890,248)**

(i) In the first half of 2007, the current income tax expense was recorded in the following captions:

	30 Jun 2007	30 Jun 2006
Tax loss carriedforward used in the year (Note 15)	13.096.306	7.453.394
Current income taxes (Note 15)	(15.711.245)	(9.117.437)
Other	(130.818)	(448.712)
	(2.745.757)	(2.112.755)

24. Prepaid expenses

As at 30 June 2007 and 31 December 2006, this caption consists of:

	30 Jun 2007	31 Dec 2006
Current prepaid expenses		
Sport exhibition rights (i)	2,992,277	21,731,063
Distribution rights of audiovisual content	3,364,830	1,916,680
Programming costs	3,154,379	2,781,535
Specialized work	2,152,570	1,762,509
Rentals	903,690	1,123,108
Other	1,075,805	338,120
	13,643,551	29,653,015
Non-current prepaid expenses		
Sport exhibition rights (ii)	2,214,583	9,768,750

(i) The reduction in this caption is mainly related the fact that as at 30 June 2007, the exhibition rights of the Portuguese Football League season 2007-2008, had not been yet recognized.

(ii) This caption corresponds to an initial advance payment made for the acquisition of exhibition rights for the Portuguese football league seasons for the periods 2004-2005 to 2007-2008. These advance payments are being amortized over the years up to July 2008.

25. Other current and non-current assets

As at 30 June 2007 and 31 December 2006, these captions refer mainly to the amounts outstanding under QTE transactions, as described in Notes 3.j).(ix), 29 and 35.

26. Investments in group companies

As at 30 June 2007 and 31 December 2006, this caption consists of:

	30 Jun 2007	31 Dec 2006
Loans granted to related companies (Note 39)	10,000,000	12,500,000
Investments in group companies	4,997,833	5,222,502
Goodwill, net of impairment losses	586,146	586,146
	15,583,979	18,308,648

Loans granted to related companies correspond to an agreement entered into by PT Multimedia with Sportinveste (the other shareholder of Sport TV), in connection with the shareholder loans granted to Sport TV. Under the terms of this agreement PTM has financed Sportinvest for the granting of shareholder loans to Sport TV on a 50% basis. This financing to Sportinvest bears interest at current market rates and is being reimbursed in accordance with an established plan, which consider the payment of semi-annual instalments of Euro 2,500,000 payable in the first and third quarters of each year. As at 30 June 2007, the outstanding amounts due total Euro 12,500,000, including Euro 2,500,000 payable in the third quarter that is recorded in accounts receivable (Note 39). During the first half of 2007, PT Multimedia received an amount of Euro 2,500,000 (Note 38.1) related to that arrangement.

As at 30 June 2007 and 31 December 2006, the caption "Investments in group companies" consists of:

	30 Jun 2007	31 Dec 2006
Lisboa TV	3,097,867	3,534,313
Distodo	742,395	865,757
Empresa de Recreios Artisticos	581,618	575,936
Octal TV	482,127	151,269
Other	93,826	95,227
	4,997,833	5,222,502

As at 30 June 2007 and 31 December 2006, the caption "Goodwill, net of impairment losses" is related to the investment in Distodo.

27. Other investments

As at 30 June 2007 and 31 December 2006, this caption consists of:

	30 Jun 2007	31 Dec 2006
Cypress (i)	-	3,016,754
Spyglass (i)	-	30,174
Other	60,869	60,869
	60,869	3,107,797
Adjustments to other investments (Note 34) (i)	(30,002)	(3,076,930)
	30,867	30,867

(i) As mentioned in Note 13, these investments were disposed of in the first half of 2007. The total investment in Cypress and Spyglass totalling Euro 3,046,928 was fully provided for in previous years (Note 34).

28. Intangible assets

During the first half of 2007 and 2006, the movements in intangible assets were as follows:

	31 Dec 2006	Increases	Foreign currency translation adjustments	Other	30 Jun 2007
Cost:					
Industrial property and other rights	277,605,740	645,800	(8)	169,885	278,421,417
Goodwill	77,868,060	-	-	-	77,868,060
Intangible assets in-progress	277,194	(243,253)	-	-	33,941
	355,750,994	402,547	(8)	169,885	356,323,418
Accumulated amortization					
Industrial property and other rights	72,135,397	21,760,149	(8)	171,306	94,066,844
	283,615,597	(21,357,602)	-	(1,421)	262,256,574

	31 Dec 2005	Increases	Foreign currency translation adjustments	Other	30 Jun 2006
Cost:					
Industrial property and other rights	244,908,285	25,675,498	(60)	1,648,802	272,232,525
Goodwill	77,146,412	-	-	(545,906)	76,600,506
Intangible assets in-progress	150,675	36,153	-	(185,633)	1,195
Advances on account	1,500,000	-	-	(1,500,000)	-
	323,705,372	25,711,651	(60)	(582,737)	348,834,226
Accumulated amortization					
Industrial property and other rights	29,302,398	20,718,018	(60)	(1,824)	50,018,532
	29,302,398	20,718,018	(60)	(1,824)	50,018,532
	294,402,974	4,993,633	-	(580,913)	298,815,694

As at 30 June 2007, the net book value of the caption "Industrial property and other rights" primarily includes the following items:

- Euro 126 million related to contracts for the acquisition of satellite capacity signed by TV Cabo, which expire in 2016 and were recorded as capital leases.
- Euro 35 million related to a contract entered into at the end of 2005 between TV Cabo and PT Comunicações for the exclusive right to use network capacity for the distribution of cable television signals for the period of 2006-2008.
- Euro 14 million related to the allocation of the purchase price of an additional interest in Sport TV to the fair value of broadcasting rights held by Sport TV under a contract with PPTV relating to the matches of the Portuguese Football League.
- Euro 5 million related to software licenses.

As at 30 June 2007and 31 December 2006, goodwill related to subsidiaries was as follows:

Lusomundo Audiovisuais	52,164,339
Lusomundo Cinemas	24,436,167
Other	1,267,554
	77,868,060

During the first half of 2007, no events occurred that indicated impairment losses on goodwill. As at 30 June 2007, the book value of the financial investments (including goodwill and loans granted) in Lusomundo Audiovisuais and Lusomundo Cinemas is Euro 95 million e Euro 44 million, respectively.

29. Tangible Assets

During the first half of 2007 and 2006, the movements in tangible assets were as follows:

	31 Dec 2006	Increases	Foreign currency translation adjustments	Other	30 Jun 2007
Cost:					
Land	2,536,060	-	-	-	2,536,060
Buildings and other constructions	41,689,480	385,554	(12,466)	79,245	42,141,813
Basic equipment	592,065,927	34,412,404	(2,449)	(8,298,784)	618,177,099
Transportation equipment	6,719,774	367,135	(323)	(744,353)	6,342,233
Tools and dies	240,069	8,130	(85)	273	248,388
Administrative equipment	60,499,407	2,745,331	(1,347)	(573,716)	62,669,675
Other tangible assets	17,322,602	1,351,199	(251)	281,318	18,954,868
Tangible assets in-progress	7,557,835	1,444,463	(269)	(1,343,565)	7,658,464
Advances to suppliers of tangible assets	663,882	(344,363)	-	-	319,519
	729,295,036	40,369,854	(17,190)	(10,599,582)	759,048,118
Accumulated amortization					
Buildings and other constructions	14,454,140	2,142,865	(1,944)	(17,362)	16,577,699
Basic equipment	360,337,269	20,703,888	(1,542)	(8,427,699)	372,611,917
Transportation equipment	4,013,203	605,929	(241)	(644,189)	3,974,702
Tools and dies	199,540	8,475	(85)	(99)	207,831
Administrative equipment	38,317,829	5,346,943	(924)	(639,130)	43,024,718
Other tangible assets	14,690,690	3,972,729	(227)	(2,475,390)	16,187,801
	432,012,671	32,780,829	(4,963)	(12,203,869)	452,584,668
	297,282,365	7,589,025	(12,227)	1,604,287	306,463,450

	31 Dec 2005	Increases	Foreign currency translation adjustments	Other	30 Jun 2006
Cost:					
Land	1,064,243	325,000	-	-	1,389,243
Buildings and other constructions	30,969,513	1,417,256	(84,223)	(7,681)	32,294,865
Basic equipment	549,308,350	37,112,482	(16,392)	(8,564,714)	577,839,726
Transportation equipment	6,898,740	570,501	(2,187)	(712,644)	6,754,410
Tools and dies	231,360	8,521	(574)	(1,433)	237,874
Administrative equipment	47,725,519	4,447,258	(9,109)	3,158,622	55,322,290
Other tangible assets	14,363,601	752,744	(1,699)	156,354	15,271,000
Tangible assets in-progress	5,873,548	5,024,686	(1,819)	(3,972,451)	6,923,964
Advances to suppliers of tangible assets	1,185,332	-	-	(45,973)	1,139,359
	657,620,206	49,658,448	(116,003)	(9,989,920)	697,172,731
Accumulated amortization					
Buildings and other constructions	12,549,283	808,783	(11,290)	(19,803)	13,326,973
Basic equipment	338,274,442	22,044,688	(9,054)	(8,341,758)	351,968,318
Transportation equipment	4,006,880	637,979	(1,216)	(575,094)	4,068,549
Tools and dies	186,124	7,505	(574)	(1,433)	191,622
Administrative equipment	29,834,248	3,963,136	(4,926)	(74,893)	33,717,565
Other tangible assets	12,994,190	2,685,597	(1,502)	(1,705,159)	13,973,126
	397,845,167	30,147,688	(28,562)	(10,718,140)	417,246,153
	259,775,039	19,510,760	(87,441)	728,220	279,926,578

The column other refers mainly to write-offs and disposals of tangible assets.

The following situations regarding tangible assets should be mentioned:

- Euro 229 million of basic equipment relating to customer networks and cable television distribution networks are installed on the property of third parties or in the public domain;
- In previous years, TV Cabo entered into QTE lease contracts, which consisted of the sale of certain telecommunications equipment to foreign entities. Simultaneously, those entities entered into leasing contracts with special purpose entities, which made conditional sale agreements to sell the related equipment to TV Cabo at an amount equivalent to the initial sales price. TV Cabo maintained the legal ownership of this equipment, continuing to be able to sell or substitute any equipment. These transactions correspond to a sale and lease-back transation and, accordingly, a sale of the equipment was not recorded and the equipment continued to be included on the Company's consolidated balance sheet.

30. Loans

As at 30 June 2007 and 31 December 2006, this caption consists of:

	30 Jun 2007		31 Dec 2006	
	Short-term	Long-term	Short-term	Long-term
Bank loans:				
Internal loans (i)	14,000,000	10,500,000	14,000,000	17,500,000
Equity swaps over own shares (Note 36.2)	-	-	9,001,900	-
Other loans:				
Internal loans (ii)	79,739,553	-	34,629,380	-
Leases	914,548	1,746,713	1,174,417	1,861,921
Rental contracts for telecoms capacity (iii)	32,996,687	136,816,854	32,850,061	154,602,165
	127,650,788	149,063,567	91,655,758	173,964,086

(i) This caption corresponds to 50% of a loan obtained by Sport TV which as at 30 June 2007 has a total amount due of Euro 49 million (Note 37). This loan bears interest at a three-month Euribor rate plus a spread of 0.875%, matures in 2009 and is being repaid over time in accordance with the established payment plan. During the first half of 2007, an instalment of Euro 14 million was repaid by Sport TV, with PTM's 50% share corresponding to Euro 7,000,000 (Note 38.5).

(ii) This caption is mainly related to a short-term loan granted by Portugal Telecom to PT Multimedia, which amounted to Euro 79,254,553 and Euro 34,144,380 as at 30 June 2007 and 31 December 2006, respectively (Note 39). The average interest rate in the first half of 2007 of this loan was 4.5%.

(iii) This caption is related to contracts entered into by TV Cabo for the acquisition of telecommunications capacity (Note 28), including as contracts for the acquisition of capacity on satellites/transponders and contracts for the acquisition of capacity on PT Comunicações fixed network. As at 30 June 2007, the outstanding amounts due under these contracts are Euro 136 million for the satellite contracts and Euro 34 million for the PT Comunicações contract (Note 39).

31. Accounts payable

As at 30 June 2007 and 31 December 2006, this caption consists of:

	30 Jun 2007	31 Dec 2006
Related parties (Note 39)	81,510,863	73,384,698
Trade suppliers and other	70,529,710	89,147,075
Fixed asset suppliers	13,197,356	17,292,750
Advances from customers	1,817,068	2,118,332
Other	8,271,946	5,899,490
	175,326,943	187,842,345

32. Accrued expenses

As at 30 June 2007 and 31 December 2006, this caption consists of:

	30 Jun 2007	31 Dec 2006
Exhibition rights	14,537,283	11,832,486
Programming costs	12,340,004	12,451,170
Support services - outsourcing	8,125,500	8,430,849
Vacation pay and bonuses	7,076,154	7,195,168
Advertising	2,375,934	2,803,027
Supplies and external services	1,017,531	1,555,289
Interest to be paid	604,159	2,370,321
Other	3,637,881	4,361,665
	49,714,446	50,999,975

33. Deferred income

As at 30 June 2007 and 31 December 2006, this caption consists of:

	30 Jun 2007	31 Dec 2006
Advance billing	2,558,300	1,488,451
Other	299,740	131,781
	2,858,040	1,620,232

34. Provisions and adjustments

During the first half of 2007 and 2006, the movements in this caption were as follows:

	31 December 2006	Increases	Decreases	Other	30 June 2007
Adjustments					
Accounts receivable (Notes 20 and 21)	63,075,789	5,584,393	(11,517)	-	68,648,665
Inventories (Note 22)	7,555,757	2,281,407	(241,291)	-	9,595,873
Investments (Note 27)	3,076,930	-	-	(3,046,928)	30,002
	73,708,476	7,865,800	(252,808)	(3,046,928)	78,274,540
Provisions					
Taxes (Note 15)	943,255	-	-	-	943,255
Legal actions	137,000	-	-	-	137,000
Other	11,324,218	269,214	(37,802)	(3,470)	11,552,160
	12,404,473	269,214	(37,802)	(3,470)	12,632,415
	86,112,949	8,135,014	(290,610)	(3,050,398)	90,906,955

	31 December 2005	Increases	Decreases	Other	30 June 2006
Adjustments:					
Accounts receivable	48,401,298	8,607,446	(541,015)	(9,142)	56,458,587
Inventories	6,865,790	1,420,957	(1,943,503)	-	6,343,244
Investments	3,076,930	-	-	-	3,076,930
	58,344,018	10,028,403	(2,484,518)	(9,142)	65,878,761
Provisions:					
Taxes	1,101,581	-	(158,326)	-	943,255
Legal actions	-	137,000	-	-	137,000
Other	44,277,254	391,424	(9,722,696)	(10,225,367)	24,720,615
	45,378,835	528,424	(9,881,022)	(10,225,367)	25,800,870
	103,722,853	10,556,827	(12,365,540)	(10,234,509)	91,679,631

As at 30 June 2007 and 31 December 2006, the caption "Provisions" was recorded in the balance sheet in accordance with the expected settlement date, as follows:

	30 Jun 2007	31 Dec 2006
Current provision		
Taxes	943,255	943,255
Litigation	137,000	137,000
Other	6,758,347	6,622,811
	7,838,602	7,703,066
Non-current provision		
Other	4,793,813	4,701,407
	12,632,415	12,404,473

As at 30 June 2007 and 31 December 2006, the caption "Other provisions" includes Euro 3,246,296 and Euro 3,205,176, respectively, related to asset retirement obligations (Note 3.e), and provisions for several other contingencies.

During the first half of 2007, the other movements in adjustments for investments were related to the write-down of the investments in Cypress and Spyglass totalling Euro 3,046,928, following the disposal of these investments (Note 27).

The increases in provisions and adjustments in the first half of 2007 and 2006 were recognised in the income statement as follows:

	2007	2006
Provisions and adjustments	5,147,751	8,816,366
Costs of products sold (Note 9)	2,281,407	1,420,957
Other	705,856	319,504
	8,135,014	10,556,827

The decreases in these captions in the first half of 2007 and 2006 were recognised in the income statement as follows:

	2007	2006
Costs of products sold (Note 9)	241,291	1,943,503
Provisions and adjustments	49,319	783,018
Other costs (Note 12)	-	9,639,019
	290,610	12,365,540

In the first half of 2007 and 2006, the income statement caption "Provisions and adjustments" consists of:

	2007	2006
Increases in provisions and adjustments for doubtful receivables and other	5,147,751	8,816,366
Decreases in provisions and adjustments for doubtful receivables and other	(49,319)	(783,018)
Direct write-off of accounts receivable	16	1,157
Collections from accounts receivable which were previously written-off	(87)	-
	5,098,361	8,034,505

35. Other current and non-current liabilities

As at 30 June 2007 and 31 December 2006, these captions refer to the amounts outstanding under QTE transactions, as described in Notes 3.j).(ix), 25 and 29.

36. Shareholders' equity

36.1 Share Capital

On 24 April 2007, PT Multimedia approved a share capital reduction of Euro 27,818,715 (Note 36.3) through the transfer of share capital to distributable reserves (Note 36.3). Following this transaction, PTM fully subscribed and paid-up share capital as at 30 June 2007 amounted to Euro 3,090,968 and is represented by 309,096,828 shares with a nominal value of one euro cent per share.

On 24 April 2007, PTM's shareholders approved in the Annual General Meeting the suppression of the special rights granted to the Class A shares of the Company held by Portugal Telecom and the resulting conversion of such shares into ordinary shares. The special voting rights of the Class A shares were to veto certain actions of the shareholders of PT Multimedia, namely the following:

- Election of one-third of the Directors, including the Chairman of the Board of Directors;
- Election of the officials of the General Meeting of Shareholders and of the sole auditor;
- Determining the application of the results of the period; and
- Amending the bylaws, including the provisions relating to share capital increases.

The suppression of the special voting rights of the Class A shares of PT Multimedia was subject to the approval of the holder of such shares, Portugal Telecom. On 27 April 2007, the shareholders of Portugal Telecom approved in their Annual General Meeting such resolution of PTM's shareholders and, after the consent of Portugal Telecom, PT Multimedia has converted all of its Class A shares into ordinary shares.

The conversion of the 102,000 Class A shares held by Portugal Telecom was completed before the Central de Valores Mobiliários (the stock exchange's clearinghouse), and the converted shares started trading in the Euronext stock exchange on 17 September 2007. In addition, PT Multimedia has registered with the Commercial Registry of Lisbon an amendment to its Articles of Association for the suppression of the special rights granted to those Class A shares.

36.2. Treasury shares

As of 31 December 2006, PT Multimedia had contracted equity swaps over 925,000 of its own shares with a value of Euro 9,001,900 (Note 30) that allowed PT Multimedia the option to choose between cash settlement and physical settlement, the latter permitting PT Multimedia to acquire the corresponding shares. In accordance with IFRS (IAS 32), these financial instruments should be recognized as an effective acquisition of own shares, and a financial liability was be recorded in an amount equal to the notional amount of the contract. During the first half of 2007, PT Multimedia cash settled these equity swaps, and the corresponding treasury shares and financial liability of Euro 9,001,900 (Note 30) were cancelled. In addition, PT Multimedia received an amount of Euro 2,163,792 (Note 13) corresponding to the difference between the exercise price of the equity swaps and PTM share price at the date of settlement.

36.3. Reserves

Legal Reserve

Portuguese law and PTM's bylaws provide that at least 5% of each year's profits must be allocated to a legal reserve until this reserve equals the minimum requirement of 20% of share capital. This reserve is not available for distribution to shareholders, except in the case of the liquidation of the company, but may be capitalized or used to absorb losses, once all other reserves and retained earnings have been exhausted. During 2006, a portion of legal reserve amounting to Euro 12,631,736 was used in the share capital increase as approved at the 2006 Annual General Meeting of Shareholders.

Other reserves

During the first half 2007 the movements occurred in "Other reserves" were as follows:

	Free reserves	Other reserves	Total
Balance as at 31 December 2006	220,724,007	25,819,670	246,543,677
Share capital reduction (Note 36.1)	27,818,715	-	27,818,715
Retaind earnings	-	5,330,902	5,330,902
Other	-	(82,323)	(82,323)
Balance as at 30 June 2007	248,542,722	31,068,250	279,610,971

37. Guarantees and Financial Commitments

As at 30 June 2007 and 31 December 2006, the Company has presented guarantees and comfort letters to third parties, as follows:

	30 Jun 2007	31 Dec 2006
Bank guarantees given to other entities		
Suppliers (a)	6,851,060	6,744,914
Tax authorities (b)	1,737,328	1,854,571
Other	2,589,495	2,456,258
	11,177,883	11,055,743
Comfort letters given to other entities:		
Sport TV (c)	24,500,000	31,500,000
Other	666,666	666,666
	25,166,666	32,166,666

(a) As at 30 June 2007, this caption includes mainly Euro 5,044,823 related to bank guarantees granted to lessors of movie theatres located in shopping centers (Cinema Exhibition business) and Euro 1,100,000 in guarantees granted to international satellite operators (Pay TV, Broadband and Telephony business).

(b) As at 30 June 2007, this caption relates to guarantees granted to tax authorities arising from tax proceedings contested by the PTM Group.

(c) As at 30 June 2007, this caption is related to PTM's share of a joint guarantee granted to Sport TV, together with Sportinvest (the other shareholder of Sport TV in conjunction with PT Conteúdos). This guarantee of up to Euro 70 million was granted by the shareholders of Sport TV in connection with a loan obtained by this associated company for the acquisition of broadcasting rights for the football matches of the "Superliga de Futebol" (Portuguese Football Premiership) for the seasons 2004-2005 to 2007-2008. As at 30 June 2007, the outstanding amount due by Sport TV under this loan was Euro 49 million, of which 50% was proportionally consolidated by PT Multimedia (Note 30), while the remaining 50% was included in the table above as a financial commitment.

As at 30 June 2007, in addition to the financial obligations reflected on the balance sheet, the Company had assumed commitments in the ordinary course of business for the purchase of basic equipment and audiovisuals content amounting to approximately Euro 14.5 million and Euro 44 million, respectively.

38. Statement of cash flows

The consolidated Cash Flow Statement has been prepared in accordance with IAS 7. Significant transactions in the first half of 2007 and 2006 are summarized below:

38.1 Cash receipts resulting from financial investments

	2007	2006
Loan granted to Sportinvest/Sport TV (Note 26)	2,500,000	-
Disposal of the investments in Cypress and Spyglass (Note 13)	567,232	-
Cash receipts from loans to Portugal Telecom	-	10,000,000
Other	273,296	204,840
	3,340,528	10,204,840

38.2 Cash receipts resulting from dividends

	2007	2006
Lisboa TV	1,244,039	1,641,167
Distodo	232,370	-
	1,476,409	1,641,167

38.3 Payments resulting from financial investments

	2007	2006
Payments resulting from loans granted to Portugal Telecom	-	10,000,000
Other	3,462	204,840
	3,462	10,204,840

	2007	2006
Payments resulting from loans granted to Portugal Telecom	-	10,000,000
Other	3,462	204,840
	3,462	10,204,840

38.4 Cash receipts resulting from loans obtained

	2007	2006
Cash receipts from loans obtained from Portugal Telecom	45,110,173	31,505,140
Other	485,731	693,527
	45,595,904	32,198,667

38.5 Payments resulting from loans repaid

	2007	2006
Loans obtained by Sport TV (Note 30)	7,000,000	-
Other	485,000	-
	7,485,000	-

38.6 Payments resulting from lease rentals (principal)

In the first half of 2007, this caption is primarily related to rentals from contracts for the acquisition of capacity on PT Comunicações' fixed network in the amount of Euro 14 million and from contracts for the acquisition of capacity on satellites/transponders in the amount of Euro 4 million.

38.7 Cash payments resulting from dividends

	2007	2006
PT Multimedia	92,729,048	85,001,628
Cabo TV Madeirense	1,865,028	1,647,300
Cabo TV Açoreana	684,858	662,798
Other	77,770	44,440
	95,356,704	87,356,166

38.8 Detail of cash and cash equivalents

As at 30 June 2007 and 2006 and 31 December 2006, the detail of cash and cash equivalents was as follows:

	30 Jun		
	2007	2006	31 Dec 2006
Cash	973,100	1,455,036	580,679
Bank deposits	35,692,530	41,274,017	38,247,332
	36,665,630	42,729,053	38,828,011

	30 Jun		
	2007	2006	31 Dec 2006
Cash	973,100	1,455,036	580,679
Bank deposits	35,692,530	41,274,017	38,247,332
	36,665,630	42,729,053	38,828,011

39. Related Parties

Balances and transactions between PT Multimedia and its subsidiaries were eliminated in the consolidation process and are not disclosed in this note.

Transactions that occurred during the six months periods ended 30 June 2007 and 2006 between PT Multimedia and associated companies and jointly controlled entities and balances as at 30 June 2007 and December 2006 between the PTM Group and related companies were as follows:

	Operating revenues		Costs		Interest income		Interest expenses	
Transactions	2007	2006	2007	2006	2007	2006	2007	2006
Portugal Telecom	7.437	2.659	454.188	453.894	-	385.907	871.782	-
PT Comunicações	252.838	627.883	12.007.247	12.279.708	-	-	645.852	594.303
PT Prime	-	-	170.066	182.350	-	-	-	-
PT.Com	-	651	566.052	442.263	-	-	-	-
TMN	959.737	271.207	1.188.532	673.269	-	-	-	-
PT PRO	236	398	3.347.347	4.931.577	-	-	-	-
PT Contact	131.964	-	8.656.907	7.542.716	-	-	-	-
PT SI	-	5.207	5.266.724	3.941.739	-	-	-	-
Sport TV	1.305.417	1.052.206	18.626.826	16.536.151	-	-	-	-
Distodo	-	36	876.240	876.883	-	-	-	-
Octal TV	206.976	4.279	2.232.908	1.093.339	-	-	-	-
Lisboa TV	-	-	9.784.181	8.983.417	-	-	-	-
Other companies	105.953	14.236	524.582	380.693	-	-	8.486	4.187
	2.970.558	1.978.762	63.701.800	58.317.999	-	385.907	1.526.119	598.490

	Accounts receivable		Accounts payable (Note 31)		Loans obtained (Note 30)		Loans granted (Note 26)	
Balances	30 Jun 2007	31 Dec 2006	30 Jun 2007	31 Dec 2006	30 Jun 2007	31 Dec 2006	30 Jun 2007	31 Dec 2006
Portugal Telecom	159.162	245.644	2.707.890	1.821.567	79.254.553	34.144.380	-	-
PT Comunicações (ii)	1.612.930	2.187.937	32.944.029	21.524.228	33.856.776	47.410.882	-	-
PT Prime	295	21.957	1.612.307	1.629.264	-	-	-	-
PT.Com	1.362.103	1.362.491	5.102.991	4.863.787	-	-	-	-
TMN	1.173 669	613.367	927.797	699.442	-	-	-	-
PT PRO	669.929	456.355	2.557.676	8.748.831	-	-	-	-
PT Contact	112.413	189.468	6.722.085	4.954.999	-	-	-	-
PT SI	537.170	471.886	6.571.238	5.922.942	-	-	-	-
Sport TV	2.235.940	3.185.468	8.147.309	8.786.037	-	-	-	-
Octal TV	338.312	421.562	8.776.631	7.466.314	-	-	-	-
Sportinveste (Note 26)	2.500.000	2.500.000	8.101	7.554	-	-	10.000.000	12.500.000
Lisboa TV	2.472	2.472	4.425.954	6.045.831	-	-	-	-
Other companies	373.335	322.074	1.006.855	913.902	-	-	-	-
	11.077.730	11.980.681	81.510.863	73.384.698	113.111.329	81.555.262	10.000.000	12.500.000

(i) The total amount of accounts receivable from related parties was recorded in the following captions:

	30 Jun 2007	31 Dez 2006
Accounts receivable-trade (Note 20)	4,069,768	7,341,414
Accounts receivable-other (Note 21)	7,007,962	4,639,267
	11,077,730	11,980,681

(ii) Loans obtained from PT Comunicações are related to two contracts entered into by TV Cabo and PT Comunicações at the end of 2005 for the exclusive right to use network capacity for the distribution of cable and Ethernet services, for the period of 2006-2008.

The terms and conditions in agreements entered into between the PTM Group and related parties are substantially the same as those that would be reflected in agreements between independent entities in similar transactions.

In the first half of 2007 and 2006, the remuneration paid to the members of the corporate bodies of PT Mutlimedia was as follows:

	2007		2006	
	Fixed	Variable	Fixed	Variable
Executive Committee (i)	377,891	435,000	316,888	310,000
Non-executive board members (ii)	88,616	-	18,350	-
Supervisory Board	6,250	-	17,500	-
General Meeting of Shareholdres (iii)	-	-	3,772	-
	472,757	435,000	356,510	310,000

(i) Variable remuneration consists of performance bonuses granted to the executive board members in the first half of 2007 and 2006 relating to their performance in 2006 and 2005, respectively.

(ii) In the first half of 2007, this caption includes Euro 51,916 related to the year 2006.

(iii) Remuneration to the Board of the General Meeting of Shareholders amounting to Euro 2,159 was only paid in July 2007.

The amounts disclosed in this note do not include remuneration relative to executive and non-executive board members of PT Multimedia who perform similar functions in other companies of the Portugal Telecom Group, as their remuneration is entirely undertaken by such companies.

In the first half of 2007 and 2006, fixed remuneration of key employees of the PT Multimedia management amounted to Euro 191,551 and Euro 193,367, respectively, and variable remuneration amounted to Euro 140,000 and Euro 141,000, respectively.

Sport TV was consolidated using the proportional method for purposes of presentation of the financial statements. The detail of assets and liabilities of Sport TV that were proportionally consolidated (50%) as at 30 June 2007 and 31 December 2006 was as follows:

	30 Jun 2007	31 Dec 2006
Current assets	32,859,248	48,931,781
Tangible assets	6,493,081	6,681,233
Deferred taxes	2,611,331	2,611,331
Other non-current assets	2,215,530	9,770,075
Total assets	**44,179,190**	**67,994,420**
Current liabilities	24,322,645	41,978,242
Medium and long-term debt	10,500,000	17,500,000
Other non-current liabilities	42,264	56,453
Total liabilities	**34,864,909**	**59,534,695**

40. Litigation

40.1 Legal action TMDP

In February 2004, Article 106 of Law 5/2004 (Electronic Communications Law) established, under Article 13 of the Authorization Directive (Directive 2002/20/CE), the Taxa Municipal de Direitos de Passagem ("TMDP", or Municipal Fee for Rights of Way) as counterpart to the "laws and taxes relative to the implantation, passage and crossing over by systems, equipment and any other resources of companies who offer electronic communications services to the public of fixed location in the public and private municipal domain". The basis for the TMDP assessment is "each invoice issued by the companies that offer networks and electronic communications services accessible to the public in a fixed location, for each of the final clients of the corresponding municipality", with the TMDP being assessed based on a maximum percentage of 0.25% of the value of these invoices. Certain municipalities in Portugal, in addition to the approval of the TMDP, have maintained charges called Occupation Taxes in addition to the TMDP with others opting for maintaining the latter taxes rather than the approved TMDP. PT Multimedia, based on legal opinions on this issue, believes that TMDP is the only tax that can be charged as compensation for the rights referred to above, namely the right to installation. Therefore, PT Multimedia believes that Occupation Taxes relating to a public thoroughfare charged by municipalities are illegal. It should be noted out that there has already been an appeal decision involving one municipality, that subscribed to PT Multimedia's understanding that it is not possible to overlap TMDP and Occupation Taxes of public thoroughfares.

40.2. Regulatory proceedings

PT Multimedia and TV Cabo were accused in September 2005 by the Autoridade da Concorrência (the Portuguese competition authority) of an allegedly forbidden practice under Article 4 of Law 18/2003 (Portuguese Competition Law) following the celebration, on 27 March 2000, of a "Partnership Agreement" between PTM, TV Cabo and SIC - Sociedade Independente de Comunicação, S.A. (SIC), under the framework of the acquisition by SIC of a controlling position at Lisboa TV, which was submitted to prior notification to the Autoridade da Concorrência. In its decision, the Autoridade da Concorrência found that the following clauses were anti-

competitive: (i) a clause under which SIC was granted a first option right to supply thematic television programming services not yet supplied by or in negotiation with other entities and (ii) clause under which PT Multimedia was granted an exclusive right to sell, in Portugal, the channels produced by SIC within the scope of the agreement. In response to this accusation, PT Multimedia and TV Cabo contested the allegations by the Autoridade da Concorrência. In August 2006, the Autoridade da Concorrência imposed a fine of 2.5 million euros on PT Multimedia. PT Multimedia and TV Cabo appealed to the Commerce Court of Lisbon on 8 September 2006, which had the effect of suspending the decision of the Autoridade da Concorrência. On 14 August 2007, PT Multimedia was notified of the Commerce Court's decision on the appeal. According to the decision, the Commerce Court limited the decision of the Autoridade da Concorrência regarding the first option clause of the Partnership Agreement, declaring the entire proceeding null and void and stating that the Autoridade da Concorrência should initiate a new proceeding solely in respect of the exclusivity clause. Although the possibility of the application of penalties cannot be excluded in those cases and in other cases, PT Multimedia believes that, based on the information provided by its counsel, these claims should not have a material impact on its consolidated financial statements as at 30 June 2007.

41. Financial Risks

PT Multimedia is primarily exposed to (i) market risks associated to changes in foreign currency exchange rates, (ii) credit risks and (iii) liquidity and interest rate risks. The main objective of PT Multimedia's financial risk management is to reduce these risks to a lower level.

41.1. Foreign currency exchange rate risk

Foreign currency exchange rate risks are mainly related to foreign currency exposure in payments to certain content producers for the Pay TV and Audiovisuals businesses. The commercial transactions between PT Multimedia Group and these content producers are mainly denominated in US Dollars.

Considering the outstanding balance resulting from transactions denominated in foreign currencies, PT Multimedia mainly contracts short-term currency forwards to cover the related exchange rate risks. However, PT Multimedia has not contracted any major currency derivative financial instrument, as the balances due and the related risks have a low risk impact in the Company's financial statements.

41.2. Credit risks

Credit risks are related to the risk that a third party fails on its contractual obligations resulting in a financial loss for the Group. The Group is primarily subject to credit risks in its operating activities.

Credit risks related to operations are primarily related to outstanding receivables from services rendered to our customers (Notes 20 and 21). These risks are monitored on a business to business basis, and PT Multimedia's management of these risks aims to (a) limit the credit granted to customers, considering the profile and the aging of receivables of each customer, (b) monitor the evolution of the level of credit granted, and (c) evaluate any potential impairment to its receivables on a regular basis.

The Group does not have any significant credit risk exposure to any single customer, since trade receivables consist of a large number of customers, spread across several businesses and geographical areas. The Group obtains credit guarantee insurance whenever the financial condition of a customers requires it.

Adjustments for doubtful accounts receivable are computed taking into consideration primarily (a) the risk profile of the customer, (b) the aging of the receivables, which differs from business to business, and (c) the financial condition of the customers. The movement of adjustments for doubtful accounts receivable for the six-months period ended 30 June 2007 and 2006 is disclosed in Note 34. As at 30 June 2007, the Company believes that there is no further credit provision required in excess of the adjustments for doubtful accounts receivable included in Note 34.

41.3. Interest rate and liquidity risks

Interest rate risks impact our financial expenses on floating interest rate debt.

Liquidity risk may occur if the sources of funding, such as operating cash inflows, divestments, credit lines and cash flows obtained from financing operations, do not match with our financing needs, such as operating and financing outflows, investments, shareholder remuneration and debt repayments.

As at 30 June 2007, PT Multimedia had loans in the amount of Euro 276,714,355, divided between short-term and long-term debt (Note 30) mainly due to Portugal Telecom Group companies and financial leases relating to contracts for the acquisition of capacity on transponders/satellites (Note 30).

As at 30 June 2007, PT Multimedia believes that there are no relevant interest or liquidity risks associated with the current level of debt, considering the low level of net debt and the characteristics of its debt, as it is mainly related with short term loans obtained from Portugal Telecom and to financial leases (Telecom contracts and Transponders).

42. Recent accounting pronouncements

The Standards and Interpretations recently issued by the International Accounting Standards Board ("IASB") and the International Financial Reporting Interpretations Committee ("IFRIC") that may be relevant to the Group but are not yet effective, are as follows:

Presentation of financial statements

On 6 September 2007, the IASB issued a revised IAS 1 "Presentation of financial statements", whose main change from the previous version is to require that an entity must present all non-owner changes in equity (that is "comprehensive income") either in one statement of comprehensive income or in two statements (a separate income statement and a statement of comprehensive income). Comprehensive income for a period includes profit and loss plus other comprehensive income recognised in that period, whose components include primarily actuarial gains and losses, currency translation adjustments, gains and losses on remeasuring available-for-sale financial assets and the effective portion of gains and losses on hedging instruments in a cash flow hedge. Revised IAS 1 also changes the titles of financial statements (a) from "balance sheet" to "statement of financial position", (b) from "income statement" to "statement of comprehensive income" and (c) from cash flow statement" to "statement of cash flows". The revised version of this standard is effective for annual periods beginning on or after 1 January 2009.

Customer loyalty programmes

On 28 June 2007, the IFRIC issued IFRIC 13 "Customer loyalty programmes", which addresses accounting for loyalty award credits granted by entities to their customers who buy goods or services. In accordance with this interpretation, an entity shall allocate some of the proceeds of the initial sale to the award credits as a liability, representing its obligation to provide those awards. The amount of proceeds allocated to the award credits is measured by reference to their fair value, that is, the amount for which the award credits could have been sold separately. The entity shall recognise the deferred portion of the proceeds as revenue only when it has fulfilled its obligations. IFRIC 13 is effective for annual periods beginning on or after 1 July 2008, although earlier application is permitted.

Borrowing costs

On 29 March 2007, the IASB issued a revised IAS 23 "Borrowing costs", whose main change from the previous version is the removal of the option of immediately recognising as an expense borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale. An entity is, therefore, required to capitalise borrowing costs as part of the cost of such assets. The revised version of this standard is applicable only for assets for which the commencement date for capitalisation is on or after 1 January 2009, although earlier application is permitted.

43. Subsequent events

In July 2007, PT Multimedia signed an agreement with the Portuguese State and the three main TV channels in Portugal for the establishment of an Audiovisuals Fund. PT Multimedia has subscribed and amount of Euro 25 million in the Audiovisuals Fund to be paid in equal instalments until 2013. The purpose of this fund is to promote Portuguese audiovisual productions.

PT Multimedia announced in August 2007 the signing of an agreement with Parfitel – SGPS S.A. regarding the acquisitions of (1) 100% of Bragatel - Companhia de Televisão por Cabo de Braga, S.A., (2) 92,06% of Pluricanal Leiria - Televisão por Cabo, S.A. and (3) 98,75% of Pluricanal Santarém - Televisão por Cabo, S.A. The amount of the acquisition is indexed to the last 12 months' EBITDA of the acquired companies at the acquisition date. The counterparts agreed upon a 12x EBITDA multiple. The companies had a total of 134 thousand clients in June 2007, revenue of Euro 6 million and EBITDA of Euro 2.8 million for the first half of 2007.

Exhibit I

I.1. Subsidiary companies

I.2. Associated companies

I.3. Joint venture companies

I.4. Other companies

EXHIBIT I – Details of subsidiary, associated and equity method companies

1.1. Subsidiary companies included in the consolidation

Company	Head Office	Activity	Percentage of Ownership		
			Direct 30.06.2007	Effective 30.06.2007	Effective 31.12.2006
PT Multimedia (parent company)	Lisbon	Management of investments in the multimedia business			
PT Televisão por Cabo, SGPS, SA ("PT TV Cabo")	Lisbon	Management of investment in television by cable market.	PT Multimedia (100%)	100.00%	100.00%
TV Cabo Portugal	Lisbon	Distribution of television by cable and satellite, conception, realization, production and broadcasting of television and programs, operation of telecommunications services.	PT Televisão Por Cabo (100%)	100.00%	100.00%
PT Conteúdos - Actividades de Televisão e Produção de Conteúdos, SA ("PT Conteúdos")	Lisbon	Production and sale of television programs and advertising management.	PT Televisão Por Cabo (100%)	100.00%	100.00%
Cabo TV Açoreana, S.A. ("Cabo TV Açoreana")	Ponta Delgada	Distribution of television signals by cable and satellite in the Azores area.	TV Cabo Portugal (83,82%)	83.82%	83.82%
Cabo TV Madeirense, S.A. ("Cabo TV Madeirense")	Funchal	Distribution of television signals by cable and satellite in the Madeira area.	TV Cabo Portugal (71,74%)	71.74%	71.74%
Lusomundo Audiovisuais	Lisbon	Import, distribution, commercialization and production of audiovisual products	PT Multimedia (100%)	100.00%	100.00%
Lusomundo Cinemas	Lisbon	Cinematic exhibition.	PT Multimedia (100%)	100.00%	100.00%
Lusomundo Moçambique, Lda. ("Lusomundo Moçambique")	Maputo	Cinematic exhibition.	Lusomundo Cinemas (100%)	100.00%	100.00%
Lusomundo España, SL ("Lusomundo España")	Madrid	Management of investments relating to activities in Spain in the audiovisuals business.	PT Multimedia (100%)	100.00%	100.00%
Grafilme - Sociedade Impressora de Legendas, Lda. ("Grafilme")	Lisbon	Providing services on audiovisual subtitling.	Lusomundo Audiovisuais (55,56%)	55.56%	55.56%
Lusomundo Editores, Lda. ("Lusomundo Editores")	Lisbon	Movies distribution.	PT Multimedia (100%)	100.00%	100.00%
Lusomundo - Sociedade de Investimentos Imobiliários SGPS, SA ("Lusomundo SII")	Lisbon	Management of Real Estate.	PT Multimedia(99,87%)	99.87%	99.87%
Empracine - Empresa Promotora de Actividades Cinematográficas, Lda. ("Empracine")	Lisbon	Developing activities on movies exhibition.	Lusomundo SII (100%)	99.87%	99.87%
Lusomundo Imobiliária 2, S.A ("Lusomundo Imobiliária 2")	Lisbon	Management of Real Estate.	Lusomundo SII (99,80%)	99.68%	99.68%

I.2. Associated companies

Company	Head Office	Activity	Percentage of Ownership		
			Direct 30.06.2007	Effective 30.06.2007	Effective 31.12.2006
Empresa de Recreios Artísticos, Lda. (Empresa de Recreios Artísticos") (a)	Lisbon	Cinematic exhibition	PT Multimedia (4,03%) Lusomundo SII (87,90%)	91.82%	91.82%
Distodo - Distribuição e Logística, Lda. ("Distodo")	Lisbon	Stocking, sale and distribution of audiovisual material	Lusomundo Serviços (50,00%)	50.00%	50.00%
Canal 20 TV, S.A.	Madrid	Distribution of televised products	PT Multimédia (50,00%)	50.00%	50.00%
Lisboa TV – Informação e Multimédia, S.A. ("Lisboa TV")	Lisbon	Television operations, notably production and commercialization of programs and publicity.	PT Conteúdos (40,00%)	40.00%	40.00%
Octal TV, S.A. ("Octal TV")	Lisbon	evelopment, commercialization, training and consultancy in systems for interactive and broad band television.	PT Multimédia (20%)	20.00%	20.00%
SPICE – Sociedade de Gestão de Portais de Internet e Consultoria a Empresas, S.A. ("Prime Link")	Lisbon	Developing activities providing global products and services for internet support.	PT Multimédia (11,11%)	11.11%	11.11%

(a) This company was excluded from full consolidation with the intention of PT Multimedia proceeding with its liquidation, as it is not active. Nonetheless, the financial participation was recorded using the equity method. If the company had been fully consolidated, its impact on the consolidated financial statements would not have been significant.

I.3. Joint venture companies

Company	Head Office	Activity	Percentage of Ownership		
			Direct 30.06.2007	Effective 30.06.2007	Effective 31.12.2006
Sport TV Portugal	Lisbon	Conception, production, realization and commercialization of sports programs for telebroadcasting, purchase and resale of the rights to broadcast sports programs for television and provision of publicity services	PT Conteúdos (50,00%)	50.00%	50.00%

I.4. Other companies

Company	Head Office	Activity	Percentage of Ownership		
			Direct 30.06.2007	Effective 30.06.2007	Effective 31.12.2006
PT Multimédia - Serviços de Apoio à Gestão, S.A. (b)	Lisbon	Provision of support services to companies or groups of companies	PT Multimedia (100%)	100.00%	100.00%
Empresa Cine Mourense, Lda. (a)	Moura	Cinematic exhibition	PT Multimedia(0%)	0.00%	98.46%
Socofi - Sociedade Comercial de Armazenamento e Expedição de Filmes, Lda. (a)	Lisbon	Distribution, exhibition, import and management of cinematography products and organization and management of spectacles	PT Multimedia (45,00%)	45.00%	45.00%
Turismo da Samba (Tusal), SARL (a) (b)	Luanda	n.a.	PT Multimedia (30,00%)	30.00%	30.00%
Filmes Mundafrica, SARL (a)	Luanda	Cinematic exhibition	PT Multimedia (23,91%)	23.91%	23.91%
Gesgráfica - Projectos Gráficos, Lda.	Porto	Graphic production	Empresa Recreios Artísticos (20,00%)	18.36%	18.36%
Companhia de Pesca e Comércio de Angola (Cosal), SARL (a)	Luanda	n.a.	PT Multimedia (15,78%)	15.78%	15.78%
Caravela – Telecomunicações e Telemática, S.A.	Lisbon	Telecommunication services	PT Multimedia (5,00%)	5.00%	5.00%
Apor - Agência para a Modernização do Porto	Porto	Development of modernizing projects in Oporto	PT Multimedia (3,30%)	2.04%	2.04%
Cypress Entertainment Group, Inc ("Cypress") (Note 26) (c)	Delaware	Movie production	-	-	2.02%
Spyglass Entertainment Group, LLC (Note 26) (c)	Burbank	Movie production	-	-	2.00%
Lusitânia Vida - Companhia de Seguros, S.A ("Lusitânia Seguros")	Lisbon	Insurance services	PT Multimedia (0,06%)	0.06%	0.06%
Lusitânia - Companhia de Seguros, S.A ("Lusitânia Vida")	Lisbon	Insurance services	PT Multimedia (0,04%)	0.04%	0.04%

(a) The investment in these companies are fully provisioned.

(b) Companies without activity.

(c) These companies were disposed of during the first half of 2007 (Notes 13 and 27).

Official Accountant

The Board of Directors

AUDITOR'S REPORT

Deloitte.

Deloitte & Associados, SROC S.A.
Inscrição na OROC nº 43
Registo na CMVM nº 231

Edifício Atrium Saldanha
Praça Duque de Saldanha, 1 - 6º
1050-094 Lisboa
Portugal

AUDITORS' REPORT PREPARED BY REGISTERED AUDITOR AT CMVM ON THE CONSOLIDATED FINANCIAL INFORMATION FOR THE PERIOD ENDED 30 JUNE 2007

(Translation of a report originally issued in Portuguese)

Introduction

1. In accordance with the Portuguese Securities Market Code provisions, we hereby present our Auditors' Report on the consolidated financial information included in the Board of Directors' Report and the consolidated financial statements of PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A. ("the Company") and its subsidiaries for the six month period ended 30 June 2007, which comprise the consolidated balance sheet that presents a total of 929,270,766 Euros and shareholders' equity of 379,605,575 Euros, including a net profit attributable to shareholders of the Company of 40,429,094 Euros, the consolidated statements of profit and loss by nature, of cash flows and changes in shareholders' equity for the six month period then ended and the corresponding notes.

Responsibilities

2. The Company's Board of Directors is responsible for: (i) the preparation of consolidated financial statements that present a true and fair view of the financial position of the companies included in the consolidation, the consolidated results of their operations, the consolidated cash flows and the consolidated statement of changes in shareholders' equity; (ii) the preparation of historical financial information in accordance with International Financial Reporting Standards as adopted in the European Union, which is complete, true, timely, clear, objective and licit, as required by the Portuguese Securities Market Code; (iii) the adoption of adequate accounting policies and criteria and the maintenance of appropriate system of internal control; and (iv) the disclosure of any significant facts that have influenced the operations of the companies included in the consolidation, their financial position, results of operations and cash flows.

3. Our responsibility is to audit the financial information contained in the accounting documents referred to above, including verifying that, in all material respects, the information is complete, true, timely, clear, objective and licit, as required by the Portuguese Securities Market Code, and to issue a professional and independent report based on our work.

Deloitte & Associados, SROC S.A.
Inscrição na OROC nº 43
Registo na CMVM nº 231

Scope

4. Our audit was performed in accordance with the Auditing Standards ("*Normas Técnicas e as Directrizes de Revisão/Auditoria*") issued by the Portuguese Institute of Statutory Auditors ("*Ordem dos Revisores Oficiais de Contas*"), which require the audit to be planned and performed with the objective of obtaining reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes verifying, on a sample basis, evidence supporting the amounts and disclosures in the consolidated financial statements and assessing the significant estimates, based on judgments and criteria defined by the Board of Directors, used in their preparation. An audit also includes verifying the consolidation procedures and that the financial statements of the companies included in the consolidation have been appropriately audited, assessing the adequacy of the accounting policies used, their uniform application and their disclosure, taking into consideration the circumstances, verifying the applicability of the going concern concept, verifying the adequacy of the overall presentation of the consolidated financial statements and assessing if, in all material respects, the consolidated financial information is complete, true, timely, clear, objective and licit. An audit also includes verifying that the consolidated financial information included in the consolidated Board of Directors' Report is consistent with the consolidated financial statements. We believe that our audit provides a reasonable basis for expressing our opinion.

Opinion

5. In our opinion, the consolidated financial statements referred to in paragraph 1 above, present fairly, in all material respects, the consolidated financial position of PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A. and its subsidiaries as of 30 June 2007 and the consolidated results of its operations, its consolidated cash flows and changes in shareholders' equity for the six month period then ended, in conformity with International Financial Reporting Standards as adopted in the European Union and the financial information contained therein is, in terms of the definitions included in the auditing standards referred to in paragraph 4 above, complete, true, timely, clear, objective and licit.

Lisbon, 22 September 2007

DELOITTE & ASSOCIADOS, SROC S.A.
Represented by Manuel Maria Reis Boto

Brief Description of Report and Unconsolidated Financial Statements for the First Half of 2007

The unconsolidated report and financial statements of PTM for the first half of 2007 include:

1. a reconciliation of net income and shareholders' equity under Portuguese generally accepted accounting principles (€38,935,566 and €361,298,167, respectively) to net income and shareholders' equity under International Financial Reporting Standards (IFRS) (€40,429,094 and €371,270,349, respectively).

2. certain legal notices, including a notice that the Company undertook (i) a reduction in share capital on May 22, 2007 in the amount of €27,818,714.52, with its share capital becoming €3,090,968.28 and the par value of each share decreasing to €0.01 per share, which process was completed with the Portuguese Securities Commission on May 29, 2007.

3. information on the shareholdings of members of board of directors as of June 30, 2007;

4. information on the significant shareholders of the Company, including Portugal Telecom (58.43%), Caixa Geral de Depósitos, S.A. (11.26%) (having acquired an additional 30,575,090 shares from Barclays Bank Plc), Banco Espírito Santo, S.A. and affiliates (6.13%), Banco Português de Investimento, S.A. and affiliates (5.16%), Joaquim Francisco Alves Ferreira de Oliveira (3.77%) (both directly and indirectly through the control of GRIPCOM, SGPS, SA (formerly Colaney Investments Limited) and Controlinveste Comunicações (II), SGPS, SA), Cinvest, SGPS, S.A. (2.76%) and Cofina – SGPS, S.A. (2.23%).

5. information about the Company's outstanding equity swaps for the Company's own shares (settlement of swaps for 925,000 shares during the period, with a value of €9,001,900).

6. the unconsolidated financial statements of the Company, including balance sheets as of June 30, 2007 and December 31, 2006 and income statements and cash flow statements as of and for the six months ended June 30, 2006 and 2007 and related notes (collectively, the "Unconsolidated Financial Statements"). The Unconsolidated Financial Statements show, among other things, (1) unconsolidated total assets after amortizations and adjustments (*activo liquido*) of €577,976,070 as of June 30, 2007, compared to €620,998,996 as of December 31, 2006, (2) unconsolidated shareholders' equity of €361,298,166 as of June 30, 2007, compared to €415,173,973 as of December 31, 2006, (3) unconsolidated net income of €38,935,565 for the six months ended June 30, 2007, compared to €41,907,598 for the six months ended June 30, 2006, (4) unconsolidated cash

flows from operating activities of €45,696,449 for the six months ended June 30, 2007, compared to €(8,901,300) for the six months ended June 30, 2006, (5) unconsolidated cash flows from investment activities of €5,974,295 for the six months ended June 30, 2007, compared to €69,346,336 for the six months ended June 30, 2006 and (6) unconsolidated cash flows used in financing activities of €(51,720,283) for the six months ended June 30, 2007, compared to €(93,260,822) for the six months ended June 30, 2006.

7. the report of the Company's external auditor (registered with the Portuguese Securities Commission) issued on September 22, 2007.

ANNEX A

Date	Material Provided in 2005	Exhibit
26-Jan-05	Press release as to the potential sale of Lusomundo Media	A-1
4-Feb-05	Press release as to the engagement of an investment bank for the potential sale of Lusomundo Media	A-2
10-Feb-05	Brief description of the call notice for the General Meeting of Shareholders and of the proposals referred to in Items 1 to 10 of the agenda	A-3
15-Feb-05	Press release as to the bids received for the potential sale of Lusomundo Media	A-4
18-Feb-05	Brief description of a notice published in the Portuguese government newspaper *Diário da República*	A-5
28-Feb-05	Press release entitled "PT Multimedia announces the sale of Lusomundo Serviços"	*
3-Mar-05	Press release entitled "PT Multimedia announces 2004 audited year end results and an increase in the proposed cash dividend for 2004"	A-6
17-Mar-05	Press release entitled "PT Multimedia announces that Portugal Telecom will opt for the financial settlement of warrants"	*
18-Mar-05	Brief description of the notes published on the Portuguese newspaper *Diário da República*	A-7
23-Mar-05	Press release entitled "PT Multimedia announces that Totta Ireland PLC will opt for the financial settlement of warrants"	*
30-Mar-05	Press release entitled "PT Multimedia announces the suspension of the General Meeting"	*
28-Apr-05	Press release entitled "Notice to the shareholders of PT-Multimédia – Serviços de Telecomunicações e Multimédia SGPS, S.A. regarding the allocation of warrants for PT Multimedia Shares"	A-8
28-Apr-05	Press release entitled "PT Multimedia Annual General Shareholders' Meeting approves share buyback programme and the distribution of a dividend of 0.5 Euro per share"	A-9
29-Apr-05	Press release entitled "General Meeting resolutions of April 28, 2005 in respect of Purchase of Treasury Shares - Share Buy Back Programme with Share Capital Reduction"	A-10

Date	Material Provided in 2005	Exhibit
3-May-05	First quarter 2005 earnings release	*
5-May-05	Brief description of the consolidated and unconsolidated annual report and financial statements for 2004	A-11
6-May-05	Listing prospectus in connection with the issuance of put warrants	*
9-May-05	Press release as to the Company's share price on Eurolist	A-12
10-May-05	Press release as to the Company's share price on Eurolist	A-13
11-May-05	Press release as to the Company's share price on Eurolist	A-14
12-May-05	Press release as to the Company's share price on Eurolist	A-15
13-May-05	Press release as to the Company's share price on Eurolist	A-16
13-May-05	Press release entitled "Dividend payment for 2004"	*
16-May-05	Press release as to the Company's share price on Eurolist	A-17
17-May-05	Press release as to the Company's share price on Eurolist	A-18
18-May-05	Press release as to the Company's share price on Eurolist	A-19
19-May-05	Press release as to the Company's share price on Eurolist	A-20
20-May-05	Press release as to the Company's share price on Eurolist	A-21
23-May-05	Press release entitled "Covered warrants over shares representing the share capital of PT Multimedia – Serviços de Telecomunicações e Multimédia, SGPS, S.A."	*
24-May-05	Press release entitled "Outcome of the exercise of the covered warrants over PT Multimedia shares representing the share capital of PT Multimedia – Serviços de Telecomunicações e Multimédia, SGPS, S.A."	*
27-May-05	English-language summary of notice of qualified shareholding	A-22
30-May-05	Brief description of the first quarter 2005 financial information disclosed per the Portuguese Securities Commission rules	A-23
2-Jun-05	Brief description of the corporate governance report for 2004	A-24
6-Jun-05	Press release entitled "Share capital reduction from Euro 78,448,464 to Euro 77,274,207 as a result of the execution of the share buyback and stock split in PT Multimedia – Serviços de Telecomunicações e Multimédia, SGPS, S.A."	*
29-Jun-05	Brief description of a notice published in the Portuguese government newspaper *Diário da República*	A-25
30-Jun-05	Public notice as to the resignation of Joaquim Francisco Alves Ferreira de Oliveira	A-26
7-Jul-05	English-language summary of notice of qualified shareholding	A-27
13-Jul-05	English-language summary of notice of qualified shareholding	A-28

Date	Material Provided in 2005	Exhibit
21-Jul-05	Press release entitled "PT Multimedia announces the project of decision of non-opposition by the Competition Authority to the Sale of Lusomundo Serviços"	A-29
10-Aug-05	Press release entitled "PT Multimedia announces the decision of non-opposition by the Competition Authority to the sale of Lusomundo Serviços"	A-30
25-Aug-05	Press release entitled "PT Multimedia announces the execution of Lusomundo Serviços sale"	A-31
13-Sep-05	Brief description of a noice published in the Portuguese government newspaper *Diário da República*	A-32
15-Sep-05	Second quarter 2005 earnings release	*
21-Sep-05	Brief description of a notice published in the Portuguese government newspaper *Diário da República*	A-33
29-Sep-05	English-language summary of notice of qualified shareholding	A-34
30-Sep-05	Brief description of the consolidated and unconsolidated report and financial statements of the Company for the six months ended June 30, 2005	A-35
2-Nov-05	Press release entitled "PT Multimedia announces 2005 first nine months results and cash dividend proposal relative to 2005"	A-36
18-Nov-05	English-language summary of notice of qualified shareholding	*
18-Nov-05	English-language summary of notice of qualified shareholding	*
29-Nov-05	Brief description of the third quarter 2005 financial information disclosed per the Portuguese Securities Commission rules	A-37
30-Nov-05	English-language summary of notice of qualified shareholding	A-38

* English-language version, translation, summary or description previously submitted to the Commission by the Company.

EXHIBIT A-1

Press release as to the potential sale of Lusomundo Media

See attachment.

RECEIVED
2007 APR 13 P 12:07

Multimedia

PT- Multimédia - Serviços de Telecomunicações e Multimédia, SGPS, S.A.
Public Company
Head Office: Av. 5 de Outubro, n.° 208, Lisboa
Share Capital: Euros 78,448,464
Registered with Commercial Registry of Lisbon under number 8357
Corporation number 504 453 513

Public Notice of Material Fact

Lisbon, January 26th 2005 - PT-Multimédia - Serviços de Telecomunicações e Multimédia, SGPS, S.A. informs that, due to the interest that the assets of Lusomundo Media have raised in various entities, it has decided to provide, at their request, some additional information on these assets.

Any expressions of interest in the aforementioned acquisition shall be analysed shortly in the context of the strategic reflection by PT-Multimedia on its media assets, although no decision has yet been taken by the corporate bodies of the Portugal Telecom Group, nor any meeting is scheduled for this purpose, namely on the possibility of selling all or part of the assets in question.

In strict compliance with the legislation in force, PT-Multimedia will immediately inform the public of any important developments related to this matter.

This information is also available on the Investor Relations page of the PT Multimedia site at: http://www.pt-multimedia.pt

Contacts: Lídia Falcão, Investor Relations Director
lidia.m.falcao@pt-multimedia.pt

PT Multimedia
Tel.: (+351) 21 782 4725
Fax: (+351) 21 782 4735

This relevant fact contains objectives concerning future events. These objectives do not constitute facts occurred in the past, reflecting only aspirations of the company's executive board. The terms "anticipates", "believes", "estimates", "expects", "envisages", "intends", "plans", and other similar terms, aim to identify these objectives, which obviously involve risks or uncertainties, provided for or not by the company. The future results of the company's activities can therefore differ from the current aspirations. The objectives contained in this document reflect opinion only on the date on which they are defined and the company is not required to update them in the light of new information or future developments.

PT Multimedia is listed on Euronext Lisbon. Information is available on the company at Reuters through code PTMN.IN and at Bloomberg through code PTM PL.

<u>EXHIBIT A-2</u>

Press release as to the engagement of an investment bank for the potential sale of Lusomundo Media

See attachment.

PT Multimedia

PT- Multimédia - Serviços de Telecomunicações e Multimédia, SGPS, S.A.
Public Company
Head Office: Av. 5 de Outubro, n.º 208, Lisboa
Share Capital: Euros 78,448,464
Registered with Commercial Registry of Lisbon under number 8357
Corporation number 504 453 513

Public Notice of Material Fact

Lisbon, February 4th 2005 - PT-Multimédia - Serviços de Telecomunicações e Multimédia, SGPS, S.A. (PT-Multimédia) informs that, following the recurrent expression of possible interest in the acquisition of its Media assets made by various entities, it has been approached by a number of financial institutions that have offered to analyse strategic alternatives for these assets, which include, among other options, maintaining the stake held, its sale or merger within a Media group.

Within this framework, and in order to contribute to any internal debate on the Media assets within PT-Multimédia, if and when that might occur, PT-Multimédia has mandated Banco Espírito Santo de Investmento, S.A. ("BES Investiment"), on 30 September 2004, following a proposal submitted by that bank, for a financial consultancy services to PT-Multimédia on the structuring, negotiation and set-up of a possible operation aimed at the reorganisation and restructuring of the Media assets of PT-Multimédia.

Taking into account the intensification of expression of interest, and by the initiative of BES Investiment in the context of the provision of the above consultancy, PT-Multimédia agreed to provide additional information on its media assets, as stated in the relevant fact issued by PT-Multimédia on 26 January 2005, through a prior assumption of the corresponding confidentiality commitment.

Until the present date, five entities have had access to additional information on the Media assets of PT-Multimédia available in the data room, and the possibility of more entities doing so is not excluded. It should be noted, however, that no binding bid has been presented yet concerning the acquisition of all or part of these assets.

As mentioned in the press release of 26 January 2005, for the moment no decision has been taken on the intention to sell the Media assets of PT-Multimédia, nor is any meeting of its corporate bodies scheduled to analyse this subject.

In strict compliance with the legislation in force, PT-Multimédia

will immediately inform the public of any relevant developments related to this matter.

This information is also available on the Investor Relations page of the PT Multimedia site at: http://www.pt-multimedia.pt

Contacts: Lídia Falcão, Investor Relations Director
lidia.m.falcao@pt-multimedia.pt

PT Multimedia
Tel.: (+351) 21 782 4725
Fax: (+351) 21 782 4735

This relevant fact contains objectives concerning future events. These objectives do not constitute facts occurred in the past, reflecting only aspirations of the company's executive board. The terms "anticipates", "believes", "estimates", "expects", "envisages", "intends", "plans", and other similar terms, aim to identify these objectives, which obviously involve risks or uncertainties, provided for or not by the company. The future results of the company's activities can therefore differ from the current aspirations. The objectives contained in this document reflect opinion only on the date on which they are defined and the company is not required to update them in the light of new information or future developments.

PT Multimedia is listed on Euronext Lisbon. Information is available on the company at Reuters through code PTMN.IN and at Bloomberg through code PTM PL.

EXHIBIT A-3

Brief description of the call notice for the General Meeting of Shareholders and of the proposals referred to in Items 1 to 10 of the agenda

On February 10, 2005, the Company called a General Meeting of Shareholders to be held on March 30, 2005, in order to resolve on:

1, 2. The management report, balance sheet and accounts for the year 2004:
- consolidated and unconsolidated annual report and financial statements for 2004 have been made available to the shareholders

3. The proposal for application of profits (net income for 2004 was €110,083,898.41), as follows:
- €5,504,195.00, or 5% of net income, allocated to the legal reserve
- €78,448,646.00, or €0.50 per share, distributed as dividends
- €26,131,239.41 transferred to the "retained profits" account

4. The general appraisal of the Company's management and supervision, pursuant to applicable law:
- proposal to approve the granting of a vote of confidence to the members of the Board of Directors and the sole auditor (*fiscal único*)

5. The election of the Chairman of the General Meeting of Shareholders:
- proposal to elect Miguel Galvão Teles as Chairman of the General Meeting of Shareholders

6. The ratification of the engagement of administrator (member of Board of Directors):
- proposal to ratify the engagement of António Domingues

7. The acquisition and sale by the Company of its own shares:
- proposal of the terms and conditions applicable for the acquisition and sale by the Company of its own shares in view of the share buyback program and the restrictions established by the Portuguese Securities Commission for repurchasing own shares

8. The amendment to the Articles of Association of the Company:
- proposal to amend items 2 and 3 of Article 4, items 2 and 3 of Article 7, Article 8, and items 2, 3, 4 and 11 of Article 12 in view of the proposed share buyback program, stock split and issuance of warrants

9. The share buyback program and a potential share capital reduction, including the proposal to approve:
- the issuance of put warrants to the Company's shareholders
- the capital reduction of up to €7,844,846
- the acquisition of up to 15,689,692 of own shares
- the creation of a special reserve of up to €7,844,846

- the amendment of Article 4 of the Company's bylaws to reflect the capital reduction

10. The acquisition and sale by the Company of its own securities:
    - proposal of the terms and conditions for the acquisition and sale of own securities

EXHIBIT A-4

Press release as to the bids received for the potential sale of Lusomundo Media

See attachment.

PT Multimedia

PT- Multimédia - Serviços de Telecomunicações e Multimédia, SGPS, S.A.
Public Company
Head Office: Av. 5 de Outubro, n.º 208, Lisboa
Share Capital: Euros 78,448,464
Registered with Commercial Registry of Lisbon under number 8357
Corporation number 504 453 513

Public Notice

Lisbon, Portugal, February 15th 2005 - PT Multimédia - Serviços de Telecomunicações e Multimédia, SGPS, S.A. ("PT-Multimédia") informs that Banco Espírito Santo de Investimento, S.A. ("BES Investimento") informed that it had received bids from the entities Controlinveste, Investec, Media Capital, Prisa and Vocento for the acquisition of Lusomundo Serviços, SGPS, S.A., a company of the Portugal Telecom Group that controls its media assets. The bids presented concern the entirety of the assets of Lusomundo Serviços.

The process to provide information to potential interested parties, coordination of the whole process of selection and receipt of bids, was conducted with great professionalism by BES Investiment, in the context of the financial consultancy services for which it has been mandated for the structuring, negotiation and set-up of a possible reorganisation and restructuring of the Media assets of PT-Multimédia.

The aforementioned bids shall be analysed shortly in the context of the strategic reflection within the Portugal Telecom Group about its Media assets.

In strict compliance with its information duties, PT-Multimédia has informed the market and the Portuguese Securities Market Commission (CMVM), and shall continue to do so, on the development of this process, and to date has no knowledge of any administrative warning by this supervision authority.

Contacts:

Luís Pacheco de Melo, Chief Financial Officer
lmelo@pt-multimedia.pt
PT Multimedia
Tel.: + 351 21 782 4745
Fax: + 351 21 782 4747

Lídia Falcão, Investor Relations
lidia.m.falcao@pt-multimedia.pt
PT Multimedia
Tel.: + 351 21 78 24725
Fax: + 351 21 78 24735

PT Multimedia is listed on Euronext Lisbon. Information is available on the company at Reuters through code PTMN.IN and at Bloomberg through code PTM PL.

EXHIBIT A-5

Brief description of a notice published in the Portuguese government newspaper *Diário da República*

On February 18, 2005, the Company published the call notice to its Annual General Shareholders' Meeting. See brief description of the call notice in Exhibit A-3.

On the same date, the Company also published a copy of the filing with the Lisbon Board of Trade relating to:

- the resignation of the administrator Fernando Maria da Costa Duarte Ulrich; and
- the nomination of António Domingues to fill the position of member of the Board of Directors.

<u>EXHIBIT A-6</u>

Press release entitled "PT Multimedia announces 2004 audited year end results and an increase in the proposed cash dividend for 2004"

See attachment.

PT Multimedia

RELEASE

PT Multimedia
Announces 2004 Audited Year End Results and an Increase in the Proposed Cash Dividend for 2004

Lisbon, Portugal, 3 March 2005 – PT Multimedia announced today its full audited results for the year ended 31 December 2004 and an increase in the proposed cash dividend to Euro 0.50 per share.

In 2004, consolidated operating revenues amounted to Euro 729.8 million. EBITDA reached Euro 191.6 million, equivalent to a margin of 26.3%. EBITDA minus Capex reached Euro 111.1 million. Net income for the year amounted to Euro 110.1 million compared to Euro 30.7 million in 2003.

The Pay-TV and Broadband Internet business continued to show high levels of growth and operational profitability. Pay-TV and Broadband Internet revenues grew by 14.5% in 2004 to Euro 495.6 million with an EBITDA margin of 36.9% for the year, and 39.6% in the fourth quarter.

Given the results obtained in 2004, the PT Multimedia Board of Directors has decided to propose at the Annual General Meeting the payment of a cash dividend, for the year ended 31 December 2004 of Euro 0.50 per share. This divided proposal represents more than a six fold increase over the dividend paid for the year ended 31 December 2003.

PT Multimedia's financial statements have been prepared in accordance with Portuguese GAAP and include certain reclassifications in order to conform more closely to an international presentation format.

Table 1 – Financial Highlights

Euro million	4Q04	4Q03	y.o.y	q.o.q	2004	2003	y.o.y
Operating Revenues	190.8	194.8	(2.1%)	6.6%	729.8	684.3	6.6%
Pay TV and Broadband Internet	131.4	117.2	12.1%	6.0%	495.6	432.8	14.5%
Operating Costs excluding D&A	138.4	151.0	(8.4%)	5.8%	538.2	549.6	(2.1%)
Pay TV and Broadband Internet	79.4	77.5	2.4%	1.8%	312.8	304.5	2.7%
EBITDA (1)	52.4	43.8	19.6%	8.8%	191.6	134.7	42.2%
Pay TV and Broadband Internet	52.0	39.7	31.0%	13.1%	182.8	128.2	42.6%
Operating Income	38.1	28.2	35.2%	16.1%	133.0	71.7	85.5%
Net Income	61.7	21.9	181.5%	245.6%	110.1	30.7	258.4%
Capex	40.6	18.3	121.5%	200.3%	80.5	57.4	40.2%
Capex as % of Revenues	21.3%	9.4%	11.9pp	13.7pp	11.0%	8.4%	2.6pp
EBITDA minus Capex	11.8	25.5	(53.7%)	(66.0%)	111.1	77.2	43.8%
Net Debt	44.4	65.5	(32.2%)	(38.9%)	44.4	65.5	(32.2%)
EBITDA Margin (2) (%)	27.5%	22.5%	5.0pp	0.6pp	26.3%	19.7%	6.6pp
Pay TV and Broadband Internet	39.6%	33.9%	5.7pp	2.5pp	36.9%	29.6%	7.3pp
Net Debt to EBITDA (x)	0.2	0.4	(0.2x)	(0.2x)	0.2	0.5	(0.3x)
EBITDA Cover (x)	37.3	56.1	(18.9x)	6.3x	40.5	27.1	13.4x

(1) EBITDA = Operating Income + Depreciation and Amortisation.
(2) EBITDA Margin = EBITDA / Operating Revenues.

1. FINANCIAL HIGHLIGHTS

- Operating revenues increased by 6.6% y.o.y to Euro 729.8 million in 2004. In the fourth quarter of 2004, operating revenues reached Euro 190.8 million.
- Pay-TV and Broadband Internet operating revenues increased by 14.5% y.o.y to Euro 495.6 million in 2004, representing 67.9% of PT Multimedia's consolidated revenues.
- Consolidated EBITDA increased 42.2% y.o.y in 2004, reaching Euro 191.6 million. In the fourth quarter of 2004, EBITDA grew 19.6% to Euro 52.4 million, on the back of the strong performance in Pay-TV and Broadband Internet, which posted a 31% y.o.y increase in EBITDA to Euro 52.0 million in the fourth quarter of 2004.
- Consolidated EBITDA margin rose by 6.6pp y.o.y to 26.3% in 2004. This continuous increase in margin reflects the systematic increase in margins in Pay-TV and Broadband Internet, whose margin reached 36.9% in 2004, an improvement of 7.3pp y.o.y. In the fourth quarter of 2004, consolidated EBITDA margin reached 27.5% an increase of 5.0pp over the same period last year, underpinned by a margin expansion of 5.7pp in the Pay-TV and Broadband Internet business, which reached a margin of 39.6% in the fourth quarter of 2004.
- Operating income increased by 85.5% y.o.y in 2004 to Euro 133 million. Operating margin in 2004 was 18.2% compared to 10.5% in 2003. In the fourth quarter of 2004, operating income increased by 35.2% y.o.y reaching Euro 38.1 million.
- Net income totalled Euro 110.1 million in 2004, a substantial improvement from the Euro 30.7 million booked in 2003. In the fourth quarter of 2004, net income amounted to Euro 61.7 million, compared to Euro 21.9 million in the same period of 2003.
- In 2004 Capex totalled Euro 80.5 million, an increase of 40.2% y.o.y, corresponding to 11.0% of revenues. Excluding non cash items, Capex totalled Euro 61.1 million in 2004, an increase of 6.4% y.o.y.
- EBITDA minus Capex increased by 43.8% y.o.y to Euro 111.1 million in 2004, equivalent to 15.2% of operating revenues. Excluding non cash items, EBITDA minus Capex in 2004 totalled Euro 130.5 million, an increase of 68.9% y.o.y, equivalent to 17.9% of revenues.
- At the end of December 2004, net debt amounted to Euro 44.4 million, a reduction of Euro 21.1 million from the end of 2003. This reduction in net debt was achieved despite additional paid-in capital contributions of Euro 40 million attributed to Sport TV in July, in connection with to the acquisition of broadcasting rights of Portuguese football league matches for the 2004/2005 to 2007/2008 seasons. In 2004, PT Multimedia invested Euro 16.3 million in the acquisition of an additional 16.6(6)% stake in Sport TV and paid Euro 12.6 million in connection with 2003 dividends. Additionally, Euro 5.5 million was invested in the acquisition of the classifieds newspaper Ocasião and a Euro 5 million payment was made for an additional 52.51% stake in Naveprinter.
- In September 2004, PT Multimedia approved the granting of a guarantee to Sport TV, together with PPTV – Publicidade de Portugal e Televisão, S.A. (the other 50% shareholder of Sport TV) in connection with a Euro 70.0 million loan obtained by Sport TV to finance the acquisition of broadcasting rights relating to the Portuguese football league matches during the 2004/2005 to 2007/2008 seasons.

2. OPERATING HIGHLIGHTS

Table 2 – Key Performance Indicators

	4Q04	4Q03	y.o.y	q.o.q	2004	2003	y.o.y
Pay TV and Broadband Internet							
Homes Passed ('000)	2,551	2,472	3.2%	0.9%	2,551	2,472	3.2%
Bi-directional (Broadband Enabled)	2,418	2,221	8.8%	2.0%	2,418	2,221	8.8%
Pay-TV Customers [1,2] ('000)	1,553	1,442	7.7%	2.3%	1,553	1,442	7.7%
Cable	1,160	1,094	6.1%	1.8%	1,160	1,094	6.1%
DTH	393	348	12.9%	4.0%	393	348	12.9%
Net Additions ('000)	35	40	(10.5%)	16.9%	111	134	(17.2%)
Cable	20	21	(3.5%)	24.1%	66	76	(13.2%)
DTH	15	19	(18.4%)	8.5%	45	58	(22.4%)
Churn (%)	11.2%	13.0%	(1.8pp)	(1.4pp)	12.6%	12.5%	0.1pp
Penetration Rate of Cable (%)	45.5%	44.2%	1.2pp	0.4pp	45.5%	44.2%	1.2pp
Premium Subscriptions [2,3] ('000)	863	858	0.6%	1.5%	863	858	0.6%
Pay to Basic Ratio (%)	55.6%	59.5%	(3.9pp)	(0.5pp)	55.6%	59.5%	(3.9pp)
Cable Broadband Accesses ('000)	315	230	36.9%	8.8%	315	230	36.9%
Net Additions	25	28	(7.8%)	22.1%	85	90	(5.5%)
Penetration of Cable Broadband (%)	27.2%	21.1%	6.1pp	1.7pp	27.2%	21.1%	6.1pp
Blended ARPU (Euro)	25.90	24.59	5.3%	1.1%	25.40	23.83	6.6%
Pay TV ARPU	21.20	20.37	4.1%	0.3%	20.88	19.98	4.5%
Cable Internet ARPU	23.52	27.22	(13.6%)	(1.8%)	24.65	28.48	(13.4%)
Audiovisuals							
Tickets Sold ('000)	1,849	1,959	(5.6%)	(15.7%)	8,539	7,997	6.8%
Average Attendance Rates (%)	15.5%	16.3%	(0.8pp)	(2.5pp)	17.7%	18.1%	(0.4pp)
Media							
Average Paid Circulation [4] ('000)							
Jornal de Notícias	114.7	97.7	17.4%	12.2%	113.0	102.5	10.3%
Diário de Notícias	35.2	41.3	(14.9%)	(11.5%)	39.2	47.1	(16.8%)
24 Horas	48.4	43.2	12.1%	0.8%	49.9	47.6	4.9%
Advertising Revenues							
Newspaper Advert. Revenues (Euro mn)	21.6	21.5	0.3%	33.0%	76.7	71.1	7.9%
Cable Advertising Revenues (Euro mn)	6.4	5.2	22.9%	46.2%	20.5	14.9	37.6%

(1) These figures are related to the total number of Pay TV basic customers. PTM's Pay TV business offers several basic packages, based on different technologies, and directed to different market segments (residential, real estate and hotels), with a distinct geographical scope (mainland Portugal and the Azores and Madeira Islands) and with a variable number of channels.
(2) These figures include products in temporary promotions, such as "Try and Buy" promotions.
(3) The classification of premium packages for satellite service was changed. The initial business model for the satellite service was based on a basic package of relatively few channels (at most ten), with other channels, included in the cable basic service, being supplied as a supplementary package, and considered premium. In 2004, PT Multimedia decided to harmonize cable and satellite business models, with the satellite service now having the same channels as cable basic packagr, which resulted in the supplementary satellite package no longer being considered as a premium service.
(4) Source: APTC for the first nine months of 2004 and PT Multimedia since October 2004.

Pay-TV and Broadband Internet

- Pay-TV net additions totalled 35 thousand in the fourth quarter of 2004, with total Pay-TV customers rising by 7.7% y.oy to 1,553 thousand.
- The number of premium subscriptions at the end of the fourth quarter of 2004 reached 863 thousand, an increase of 0.6% y.o.y. In the fourth quarter 2004, premium subscriptions increased by 13 thousand over the third quarter of 2004, primarily because of an increase of Sport TV channel subscriptions during the Christmas period.
- The migration of the entire client database to the new information systems was concluded on January 5, 2005. By mid February, the new information systems efficiency levels were restored to the levels of the old systems.

- The number of set-top-boxes configured for digital service access exceeded 309 thousand at the end of December, an increase of 100 thousand over the same period of 2003. In December of 2004, PT Multimedia decided to disconnect the analogue signal for Premium services by the end of 2005. Migration of current Premium analogue subscribers to digital started in January 2005, with the migration of all Premium analogue customers in the Azores to digital, and subsequently disconnecting the Premium analogue signal in that region.
- At the end of 2004, broadband Internet subscribers totalled 315 thousand, an increase of 36.9% y.o.y. Broadband Internet net additions reached 25 thousand in the fourth quarter of 2004.
- Following the launch of the Zzt prepaid product in May, PT Multimedia has continued to lead the Portuguese Broadband market in terms of innovation, launching in October a service with a 1 Mbps downstream speed. In the fourth quarter of 2004, network testing started on new services to be available during 2005 with downstream speeds between 2Mbs and 20Mbs.
- Blended ARPU in the fourth quarter of 2004 totalled Euro 25.90, an increase of 5.3% y.o.y, due to higher penetration of broadband Internet and a price increase in both the basic package in May and the premium Sports channel in September. Blended ARPU increased despite the dilution of broadband internet ARPU as a result of a significant increase in the customer base and the take-up of "Light" (Euro 22.5 monthly fee versus Euro 35 for the standard service) and prepaid services (with no monthly fee).

Audiovisuals

- In 2004, PT Multimedia inaugurated a new cinema complex in Vila Real, with seven screens and closed one theatre in Olhão. PT Multimedia's cinema network currently has 148 screens, with a total of 27,622 seats.
- The number of cinema tickets sold in Portugal in the fourth quarter of 2004 totalled 1.8 million, a decrease of 5.6% y.o.y. This decrease was essentially due to less successful blockbuster titles launched during the Christmas period. Additionally, the unusual sunny winter has drawn potential spectators away from cinema. Effectively attendance rates on rainy weekends may double the attendance rates on sunny ones.
- In the fourth quarter of 2004, PT Multimedia distributed 21 movies, five more than in the fourth quarter of 2003. Among the films launched in the fourth quarter "The Incredibles", "Collateral" and the "Bridget Jones Diary: The Edge of Reason", which contributed most to the distribution revenues increase of 37% y.o.y.

Media

- In the fourth quarter of 2004, advertising revenues in the Media unit increased by 0.3% y.o.y. In 2004, Media advertising revenues increased 7.9% y.o.y, reflecting the recovery of the Portuguese advertising market.
- PT Multimedia's yearly advertising market share in daily press increased by 1.0pp y.o.y. PT Multimedia newspapers accounted for 54.3% of all daily newspaper advertising investment (source: Scanpress).
- In the fourth quarter of 2004, Jornal de Notícias posted a strong performance, with an average paid circulation of 115 thousand copies per day, an increase of 17.4% y.o.y. In 2004, Jornal de Notícias sold 113 thousand copies per edition, an increase of 10.3% y.o.y. According to the Marktest press study, in

the fourth quarter of 2004, Jornal de Notícias maintained its leadership position, with an 11.8% audience share.

- In the fourth quarter of 2004, Diário de Notícias registered an average daily paid circulation of 35 thousand copies, a decrease of 14.9% y.o.y. In 2004, the Diário de Notícias, sold an average of 39 thousand copies a day, a decrease of 16.8% y.o.y.
- 24 Horas continues to post circulation levels higher than those in 2003. During the fourth quarter of 2004, the average paid circulation was 48 thousand copies per edition, which represents an increase of 12.1% y.o.y. In 2004, average daily circulation rates increased by 4.9% to approximately 50 thousand copies per day.

3. CONSOLIDATED RESULTS

Table 3 – Consolidated Income Statement

Euro million	4Q04	4Q03	y.o.y	q.o.q	2004	2003	y.o.y
Operating Revenues	**190.8**	**194.8**	**(2.1%)**	**6.6%**	**729.8**	**684.3**	**6.6%**
Services Rendered	163.0	148.5	9.7%	6.9%	617.1	544.9	13.2%
Sales and Other	27.8	46.3	(39.9%)	5.1%	112.7	139.5	(19.2%)
Operating Costs excluding D&A	**138.4**	**151.0**	**(8.4%)**	**5.8%**	**538.2**	**549.6**	**(2.1%)**
Wages and Salaries	24.0	22.3	7.6%	13.9%	87.3	84.9	2.8%
Costs of Telecommunications	7.5	6.4	17.1%	24.7%	26.8	25.2	6.4%
Subsidies	(0.7)	(0.0)	n.m.	n.m.	(1.1)	(0.3)	n.m.
Programming Costs	31.4	31.8	(1.1%)	1.8%	122.4	123.2	(0.6%)
Maintenance and Repairs	4.7	5.8	(19.4%)	0.8%	16.9	15.0	12.8%
Own Work Capitalised	(0.3)	(0.3)	10.3%	(20.6%)	(1.0)	(1.0)	(1.6%)
Raw Materials and Consumables	6.0	7.1	(15.3%)	20.7%	23.4	23.1	1.2%
Costs of Products Sold	5.9	25.1	(76.5%)	19.1%	25.7	59.1	(56.6%)
Marketing and Publicity	10.5	7.7	36.4%	30.2%	39.6	30.2	30.9%
Other General and Administrative	49.5	48.3	2.4%	15.8%	189.6	183.7	3.2%
Provisions	1.8	1.1	69.3%	(58.8%)	12.6	14.2	(11.8%)
Other Net Operating Income	(3.9)	(5.5)	29.0%	308.8%	(8.3)	(12.5)	33.3%
Taxes Other than Income Taxes	1.8	1.1	65.6%	33.9%	4.4	4.7	(5.9%)
EBITDA	**52.4**	**43.8**	**19.6%**	**8.8%**	**191.6**	**134.7**	**42.2%**
Depreciation and Amortisation	14.3	15.6	(8.5%)	(6.7%)	58.6	63.0	(7.0%)
Operating Income	**38.1**	**28.2**	**35.2%**	**16.1%**	**133.0**	**71.7**	**85.5%**
Other Expenses (Income)	**83.9**	**17.2**	**388.7%**	**n.m.**	**103.2**	**97.7**	**5.6%**
Net Interest Expenses	1.4	0.8	80.3%	(9.6%)	4.7	5.0	(4.8%)
Net Other Financial Expenses (Income)	0.6	(0.0)	n.m.	n.m.	2.0	(0.0)	n.m.
Equity in Losses (Earnings) of Affiliates	(1.0)	2.3	n.m.	n.m.	(0.7)	6.7	n.m.
Goodwill Amortization	3.8	3.3	14.6%	n.m.	14.8	13.6	8.7%
Losses (Gains) on Disp. of Fixed Assets	0.0	4.3	n.m.	n.m.	0.0	3.9	n.m.
Non recurring Items (Losses / (Gains))	79.0	6.5	n.m.	n.m.	82.4	68.5	20.2%
Income before Income Taxes	**(45.7)**	**11.0**	**n.m.**	**n.m.**	**29.8**	**(26.0)**	**n.m.**
Provision for Income Taxes	108.5	10.0	n.m.	n.m.	82.6	55.8	48.2%
Losses (Income) Applic. to Min. Interests	(1.1)	0.9	n.m.	n.m.	(2.3)	0.9	n.m.
Consolidated Net Income	**61.7**	**21.9**	**181.5%**	**245.6%**	**110.1**	**30.7**	**258.4%**

Consolidated Operating Revenues

In 2004, consolidated operating revenues rose by 6.6% y.o.y to Euro 729.8 million on the back of strong performance in Pay-TV and Broadband Internet as well as the Media division, which showed a strong performance with the recovery in the Portuguese advertising market.

Pay-TV and Broadband Internet revenues increased by 14.5% y.o.y to Euro 495.6 million in 2004, reflecting sustained customer growth, price increases in both the basic service in May and the premium sports channel in September, as well as, the higher penetration of broadband Internet.

Audiovisuals operating revenues fell by 22.7% y.o.y in 2004 to Euro 89.9 million. This decline is mainly due to the termination of the Playstation distribution contract with Sony, which resulted in PT Multimedia no longer selling Playstation consoles and associated videogames. Furthermore, video distribution revenues decreased because of the loss of the Columbia video catalogue (cinema producer for Sony) and the drop in DVD retail prices. Excluding these effects, audiovisuals operating revenues would have increased by 4.0% in 2004, due to the quality and quantity of movies launched in cinema and video in the third quarter of 2004.

Operating revenues in the Media division increased by 7.0% y.o.y in 2004 to Euro 154.3 million, as a result of revenue growth from advertising (+7.9% y.o.y), circulation (+13.3% y.o.y), and the sale of promotional products (+3.2% y.o.y).

Table 4 – Consolidated Operating Revenues

Euro million	4Q04	4Q03	y.o.y	q.o.q	2004	2003	y.o.y
Pay TV and Broadband Internet	131.4	117.2	12.1%	6.0%	495.6	432.8	14.5%
Audiovisuals	22.9	40.3	(43.2%)	0.9%	89.9	116.3	(22.7%)
Media	38.4	39.3	(2.3%)	9.5%	154.3	144.2	7.0%
Other and Eliminations	(1.9)	(2.1)	n.m.	n.m.	(10.0)	(8.9)	n.m.
Total Operating Revenues	**190.8**	**194.8**	**(2.1%)**	**6.6%**	**729.8**	**684.3**	**6.6%**

In 2004, Pay-TV and Broadband Internet revenues accounted for 67.9% of consolidated operating revenues, while Audiovisuals and Media revenues represented 12.3% and 21.1% respectively.

EBITDA

EBITDA increased by 42.2% y.o.y in 2004 to Euro 191.6 million, with EBITDA margin reaching 26.3%, an improvement of 6.6pp over 2003. In the fourth quarter of 2004, consolidated EBITDA margin reached 27.5%, an increase of 5.0pp over the same period of 2003.

The improvement in consolidated EBITDA and margin was achieved on the back of strong performance in the Pay-TV and Broadband Internet business, underpinned by a sustained increase in revenues and coupled with strict cost control. Pay-TV and Broadband Internet EBITDA margin continued to expand, reaching 39.6% in the fourth quarter of 2004, an increase of 5.7pp over the same period of 2003 and a 2.5pp increase over the third quarter of 2004.

Table 5 – EBITDA by Business Segment

Euro million	4Q04	4Q03	y.o.y	4Q04 Margin	2004	2003	y.o.y	2004 Margin
Pay TV and Broadband Internet	52.0	39.7	31.0%	39.6%	182.8	128.2	42.6%	36.9%
Audiovisuals	1.4	2.8	(52.3%)	5.9%	11.4	10.9	4.4%	12.7%
Media	3.8	5.4	(29.1%)	10.0%	10.1	5.2	95.5%	6.5%
Other and Eliminations	(4.8)	(4.2)	n.m.	n.m.	(12.7)	(9.6)	n.m.	n.m.
Total EBITDA	**52.4**	**43.8**	**19.6%**		**191.6**	**134.7**	**42.2%**	
EBITDA Margin (%)	27.5%	22.5%	5.0pp		26.3%	19.7%	6.6pp	

In 2004, the Pay-TV and Broadband Internet business accounted for 95.4% of consolidated EBITDA.

Consolidated Operating Costs

Consolidated operating costs amounted to Euro 596.8 million in 2004, a decrease of 2.6% y.o.y, despite the 6.6% y.o.y increase in operating revenues.

Wages and salaries increased by 2.8% y.o.y in 2004 to Euro 87.3 million, equal to 12.0% of consolidated revenues. Wages and salaries in the Pay-TV and Broadband Internet business (28% of consolidated wages and salaries) decreased by 13.2% y.o.y in 2004. Wages and salaries in Media, which corresponded to more than 50% of consolidated wages and salaries, increased by 12.7% y.o.y, due to higher commissions paid to the sales force in connection with increased advertising sales, salary harmonisation in Global Notícias (PT Multimedia publications company) and the reclassification of costs associated with personnel seconded by other group companies from other general and administrative expenses to wages and salaries. In Audiovisuals, wages and salaries decreased by approximately 1.3% y.o.y. despite the consolidation of thirteen months of Warner Lusomundo activity in 2004. Excluding this effect, Audiovisuals' wages and salaries in 2004 would have decreased by approximately 3.9% y.o.y.

Programming costs fell by 0.6% y.o.y to Euro 122.4 million in 2004, despite a 7.7% increase in subscribers and a 14.5% increase in Pay-TV subscription revenues. This decrease in programming cost is mainly a result of the reduction in international programming costs, on the back of the renegotiation of international content supply contracts. The Portuguese content costs and Sport TV channel costs increased by more than 3% and 14% respectively, while premium cinema channel costs also increased by 20% due to the launch of the new Lusumundo Action cinema channel.

Maintenance and repairs costs increased by Euro 1.9 million in 2004, as significant Pay-TV customer growth and the strong expansion of broadband services demanded increased network maintenance and repair so as to guarantee higher quality of service levels.

Costs of products sold decreased by 56.6% y.o.y to Euro 25.7 million in 2004, primarily as a result of the end of the distribution of Sony PlayStation consoles and associated games.

Marketing and publicity costs rose by 30.9% y.o.y in 2004 to Euro 39.6 million. Marketing and publicity costs in the Media business increased by Euro 2.2 million (+16% y.o.y) and represented 40.1% of this item in 2004. This was primarily due to an increase in marketing costs related to customer loyalty initiatives, and to the fact that printing costs of promotional gifts, previously recorded in other general and administrative, are now recorded in this cost item. Pay-TV and Broadband Internet marketing and advertising costs (36% of consolidated marketing and advertising costs) increased by Euro 5.2 million y.o.y as a result of adverting costs incurred in connection with the launch of the new premium cinema channel, Lusomundo Action, and the new prepaid broadband Internet service, Zzt, which were entirely accounted for as costs in this period. Audiovisuals marketing and advertising costs increased by Euro 2.1 million in 2004, primarily as a result of reinforcing advertising campaigns in video, in response to the promotional sale of DVD collections by daily newspapers and rising DVD piracy. Consolidated marketing and advertising costs represent 5.4% of consolidated revenues in 2004. In the Pay-TV and Broadband Internet business marketing and advertising costs represent 2.9% of revenues in 2004.

Provisions for doubtful receivables, inventories and others decreased by 11.8% y.o.y to Euro 12.6 million in 2004, primarily due to a lower level of provisioning in Pay-TV and Broadband Internet business and in Audiovisuals. Provisions accounted for 1.7% of consolidated operating revenues in 2004.

General and administrative expenses increased by 3.2% y.o.y in 2004 to Euro 189.6 million, primarily because of higher contact centre costs in Pay-TV and Broadband Internet services, as a result of the increased customer base, improvements in customer service support, and the launch of new products. In addition, in the context of improving commercial performance and quality of service in Pay-TV and Broadband Internet, certain adjustments were made with regards to Service Provider remuneration, including increasing commissions paid to these entities during 2004. General and administrative expenses represented 26.0% of consolidated operating revenues in 2004.

Depreciation and amortisation costs decreased by 7.0% y.o.y in 2004, totalling Euro 58.6 million. Capex exceeded depreciation charges by Euro 21.9 million in 2004, resulting in a capex to depreciation ratio of 1.37 times. This cost item accounted for 8.0% of consolidated operating revenues in 2004.

Operating Income

Operating income in 2004 rose by 85.5% y.o.y to Euro 133.0 million. In 2004, operating margin increased by 7.7pp over 2003 to 18.2%. The increase in the operating income is explained by the strong increase in EBITDA.

Net Income

Net income amounted to Euro 110.1 million in 2004, a significant improvement over the Euro 30.7 million booked in 2003.

Net interest expenses amounted to Euro 4.7 million in 2004, compared to Euro 5.0 million in 2003, reflecting the lower level of indebtedness in 2004.

Net other financial expenses amounted to Euro 2.0 million in 2004. This caption mainly includes several financial expenses, primarily banking commissions and related expenses.

Goodwill amortisation increased 8.7% y.o.y to Euro 14.8 million in 2004, as a result of the acquisition of 16.6(6)% of Sport TV, and the acquisition of 100% of "Ocasião". In 2004, this caption included mainly the amortisation of goodwill related to investments in media (Euro 7.8 million) and audiovisuals (Euro 6 million) assets.

Equity accounting earnings of affiliated companies totalled Euro 0.7 million in 2004, compared to loses of Euro 6.7 million in 2003. This improvement resulted primarily from a reduction in the losses of Sport TV (from Euro 5.1 million to Euro 0.8 million) and an increase in the earnings of Lisboa TV (from Euro 0.1 million to Euro 0.9 million).

Net non-recurring costs amounted to Euro 82.4 million in 2004, which compares to Euro 68.5 million in 2003. In 2004, this caption mainly included: (i) a provision of Euro 40.0 million to cover any potential impairment in the audiovisuals business and (ii) a provision of Euro 26.3 million related to the dismantling of the analogical cable premium offer and to the replacement of the current satellite encryption system by the Aladin encryption system. In addition in 2004, provisions were reinforced regarding (i) disconnections that may lead to an anticipated amortization of the last mile, (ii) costs associated with restructuring plans

previously planned, primarily in the Media business and (iii) other general risks and estimated losses on certain financial investments.

Provisions for income taxes totalled Euro 82.6 million in 2004, compared to Euro 55.8 million in 2003. The provision for income tax recorded in 2004 is mainly a result of the recognition of a deferred tax asset of Euro 103 million related to the liquidation of Lusomundo, Sociedade Gestora de Participações Sociais, S.A..

4. CAPEX

Table 6 – Capex by Business Segment

Euro million	4Q04	4Q03	y.o.y	4Q04 % Rev.	2004	2003	y.o.y	2004 % Rev.
Pay TV and Broadband Internet	38.2	12.2	212.0%	29.1%	70.6	44.4	59.0%	14.3%
Audiovisuals	1.5	3.1	(51.1%)	6.6%	3.6	7.4	(51.1%)	4.1%
Media	0.8	2.6	(68.1%)	2.2%	6.0	4.5	33.0%	3.9%
Other	0.1	0.4	n.m.	n.m.	0.2	1.0	n.m.	n.m.
Total Capex	**40.6**	**18.3**	**121.5%**	**21.3%**	**80.5**	**57.4**	**40.2%**	**11.0%**

In 2004, capex totalled Euro 80.5 million, an increase of 40.2% y.o.y. The weight of capex in operating revenues in 2004 was 11.0%.

Capex in the Pay-TV and Broadband Internet business amounted to Euro 70.6 million in 2004. This includes Euro 19.4 million related to the purchase of usage rights for a fourth satellite transponder until the end of its useful life, estimated at December 2016. The payment of this Euro 19.4 million will occur over the course of the transponder's useful life, thus making it a non cash item. Capex in Pay-TV and Broadband Internet business also includes approximately Euro 15 million invested in the renewal of information systems. Excluding these two non recurring items, capex in Pay-TV and Broadband Internet would have totalled Euro 36.2 million, a decrease of 18.4% y.o.y.

Audiovisuals capex amounted to Euro 3.6 million in 2004, with Euro 1.8 million invested in the expansion, renovation and maintenance of cinema theatres.

Capex in the media division amounted to Euro 6.0 million, an increase of Euro 1.5 million y.o.y, as a result of the need to renew Naveprinter's printing equipment, which required an investment of Euro 2.7 million.

5. EBITDA MINUS CAPEX

Table 7 – EBITDA minus Capex by Business Segment

Euro million	4Q04	4Q03	y.o.y	4Q04 % Rev.	2004	2003	y.o.y	2004 % Rev.
Pay TV and Broadband Internet	13.8	27.5	(49.8%)	10.5%	112.2	83.8	33.9%	22.6%
Audiovisuals	(0.2)	(0.3)	(39.1%)	(0.7%)	7.7	3.4	124.6%	8.6%
Media	3.0	2.8	(7.3%)	7.8%	4.1	0.6	541.6%	2.6%
Other	(4.9)	(4.5)	n.m.	n.m.	(12.9)	(10.6)	n.m.	n.m.
Total	**11.8**	**25.5**	**(53.7%)**	**6.2%**	**111.1**	**77.2**	**43.8%**	**15.2%**

EBITDA minus Capex grew by 43.8% y.o.y in 2004, reaching Euro 111.1 million, equivalent to 15.2% of operating revenues. Almost all of PT Multimedia's EBITDA minus Capex was generated by the Pay-TV and

Broadband Internet division, which experienced strong growth in EBITDA, combined with capex control and rationalisation.

6. CONSOLIDATED BALANCE SHEET

Table 8 – Consolidated Balance Sheet

Euro million	31 December 2004	31 December 2003
Current Assets	397.4	299.3
Cash and Cash Equivalents	26.7	25.6
Accounts Receivable-Trade, Net	100.6	112.9
Accounts Receivable-Other, Net	67.8	47.6
Inventories, Net	18.1	15.6
Prepaid Expenses and Other Current Assets	20.4	18.2
Deferred Taxes	163.8	79.3
Investments, Net	90.2	59.2
Fixed Assets, Net	307.5	295.1
Intangible Assets, Net	121.7	31.8
Goodwill, Net	228.9	215.3
Total Assets	**1,145.7**	**900.7**
Current Liabilities	274.8	295.2
Short Term Debt	25.0	6.5
Accounts Payable-Trade	124.7	167.0
Accounts Payable-Other	41.8	33.1
Accrued Expenses	59.6	59.4
Taxes Payable	13.6	19.2
Deferred Income	7.2	5.6
Deferred Taxes	2.9	4.6
Medium and Long Term Debt	78.1	78.2
Other Non-Current Liabilities	293.3	125.9
Total Liabilities	**646.2**	**499.3**
Minority Interests	**10.8**	**9.8**
Total Shareholders' Equity	**488.7**	**391.5**
Total Liabilities, Minorities and Shareholders' Equity	**1,145.7**	**900.7**

The gearing ratio [Net Debt / (Net Debt + Equity + Minority Interests)] as at 31 December 2004 amounted to 8.2% compared to 14% at the end of 2003, while the equity plus long term debt to total assets ratio decreased from 52.1% to 49.5% over the same period.

As at the end of December 2004 the net debt to EBITDA ratio was 0.2 times and the EBITDA cover was 40.5 times.

Consolidated Net Debt

Table 9 – Consolidated Net Debt

Euro million	31 December 2004	31 December 2003	Δ y.o.y	y.o.y
Short Term	**25.0**	**21.5**	**3.6**	**16.6%**
Medium and Long Term	**78.1**	**78.2**	**(0.0)**	**(0.0%)**
Shareholder Loans	67.3	67.3	0.0	0.0%
Commercial Paper	10.9	10.9	(0.0)	(0.3%)
Total Indebtedness	**103.2**	**99.6**	**3.5**	**3.5%**
Cash and Cash Equivalents	26.7	25.6	1.1	4.5%
Loans to Shareholders	32.0	8.5	23.5	274.7%
Net Debt	**44.4**	**65.5**	**(21.1)**	**(32.2%)**

As at 31 December 2004, total indebtedness was Euro 103.2 million, of which 75.7% was medium and long term. As at 31 December 2004, 67.0% of total indebtedness was in the form of shareholder loans granted by Portugal Telecom.

Consolidated net debt as at 31 December 2004 amounted to Euro 44.4 million, a decrease of Euro 21.1 million compared to year-end 2003. This reduction in net debt was achieved despite additional paid-in capital contributions of Euro 40 million attributed to Sport TV in July in connection with the acquisition of broadcasting rights of Portuguese football league matches for the 2004/2005 to 2007/2008 seasons. In 2004, PT Multimedia invested Euro 16.3 million in the acquisition of an additional 16.6(6)% stake in Sport TV and paid Euro 12.6 million in connection with 2003 dividends. In addition, Euro 5.5 million was invested in the acquisition of the classifieds newspaper Ocasião and a Euro 5 million payment was made for an additional 52.51% stake in Naveprinter.

Shareholders' Equity

At 31 December 2004, shareholders' equity amounted to Euro 488.7 million, an increase of Euro 97.2 million from the end of 2003. This is a result of net income generated during the period of Euro 110.1 million which compensated the Euro 12.6 million dividends paid out for 2003.

Pursuant to Portuguese legislation, the amount of distributable reserves is determined according to the standalone financial statements of the company. As at 31 December 2004, distributable reserves of PT Multimedia amounted to approximately Euro 244 million. The level of distributable reserves is impacted by the amount of (i) treasury stock owned, (ii) net income generated and (iii) dividends paid out.

7. PAY-TV AND BROADBAND INTERNET BUSINESS

Table 10 – Pay-TV and Broadband Internet Income Statement

Euro million	4Q04	4Q03	y.o.y	q.o.q	2004	2003	y.o.y
Operating Revenues	**131.4**	**117.2**	**12.1%**	**6.0%**	**495.6**	**432.8**	**14.5%**
Pay TV	98.7	89.4	10.4%	2.7%	378.1	334.3	13.1%
Broadband	21.9	18.2	20.2%	8.0%	81.4	64.7	25.8%
Advertising	6.4	5.2	22.9%	46.2%	20.5	14.9	37.6%
Other	4.5	5.8	(23.7%)	37.5%	15.6	18.8	(16.9%)
Operating Costs excluding D&A	**79.4**	**77.5**	**2.4%**	**1.8%**	**312.8**	**304.5**	**2.7%**
Wages and Salaries	5.9	7.4	(19.4%)	1.2%	24.4	28.2	(13.2%)
Costs of Telecommunications	7.5	6.4	17.1%	24.7%	26.8	25.2	6.4%
Programming Costs	31.4	31.8	(1.1%)	1.8%	122.4	123.2	(0.6%)
Maintenance and Repairs	4.1	5.0	(19.3%)	(2.5%)	14.8	12.9	14.4%
Marketing and Publicity	4.2	2.9	41.4%	47.3%	14.3	9.1	57.8%
Other General & Administrative	25.7	23.4	10.0%	3.1%	101.2	92.9	8.9%
Costs of Products Sold	3.3	3.5	(4.8%)	62.1%	9.3	8.4	10.0%
Provisions	1.0	0.8	29.6%	(54.3%)	6.8	8.5	(20.3%)
Taxes Other than Income Taxes	0.4	0.5	(6.3%)	25.4%	1.7	1.7	(2.5%)
Other Net Operating Income	(4.3)	(4.1)	(2.8%)	(215.4%)	(9.0)	(5.6)	(60.1%)
EBITDA	**52.0**	**39.7**	**31.0%**	**13.1%**	**182.8**	**128.2**	**42.6%**
Depreciation and Amortisation	10.9	10.7	1.4%	(6.1%)	43.4	46.2	(5.9%)
Operating Income	**41.1**	**29.0**	**41.9%**	**19.6%**	**139.4**	**82.0**	**69.9%**
EBITDA Margin	39.6%	33.9%	5.7pp	2.5pp	36.9%	29.6%	7.3pp
Capex	38.2	12.2	212.0%	242.2%	70.6	44.4	59.0%
Capex as % of Revenues	29.1%	10.4%	18.6pp	20.1pp	14.3%	10.3%	4.0pp
EBITDA - Capex	13.8	27.5	(49.8%)	(60.4%)	112.2	83.8	33.9%

Operating revenues in Pay-TV and Broadband Internet amounted to Euro 131.4 million in the fourth quarter of 2004, an increase of 12.1% y.o.y, as a result of sustained revenue growth from Pay-TV, broadband Internet, and advertising.

Pay-TV revenues amounted to Euro 98.7 million in the fourth quarter of 2004, an increase of 10.4% y.o.y, as a result of the 7.7% y.o.y increase in the customer base coupled with a 4.1% y.o.y increase in ARPU, due to higher penetration of broadband Internet, and a price increase in both the basic package in May and the premium Sports channel in September.

Broadband Internet revenues totalled Euro 21.9 million in the fourth quarter of 2004, an increase of 20.2% y.o.y, due to robust growth in the number of accesses, despite the dilution of ARPU as a result of the increase in penetration and the take-up of "Light" and prepaid services (Zzt!).

Advertising revenues amounted to Euro 6.4 million in the fourth quarter of 2004, an increase of 22.9% y.o.y, resulting from a steady increase in Pay-TV audience levels.

EBITDA rose by 31% y.o.y in the fourth quarter of 2004 to Euro 52.0 million. EBITDA margin grew sequentially, reaching 39.6% in the fourth quarter, corresponding to an increase of 5.7pp over the same period of 2003 and an improvement of 2.5pp over the third quarter of 2004.

In the fourth quarter of 2004, the growth of EBITDA and EBITDA margin reflected growth in revenues from Pay-TV, Broadband Internet, and advertising, continuous investment in increasing the client base, and a rigorous cost rationalisation programme.

Wages and salaries decreased by 19.4% y.o.y in the fourth quarter of 2004, as a result of the integration of Pay-TV and Broadband Internet regional structures into a single legal entity and staff reduction undertaken during 2003.

In the fourth quarter of 2004, programming costs decreased by 1.1% y.o.y, due to the fact that programming costs in the fourth quarter of 2003 include 8 months of Lusomundo cinema premium channels costs. Adjusting costs for the fourth quarter of 2003, programming costs increased by approximately 5% in the fourth quarter of 2004, essentially due to an increase in costs with regards to the Premium sports channel, Sport TV. Given that Sport TV costs are indexed to the revenues it generates, the 5% increase in Sport TV subscriptions and the increase of its price in September 2004, led to a 24% increase in Sport TV programming costs. The increase in programming costs was also related to the introduction of new channels in 2004, namely the Lusomundo Action premium channel and other international channels, such as AXN, the Discovery Channel and the Extreme Sports channel, which significantly enriched PT Multimedia's Pay-TV offer.

The increase in fourth quarter marketing and publicity costs and general and administrative costs over the same period in 2003 was related to investments made in the repositioning of the TV Cabo brand, greater commercial activity, the need to promote new products launched during 2004, and intensified advertising efforts during the Christmas period.

Capex in the Pay-TV and Broadband Internet business amounted to Euro 70.6 million in 2004. This includes Euro 19.4 million related to the purchase of usage rights for a fourth satellite transponder over the course of its useful life, estimated at December 2016. The payment of these Euro 19.4 million will occur during the rest of the transponder's useful life, thus making it a non cash item. Capex in Pay-TV and Broadband Internet business also includes approximately Euro 15 million invested in the renewal of information systems. Excluding these two non recurring items, capex in Pay-TV and Broadband Internet business decreased 18.4% y.o.y to Euro 36.2 million, equivalent to 7.3% of revenues.

In 2004, EBITDA minus Capex reached Euro 112.2 million, an increase of 33.9% over 2003. Excluding non cash items, 2004 EBITDA minus Capex amounted to Euro 131.6 million, an increase of 57.1% y.o.y.

8. AUDIOVISUALS BUSINESS

Table 11 – Audiovisuals Income Statement

Euro million	4Q04	4Q03	y.o.y	q.o.q	2004	2003	y.o.y
Operating Revenues	**22.9**	**40.3**	**(43.2%)**	**0.9%**	**89.9**	**116.3**	**(22.7%)**
Theatrical Exhibition	10.1	10.4	(3.0%)	(15.7%)	46.7	42.5	9.8%
Film Distribution	3.0	2.2	37.0%	13.7%	8.8	7.5	17.8%
Exhibition Rights	2.2	1.8	21.4%	(2.6%)	7.3	4.4	65.1%
Video	7.5	10.2	(26.5%)	29.8%	25.9	29.7	(13.0%)
Videogames	0.0	15.7	n.m.	n.m.	1.1	31.5	(96.4%)
Other	(0.0)	(0.1)	n.m.	n.m.	0.1	0.6	(84.6%)
Operating Costs excluding D&A	**21.5**	**37.5**	**(42.6%)**	**20.3%**	**78.5**	**105.4**	**(25.5%)**
Costs of Products Sold	1.9	18.5	(89.6%)	23.4%	8.7	40.5	(78.5%)
Marketing and Publicity	2.7	2.2	22.0%	20.6%	9.8	7.7	27.3%
Other General & Administrative	14.3	16.0	(10.3%)	16.2%	52.5	51.8	1.4%
Wages and Salaries	2.3	2.7	(12.9%)	1.4%	9.7	9.9	(1.3%)
Provisions	0.6	(0.5)	n.m.	n.m.	(0.4)	0.1	n.m.
Other Net Operating Income	(0.4)	(1.4)	72.9%	26.8%	(1.8)	(4.6)	60.6%
EBITDA	**1.4**	**2.8**	**(52.3%)**	**(71.7%)**	**11.4**	**10.9**	**4.4%**
Depreciation and Amortisation	1.9	3.0	(36.8%)	9.0%	7.4	8.1	(8.6%)
Operating Income	**(0.6)**	**(0.2)**	**191.7%**	**n.m.**	**4.0**	**2.8**	**(42.2%)**
EBITDA Margin	5.9%	7.0%	(1.1pp)	(15.2pp)	12.7%	9.4%	3.3pp
Capex	1.5	3.1	(51.1%)	39.1%	3.6	7.4	(51.1%)
Capex as % of Revenues	6.6%	7.7%	(1.1pp)	1.8pp	4.1%	6.4%	(2.4pp)
EBITDA - Capex	(0.2)	(0.3)	39.1%	n.m.	7.7	3.4	124.6%

In 2004, Warner Lusomundo's fiscal year (November year end) was reconciled with that of PT Multimedia (December year end). This alignment resulted in thirteen months of Warner Lusomundo activity (from December of 2003 to December of 2004) being incorporated into PT Multimedia's consolidated results for 2004, while 2003 results reflected Warner Lusomundo activity from December 2002 to November 2003.

Following Sony's decision to operate directly in Portugal (as of 1 April 2004), in line with its worldwide decision, PT Multimedia ceased to distribute the PlayStation console and associated videogames, as well as the Columbia video catalogue (Sony Group cinema producer).

Audiovisuals operating revenues amounted to Euro 22.9 million in the fourth quarter of 2004, a decrease of 43.2% y.o.y. Excluding revenues from Sony products (Playstation consoles, videogames, and Columbia video) in the fourth quarter of 2003, audiovisuals revenues decreased by 3.9% y.o.y in the fourth quarter of 2004.

Cinema exhibition revenues in the fourth quarter of 2004 amounted to Euro 10.1 million, a decrease of 3% y.o.y, as the 2% increase in average ticket sales price was insufficient to compensate for the decrease in total ticket sales of 5.6%.

Film distribution revenues were up by 37% y.o.y in the fourth quarter of 2004, primarily due to the success of the blockbusters "The Incredibles", "Collateral", and "Bridget Jones Diary: The Edge of Reason".

Video revenues decreased by 26.5% y.o.y in the fourth quarter of 2004, due in part to the fact that PT Multimedia ceased distributing Columbia videos as of 1 April 2004, but primarily because the portfolio of new releases was less popular than in the fourth quarter of 2003, despite the successful launch of: "Aladdin", "Home on the Range", and "Mulan 2". The video segment continues to suffer from the reduction of the DVD cover price and growing DVD piracy.

The decrease in videogames revenues is due to the fact that the distribution contract for Sony's Playstation and associated videogames was cancelled as of 1 April 2004.

Audiovisual's EBITDA totalled Euro 1.4 million, corresponding to a margin of 5.9% in the fourth quarter of 2004. EBITDA margin performance in the fourth quarter of 2004 reflects the decrease of the Cinema exhibition unit margin due to a decrease in the number of tickets sold, which led to less dilution of fixed costs.

Capex in the audiovisual business totalled Euro 3.6 million in 2004, Euro 3.8 million less than in the same period of 2003 and equivalent to 4.1% of revenues. EBITDA minus Capex increased by Euro 4.3 million y.o.y, totalling Euro 7.7 million in 2004.

9. MEDIA BUSINESS

Table 12 – Media Income Statement

Euro million	4Q04	4Q03	y.o.y	q.o.q	2004	2003	y.o.y
Operating Revenues	**38.4**	**39.3**	**(2.3%)**	**9.5%**	**154.3**	**144.2**	**7.0%**
Advertising	21.6	21.5	0.3%	33.0%	76.7	71.1	7.9%
Copies Sold	11.8	9.1	28.9%	8.2%	44.8	39.6	13.3%
Complementary Products	5.8	7.6	(24.1%)	(18.0%)	30.3	29.4	3.2%
Other	(0.8)	1.0	(173.4%)	(186.5%)	2.4	4.1	(42.8%)
Operating Costs excluding D&A	**34.6**	**33.9**	**1.9%**	**1.0%**	**144.2**	**139.0**	**3.7%**
Costs of Products Sold	2.2	5.4	(58.9%)	(17.0%)	14.7	18.2	(18.9%)
Raw Materials and Consumables	4.9	5.5	(10.1%)	14.6%	19.7	20.4	(3.7%)
Marketing and Publicity	3.6	2.8	29.3%	18.1%	15.9	13.7	15.7%
Other General & Administrative	10.7	9.1	17.4%	5.3%	41.3	40.0	3.2%
Wages and Salaries	13.0	10.2	27.6%	17.6%	45.6	40.4	12.7%
Provisions	0.1	0.9	(93.0%)	(97.3%)	6.0	5.3	13.7%
Other Net Operating Income	0.1	0.1	1.8%	(92.2%)	1.0	1.0	0.6%
EBITDA	**3.8**	**5.4**	**n.m.**	**351.7%**	**10.1**	**5.2**	**n.m.**
Depreciation and Amortisation	1.4	2.0	(28.8%)	(24.8%)	7.0	7.2	(3.0%)
Operating Income	**2.4**	**3.4**	**29.3%**	**n.m.**	**3.1**	**(2.0)**	**n.m.**
EBITDA Margin	10.0%	13.8%	(3.8pp)	7.6pp	6.5%	3.6%	3.0pp
Capex	0.8	2.6	(68.1%)	(33.7%)	6.0	4.5	33.0%
Capex as % of Revenues	2.2%	6.7%	(4.5pp)	(1.4pp)	3.9%	3.1%	0.8pp
EBITDA - Capex	3.0	2.8	7.3%	n.m.	4.1	0.6	541.6%

In the fourth quarter of 2004, Empresa Gráfica Funchalense was excluded from PT Multimedia's consolidation and was consolidated by the equity method. In addition, Naveprinter was fully consolidated for the first time since Global Notícias increased its stake in the company to 90.98%.The impact of these changes is fully reflected in the fourth quarter accounts.

Operating revenues decreased by 2.3% y.o.y in the fourth quarter of 2004 to Euro 38.4 million. The increase in advertising and circulation revenues was insufficient to compensate the decrease in complementary products revenues and the negative value recorded in other revenues, which was derived from the exclusion of Empresa Gráfica Fuchalense from PT Multimedia's full consolidation in the fourth quarter.

In the fourth quarter of 2004, advertising revenues in the Media unit increased by 0.3% y.o.y, as many advertisers spent a large part of their advertising budget during the Euro 2004 football championship. In 2004, advertising revenues increased 7.9% y.o.y, reflecting the recovery of the Portuguese advertising market.

Revenues from newspaper and magazine sales rose by 28.9% y.o.y in the fourth quarter of 2004, as a result of an increase in paid circulation in both Jornal de Notícias and 24 Horas, as well as an increase in the cover price of all PT Multimedia newspapers. Revenues associated with the sale of complementary products decreased by 24.1% y.o.y in the fourth quarter of 2004, due to a reduced number of promotional product campaigns in that period.

EBITDA amounted to Euro 3.8 million in the fourth quarter of 2004, a decrease of Euro 1.6 million over the same period in 2003, primarily due a decrease in revenues and an increase in marketing costs, general and administrative costs, and wages and salaries. The increase in marketing costs is due to reinforcement of customer loyalty programs, while increased wages and salaries results from variable compensation related

with sales and responsibilities with vacation pay and bonus. General and administrative costs increased in the fourth quarter of 2004 due to greater commercial activity and increased printing costs associated with the launch of a new automotive magazine (Motor 24) distributed on Sundays, with the 24 Horas tabloid, whose cover price increased from Euro 0.65 to Euro 1.0.

These increases in costs also explain the decrease in EBITDA margin in the fourth quarter when compared to the same period of 2003.

In 2004, Capex in the Media business totalled Euro 6.0 million, equivalent to 3.9% of revenues. The increase in Capex of Euro 1.5 million over the same period of last year was due to the renewal of printing equipment at Naveprinter, corresponding to an investment of Euro 2.7 million.

EBITDA minus Capex amounted to Euro 4.1 million in 2004, a significant improvement over the Euro 0.6 million recorded in 2003.

10. FOURTH QUARTER EVENTS AND RECENT DEVELOPMENTS

- On 28 December 2004, PT Multimedia announced the restructuring of its balance sheet, the intention of launching a share buyback in 2005 of up to 10% of its outstanding capital and a 1-for-2 stock split. The balance sheet restructuring consisted of increasing distributable reserves in the amount of Euro 169 million, as a result of a net extraordinary result of Euro 40 million recorded in 2004 and an increase of Euro 129 million in distributable reserves derived from a corporate restructuring to be undertaken by year-end. The share buyback program will consist of offering 1 put warrant for each share held by PT Multimedia shareholders. Ten warrants will entitle a shareholder to sell 1 PT Multimedia share at a strike price of Euro 21.5 per share. Alternatively, for shareholders unwilling to dispose of their shares, the warrants will be listed and freely tradable for two weeks on Euronext Lisbon, with the liquidity being assured by financial institutions contracted by PT Multimedia to act as market-makers for such warrants. Upon completion of the share buyback and subject to shareholder approval PT Multimedia will initiate a process of a stock split, whereby each shareholder will receive an additional share for each share held.
- On 28 February 2005, PT Multimedia announced that it had concluded the process for the sale of Lusomundo Serviços, SGPS, S.A., including the 80.91% shareholding in Lusomundo Media, SGPS, S.A., through the execution of a promissory sale and purchase agreement with Controlinveste, SGPS, S.A. The sale is conditional upon the non-opposition of the Portuguese Competition Authority ("Autoridade da Concorrência"), following a binding opinion of the Portuguese Media Authority ("Alta Autoridade para a Comunicação Social"). The transaction assumes an enterprise value of Euro 300.4 million for 100% of Lusomundo Serviços, SGPS, S.A. and 100% of all of its subsidiaries. In order to simplify the acquisition, prior to closing, PT Multimedia will acquire the 5.94% stake in Lusomundo Media, SGPS, S.A. directly held by Portugal Telecom, SGPS, S.A.. The proceeds for PT Multimedia will be equivalent to Euros 173.8 million, of which Euros 10.1 million will be paid to Portugal Telecom, SGPS, S.A. for the acquisition of the above mentioned 5.94% direct shareholding in Lusomundo Media, SGPS, S.A.. The impact of the sale of Lusomundo Serviços, SGPS, S.A. on PT Multimedia 2005 net income will be of Euro 45.0 million. The total reduction of PT Multimedia net debt due to this transaction will be 197.6 million Euros, which includes the proceeds of the sale (Euro 163.7 million) and the deconsolidation of Lusomundo Serviços SGPS, S.A net debt (Euro 33.9 million).

Contacts: Luís Pacheco de Melo, Chief Financial Officer
lmelo@pt-multimedia.pt

Lídia Falcão, Investor Relations
lidia.m.falcao@pt-multimedia.pt

Tel.: +351 21 782 4725
Fax: +351 21 782 4735

<u>EXHIBIT A-7</u>

Brief description of a notice published in the Portuguese government newspaper *Diário da República*

On March 18, 2005, the Company published a copy of the filing with the Lisbon Board of Trade relating to:

- the resignation of the sole auditor and its alternate;
- the nomination of the sole auditor and its alternate for 2004-2006;
- the nomination of the secretary of Shareholders' Meetings and its alternate for 2004-2006; and
- the nomination of the members of the Board of Directors for 2004-2006.

On the same date, it was also published a transcript of the filing with the Lisbon Board of Trade of the consolidated and unconsolidated annual report and financial statements for 2002.

EXHIBIT A-8

Press release entitled "Notice to the shareholders of PT-Multimédia – Serviços de Telecomunicações e Multimédia SGPS, S.A. regarding the allocation of warrants for PT Multimedia Shares"

See attachment.

PT Multimedia

RECEIVED

2005 APR 13 P 12:29

RELEASE

NOTICE TO THE SHAREHOLDERS OF PT-MULTIMÉDIA – SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMÉDIA, SGPS, S.A. REGARDING THE ALLOCATION OF WARRANTS FOR PT MULTIMEDIA SHARES

Lisbon, April 28, 2005 – *PT-Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A.* ("PT Multimedia"), in its capacity as Issuer, hereby informs its shareholders that, pursuant to the resolutions taken on this day, April 28, 2005, by the General Meeting of Shareholders and by the Board of Directors, this company will issue 156,896,928 warrants for its own shares, which will be allocated to the shareholders of PT Multimedia.

According to the resolutions of the relevant corporate bodies, on May 5, 2005, one warrant will be allocated and credited to the accounts of the shareholders of PT Multimedia for each PT Multimedia share deposited into an account opened with a qualified financial intermediary as of May 4, 2005.

April 29, 2005 is the last day on which PT Multimedia shares will be traded on the Euronext Lisbon stock exchange with a right to allocation of the warrants. As of May 2, 2005 (inclusive), the shares of PT Multimedia will be traded on the stock exchange ex-rights to the warrants.

The minimum quantity of warrants to be exercised by each holder on the exercise date will be 10 warrants or a multiple of 10 if physical settlement is opted for, or 1 warrant in the case of financial settlement.

The warrants to be issued are put warrants, with a strike price of 21.50 Euro per share and a ratio of 0.1. Accordingly, the warrants will entitle each holder to (i) for every ten warrants, dispose of one PT Multimedia share at the price of 21.50 Euro per share, if physical settlement is opted for; or (ii) receive, for each warrant, the reimbursement value in cash, if financial settlement is opted for. The reimbursement value will be equal to the amount, before commissions and taxes, resulting from the difference, if any, between the strike price and the reference price (as defined below), multiplied by the ratio, provided that the reimbursement value is not a negative number. The reference price will be the average weighed quotation of PT Multimedia shares on the Eurolist by Euronext on the exercise date, which is May 23, 2005. The reference price will be disclosed on CMVM's information release system and on the institutional site of PT Multimedia (www.pt-multimedia.pt), and it will be sent to Euronext Lisbon on May 23, 2005, after market closing.

These are European-style warrants, which may only be exercised on the exercise date, which is May 23, 2005. Any shareholders that have not opted for physical settlement of their warrants by the exercise date shall be deemed to have automatically exercised such warrants by way of financial settlement.

Registration of the warrants with Central de Valores Mobiliários has already been requested. Listing of the warrants, other than warrants allocated to certain shareholders who waived physical settlement prior to issuance of the warrants (as described below), has been requested on the Eurolist by Euronext.

The holders of warrants may exercise these securities on the exercise date, or dispose of them on the Eurolist by Euronext between May 9 and 17, 2005, without limiting the ability of shareholders to trade such warrants outside of the regulated market in accordance with applicable laws. The warrants will only be traded on the Eurolist by Euronext up to close of trading on the fourth business day prior to the maturity date. The maturity date for the warrants will be May 23, 2005.

If opting for physical settlement of the warrants, the holder of the same will convey to a legally qualified financial intermediary an exercise notice specifying the quantity of shares subject to this settlement option. This exercise notice irrevocably binds the holder of the warrants to exercise such warrants upon physical settlement. Upon conveyance of such exercise notice, the holder of the warrants will not be entitled to trade such warrants or the underlying shares to be sold to PT Multimedia pursuant to the terms of the warrants, which shares must be blocked as of the exercise date.

Exercise notices must be received by the financial intermediaries by 3 p.m. (Lisbon time) on May 23, 2005.

Settlement will occur on the third business day following the maturity date, which is expected to be May 26, 2005, and it will be made through Interbolsa.

On May 24, 2005, the accounts of the holders of warrants who opted for physical settlement of the warrants will be debited the number of warrants subject to exercise and the number of PT Multimedia shares corresponding to such warrants.

The participant in the settlement system through which the payments of any amounts arising from the exercise of the warrants will be made will be Banco Espírito Santo de Investimento, S.A.

Upon settlement, Banco Espírito Santo de Investimento, S.A. will pay, on behalf of the Issuer, through a credit to the accounts of the financial intermediaries with the Bank of Portugal: (i) the amount of 21.50 Euro for each PT Multimedia share disposed of as a result of the physical settlement of the warrants, and (ii) the reimbursement value for financial settlement of the warrants that have not been physically settled.

The strike price may be changed if an adjustment/cancellation event in respect of PT Multimedia as set out in the listing prospectus for the warrants occurs. The prospectus will be made public on May 6, 2005, after its approval by CMVM (Securities Market Commission).
In addition, the calculation of the reimbursement value related to financial settlement of the warrants is subject to any adjustments occurring in the strike price and/or ratio, or other conditions of the warrants, as set out in the listing prospectus.

Prior to the issuance of the warrants, the shareholders, Portugal Telecom, SGPS, S.A. and Totta Ireland PLC irrevocably waived their right to physical settlement of the warrants allocated to them, and announced their intention to opt for financial settlement of such securities on the exercise date. As a result, no listing was requested for the warrants allocated to such shareholders and PT Multimedia filed an application for listing on the Eurolist by Euronext of 51,304,533 warrants.

A market making agreement with Banco Espírito Santo de Investimento, S.A. and Euronext Lisbon, is expected to be executed, with a view to providing liquidity to the warrants on the Eurolist by Euronext during the trading period.

The shares acquired by PT Multimedia as a result of the exercise of the put warrants by means of physical settlement will be cancelled through a reduction in the share capital of PT Multimedia as resolved by the General Meeting of Shareholders on April 28, 2005.

The dates included in this notice are dependent on the approval of the listing of the warrants on the Eurolist by Euronext.

As resolved by the General Meeting of Shareholders and by the Board of Directors of the Company, the warrants will only be issued if prior to the issue date, which is May 5, 2005, in any trading day, the closing quotation of PT Multimedia shares on the Eurolist by Euronext Lisbon is not equal to or less than 16.26 Euro. If this limit is reached, the resolution to issue the warrants will not be executed.

The issuance of warrants is conditioned upon the commercial registration of the amendment to the articles of association necessary for such issuance as approved by the General Meeting of Shareholders on April 28, 2005.

U.S. Restrictions

Because of U.S. securities laws considerations, the share buyback programme will not be made available to shareholders located in the United States or to U.S. persons (as such terms are defined in Regulation S under the U.S. Securities Act). Accordingly, the put warrants will not be issued into the United States or to a U.S. person and may not be exercised (whether by physical or financial settlement) from within the United States or by a U.S. person or sold or transferred in the United States. No cash or other consideration will be distributed to shareholders in the United States or to U.S. persons in lieu of the put warrants.

This press release is for release outside the United States only and may not be distributed in the United States. This press release is not an offer of securities for sale or a solicitation to tender securities in the United States. The put warrants may not be offered or sold in the United States absent registration or an exemption from registration. The put warrants have not been and are not being registered under the U.S. Securities Act and neither PT Multimedia nor any other person intends to make a public offer of securities of PT Multimedia in the United States.

Contacts: Lídia Falcão, Investor Relations Director
lidia.m.falcao@pt-multimedia.pt

PT Multimedia
Tel.: +351.21.782 4725
Fax: +351.21.782 4735

This release contains forward-looking statements. Such statements are not statements of historical fact, and reflect goals of the company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company's current goals and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

EXHIBIT A-9

Press release entitled "PT Multimedia Annual General Shareholders' Meeting approves share buyback programme and the distribution of a dividend of 0.5 Euro per share"

See attachment.

PT Multimedia

RECEIVED

RELEASE

PT Multimedia Annual General Shareholders' Meeting approves share buyback programme and the distribution of a dividend of 0.5 euros per share

Lisbon, Portugal, April 28, 2005 – PT-Multimédia – Serviços de Telecomunicações e Multimédia,SGPS, S.A. ("PT Multimedia") announced that all proposals were approved at the Annual General Shareholders' Meeting called for March 30, 2005 and postponed until today, as follows:

- PT Multimedia's management report, and the individual and consolidated financial statements for 2004.

- Application of the 2004 net income of Euro 110,083,898.41, as follows:
  - Euro 26,131,239.41 to be allocated to retained earnings;
  - Euro 5,504,195.00 for the legal reserve;
  - Euro 78,448,464.00 for distribution as dividends, equivalent to Euro 0.50 per share. Payment of this cash dividend is expected to occur on May 30, 2005 (ex-date: May 25, 2005).

- Vote of confidence in all members of the Board of Directors and the Statutory Audit Board.

- Election of Mr. Miguel Galvão Teles as Chairman of the General Meeting for the remainder of the 2004/2006 term of office, following the resignation of Mr. José Luís Sapateiro.

- Ratification of the election of Mr. António Domingues as non-executive member of the Board of Directors for the remainder of the 2004/2006 term of office, following the resignation of Mr. Fernando Maria Costa Duarte Ulrich.

- Authorisation for the acquisition and sale of treasury shares (up to 10% of PT Multimedia's share capital), bonds and other securities.

- Amendment to the articles of association, including:

  - amendment to number 2 of article 4 and number 4 of article 12 of the articles of association in order to allow, upon completion of the share buyback program, the execution of a one-for-two share split;

- addition of number 3 to article 4 of the articles of association conferring the Board of Directors with power to pass resolutions on share capital increases through contributions in cash, in one or more stages, up to 20 million Euros, provided such an increase has been sanctioned by the Supervisory Board;

- amendment to number 2 and addition of number 3 to article 7 and amendment to article 8 of the articles of association conferring the Board of Directors with power to issue warrants on the company's securities and to execute purchase and sale transactions in connection with such securities;

- amendment to numbers 2 and 3 and addition of number 11 to article 12 of the articles of association, in order to decrease from 15 days to 5 business days the period of time during which PTM shares cannot be traded prior to participation in General Meetings and to permit the exercise of voting rights by courier or through the use of electronic means in respect of all matters set out in the agenda.

- Approval of a share buyback programme, through the issuance of European-style put warrants, consisting of the allocation to each shareholder of one warrant for each share held. The warrants will entitle shareholders to the following: (i) for every ten put warrants, shareholders opting for physical settlement of warrants will have the right to dispose of one PT Multimedia share at the price of 21.50 Euro per share; or (ii) shareholders opting for financial settlement of warrants will receive a cash payment for each warrant equal to the difference, if any, between the strike price and the reference price of PT Multimedia shares to be determined by the Board of Directors, multiplied by the ratio of warrants to shares, provided that such difference, if any, is a positive number.

  Any put warrants not exercised on the exercise date will be deemed automatically exercised on such date by way of financial settlement.

- Authorisation for the acquisition by PT Multimedia of its own shares in connection with the share buyback programme. Acquisition of up to 5,130,453 PT Multimedia shares equivalent to 3.27% of PT Multimedia's share capital was authorised, corresponding to the maximum possible physical settlements of the put warrants, taking into consideration the fact that Portugal Telecom, SGPS, S.A. and Totta Ireland, PLC, waived their right to physical settlement of the warrants to be allocated to them.

  The listing on the Eurolist by Euronext of 51,304,533 warrants to be allocated to the remaining shareholders was requested.

  The remaining terms and conditions of the issue and admission to listing of the put warrants were determined by PT Multimedia's Board of Directors in a meeting that took place after the General Meeting of Shareholders. Such terms and conditions are set forth in a notice disclosed today.

  As resolved by the General Meeting of Shareholders, the issuance of the warrants will only take place if, prior to the issue date, in any trading day, the closing quotation of PT Multimedia shares on the Eurolist by Euronext is not equal to or less than 16.26 Euro. If this condition is not met, the resolution to issue warrants will not be executed.

The issuance of warrants is also conditioned upon the commercial registration of the amendment to the articles of association necessary for such issuance as approved by the General Meeting of Shareholders mentioned above.

- A reduction in the share capital of PT Multimedia, through the cancellation of PT Multimedia shares to be acquired as a result of the share buyback, up to 2,565,226.50 Euros, was approved.

U.S. Restrictions

Because of U.S. securities laws considerations, the share buyback programme will not be made available to shareholders located in the United States or to U.S. persons (as such terms are defined in Regulation S under the U.S. Securities Act). Accordingly, the put warrants will not be issued into the United States or to a U.S. person and may not be exercised (whether by physical or financial settlement) from within the United States or by a U.S. person or sold or transferred in the United States. No cash or other consideration will be distributed to shareholders in the United States or to U.S. persons in lieu of the put warrants.

This press release is for release outside the United States only and may not be distributed in the United States. This press release is not an offer of securities for sale or a solicitation to tender securities in the United States. The put warrants may not be offered or sold in the United States absent registration or an exemption from registration. The put warrants have not been and are not being registered under the U.S. Securities Act and neither PT Multimedia nor any other person intends to make a public offer of securities of PT Multimedia in the United States.

Contacts: Lídia Falcão, Investor Relations Director
lidia.m.falcao@pt-multimedia.pt

Tel.: +351.21.7824725
Fax: +351.21.7824735

This release contains forward-looking statements. Such statements are not statements of historical fact, and reflect goals of the company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company's current goals and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

EXHIBIT A-10

Press release entitled "General Meeting resolutions of April 28, 2005 in respect of Purchase of Treasury Shares – Share Buy Back Programme with Share Capital Reduction"

See attachment.

Multimedia

PT- Multimédia - Serviços de Telecomunicações e Multimédia, SGPS, S.A.
Public Company
Head Office: Av. 5 de Outubro, n.° 208, Lisboa
Share Capital: Euros 78,448,464
Registered with Commercial Registry of Lisbon under number 8357
Corporation number 504 453 513

Public Notice

General Meeting resolutions of April 28, 2005 in respect of Purchase of Treasury Shares - Share Buy Back Programme with Share Capital Reduction

PT-Multimédia - Serviços de Telecomunicações e Multimédia, SGPS, S.A. (PT Multimedia) informs, in the light of the article 248 of the Securities Code and the Commission Regulation (EC)2273/2003, of 22 December 2003, that the annual general meeting occurred on April 28, 2005 approved the following:

1. General resolution authorising the acquisition and sale of treasury shares, with the following key aspects:

   a) Maximum number of shares to be acquired: Up to a limit equivalent to ten percent of the share capital, deducting any disposals made, without prejudice to compliance with specific obligations;

   b) Term during which the acquisition may be made: eighteen months, beginning the date of resolution;

   c) Minimum and maximum consideration: within a range of fifteen per cent less and more, with regard to the lowest and average trading price, respectively, of the shares traded on Portuguese stock exchanges, during the 5 stock exchange sessions immediately preceding the date of acquisition, notwithstanding compliance with specific obligations;

   d) Moment of acquisition: to be determined by the management body of the purchasing company.

   In any acquisition authorisations that the Board of Directors may resolve, the resolution also envisages that the Board shall take into account the recommendations of the CMVM and the contents of the aforementioned Regulations, namely in the following aspects:

   a) Adequate maintenance of registration and appropriate public disclosure of the operations performed;

b) Carrying out the transactions under conditions of time, form and volume that do not disturb the ordinary operation of the market, notably seeking to avoid it at sensitive times for trading, in particular, at the opening and closing of the session, at times of market disturbance, at times close to the disclosure of material events or of the disclosure of results;

c) Carrying out of the acquisitions at a price not exceeding the highest of the last independent transaction and the highest independent offer at the time of acquisition on the Euronext Lisbon;

d) Limiting the acquisitions to 25% of the daily average trading volume, or to 50% of such volume if communicated to the competent authority and disclosed to the market.

This purchase of treasury shares resolution is merely an authorisation, being any actual acquisition dependent on the resolution of the Board of Directors.

2. It was also approved the purchase of treasury shares to execute the share capital reduction resolution by up to 2,565,226.50 euros, through the cancellation of 5,130,453 treasury shares, which shall be acquired by the company in connection with the physical liquidation of put warrants to be issued. This acquisition is in addition to and independent from the general resolution on the acquisition and sale of the treasury shares referred to in 1. and shall comply with the terms and conditions of that general resolution, with the following characteristics:

   a) The acquisition date shall correspond to the strike date of put warrants that may be established by the Board of Directors;

   b) The acquisitions shall be made outside of or on the stock exchange and it shall result exclusively from the exercise with physical delivery of the put warrants issued;

   c) The acquisitions shall be made at the strike price of the aforementioned put warrants;

   d) In the acquisitions only assets which, according to Articles 32 and 33 of the Companies Code, could be distributed to shareholders, can be used for payment.

3. The issue of the put warrants for the share buy back programme is, due to their specific nature and autonomous importance, subject of a separate public disclosure.

Lisbon, April 29th 2005

Contacts:

Lídia Falcão, Investor Relations
lidia.m.falcao@pt-multimedia.pt
PT Multimedia
Tel.: + 351 21 78 24725
Fax: + 351 21 78 24735

EXHIBIT A-11

RECEIVED

Brief description of the consolidated and unconsolidated annual report and financial statements for 2004

The consolidated and unconsolidated annual report and financial statements of the Company for the year ended December 31, 2004 includes:

1. certain key operational information on the pay TV and broadband Internet, audiovisuals and media businesses;

2. the members of the Company's corporate bodies, including officials of the General Meeting of Shareholders, members of the Board of Director and statutory sole auditor (*fiscal único*);

3. the Company's simplified corporate structure as of December 31, 2004;

4. the management report, which includes information on significant events of 2004, the performance of the Company's shares, projects developed in 2004, the development of each of the Company's business segments, the analysis of consolidated results, forward-looking information and the proposed allocation of profits (the "Management Report");

5. the number of shares of the Company held on December 31, 2004 by the members of its Board of Directors and by its statutory sole auditor (*fiscal único*);

6. the description of qualified shareholdings held by third parties on December 31, 2004, including the shareholdings of Portugal Telecom, SGPS, S.A., Banco Espírito Santo, S.A., Banco Português de Investimento, S.A., Santander Totta and Colaney Investments Limited;

7. the consolidated financial statements of the Company, including balance sheets, income statements and cash flow statements as of and for the years ended December 31, 2004 and 2003 and related notes (collectively, the "Consolidated Financial Statements"). The Consolidated Financial Statements show, among other things, (1) consolidated total assets after amortizations and adjustments (*activo liquido*) of €1,145,707,801 as of December 31, 2004, compared to €900,658,189 as of December 31, 2003, (2) consolidated shareholders' equity of €488,747,135 as of December 31, 2004, compared to consolidated shareholders' equity of €391,511,313 as of December 31, 2003 and (3) consolidated net income of €110,083,957 in the year ended December 31, 2004, compared to €30,716,226 in the year ended December 31, 2003;

8. the report and opinion of the Company's sole auditor issued on March 2, 2005 to the board of directors and shareholders of the Company in connection with the Management Report and the Consolidated Financial Statements;

9. the legal certification of the Consolidated Financial Statements by the sole auditor dated March 2, 2005;

10. the report and opinion of the Company's external auditor (registered with the Portuguese Securities and Exchange Commission) issued on March 2, 2005 in connection with the Management Report and the Consolidated Financial Statements;

11. the unconsolidated financial statements of the Company, including balance sheets, income statements and cash flow statements as of and for the years ended December 31, 2004 and 2003 and related notes (collectively, the "Unconsolidated Financial Statements"). The Unconsolidated Financial Statements show, among other things, (1) unconsolidated total assets after amortizations and adjustments (*activo liquido*) of €775,988,652 as of December 31, 2004, compared to €571,155,444 as of December 31, 2003, (2) unconsolidated shareholders' equity of €488,747,068 as of December 31, 2004, compared to unconsolidated shareholders' equity of €391,511,256 as of December 31, 2003 and (3) unconsolidated net income of €110,083,898 in the year ended December 31, 2004, compared to €30,716,064 in the year ended December 31, 2003;

12. the report and opinion of the Company's sole auditor issued on March 2, 2005 to the board of directors and shareholders of the Company in connection with the Management Report and the Unconsolidated Financial Statements;

13. the legal certification of the Unconsolidated Financial Statements by the sole auditor dated March 2, 2005;

14. the report and opinion of the Company's external auditor (registered with the Portuguese Securities and Exchange Commission) issued on March 2, 2005 in connection with the Management Report and the Unconsolidated Financial Statements; and

15. an extract from the minutes of the annual general shareholders' meeting.

EXHIBIT A-12

Press release as to the Company's share price on Eurolist

See attachment.

Multimedia

PT- Multimédia - Serviços de Telecomunicações e Multimédia, SGPS, S.A.
Public Company
Head Office: Av. 5 de Outubro, n.º 208, Lisboa
Share Capital: Euros 78,448,464
Registered with Commercial Registry of Lisbon under number 8357
Corporation number 504 453 513

COVERED WARRANTS OVER PT MULTIMEDIA SHARES REPRESENTING THE SHARE CAPITAL IN PT MULTIMÉDIA - SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMÉDIA, SGPS, S.A.

Lisbon, May 9th 2005 - PT-Multimedia announces that according to the information provided by Euronext Lisbon, the weighted average trade price of PT-Multimedia shares today on Eurolist by Euronext was of Euros 18.10.

This information is also available on the Investor Relations page of the PT Multimedia site at: http://www.pt-multimedia.pt

Contacts: Lídia Falcão, Investor Relations Director
lidia.m.falcao@pt-multimedia.pt

PT Multimedia
Tel.: (+351) 21 782 4725
Fax: (+351) 21 782 4735

PT Multimedia is listed on Euronext Lisbon. Information is available on the company at Reuters through code PTMN.IN and at Bloomberg through code PTM PL.

EXHIBIT A-13

Press release as to the Company's share price on Eurolist

See attachment.

PT Multimedia

PT- Multimédia - Serviços de Telecomunicações e Multimédia, SGPS, S.A.
Public Company
Head Office: Av. 5 de Outubro, n.° 208, Lisboa
Share Capital: Euros 78,448,464
Registered with Commercial Registry of Lisbon under number 8357
Corporation number 504 453 513

COVERED WARRANTS OVER PT MULTIMEDIA SHARES REPRESENTING THE SHARE CAPITAL IN PT MULTIMÉDIA - SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMÉDIA, SGPS, S.A.

Lisbon, May 10th 2005 - PT-Multimedia announces that according to the information provided by Euronext Lisbon, the weighted average trade price of PT-Multimedia shares today on Eurolist by Euronext was of Euros 18.16.

This information is also available on the Investor Relations page of the PT Multimedia site at: http://www.pt-multimedia.pt

Contacts: Lídia Falcão, Investor Relations Director
lidia.m.falcao@pt-multimedia.pt

PT Multimedia
Tel.: (+351) 21 782 4725
Fax: (+351) 21 782 4735

PT Multimedia is listed on Euronext Lisbon. Information is available on the company at Reuters through code PTMN.IN and at Bloomberg through code PTM PL.

EXHIBIT A-14

Press release as to the Company's share price on Eurolist

See attachment.

Multimedia

PT- Multimédia - Serviços de Telecomunicações e Multimédia, SGPS, S.A.
Public Company
Head Office: Av. 5 de Outubro, n.° 208, Lisboa
Share Capital: Euros 78,448,464
Registered with Commercial Registry of Lisbon under number 8357
Corporation number 504 453 513

COVERED WARRANTS OVER PT MULTIMEDIA SHARES REPRESENTING THE SHARE CAPITAL IN PT MULTIMÉDIA - SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMÉDIA, SGPS, S.A.

Lisbon, May 11th 2005 - PT-Multimedia announces that according to the information provided by Euronext Lisbon, the weighted average trade price of PT-Multimedia shares today on Eurolist by Euronext was of Euros 18.12.

This information is also available on the Investor Relations page of the PT Multimedia site at: http://www.pt-multimedia.pt

Contacts: Lídia Falcão, Investor Relations Director
lidia.m.falcao@pt-multimedia.pt

PT Multimedia
Tel.: (+351) 21 782 4725
Fax: (+351) 21 782 4735

PT Multimedia is listed on Euronext Lisbon. Information is available on the company at Reuters through code PTMN.IN and at Bloomberg through code PTM PL.

EXHIBIT A-15

Press release as to the Company's share price on Eurolist

See attachment.

Multimedia

PT- Multimédia - Serviços de Telecomunicações e Multimédia, SGPS, S.A.
Public Company
Head Office: Av. 5 de Outubro, n.° 208, Lisboa
Share Capital: Euros 78,448,464
Registered with Commercial Registry of Lisbon under number 8357
Corporation number 504 453 513

COVERED WARRANTS OVER PT MULTIMEDIA SHARES REPRESENTING THE SHARE CAPITAL IN PT MULTIMÉDIA - SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMÉDIA, SGPS, S.A.

Lisbon, May 12th 2005 - PT-Multimedia announces that according to the information provided by Euronext Lisbon, the weighted average trade price of PT-Multimedia shares today on Eurolist by Euronext was of Euros 18.16.

This information is also available on the Investor Relations page of the PT Multimedia site at: http://www.pt-multimedia.pt

Contacts: Lídia Falcão, Investor Relations Director
lidia.m.falcao@pt-multimedia.pt

PT Multimedia
Tel.: (+351) 21 782 4725
Fax: (+351) 21 782 4735

PT Multimedia is listed on Euronext Lisbon. Information is available on the company at Reuters through code PTMN.IN and at Bloomberg through code PTM PL.

EXHIBIT A-16

Press release as to the Company's share price on Eurolist

See attachment.

Multimedia

PT- Multimédia - Serviços de Telecomunicações e Multimédia, SGPS, S.A.
Public Company
Head Office: Av. 5 de Outubro, n.° 208, Lisboa
Share Capital: Euros 78,448,464
Registered with Commercial Registry of Lisbon under number 8357
Corporation number 504 453 513

COVERED WARRANTS OVER PT MULTIMEDIA SHARES REPRESENTING THE SHARE CAPITAL IN PT MULTIMÉDIA - SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMÉDIA, SGPS, S.A.

Lisbon, May 13th 2005 - PT-Multimedia announces that according to the information provided by Euronext Lisbon, the weighted average trade price of PT-Multimedia shares today on Eurolist by Euronext was of Euros 18.08.

This information is also available on the Investor Relations page of the PT Multimedia site at: http://www.pt-multimedia.pt

Contacts: Lídia Falcão, Investor Relations Director
lidia.m.falcao@pt-multimedia.pt

PT Multimedia
Tel.: (+351) 21 782 4725
Fax: (+351) 21 782 4735

PT Multimedia is listed on Euronext Lisbon. Information is available on the company at Reuters through code PTMN.IN and at Bloomberg through code PTM PL.

EXHIBIT A-17

Press release as to the Company's share price on Eurolist

See attachment.

Multimedia

PT- Multimédia - Serviços de Telecomunicações e Multimédia, SGPS, S.A.
Public Company
Head Office: Av. 5 de Outubro, n.° 208, Lisboa
Share Capital: Euros 78,448,464
Registered with Commercial Registry of Lisbon under number 8357
Corporation number 504 453 513

COVERED WARRANTS OVER PT MULTIMEDIA SHARES REPRESENTING THE SHARE CAPITAL IN PT MULTIMÉDIA - SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMÉDIA, SGPS, S.A.

Lisbon, May 16th 2005 - PT-Multimedia announces that according to the information provided by Euronext Lisbon, the weighted average trade price of PT-Multimedia shares today on Eurolist by Euronext was of Euros 18.10.

This information is also available on the Investor Relations page of the PT Multimedia site at: http://www.pt-multimedia.pt

Contacts: Lídia Falcão, Investor Relations Director
lidia.m.falcao@pt-multimedia.pt

PT Multimedia
Tel.: (+351) 21 782 4725
Fax: (+351) 21 782 4735

PT Multimedia is listed on Euronext Lisbon. Information is available on the company at Reuters through code PTMN.IN and at Bloomberg through code PTM PL.

EXHIBIT A-18

Press release as to the Company's share price on Eurolist

See attachment.

Multimedia

PT- Multimédia - Serviços de Telecomunicações e Multimédia, SGPS, S.A.
Public Company
Head Office: Av. 5 de Outubro, n.° 208, Lisboa
Share Capital: Euros 78,448,464
Registered with Commercial Registry of Lisbon under number 8357
Corporation number 504 453 513

COVERED WARRANTS OVER PT MULTIMEDIA SHARES REPRESENTING THE SHARE CAPITAL IN PT MULTIMÉDIA – SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMÉDIA, SGPS, S.A.

Lisbon, May 17th 2005 - PT-Multimedia announces that according to the information provided by Euronext Lisbon, the weighted average trade price of PT-Multimedia shares today on Eurolist by Euronext was of Euros 18.21.

This information is also available on the Investor Relations page of the PT Multimedia site at: http://www.pt-multimedia.pt

Contacts: Lídia Falcão, Investor Relations Director
lidia.m.falcao@pt-multimedia.pt

PT Multimedia
Tel.: (+351) 21 782 4725
Fax: (+351) 21 782 4735

PT Multimedia is listed on Euronext Lisbon. Information is available on the company at Reuters through code PTMN.IN and at Bloomberg through code PTM PL.

EXHIBIT A-19

Press release as to the Company's share price on Eurolist

See attachment.

Multimedia

PT- Multimédia - Serviços de Telecomunicações e Multimédia, SGPS, S.A.
Public Company
Head Office: Av. 5 de Outubro, n.° 208, Lisboa
Share Capital: Euros 78,448,464
Registered with Commercial Registry of Lisbon under number 8357
Corporation number 504 453 513

COVERED WARRANTS OVER PT MULTIMEDIA SHARES REPRESENTING THE SHARE CAPITAL IN PT MULTIMÉDIA - SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMÉDIA, SGPS, S.A.

Lisbon, May 18th 2005 - PT-Multimedia announces that according to the information provided by Euronext Lisbon, the weighted average trade price of PT-Multimedia shares today on Eurolist by Euronext was of Euros 18.25.

This information is also available on the Investor Relations page of the PT Multimedia site at: http://www.pt-multimedia.pt

Contacts: Lídia Falcão, Investor Relations Director
lidia.m.falcao@pt-multimedia.pt

PT Multimedia
Tel.: (+351) 21 782 4725
Fax: (+351) 21 782 4735

PT Multimedia is listed on Euronext Lisbon. Information is available on the company at Reuters through code PTMN.IN and at Bloomberg through code PTM PL.

EXHIBIT A-20

Press release as to the Company's share price on Eurolist

See attachment.

PT Multimedia

PT- Multimédia - Serviços de Telecomunicações e Multimédia, SGPS, S.A.
Public Company
Head Office: Av. 5 de Outubro, n.° 208, Lisboa
Share Capital: Euros 78,448,464
Registered with Commercial Registry of Lisbon under number 8357
Corporation number 504 453 513

COVERED WARRANTS OVER PT MULTIMEDIA SHARES REPRESENTING THE SHARE CAPITAL IN PT MULTIMÉDIA - SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMÉDIA, SGPS, S.A.

Lisbon, May 19th 2005 - PT-Multimedia announces that according to the information provided by Euronext Lisbon, the weighted average trade price of PT-Multimedia shares today on Eurolist by Euronext was of Euros 18.17.

This information is also available on the Investor Relations page of the PT Multimedia site at: http://www.pt-multimedia.pt

Contacts: Lídia Falcão, Investor Relations Director
lidia.m.falcao@pt-multimedia.pt

PT Multimedia
Tel.: (+351) 21 782 4725
Fax: (+351) 21 782 4735

PT Multimedia is listed on Euronext Lisbon. Information is available on the company at Reuters through code PTMN.IN and at Bloomberg through code PTM PL.

EXHIBIT A-21

Press release as to the Company's share price on Eurolist

See attachment.

Multimedia

PT- Multimédia - Serviços de Telecomunicações e Multimédia, SGPS, S.A.
Public Company
Head Office: Av. 5 de Outubro, n.° 208, Lisboa
Share Capital: Euros 78,448,464
Registered with Commercial Registry of Lisbon under number 8357
Corporation number 504 453 513

COVERED WARRANTS OVER PT MULTIMEDIA SHARES REPRESENTING THE SHARE CAPITAL IN PT MULTIMÉDIA - SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMÉDIA, SGPS, S.A.

Lisbon, May 20th 2005 - PT-Multimedia announces that according to the information provided by Euronext Lisbon, the weighted average trade price of PT-Multimedia shares today on Eurolist by Euronext was of Euros 18.23.

This information is also available on the Investor Relations page of the PT Multimedia site at: http://www.pt-multimedia.pt

Contacts: Lídia Falcão, Investor Relations Director
lidia.m.falcao@pt-multimedia.pt

PT Multimedia
Tel.: (+351) 21 782 4725
Fax: (+351) 21 782 4735

PT Multimedia is listed on Euronext Lisbon. Information is available on the company at Reuters through code PTMN.IN and at Bloomberg through code PTM PL.

EXHIBIT A-22

Summary of notice of qualified shareholding

The Company informed that on May 24, 2005, Banco Santander Totta, S.A. entered into a share loan agreement with Totta Ireland Plc with respect to 15,287,545 shares of the Company, for a three-year period.

EXHIBIT A-23

Brief description of the first quarter 2005 financial information disclosed per the Portuguese Securities Commission rules

The Company disclosed consolidated and unconsolidated balance sheets as of March 31, 2005 and December 31, 2004, and income statements for the first quarter of 2005 and the first quarter of 2004, in the form and in accordance with rules issued by the Portuguese Securities Commission (*Comissão do Mercado de Valores Mobiliários*).

(Note: The first quarter 2005 earnings release listed in the index to this Annex A and previously submitted to the Commission serves as an English-language summary of the consolidated financial information set forth in the document described above.)

EXHIBIT A-24

Brief description of the Corporate Governance Report for 2004

The Corporate Governance Report (*Relatório de Governo da Sociedade*) of the Company for the year ended December 31, 2004 includes:

1. declaration of compliance with certain recommendations of the Portuguese Securities Commission for the governance of listed companies;

2. recent developments of the PT Group;

3. organizational structure of the Company;

4. description of the roles, responsibilities, composition and method of operation of the governance bodies, including information on the General Meeting of Shareholders, Board of Directors, Executive Committee and other internal committees;

5. information on the Company's shareholders and shares, including information on the shareholding structure and influence, relationship with shareholders, defensive measures that may interfere in the success of tender offers, performance of the shares in the market, dividend policy and share buyback program;

6. information on the Board of Directors' compensation;

7. risk factors applicable to the Company and description of risk management strategies;

8. information on the Code of Ethics adopted by the Company, independent members of the Board of Directors, conflicts of interest, external auditors and communication of irregularities; and

9. information on the Investor Relations Department and activities.

EXHIBIT A-25

Brief description of a notice published in the Portuguese government newspaper *Diário da República*

On June 29, 2005, the Company published a copy of the filing with the Lisbon Board of Trade of the consolidated and unconsolidated annual report and financial statements for 2004.

EXHIBIT A-26

Summary of the public notice as to the resignation of Joaquim Francisco Alves Ferreira de Oliveira

The Company informed that Mr. Joaquim Francisco Alves Ferreira de Oliveira resigned from the position of administrator (member of the Board of Directors) of the Company.

PT Multimedia

PT- Multimédia - Serviços de Telecomunicações e Multimédia, SGPS, S.A.
Public Company
Head Office: Av. 5 de Outubro, n.º 208, Lisboa
Share Capital: Euros 77,274,207
Registered with Commercial Registry of Lisbon under number 8357
Corporation number 504 453 513

RELEASE

Pursuant to Article 3(d) of the CMVM Regulation No. 24/2000, PT-Multimédia informs that it has received a letter of resignation from the position of Director submitted by Joaquim Francisco Alves Ferreira de Oliveira.

Lisbon, 30th June 2005

This information is also available on the Investor Relations page of the PT Multimedia site at: http://www.pt-multimedia.pt

Contacts: Lídia Falcão, Investor Relations Director
lidia.m.falcao@pt-multimedia.pt

PT-Multimédia
Tel.: (+351) 21 782 4725
Fax: (+351) 21 782 4735

PT Multimedia is listed on Euronext Lisbon. Information is available on the company at Reuters through code PTMN.IN and at Bloomberg through code PTM PL.

EXHIBIT A-27

Summary of notice of qualified shareholding

The Company disclosed information on recent transactions involving acquisitions and sales of voting shares of the Company by Santander Totta, SGPS, S.A. and companies controlled by it or which make part of its group, as follows:

- on July 6, 2005, Banco Santander Totta, S.A. sold on the stock exchange 69,610 shares of the Company.

The Company further informed that after the aforementioned transactions, Santander Totta, SGPS, S.A. became the holder of the following shareholder interests and voting rights:

Company	Shares	% Voting Rights
Totta Ireland Plc	30,575,090	9.89
Banco Santander de Negócios Portugal, S.A.	270,659	0.09
TOTAL	30,845,749	9.98

EXHIBIT A-28

Summary of notice of qualified shareholding

The Company disclosed information on recent transactions involving acquisitions and sales of voting shares of the Company by Banco Espírito Santo, S.A. (BES) and companies controlled by it or which make part of its group, as follows:

- on July 11, 2005, acquisition of 800,000 shares by the *Fundos de Pensões BES* (BES Pension Funds) administered by ESAF – ES Fundos de Pensões, S.A.

The Company further informed that after the aforementioned transactions, BES became the holder of the following shareholder interests and voting rights:

Company	Shares	% Voting Rights
BES, S.A.	17,694,414	5.725
ESAF – E.S. FIM (Securities Investment Funds)	259,813	0.083
ESAF – E.S.G. Patrimónios	73,620	0.024
ESAF – E.S. Fundos de Pensões (Pension Funds)	6,728,039	2.177
BES Management	111,270	0.036
TOTAL	23,958,647	8.045

EXHIBIT A-29

Press release entitled "PT Multimedia announces the project of decision of non-opposition by the Competition Authority to the Sale of Lusomundo Serviços"

See attachment.

PT Multimedia

RELEASE

PT Multimedia announces the project of decision of non-opposition by the Competition Authority to the sale of Lusomundo Serviços

Lisbon, Portugal, 21 July 2005 – PT-Multimédia - Serviços de Telecomunicações e Multimédia, SGPS, S.A. ("PT Multimedia" or "the Company") announces that the Competition Authority has notified Controlinveste, SGPS, S.A. today that in the project of decision under the concentration notification procedure on the acquisition by such company of Lusomundo Serviços, SGPS, S.A., including 80,91% of Lusomundo Media, SGPS, S.A., it considers that the transaction shall not create or reinforce obstacles that would significantly impede effective competition in the relevant market.

Contacts: Lídia Falcão, Investor Relations Director
lidia.m.falcao@pt-multimedia.pt

Tel.: +351.21.7824725
Fax: +351.21.7824735

EXHIBIT A-30

Press release entitled "PT Multimedia announces the decision of non-opposition by the Competition Authority to the sale of Lusomundo Serviços"

See attachment.

PT Multimedia

RELEASE

PT Multimedia announces the decision of non-opposition by the Competition Authority to the sale of Lusomundo Serviços

Lisbon, Portugal, 10 August 2005 – PT-Multimédia - Serviços de Telecomunicações e Multimédia, SGPS, S.A. ("PT Multimedia" or "the Company") announces that the Competition Authority has notified Controlinveste, SGPS, S.A. today of its decision not to oppose to the acquisition by such company of Lusomundo Serviços, SGPS, S.A., including 80.91% of Lusomundo Media, SGPS, S.A., as it considers that the transaction shall not create or reinforce a dominant position which could result in material barriers to effective competition in the relevant market of nation-wide daily written generalist press.

Contacts: Lídia Falcão, Investor Relations Director
lidia.m.falcao@pt-multimedia.pt

Tel.: +351.21.7824725
Fax: +351.21.7824735

PT Multimedia

PT- Multimédia - Serviços de Telecomunicações e Multimédia, SGPS, S.A.
Public Company
Head Office: Av. 5 de Outubro, n.º 208, Lisboa
Share Capital: Euros 250,368,430.68
Registered with Commercial Registry of Lisbon under number 8357
Corporation number 504 453 513

Competition Authority notifies PT Multimedia about fine

Lisbon, August 10th 2006 - PT Multimedia ("PTM") informs that it has been notified of the decision of the Competition Authority ("AdC") to apply a fine of around 0.4% of the turnover of PTM, in the amount of 2,500,000 euros, for the alleged violation of the competition legislation in two clauses of the Partnership Agreement entered into on 27 March 2000 with SIC - Sociedade Independente de Comunicação, S.A..

This agreement was formalised in the context of the sale to SIC, by PTM, of 60% of the share capital of the company owner of the former *Canal CNL*, an operation approved by the Secretary of State for Trade and Services (*Secretário de Estado do Comércio e Serviços*) on 28 August 2000. In that agreement, TV Cabo granted SIC, for a period of 10 years, a right of first refusal for the supply of channels, in Portuguese and produced in Portugal, for the basic TV Cabo package. SIC, in other hand, granted PTM an exclusive right in the marketing of the channels that were ordered from SIC. Not having accepted these terms of the Agreement, the AdC granted PTM and SIC 30 business days to amend the Partnership Agreement.

PTM is analysing in detail the grounds and the consequences of the decision of the AdC and shall decide in due course on its position with respect to this process.

This information is also available on the Investor Relations page of the PT Multimedia site at www.pt-multimedia.pt

Contacts

Lídia Falcão
Investor Relations
lidia.falcao@pt-multimedia.pt

PT Multimedia
Avenida 5 de Outubro, 208
1059-203 Lisboa, Portugal
Tel.: +351 21 782 4725
Fax: +351 21 782 4735

PT Multimedia is listed on Euronext Lisbon. Information is available on the company at Reuters through code PTMN.IN and at Bloomberg through code PTM PL.

EXHIBIT A-31

Press release entitled "PT Multimedia announces the execution of Lusomundo Serviços sale"

See attachment.

PT Multimedia

ANNOUNCEMENT

PT Multimedia announces the execution of Lusomundo Serviços sale

Lisbon, Portugal, 25 August 2005 – PT Multimedia – Serviços de Telecomunicações e Multimedia, SGPS, S.A. ("PT Multimedia") announces today that it has executed the sale of Lusomundo Serviços, SGPS, S.A. shares, including 80.91% of Lusomundo Media, SGPS, S.A., to Olivedesportos – Publicidade, Televisão e Media, S.A., a company 100% owned by Controlinveste, SGPS, S.A..

The sale now executed was announced on 28 February 2005 and was pending Competition Authority decision of non-opposition which was obtained on 10 August 2005.

The proceeds for PT Multimedia are of Euros 173.8 million, Euros 10.1 million of which were paid to Portugal Telecom, SGPS, S.A. for the acquisition of the 5.94% direct shareholding in Lusomundo Media, SGPS, S.A..

Contacts: Lídia Falcão, Investor Relations Director
lidia.m.falcao@pt-multimedia.pt

PT Multimedia
Tel.: (+351) 21 782 4725
Fax: (+351) 21 782 4735

EXHIBIT A-32

Brief description of a notes published in the Portuguese government newspaper *Diário da República*

On September 13, 2005, the Company published a copy of the filing with the Lisbon Board of Trade of the amendment to item 3 of Article 4, items 2 and 3 of Article 7, Article 8, and items 2, 3 and 11 of Article 12 of the Company's Articles of Association.

EXHIBIT A-33

Brief description of a notice published in the Portuguese government newspaper *Diário da República*

On September 21, 2005, the Company published a copy of the filing with the Lisbon Board of Trade of the amendment to items 1 and 2 of Article 4, and item 4 of Article 12 of the Company's Articles of Association.

Summary of notice of qualified shareholding

The Company disclosed information on recent transactions involving acquisitions and sales of voting shares of the Company by Banco BPI, S.A. (BPI) and companies controlled by it or which form part of its group, as follows:

- on July 1, 2005, acquisition of 59,363 shares by BPI Fundos – Gestão de Fundos de Investimento Mobiliário, S.A.;
- on September 27, 2005, acquisition of 365,928 shares by the Pension Fund of Banco BPI, S.A.; and
- on September 28, 2005, acquisition of 1,279,604 shares by the Pension Fund of Banco BPI, S.A.

The Company further informed that after the aforementioned transactions, BPI became the holder of the following shareholder interests and voting rights:

Company	Shares	% Voting Rights
Banco Português de Investimento, S.A. (own portfolio)	206,316	0.07
BPI Vida – Companhia de Seguros Vida, S.A.	109,365	0.04
Investment Funds administered by BPI Fundos – Gestão de Fundos de Investimento Mobiliário, S.A.	602,104	0.19
Pension Funds of Banco BPI, S.A.	7,500,341	2.43
Other Pension Funds administered by BPI Pensões – Sociedade Gestora de Fundos de Pensões, S.A.	800	0.00
TOTAL	8,418,926	2.72

EXHIBIT A-35

Brief description of the consolidated and unconsolidated report and financial statements of the Company for the six months ended June 30, 2005

The consolidated and unconsolidated report and financial statements of the Company for the six months ended June 30, 2005 includes:

1. certain key operational and financial information on the pay TV and broadband Internet and audiovisuals businesses;

2. the members of the Company's corporate bodies, including officials of the General Meeting of Shareholders, members of the Board of Director and statutory sole auditor (*fiscal único*);

3. the Company's simplified corporate structure as of June 30, 2005;

4. the management report, which includes information on significant events of the first half of 2005, the development of each of the Company's business segments and the analysis of consolidated results;

5. the number of shares of the Company held on June 30, 2005 by the members of its Board of Directors and by its statutory sole auditor (*fiscal único*);

6. the description of qualified shareholdings held by third parties on June 30, 2005, including the shareholdings of Portugal Telecom, SGPS, S.A., Banco Espírito Santo, S.A., Santander Totta SGPS, S.A. and Colaney Investments Limited;

7. transactions carried out by the Company in its own shares;

8. the consolidated financial statements of the Company, including income statements and cash flow statements for the six months ended June 30, 2005 and 2004, balance sheets as of June 30, 2005 and December 31, 2004, changes in shareholders' equity for the six months ended June 30, 2005 and for the year ended December 31, 2004, and related notes. These consolidated financial statements show, among other things, (1) consolidated total assets of €1,088,776,816 as of June 30, 2005, compared to €1,067,590,545 as of December 31, 2004, (2) consolidated shareholders' equity of €379,273,616 as of June 30, 2005, compared to consolidated shareholders' equity of €509,309,551 as of December 31, 2004 and (3) consolidated net income of €43,775,824 in the six months ended June 30, 2005, compared to €37,064,966 in the six months ended June 30, 2004;

9. the legal certification of the consolidated financial statements for the six months ended June 30, 2005 by the sole auditor dated September 13, 2005;

10. the report of the Company's external auditor (registered with the Portuguese Securities and Exchange Commission) issued on September 13, 2005 in connection with the consolidated financial statements for the six months ended June 30, 2005;

11. the unconsolidated financial statements of the Company, including income statements and cash flow statements for the six months ended June 30, 2005 and 2004, balance sheets as of June 30, 2005 and December 31, 2004, and related notes. These unconsolidated financial statements show, among other things, (1) unconsolidated total assets after amortizations and adjustments (*activo liquido*) of €679,553,007 as of June 30, 2005, compared to €775,955,652 as of December 31, 2004, (2) unconsolidated shareholders' equity of €354,061,290 as of June 30, 2005, compared to unconsolidated shareholders' equity of €488,747,068 as of December 31, 2004 and (3) unconsolidated net income of €37,344,975 in the six months ended June 30, 2006, compared to €30,585,347 in the six months ended June 30, 2005;

12. the legal certification of the unconsolidated financial statements for the six months ended June 30, 2005 by the sole auditor dated September 13, 2005; and

13. the report and opinion of the Company's external auditor (registered with the Portuguese Securities and Exchange Commission) issued on September 13, 2005 in connection with the unconsolidated financial statements for the six months ended June 30, 2005.

EXHIBIT A-36

Press release entitled "PT Multimedia announces 2005 first nine months results and cash dividend proposal relative to 2005"

See attachment.

Multimedia

RELEASE

PT Multimedia Announces 2005 First Nine Months Results And Cash Dividend Proposal Relative to 2005

Lisbon, Portugal, 2 November 2005 – PT Multimedia (Euronext: PTMN.IN) announced today its unaudited results for the nine month period ending 30 September 2005.

Consolidated operating revenues amounted to Euro 464.4 million in the first nine months of 2005. EBITDA reached Euro 142.6 million, equivalent to a margin of 30.7%. EBITDA minus Capex reached Euro 67.2 million. Net income for the period amounted to Euro 95.5 million. Net debt reached Euro 68.2 million at the end of the first nine months of 2005, a decrease of Euro 46.8 million from the end of 2004.

PT Multimedia announces that the Board of Directors will submit for shareholders' approval at the next Annual General Meeting, a proposal for the payment of a cash dividend for the year ending 31 December 2005 of 27.5 cents per share, subject to market conditions and PT Multimedia's financial condition at that time. This dividend proposal represents a 10% increase over the 25 cents per share dividend paid for the year ended 31 December 2004.

PT Multimedia's consolidated unaudited financial results have been prepared in accordance with International Financial Reporting Standards (IFRS) as from 1 January 2005. Financial information for prior periods has been restated in accordance with IFRS for comparative purposes.

The Media business is disclosed as a discontinued operation in the first nine months of 2004 and 2005, in accordance with IFRS rules, pursuant to the execution on 25 August 2005 of the promissory sale agreement of Lusomundo Serviços, SGPS, S.A. (corresponding to the Media business), signed on 28 February 2005.

Following the sale of the Media business, and taking into consideration the increasingly integrated management of the Pay-TV and Broadband Internet and the Audiovisuals businesses, combined with the growing weight of the Pay-TV business, PT Multimedia is now reporting a single business segment which includes Pay-TV, Broadband Internet and the Audiovisuals businesses.

1. FINANCIAL HIGHLIGHTS

Table 1 – Financial Highlights

Euro million	3Q05	3Q04	y.o.y	9M05	9M04	y.o.y
Operating Revenues	158.6	147.9	7.3%	464.4	433.7	7.1%
Pay TV and Broadband Internet	139.5	126.6	10.2%	410.9	370.2	11.0%
Operating Costs excluding D&A	110.9	100.5	10.3%	321.9	300.1	7.2%
EBITDA (1)	47.8	47.4	0.8%	142.6	133.6	6.7%
Income from Continued Operations	31.7	33.7	(6.1%)	98.2	95.1	3.2%
Net Income	51.8	20.6	151.2%	95.5	57.8	65.2%
Capex	19.8	12.0	64.9%	75.4	34.2	120.4%
Capex as % of Revenues	12.5	8.1	4.4pp	16.2	7.9	8.3pp
EBITDA minus Capex	28.0	35.4	(21.0%)	67.2	99.4	(32.4%)
Net Debt	68.2	142.3	(52.1%)	68.2	142.3	(52.1%)
EBITDA Margin (2) (%)	30.1	32.1	(1.9pp)	30.7	30.8	(0.1pp)
Net Debt to EBITDA (x)	0.4	0.8	(0.4x)	0.4	0.8	(0.4x)
EBITDA Cover (x)	32.3	45.3	(13.0x)	36.9	88.2	(51.3x)

(1) EBITDA = Income from Continued Operations + Depreciation and Amortisation.
(2) EBITDA Margin = EBITDA / Operating Revenues.

Operating revenues increased by 7.1% y.o.y in the first nine months of 2005 to Euro 464.4 million. In the third quarter of 2005, operating revenues increased by 7.3% y.o.y to Euro 158.6 million.

Pay-TV and Broadband Internet revenues increased by 11.0% to Euro 410.9 million in the first nine months of 2005, representing 88.5% of PT Multimedia's consolidated revenue. Operating revenues in the first nine months of 2005 were negatively affected by adjustments made in the customer base, as revenues related to bad debt customers have been deferred. In the third quarter of 2005, operating revenues increased by 10.2% y.o.y to Euro 139.5 million.

EBITDA amounted to Euro 142.6 million an increase 6.7% y.o.y in the first nine months of 2005, equivalent to an EBITDA margin of 30.7%. EBITDA growth was achieved despite: (i) additional investments in programming costs (Euro 10.2 million) related to the reinforcement of the Pay-TV offer with the launch of the new digital service, Funtastic Life, and new premium channels, as well as the increase in Sport TV costs; (ii) reinforcement of customer support service (Euro 2.7 million) in connection with the launch of the digital service, the digitalisation of premium channels and the roll out of new IT systems; (iii) an increase in network repair and maintenance operations (Euro 4.4 million) to ensure high service levels, the upgrade in broadband internet downstream speeds, and the digitalisation of Premium services; and (iv) an increase in provisions (Euro 6.0 million) primarily related to subscribers with bad debt.

Recurring operating income increased by 3.2% y.o.y in the first nine months of 2005 to Euro 98.2 million, equivalent to an operating margin of 21.1%.

Net income totalled Euro 95.5 million in the first nine months of 2005 compared to Euro 57.8 million in the first nine months of 2004, an increase of 65.2% y.o.y.

Capex increased by Euro 41.2 million y.o.y to Euro 75.4 million in the first nine months of 2005, equivalent to 16.2% of revenues. The increase in Capex is primarily due to investments in: (i) the purchase of usage rights for the fifth satellite transponder; (ii) set top boxes related to the digitalization programme; (iii) information systems upgrade; and (iiv) the cable network in order to improve Pay-TV and Broadband Internet offer and quality of service.

EBITDA minus Capex amounted to Euro 67.2 million in the first nine months of 2005, corresponding to 14.5% of operating revenues. PT Multimedia's capex includes the capitalised cost of transponders used in the Pay-TV business, which are leased under long-term contracts. PT Multimedia is currently negotiating

long-term commitments for its telecom services, in order to optimize its cost structure and align its accounting practices (opex and capex) with those of peer group companies.

Net debt, amounted to Euro 68.2 million at the end of the September 2005, a decrease of Euro 46.8 million from the end of 2004. This decrease is essentially due to cash flow generated during the period and to proceeds from the sale of the Media business (Euro 163.7 million), and takes into account outflows related to shareholder remuneration, including dividends and a share buyback amounting to Euro 77.3 million and Euro 91.5 million, respectively.

2. OPERATING HIGHLIGHTS

Table 2 – Key Performance Indicators [1]

	3Q05	3Q04	y.o.y	9M05	9M04	y.o.y
Pay TV and Broadband Internet						
Homes Passed ('000)	2,627	2,529	3.9%	2,627	2,529	3.9%
Bi-directional (Broadband Enabled)	2,504	2,371	5.6%	2,504	2,371	5.6%
Pay-TV Customers [2,3] ('000)	1,485	1,517	(2.1%)	1,485	1,517	(2.1%)
Cable	1,096	1,140	(3.8%)	1,096	1,140	(3.8%)
Satelite	389	378	2.9%	389	378	2.9%
Pay-TV Net Additions ('000)	20	30	(33.9%)	36	76	(52.3%)
Cable	20	16	22.1%	30	46	(34.3%)
Satelite	0	14	(99.5%)	6	30	(80.2%)
Penetration Rate of Cable (%)	41.7%	45.1%	(3.3pp)	41.7%	45.1%	(3.3pp)
Premium Subscriptions [3] ('000)	797	850	(6.2%)	797	850	(6.2%)
Pay to Basic Ratio (%)	53.7%	56.0%	(2.4pp)	53.7%	56.0%	(2.4pp)
Cable Broadband Accesses ('000)	341	290	17.9%	341	290	17.9%
Cable Broadband Net Additions ('000)	9	21	(57.3%)	36	59	(39.1%)
Penetration of Cable Broadband (%)	31.1%	25.4%	5.7pp	31.1%	25.4%	5.7pp
Blended ARPU (Euro)	28.30	25.63	10.4%	27.84	25.23	10.3%
Audiovisuals						
Tickets Sold ('000) [4]	2,017	2,193	(8.0%)	5,097	5,868	(13.1%)

(1) As a result of the adjustments made in the customer base, following the migration to new CRM, provisioning and billing systems, the number of Pay-TV customers at the end of 2Q05, 1Q05 and 4Q04 was 1,465 thousand, 1,456 thousand and 1,449 thousand respectively. The adjusted number of cable broadband customers at the end of 2Q05, 1Q05 and 4Q04 was 333 thousand, 319 thousand and 305 thousand respectively.
(2) These figures are related to the total number of Pay-TV basic customers. PTM's Pay-TV business offers several basic services, based on different technologies, and directed to different market segments (residential, real estate and hotels), with a distinct geographical scope (mainland Portugal and the Azores and Madeira islands) and with a variable number of channels.
(3) These figures include products in temporary promotions, such as "Try and Buy" promotions.
(4) First nine months 2004 figures do not include tickets sold by Warner Lusomundo in December 2003.

Pay-TV and Broadband Internet

- The number of homes passed totalled 2,672 thousand at the end of September 2005, of which 95.3% were bi-directional, therefore enabling broadband Internet and interactive services. In the third quarter of 2005, PT Multimedia started a project to expand its cable network to areas of high population density adjoining currently cabled areas. Through this plan, the number of homes passed is estimated to increase by approximately 400 thousand by the end of 2006.
- Pay-TV customers totalled 1,485 thousand (1,096 thousand in cable and 389 thousand in satellite) in the first nine months of 2005. During the third quarter of 2005, Pay-TV net additions totalled 20 thousand, essentially in the cable service. The pace of net additions in the Satellite Pay-TV service is expected to pick up following the conclusion of the upgrade of the conditional access system software and the exchanging of all digital decoder smart cards by the end of the year. This will allow the migration to Nagra's new Aladin encryption system, thus virtually eliminating piracy on the Satellite service.
- In the first nine months of 2005, efforts to digitalise Pay-TV services continued, with the total number of set-top-boxes with access to digital services surpassing 428 thousand units at the end of September 2005.
- In September, PT Multimedia enhanced its Digital TV service, Funtastic Life, by introducing Sport TV2, a new Portuguese sports channel. Sport TV2 offers complementary programming to the premium sports channel, Sport TV, focusing on diversified coverage of various sports, including football. Sport

TV2 has coverage of the Portuguese League with a preview of each game directly from the stadium, news reports following the games and replays of games previously shown live on Sport TV.

- The Funtastic Life Digital Service has had a strong initial take-up, having already 123 thousand customers by end of September 2005.
- PT Multimedia continued to actively expand its Broadband Internet access service, by reinforcing its' value for money. Hence, PT Multimedia, in conjunction with the PT Group portal, www.sapo.pt, made Sapo Messenger available to its broadband internet customers, allowing free PC2PC VoIP and video call services between NetCabo and Sapo ADSL users.
- At the end of the first nine months of 2005, Broadband Internet subscribers totalled 341 thousand. Net additions in the third quarter of 2005 totalled 9 thousand, despite the fact that broadband penetration rate in Cable TV customers that can access this service is already above 30%.
- Blended ARPU in the first nine months of 2005 totalled Euro 27.84 an increase of 10.3% y.o.y, reflecting higher penetration of broadband services, increases in Pay-TV prices and adjustments made in the client base.

Audiovisuals

- In the third quarter of 2005, PT Multimedia opened two new screens in its already existing Almada multiplex and a new cinema complex with six screens in Viseu. PT Multimedia's cinema network currently has 179 screens, with a total of 32,618 seats.
- The number of cinema tickets sold in Portugal in the third quarter of 2005 totalled 2,017 million, a decrease of 8.0% y.o.y. This decrease, in line with other European and North American markets, is essentially due to a lower number of blockbuster releases worldwide during 2005 and to increased competition among cinema distributors which led to the simultaneous launch of a number of blockbusters.
- In the third quarter of 2005, PT Multimedia distributed 26 movies. Among the films launched were "Madagascar", "The War of the Worlds", "The Skeleton Key", "Herbie Fully Loaded" and "Cinderella Man".
- 144 titles were launched on video, including "Million Dollar Baby", "Tarzan II", "Lilo Stitch 2", and "Heffalump"
- On a comparable basis, Audiovisuals revenues in the first nine months of 2005 have remained stable when compared to the same period last year. This is essentially due to an increased sale of rights for both Pay-TV cinema channels and FTA television.

3. CONSOLIDATED RESULTS

Table 3 – Consolidated Income Statement

Euro million	3Q05	3Q04	y.o.y	9M05	9M04	y.o.y
Operating Revenues	**158.6**	**147.9**	**7.3%**	**464.4**	**433.7**	**7.1%**
Pay-TV and Cable Internet	139.5	126.6	10.2%	410.9	370.2	11.0%
Audiovisuals	22.9	23.4	(2.2%)	62.0	68.4	(9.4%)
Other	(3.7)	(2.1)	75.9%	(8.5)	(4.9)	74.6%
Operating Costs excluding D&A	**110.9**	**100.5**	**10.3%**	**321.9**	**300.1**	**7.2%**
Wages and Salaries	10.2	10.2	0.1%	31.3	31.1	0.7%
Direct costs	49.2	44.3	11.0%	146.5	133.4	9.8%
Costs of Telecommunications	7.2	6.0	20.3%	22.9	19.3	18.6%
Programming Costs	34.0	30.9	10.1%	101.1	91.0	11.2%
Other Direct Costs	8.0	7.4	7.4%	22.5	23.1	(2.6%)
Costs of Products Sold	3.2	3.1	3.8%	11.4	10.2	11.8%
Marketing and Publicity	4.8	5.1	(6.1%)	13.8	16.8	(18.2%)
Support Services	11.9	8.3	43.8%	31.3	25.3	23.6%
Maintenance and Repairs	4.5	4.1	9.9%	15.1	10.7	41.6%
Supplies and External Expenses	20.4	20.3	0.4%	61.9	62.4	(0.7%)
Provisions	5.9	1.9	213.8%	9.8	3.8	153.8%
Taxes Other than Income Taxes	0.5	1.4	(67.0%)	0.3	2.6	(87.3%)
Other Operating Costs	0.3	1.9	(84.3%)	0.5	3.8	(87.9%)
EBITDA	**47.8**	**47.4**	**0.8%**	**142.6**	**133.6**	**6.7%**
Depreciation and Amortisation	16.1	13.7	17.6%	44.4	38.5	15.3%
Income from Continued Operations	**31.7**	**33.7**	**(6.1%)**	**98.2**	**95.1**	**3.2%**
Other Expenses (Income)	**0.1**	**1.0**	**(85.2%)**	**0.1**	**5.3**	**(97.3%)**
Losses (Gains) on Disp. of Fixed Assets	0.1	0.0	n.m.	0.1	(0.0)	n.m.
Other Costs	0.0	1.0	(97.3%)	0.1	5.4	(98.6%)
Income before Financials and Income Taxes	**31.5**	**32.7**	**14.5%**	**98.0**	**89.8**	**14.5%**
Financial Expenses (Income)	**1.7**	**1.5**	**11.5%**	**2.8**	**3.4**	**(17.1%)**
Net Interest Expenses	1.5	1.0	41.2%	3.9	1.5	155.0%
Net Other Financial Expenses (Income)	(1.3)	(0.1)	1640.1%	(2.4)	(0.4)	541.9%
Equity in Losses (Earnings) of Affiliates	1.5	0.5	186.6%	1.4	2.3	(39.8%)
Income Before Income Taxes	**29.9**	**31.2**	**24.5%**	**95.2**	**86.4**	**24.5%**
Provision for Income Taxes	(8.8)	(9.7)	(9.2%)	(26.3)	(26.6)	(1.2%)
Income from Discontinued Operations	32.5	(0.4)	n.m.	28.6	(0.3)	n.m.
Income Applicable to Minority Interests	(1.8)	(0.6)	220.0%	(2.0)	(1.7)	18.5%
Consolidated Net Income	**51.8**	**20.6**	**151.2%**	**95.5**	**57.8**	**65.2%**

Consolidated Operating Revenues

PT Multimedia operating revenues amounted to Euro 464.4 million in the first nine months of 2005, an increase of 7.1% y.o.y. Operating revenues in the first nine months of 2005 were negatively impacted by the adjustments made in the customer base, as revenues related to bad debt customers have been deferred. Likewise, provisions created relative to such customers were reversed.

Considering the negative effect of deferred revenues, operating revenues in Pay-TV and Broadband Internet increased by 11.0% y.o.y in the first nine months of 2005 to Euro 410.9 million, underpinned by continued costumer growth, price increases in Pay-TV services, and increased broadband penetration. In the first nine months of 2005, Pay-TV and Broadband Internet activity accounted for 88.5% of PT Multimedia's operating revenues.

Audiovisuals operating revenues fell by 9.4% y.o.y in the first nine months of 2005 to Euro 62 million. This decline is mainly due to the termination of the Playstation distribution contract with Sony, which resulted in PT Multimedia no longer selling Playstation consoles and associated videogames. Furthermore, video distribution revenues decreased because of the loss of the Columbia video catalogue (cinema producer for Sony). Additionally, in the first quarter of 2004, Warner Lusomundo's fiscal year (November year end) was reconciled with that of PT Multimedia (December year end). This alignment resulted in ten months of Warner Lusomundo activity (from December of 2003 to September of 2004) being incorporated into PT Multimedia's consolidated results for the first nine months of 2004, while the first nine months 2005 results only reflect eight months of Warner Lusomundo activity. Excluding these effects, first nine months 2005 audiovisuals operating revenues would have remained stable when compared to the same period last year. This is essentially due to an increased sale of rights for both Pay TV cinema channels and FTA television.

EBITDA

EBITDA increased by 6.7% y.o.y in the first nine months of 2005 to Euro 142.6 million, and EBITDA margin was 30.7%, a decrease of 0.1pp y.o.y.

In 2005, EBITDA growth was impacted by: (i) additional investments in programming costs (Euro 10.2 million) related to the reinforcement of the Pay-TV offer with the launch of the new digital service, Funtastic Life, and new premium channels, as well as the increase in Sport TV costs; (ii) reinforcement of customer support services (Euro 2.7 million) in connection with the launch of the digital service, the digitalisation of premium channels and the roll out of new IT systems; (iii) an increase in network repair and maintenance operations (Euro 4.4 million) to ensure high service levels, the upgrade in broadband internet downstream speeds, and the digitalisation of Premium services; and (iv) an increase in provisions (Euro 6.0 million) primarily related to subscribers with bad debt.

Consolidated Recurring Operating Costs

Consolidated recurring operating costs, excluding depreciation and amortization, amounted to Euro 321.9 million in the first nine months of 2005, an increase of 7.2% y.o.y over the first nine months of 2004.

Wages and salaries increased by 0.7% y.o.y in the first nine months of 2005 to Euro 31.3 million and represented 6.7% of consolidated revenues.

In the first nine months of 2005, direct costs, which include telecommunication costs, programming costs and other, increased 9.8% y.o.y to Euro 146.5 million. This cost item represented 31.5% of consolidated operating revenues. Programming costs increased by 11.2% y.o.y in the first nine months of 2005 to Euro 101.1 million. The increase in programming costs was essentially due to an 8% increase in costs associated with the premium sports channel, Sport TV, resulting from the increase in the its subscription price. Sport TV channel costs correspond to approximately 44% of programming costs. Additionally, the increase in programming costs is also due to the launch of new channels in 2004 and in the first nine months of 2005, namely the new premium movie channels and the additional channels of Funtastic Life which significantly enriched PT Multimedia's Pay TV offer. Telecommunications costs, which essentially comprises of the rent of Portugal Telecom's optical fibre network, increased 18.6% in the first nine months of 2005. This increase is related to network expansion and to an increase in bi-directional coverage.

Costs of products sold increased by 11.8% y.o.y to Euro 11.4 million in the first nine months of 2005, primarily as a result of an agreement with both the Portuguese Government and the Regional Government of Madeira, in which Cabo TV provides a package with the four national free-to-air channels to Madeira residents. This requires the use of a digital set top box, which is sold by TV Cabo at a price subsidised by the Government. The subsidies provided by the Portuguese Government and the Regional Government of Madeira are accounted as "supplementary revenues". EBITDA is not affected by this operation.

Marketing and publicity costs decreased by 18.2% y.o.y in the first nine months of 2005 to Euro 13.8 million, reflecting cost rationalisation in advertising spending and promotional activities. Marketing and advertising costs accounted for 3.0% of consolidated operating revenues.

Support services costs (including mostly outsourcing costs related to information systems, call centres and logistics) increased 23.6% y.o.y in the first nine months of 2005 to Euro 31.3 million. This increase is essentially due to an increase in costs relative to customer care services to support the launch of new digital services, the digitalisation of Premium services and the migration to new information systems. Simultaneously, there was an increase in outsourcing costs, related to information systems, inherent to the roll out of new systems. Support service costs represented 6.7% of consolidated operating revenues.

Maintenance and repairs costs increased by Euro 4.4 million in the first nine months of 2005, as significant Pay-TV customer growth, the digitalisation of Premium services, and the expansion of broadband services combined with the upgrade of downstream speeds demanded increased network maintenance and repair in order to guarantee higher quality of service levels.

Supplies and external expenses decreased 0.7% y.o.y in the first nine months of 2005 to Euro 61.9 million. This caption accounted for 13.3% of consolidated operating revenues in the first nine months of 2005.

Provisions increased by Euro 6 million in the first nine months of 2005 to Euro 9.8 million. The increase in this caption is primarily due to an increase in provisions for doubtful receivables related to Pay-TV and Broadband Internet business.

Depreciation and amortisation costs increased by 15.3% y.o.y to Euro 44.4 million in the first nine months of 2005. Depreciation charges exceeded capex by Euro 31 million, resulting in a capex to depreciation ratio of 1.7 times in the first nine months of 2005. This item accounted for 9.6% of first half 2005 consolidated operating revenues.

Recurring Operating Income

Recurring operating income rose by 3.2% y.o.y in the first nine months of 2005 to Euro 98.2 million, with operating margin decreasing by 0.8pp to 21.1%.

Net Income

Net income amounted to Euro 95.5 million in the first nine months of 2005, an increase of 65.2% y.o.y compared to Euro 57.8 million booked in the first nine months of 2004.

Net interest expenses amounted to Euro 3.9 million in the first nine months of 2005, compared to Euro 1.5 million in the first nine months of 2004, reflecting the increase in net debt during the period.

Net other financial expenses amounted to Euro 0.4 million in the first nine months of 2005, which includes the recognition of a financial gain of Euro 3.5 million related to the share buyback programme, which corresponds to the difference of the average PT Multimedia share price on the issuance date of the warrants and on the exercise date. This caption mainly includes several financial expenses, namely banking commissions and related expenses.

Equity accounting losses of affiliated companies totalled Euro 1.4 million in the first nine months of 2005, compared to losses of Euro 2.3 million during the same period last year.

Provisions for income taxes totalled Euro 26.3 million in the first nine months of 2005, compared to Euro 26.6 million in the first nine months of 2004.

In the first nine months of 2005, discontinued operations included PT Multimedia's share in the earnings of Lusomundo Serviços from January until July 2005 and an after tax capital gain of Euro 28.6 million from the sale of the Media business.

4. CAPEX

Table 4 – Capex

Euro million	3Q05	3Q04	y.o.y	9M05	9M04	y.o.y
Terminal equipment	5.8	2.6	124.1%	12.9	8.6	49.9%
Pay-TV and Cable Internet Infrastructure	9.3	5.8	59.3%	31.3	15.4	102.8%
Transponders	0.0	0.0	n.m.	16.8	0.0	n.m.
Other	4.7	3.6	31.1%	14.4	10.1	41.8%
Total Capex	**19.8**	**12.0**	**64.9%**	**75.4**	**34.2**	**120.4%**

In the first nine months of 2005, Capex totalled Euro 75.4 million. This includes future payments related to the purchase of usage rights for a fifth satellite transponder until the end of its useful life, estimated at December 2016. The increase in Capex is primarily due to investments in: (i) the purchase of usage rights for the fifth satellite transponder; (ii) set top boxes related to the digitalization programme; (iii) information systems upgrade; and (iiv) the cable network in order to improve Pay-TV and Broadband Internet offer and quality of service. Additionally, Euro 4.8 million was invested in the maintenance and remodelling of cinema complexes, as well as the opening of three new ones.

EBITDA minus Capex amounted to Euro 67.2 million in the first nine months of 2005, corresponding to 14.5% of operating revenues. PT Multimedia's capex includes the capitalised cost of the transponders used in the Pay-TV business, which are leased under long-term contracts. PT Multimedia is currently negotiating long-term commitments for its telecom services, in order to optimize its cost structure and align its accounting practices (opex and capex) with those of peer group companies.

5. CONSOLIDATED BALANCE SHEET

Table 5 – Consolidated Balance Sheet

Euro million	30 September 2005	31 December 2004
Current Assets	216.9	233.0
Cash and Equivalents	32.8	26.7
Accounts Receivable, net	140.3	168.6
Inventories, net	17.5	16.1
Taxes Receivable	1.6	9.4
Prepaid Expenses and Other Current Assets	24.6	12.2
Non-Current Assets	630.3	834.5
Investiments in Group Companies	29.2	50.3
Other Investments	0.0	1.3
Intangible Assets, net	213.9	319.1
Fixed Assets, net	244.1	275.7
Defered Taxes	120.6	165.2
Other Non-Current Assets	22.5	23.0
Assets Related to Discontinued Operations	0.0	0.0
Total Assets	**847.2**	**1,067.6**
Current Liabilities	246.3	277.8
Short Term Debt	8.1	34.8
Accounts Payable	150.8	156.7
Accrued Expenses	57.6	61.7
Deferred Income	21.5	6.9
Taxes Payable	5.4	16.3
Current Provisions and Other Liabilities	3.0	1.4
Non-Current Liabilities	170.8	280.5
Medium and Long Term Debt	110.2	117.3
Accounts Payable	0.0	68.4
Non-Current Provisions and Other Liabilities	60.6	83.0
Accrued Post Retirement Liability	0.0	8.8
Deferred Taxes	0.0	2.9
Liabilities Related to Discontinued Operations	0.0	0.0
Total Liabilities	**417.1**	**558.3**
Equity before Minority Interests	421.2	498.1
Share Capital	77.3	78.4
Issue Premium	159.3	159.3
Reserves, Retained Earnings and Other	89.1	137.5
Net Income	95.5	122.9
Minority Interests	8.8	11.2
Total Shareholders' Equity	**430.1**	**509.3**
Total Liabilities and Shareholders' Equity	**847.2**	**1,067.6**

The gearing ratio [Net Debt / (Net Debt + Shareholders' Equity)] as of 30 September 2005 was 13.7%, while shareholders' equity plus long term debt to total assets ratio stood at 63.8%. At the end of September 2005, the net debt to EBITDA ratio was 0.4 times and the EBITDA cover was 36.9 times.

Consolidated Net Debt

Table 6 – Consolidated Net Debt

Euro million	30 September 2005	31 December 2004	Pro-forma (1) 31 December 2004	Pro-forma Δy.o.y	Pro-forma y.o.y
Short Term	**8.1**	**34.8**	**6.9**	**1.2**	**17.2%**
Bank Loans	0.0	25.0	0.0	0.0	n.s.
Shareholder Loans	0.0	0.0	0.0	0.0	n.s.
Financial leasing	8.1	9.8	6.9	1.2	17.2%
Transponders	7.3	6.0	6.0	1.3	21.7%
Medium and long term	**110.2**	**184.6**	**166.6**	**(56.4)**	**(33.9%)**
Bank Loans	0.0	10.9	0.0	0.0	0.0%
Shareholder Loans	0.0	67.3	67.3	(67.3)	(100.0%)
Financial leasing	110.2	106.5	99.3	10.8	10.9%
Transponders	109.3	98.1	98.1	11.2	11.4%
Total Indebtedness	**118.3**	**219.4**	**173.5**	**(55.2)**	**(31.8%)**
Cash and Short Term-Investments	32.8	26.7	24.7	8.1	32.6%
Loans to Shareholders	17.2	32.0	33.8	(16.5)	(49.0%)
Net Debt	**68.2**	**160.7**	**115.0**	**(46.8)**	**(40.7%)**

(1) Pro-forma values, excluding debt related to Lusomundo Serviços, SGPS, S.A.

PT Multimedia started to consider financial leasing as debt, including the usage rights for five satellite transponders. Consequently, on 30 September, 2005, PT Multimedia's total indebtedness amounted to Euro 118.3 million.

Consolidated net debt as at 30 September 2005 amounted to Euro 68.2 million, a decrease of Euro 46.8 million compared to year-end 2004. This decrease is essentially due to cash flow generated during the period and to proceeds from the sale of the Media business (Euro 163.7 million), and takes into account outflows related to shareholder remuneration, including dividends and a share buyback amounting to Euro 77.3 million and Euro 91.5 million, respectively.

Shareholders' Equity (Excluding Minority Interests)

At 30 September 2005, shareholders' equity excluding minority interest amounted to Euro 421.2 million, a decrease of Euro 76.9 million from the end of 2004, resulting from (i) dividends paid in the period amounting to Euro 77.3 million, (ii) outflow of Euro 91.5 million related to the share buyback program, and (iii) net income generated during the period of Euro 95.5 million.

Pursuant to Portuguese legislation, the amount of distributable reserves is determined according to the standalone financial statements of the company prepared in accordance with Portuguese GAPP. As at 30 September 2005, distributable reserves of PT Multimedia amounted to approximately Euro 165 million. The level of distributable reserves is impacted by the amount of (i) treasury stock owned, (ii) net income generated and (iii) dividends paid.

6. FIRST NINE MONTHS KEY EVENTS AND RECENT DEVELOPMENTS

- On 25 August 2005, PT Multimedia executed the sale of Lusomundo Serviços, SGPS, S.A. shares, including 80.91% of Lusomundo Media, SGPS, S.A., to Olivedesportos – Publicidade, Televisão e Media, S.A., a company 100% owned by Controlinveste, SGPS, S.A. This sale was announced on 28 February 2005 and was pending Competition Authority decision of non-opposition which was obtained on 10 August 2005. The proceeds of this sale for PT Multimedia were of Euros 173.8 million, Euros 10.1 million of which were paid to Portugal Telecom, SGPS, S.A. for the acquisition of the 5.94% direct shareholding in Lusomundo Media, SGPS, S.A..

- On 14 July 2005, PT Multimedia completed the sale of its 33.33% stake in Warner Lusomundo Sogecable, following the approval by the Spanish Competition Authority.

7. BASIS OF PRESENTATION

Application of International Financial Reporting Standards

PT Multimedia has adopted International Financial Reporting Standards ("IFRS") in 2005 and in accordance with IFRS 1 – "First-Time Adoption of International Financial Reporting Standards" has used January 1, 2004 to compute all transition adjustments using the retrospective method, excluding some exceptions permitted by IFRS 1. Before the adoption of IFRS, the PT Multimedia's financial statements were prepared in accordance with Portuguese Accounting Principals (PGAAP).

Main differences between IFRS and PGAAP

1. Dismantling and removal obligations

Under IFRS, the acquisition cost of tangible assets should include the net present value of any future dismantling or removal liabilities, if its value could be reliably estimated and the cash out flow is likely. Under PGAAP, those liabilities should be recognized when the cost is incurred.

2. Sale and lease back transactions

PT Multimedia has entered into Qualified Technological Equipment Transactions over certain of its telecommunication equipment, and received up-front fees to enter in those transations. Under IFRS, all gains obtained with the sale of the equipment should be recognized over the lease period, the assets should not be derecognized of the balance sheet and all special purpose vehicles ("SPV") should be consolidated by the entities that substantially obtained all the economic benefits of the transaction. Under PGAAP, gains were recognized in net income when obtained, for certain transactions the assets were derecognized of the balance sheet and the SPV's were not consolidated.

3. Provisions for restructuring

Under IFRS, provisions for restructuring can only be recognized when certain criteria established by IAS 37 are met, namely the existence of a plan approved by the management, the ability to reasonably measure the obligation and the likelihood of the cash out flow, among others. Under PGAAP, the recognition of provision is subject to a less stringent criteria.

4. Amortization of goodwill

Under IFRS, goodwill recognized in the acquisition of financial investments is not amortized, been subject to periodic impairment tests Under PGAAP, goodwill is amortized through income, although been also subject to periodic impairment tests. IFRS 1 established that transition data for the application of this rule should be applied only after January 1, 2004.

5. Purchase price allocation

Under IFRS, the purchase price should be allocated to the fair value of the assets and liabilities acquired, to unrecognized intangible assets, and the remaining part to goodwill. Under PGAAP, the excess amount of the proportional net assets acquired does not need to be allocated to unrecognized intangible assets, and usually allocated to goodwill. PT Multimedia used the exception of IRFS 1, and has only applied this rule to business combinations entered after January 1, 2004.

7. BASIS OF PRESENTATION

Application of International Financial Reporting Standards

PT Multimedia has adopted International Financial Reporting Standards ("IFRS") in 2005 and in accordance with IFRS 1 – "First-Time Adoption of International Financial Reporting Standards" has used January 1, 2004 to compute all transition adjustments using the retrospective method, excluding some exceptions permitted by IFRS 1. Before the adoption of IFRS, the PT Multimedia's financial statements were prepared in accordance with Portuguese Accounting Principals (PGAAP).

Main differences between IFRS and PGAAP

1. Dismantling and removal obligations
Under IFRS, the acquisition cost of tangible assets should include the net present value of any future dismantling or removal liabilities, if its value could be reliably estimated and the cash out flow is likely. Under PGAAP, those liabilities should be recognized when the cost is incurred.

2. Sale and lease back transactions
PT Multimedia has entered into Qualified Technological Equipment Transactions over certain of its telecommunication equipment, and received up-front fees to enter in those transations. Under IFRS, all gains obtained with the sale of the equipment should be recognized over the lease period, the assets should not be derecognized of the balance sheet and all special purpose vehicles ("SPV") should be consolidated by the entities that substantially obtained all the economic benefits of the transaction. Under PGAAP, gains were recognized in net income when obtained, for certain transactions the assets were derecognized of the balance sheet and the SPV's were not consolidated.

3. Provisions for restructuring
Under IFRS, provisions for restructuring can only be recognized when certain criteria established by IAS 37 are met, namely the existence of a plan approved by the management, the ability to reasonably measure the obligation and the likelihood of the cash out flow, among others. Under PGAAP, the recognition of provision is subject to a less stringent criteria.

4. Amortization of goodwill
Under IFRS, goodwill recognized in the acquisition of financial investments is not amortized, been subject to periodic impairment tests Under PGAAP, goodwill is amortized through income, although been also subject to periodic impairment tests. IFRS 1 established that transition data for the application of this rule should be applied only after January 1, 2004.

5. Purchase price allocation
Under IFRS, the purchase price should be allocated to the fair value of the assets and liabilities acquired, to unrecognized intangible assets, and the remaining part to goodwill. Under PGAAP, the excess amount of the proportional net assets acquired does not need to be allocated to unrecognized intangible assets, and usually allocated to goodwill. PT Multimedia used the exception of IRFS 1, and has only applied this rule to business combinations entered after January 1, 2004.

6. Start-up expenses and research and development

Under IFRS, start-up expenses are recognized when incurred. Under PGAAP, star-up expenses are recognized as an intangible asset and are amortized on a straight line basis.

Under IFRS, expenses related to the research phase should be recognized when incurred, and development expenses could be recognized as an intangible, if any future benefit is expected, and amortized on a straight line during the period benefits are expected to occur. Under PGAAP, research and development expenses are recognized as an intangible asset and are amortized on a straight line basis, if any future benefit is expected to occur.

7. Deferred costs

Under IFRS, deferred costs related to training, marketing and publicity and maintenance and repair are recognized when incurred. Under PGAAP, these costs could be recognized as an intangible asset and amortized on a straight line basis, if any future benefit is expected to occur.

8. Reclassifications

Under IFRS, certain reclassifications were made to the financial statements under PGAAP. The major reclassifications were as follows:

- Provisions for financial investments were deducted to the correspondent asset;
- Provisions for tangible and intangible assets were deducted to the correspondent asset;
- Investment subsidies not recognized in the net income were deducted to the value of the correspondent asset;
- Goodwill generated in the acquisition of associated companies was recognized as a financial investment.

Table 7 – Net Income Reconciliation

Euro million	9M04
Net Income under Portuguese GAAP	**48.4**
Asset retirement obligation (1)	(0.1)
Sale and lease back transactions (2)	0.1
Provisions for restructuring (3)	(2.9)
Goodwill amortization (4)	10.6
Start-up and R&D expenses (5)	2.8
Deferred costs (6)	0.2
Goodwill generated in the acquisition of associated companies (7)	(1.4)
Net Income under IFRS	**57.8**

Table 8 – Shareholder's Equity Reconciliation

Euro million	1 January 2004	31 December 2004
Equity before MI under PGAAP	**391.5**	**488.7**
Asset retirement obligation (1)	(1.1)	(1.2)
Sale and lease back transactions (2)	(1.0)	(0.9)
Provisions for restructuring (3)	10.9	7.4
Goodwill amortization (4)	-	14.3
Start-up and R&D expenses (5)	(11.0)	(8.4)
Deferred costs (6)	(1.2)	(0.4)
Goodwill generated in the acquisition of associated companies (7)	-	(1.4)
Equity before MI under IFRS	**388.0**	**498.1**
Minority Interests under IFRS	9.8	11.2
Total Shareholders' Equity - IFRS	**397.8**	**509.3**

Contacts: Luís Pacheco de Melo, Chief Financial Officer
lmelo@pt-multimedia.pt

Lídia Falcão, Investor Relations
lidia.m.falcao@pt-multimedia.pt

Tel.: +351.21.7824725
Fax: +351.21.7824735

Except for historic information contained herein, this press release contains certain forward looking statements which involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include, among others, the continued use by subscribers of PT Multimedia's services, technological changes and competition, as well as other factors detailed from time to time in PT Multimedia's filings with the Portuguese Securities and Exchange Commission.

PT Multimedia is listed on the Euronext Stock Exchange. Information may be accessed on the Reuters under the symbol PTMN.IN and on Bloomberg under the symbol PTM PL.

EXHIBIT A-37

Brief description of the third quarter 2005 financial information disclosed per the Portuguese Securities Commission rules

The Company disclosed consolidated and unconsolidated balance sheets as of September 30, 2005 and December 31, 2004, and income statements for the third quarter of 2005 and the third quarter of 2004, in the form and in accordance with rules issued by the Portuguese Securities Commission (*Comissão do Mercado de Valores Mobiliários*).

(*Note:* The press release included as Exhibit A-36 serves as an English-language summary of the consolidated financial information set forth in the document above.)

EXHIBIT A-38

Summary of notice of qualified shareholding

The Company disclosed information on recent transactions involving acquisitions and sales of voting shares of the Company by Banco Espírito Santo, S.A. (BES) and companies controlled by it or which form part of its group, as follows:

- On November 30, 2005, sale of 15,460,000 shares by BES, and acquisition of 15,166,500 shares by ESAF – E.S. Fundos de Pensões, S.A., of which 14,346,500 shares were acquired on account of the BES pension fund, 200,000 for the BIC pension fund, and 620,000 for the GES open pension fund.

The Company further informed that after the aforementioned transactions, BES became the holder of the following shareholder interests and voting rights:

Company	Shares	% Voting Rights
BES, S.A.	8,045,261	2.60
ESAF – E.S. FIM (Securities Investment Funds)	259,813	0.08
ESAF – E.S.G. Patrimónios	83,348	0.03
ESAF – E.S. Fundos de Pensões (Pension Funds)		
BES Pension Fund	14,346,500	4.64
Others	821,155	0.27
BES Management	111,270	0.04
TOTAL	23,667,347	7.66

ANNEX B

Date	Material Provided in 2006	Exhibit
06-Jan-06	English-language summary of notice of qualified shareholding	*
08-Feb-06	Press release entitled "Board of Directors informs on public tender offer"	*
14-Feb-06	English-language summary of the public notice as to the resignation of Miguel Galvão Teles	*
06-Mar-06	Response of the Company to the preliminary announcement of a tender offer for ordinary shares of the Company by Sonaecom–SGPS, S.A. and Sonaecom, B.V.	*
06-Mar-06	2005 Full year audited results earnings release	*
06-Mar-06	Public notice of the shareholders' meeting held on April 19, 2006 and proposals referred to in Items 1, 4, 7 (I), 7 (II), 8, 9, 10 and 11 of the agenda	*
10-Mar-06	English-language summary of the public notice as to the resignation of José Augusto Castelhano Nunes Egreja	*
03-Apr-06	Additional proposal in connection with the shareholders' meeting held on April 19, 2006 referred to in Item 5 of the agenda, and the Corporate Bodies Remuneration Policy (exhibit to Item 11 of the agenda)	*
04-Apr-06	Additional proposals in connection with the shareholders' meeting held on April 19, 2006 referred to in Items 6, addendum to 7 (I), addendum to 7 (II) of the agenda	*
19-Apr-06	Press release entitled "PT Multimedia informs on the Shareholders General Meeting"	*
19-Apr-06	Press release entitled "PT Multimedia Annual General Shareholders' Meeting approves cash dividend of Euro 0.275 per share and the increase followed by the reduction of the Company's share capital"	*
28-Apr-06	Brief description of a notice published in the Portuguese government newspaper *Diário da República*	B-1
02-May-06	Public notice of the dividend payment for 2005	*
12-May-06	Public notice of share capital increase	*
17-May-06	Public notice of the composition of the Board of Directors and Executive Committee	*
18-May-06	First quarter 2006 earnings release	*
19-May-06	Brief description of the unconsolidated annual report and financial statements for 2005	*
19-May-06	Consolidated annual report and financial statements for 2005	*

30-May-06	Brief description of the first quarter 2006 financial information disclosed per the Portuguese Securities Commission rules	B-2
19-Jun-06	Brief description of information made public by the Company	B-3
30-Jun-06	Press release entitled "Share capital reduction from Euro 250,368,430.68 to Euro 30,909,682.80"	*
14-Jul-06	English-language summary of notice of qualified shareholding	B-4
17-Jul-06	English-language summary of notice of qualified shareholding	B-5
3-Aug-06	Press release entitled "Announcement by Portugal Telecom regarding distribution of its shares in PT Multimedia to Portugal Telecom shareholders"	B-6
10-Aug-06	Press release entitled "Competition Authority notifies PT Multimedia about fine"	B-7
28-Aug-06	Corporate governance report for 2005	**
29-Aug-06	Brief description of the consolidated report and financial statements of the Company for the six months ended June 30, 2006	B-8
29-Aug-06	Brief description of the unconsolidated report and financial statements of the Company for the six months ended June 30, 2006	B-9
12-Sep-06	Press release entitled "Share capital reduction from Euro 250,368,430.88 to Euro 30,909,682.80"	B-10
14-Sep-06	Second quarter 2006 earnings release	*
9-Nov-06	Third quarter 2006 earnings release	*
30-Nov-06	Brief description of the third quarter 2006 financial information disclosed per the Portuguese Securities Commission rules	B-11
22-Dec-06	Press release entitled "Decision from the Competition Authority"	B-12
2006	Company's articles of association	B-13

* English-language version, translation, summary or description previously submitted to the Commission by the Company.

** Included in the consolidated annual report and financial statements for 2005, which English-language version has been previously submitted to the Commission by the Company.

<u>EXHIBIT B-1</u>

Brief description of a notice published in the Portuguese government newspaper *Diário da República*

On April 28, 2006, it was published a transcript of the filing with the Lisbon Board of Trade of the annual report and financial statements for 2004.

EXHIBIT B-2

Brief description of the first quarter 2006 financial information disclosed per the Portuguese Securities Commission rules

The Company disclosed consolidated and unconsolidated balance sheets as of March 31, 2006 and December 31, 2005, and income statements for the first quarter of 2006 and the first quarter of 2005, in the form and in accordance with rules issued by the Portuguese Securities Commission (*Comissão do Mercado de Valores Mobiliários*).

(*Notes:* The first quarter 2006 earnings release, dated May 18, 2006, listed in the index to this Annex B and previously submitted to the Commission serves as an English-language summary of the consolidated financial information set forth in the document described above.)

EXHIBIT B-3

Brief description of the information made public by the Company

The Company provided a list of the information that was published or otherwise made available to the public in 2005 through the websites of the Company, the Portuguese Securities Commission or the Euronext Lisbon Stock Exchange.

EXHIBIT B-4

Summary of notice of qualified shareholding

The Company disclosed information on recent transactions involving acquisitions and sales of voting shares of the Company by Santander Totta, SGPS, S.A. and companies controlled by it or which form part of its group, as follows:

- Banco Santander Totta, S.A. (BST) and Totta Ireland, Plc (Totta Ireland) terminated the loan agreement involving 30,575,090 shares of the Company and Totta Ireland subsequently sold such shares;

- simultaneously, BST assigned two equity swap agreements, which had 30,575,090 shares of the Company as underlying shares; and

- as a result of the aforementioned transactions, Santander Totta, SGPS, S.A. became the holder of the 3,037,244 shares, representing 0.98% of the Company's capital stock.

EXHIBIT B-5

Summary of notice of qualified shareholding

The Company disclosed information on recent transactions involving acquisitions and sales of voting shares of the Company by Barclays Bank Plc and companies controlled by it or which form part of its group, as follows:

- Barclays Bank Plc, through its Portuguese branch, acquired 30,575,090 shares of the Company; and

- Barclays Bank Plc already held 2,232,081 shares of the Company and, after the aforementioned acquisition, became the holder of 10.61% of the Company's capital stock.

EXHIBIT B-6

Press release entitled "Announcement by Portugal Telecom regarding distribution of its shares in PT Multimedia to Portugal Telecom shareholders"

See attachment.

Multimedia

PT- Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A.
Public Company
Head Office: Av. 5 de Outubro, no. 208, Lisbon
Share Capital: 250,368,430.68 Euros
Registered with the Commercial Registry of Lisbon and corporation number: 504 453 513

ANNOUNCEMENT BY PORTUGAL TELECOM REGARDING DISTRIBUTION OF ITS SHARES IN PT MULTIMEDIA TO PORTUGAL TELECOM SHAREHOLDERS

Lisbon, Portugal, 03 August 2006 – PT Multimedia, SGPS, S.A. ("PT Multimedia") notes the decision by the Board of Portugal Telecom, SGPS, S.A. ("Portugal Telecom") disclosed today to propose the distribution of all its shares in PT Multimedia to Portugal Telecom shareholders.

The implementation of this proposal is subject to Portugal Telecom's shareholder approval at an Extraordinary General Meeting ("EGM") called for that purpose and this proposal will only be executed if the Sonaecom's tender offer lapses or ceases.

Portugal Telecom's shareholding in PT Multimedia represents 58.43% of the company's total issued ordinary share capital.

This information is also available on PT Multimedia's IR website **www.pt-multimedia.pt**

Contacts

Lídia Falcão
Investor Relations
lidia.falcao@pt-multimedia.pt

PT Multimedia
Avenida 5 de Outubro, 208
1069-203 Lisboa, Portugal
Tel.: +351 21 782 4725
Fax: +351 21 782 4735

PT Multimedia is listed on the Euronext Stock Exchange. Information may be accessed on Reuters under the symbol PTM.LS and on Bloomberg under the symbol PTM PL.

EXHIBIT B-7

Press release entitled "Competition Authority notifies PT Multimedia about fine"

See attachment.

PT Multimedia

PT- Multimédia - Serviços de Telecomunicações e Multimédia, SGPS, S.A.
Public Company
Head Office: Av. 5 de Outubro, n.º 208, Lisboa
Share Capital: Euros 250,368,430.68
Registered with Commercial Registry of Lisbon under number 8357
Corporation number 504 453 513

Competition Authority notifies PT Multimedia about fine

Lisbon, August 10th 2006 - PT Multimedia ("PTM") informs that it has been notified of the decision of the Competition Authority ("AdC") to apply a fine of around 0.4% of the turnover of PTM, in the amount of 2,500,000 euros, for the alleged violation of the competition legislation in two clauses of the Partnership Agreement entered into on 27 March 2000 with SIC - Sociedade Independente de Comunicação, S.A..

This agreement was formalised in the context of the sale to SIC, by PTM, of 60% of the share capital of the company owner of the former *Canal CNL*, an operation approved by the Secretary of State for Trade and Services (*Secretário de Estado do Comércio e Serviços*) on 28 August 2000. In that agreement, TV Cabo granted SIC, for a period of 10 years, a right of first refusal for the supply of channels, in Portuguese and produced in Portugal, for the basic TV Cabo package. SIC, in other hand, granted PTM an exclusive right in the marketing of the channels that were ordered from SIC. Not having accepted these terms of the Agreement, the AdC granted PTM and SIC 30 business days to amend the Partnership Agreement.

PTM is analysing in detail the grounds and the consequences of the decision of the AdC and shall decide in due course on its position with respect to this process.

This information is also available on the Investor Relations page of the PT Multimedia site at www.pt-multimedia.pt

Contacts

Lídia Falcão
Investor Relations
lidia.falcao@pt-multimedia.pt

PT Multimedia
Avenida 5 de Outubro, 208
1069-203 Lisboa, Portugal
Tel.: +351 21 782 4725
Fax: +351 21 782 4735

PT Multimedia is listed on Euronext Lisbon. Information is available on the company at Reuters through code PTMN.IN and at Bloomberg through code PTM PL.

EXHIBIT B-8

Brief description of the consolidated report and financial statements of the Company for the six months ended June 30, 2006

The consolidated report and financial statements of the Company for the six months ended June 30, 2006 includes:

1. certain key operational and financial information on the pay TV and broadband Internet and audiovisuals businesses;

2. the members of the Company's corporate bodies, including officials of the General Meeting of Shareholders, members of the Board of Director and statutory sole auditor (*fiscal único*);

3. the Company's simplified corporate structure as of June 30, 2006;

4. the management report, which includes information on significant events of the first half of 2006, the development of each of the Company's business segments and the analysis of consolidated results;

5. the number of shares of the Company held on June 30, 2006 by the members of its Board of Directors and by its statutory sole auditor (*fiscal único*);

6. the description of qualified shareholdings held by third parties on June 30, 2006, including the shareholdings of Portugal Telecom, SGPS, S.A., Banco Espírito Santo, S.A., Banco Português de Investimento, S.A., Barclays Bank Plc, and Colaney Investments Limited;

7. transactions carried out by the Company in its own shares;

8. the consolidated financial statements of the Company, including income statements and cash flow statements for the six months ended June 30, 2006 and 2005, balance sheets as of June 30, 2006 and December 31, 2005, changes in shareholders' equity for the six months ended June 30, 2006 and for the year ended December 31, 2005, and related notes. These consolidated financial statements show, among other things, (1) consolidated total assets of €958,172,196 as of June 30, 2006, compared to €1,000,800,895 as of December 31, 2005, (2) consolidated shareholders' equity of €395,999,540 as of June 30, 2006, compared to consolidated shareholders' equity of €438,674,960 as of December 31, 2005 and (3) consolidated net income of €45,174,093 in the six months ended June 30, 2006, compared to €43,914,071 in the six months ended June 30, 2005;

9. the legal certification of the consolidated financial statements for the six months ended June 30, 2006 by the sole auditor dated September 14, 2006; and

10. the report of the Company's external auditor (registered with the Portuguese Securities and Exchange Commission) issued on September 14, 2006 in connection with the consolidated financial statements for the six months ended June 30, 2006.

EXHIBIT B-9

Brief description of the unconsolidated report and financial statements of the Company for the six months ended June 30, 2006

The unconsolidated report and financial statements of the Company for the six months ended June 30, 2006 includes:

1. the management report, which includes information on significant events of the first half of 2006 and the development of each of the Company's business segments;

2. the unconsolidated financial statements of the Company, including income statements and cash flow statements for the six months ended June 30, 2006 and 2005, balance sheets as of June 30, 2006 and December 31, 2005, and related notes. These unconsolidated financial statements show, among other things, (1) unconsolidated total assets after amortizations and adjustments (*activo liquido*) of €584,398,895 as of June 30, 2006, compared to €646,231,762 as of December 31, 2005, (2) unconsolidated shareholders' equity of €388,352,359 as of June 30, 2006, compared to unconsolidated shareholders' equity of €431,035,222 as of December 31, 2005 and (3) unconsolidated net income of €41,907,598 in the six months ended June 30, 2006, compared to €37,344,975 in the six months ended June 30, 2005;

3. the legal certification of the unconsolidated financial statements for the six months ended June 30, 2006 by the sole auditor dated September 14, 2006; and

4. the report and opinion of the Company's external auditor (registered with the Portuguese Securities and Exchange Commission) issued on September 14, 2006 in connection with the unconsolidated financial statements for the six months ended June 30, 2006.

EXHIBIT B-10

Press release entitled "Share capital reduction from Euro 250,368,430.88 to Euro 30,909,682.80"

See attachment.

PT Multimedia

PT- Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A.
Public Company
Head Office: Av. 5 de Outubro, no. 208, Lisbon
Share Capital: 30,909,682.80 Euros
Registered with the Commercial Registry of Lisbon and corporation number: 504 453 513

SHARE CAPITAL REDUCTION FROM EURO 250,368,430.68 TO EURO 30,909,682.80

Lisbon, September12, 2006 – PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A. ("PT Multimedia") announced, under the terms and for the purposes set forth in paragraph g) of number 1 of article 2 of CMVM Regulation no 4/2004, that:

1. As resolved in the General Meeting held in April 19, 2006 and further authorised by the Judicial Commercial Court of Lisbon, PT Multimedia has executed on September 11, 2006 the public deed for its share capital reduction, in the amount of Euro 219,458,747.88 Euros for the release of excess capital through the creation of free reserves in the same amount and, as a result, its share capital is currently of Euro 30,909,682.80.

2. The referred share capital reduction has been executed by a reduction in the par value of all shares representing the share capital of PT Multimedia, the par value of each share becoming 0.10 Euro.

3. This operation has already been registered with the Commercial Registry of Lisbon.

4. The share capital reduction above mentioned and consequently the reduction of the nominal value of all the shares representing PT Multimedia's share capital will be concluded before the Central de Valores Mobiliários (the stock exchange's clearinghouse) on September 21, 2006. The trading of PT Multimedia shares on the stock exchange with the new nominal value will take place as from September 18, 2006.

This information is also available on PT Multimedia's IR website **www.pt-multimedia.pt**

Contacts

Lídia Falcão
Investor Relations
lidia.falcao@pt-multimedia.pt

PT Multimedia
Avenida 5 de Outubro, 208
1069-203 Lisboa, Portugal
Tel.: +351 21 782 4725
Fax: +351 21 782 4735

PT Multimedia is listed on the Euronext Stock Exchange. Information may be accessed on Reuters under the symbol PTM.LS and on Bloomberg under the symbol PTM PL.

EXHIBIT B-11

Brief description of the third quarter 2006 financial information disclosed per the Portuguese Securities Commission rules

The Company disclosed consolidated and unconsolidated balance sheets as of September 30, 2006 and December 31, 2005, and income statements for the third quarter of 2006 and the third quarter of 2005, in the form and in accordance with rules issued by the Portuguese Securities Commission (*Comissão do Mercado de Valores Mobiliários*).

(*Note:* The third quarter 2006 earnings release, dated November 9, 2006, listed in the index to this Annex B and previously submitted to the Commission serves as an English-language summary of the consolidated financial information set forth in the document described above.)

EXHIBIT B-12

Press release entitled "Decision from the Competition Authority"

See attachment.

PT Multimedia
PT- Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A.
Public Company
Head Office: Av. 5 de Outubro, no. 208, Lisbon
Share Capital: 30,909,682.80 Euros
Registered with Lisbon Commercial Registry Office and Collective Entity no. 504 453 513

Decision from the Competition Authority

Lisbon, 22 December 2006 – PT Multimedia informs that it has been notified today by the Competition Authority of the decision not to oppose the concentration notified by Sonaecom related to the public tender offers in progress over PT and PT Multimedia. The decision contains conditions and obligations intended to guarantee compliance with the commitments accepted by the authors of the notification.

This information is also available on PT Multimedia's IR website www.pt-multimedia.pt

Contacts

Lídia Falcão
Investor Relations
lidia.falcao@pt-multimedia.pt

PT Multimedia
Avenida 5 de Outubro, 208
1069-203 Lisboa, Portugal
Tel. +351 21 782 4725
Fax: +351 21 782 4735

PT Multimedia is listed on the Euronext Stock Exchange. Information may be accessed on Reuters under the symbol PTM.LS and on Bloomberg under the symbol PTM PL.

EXHIBIT B-13

Company's articles of association

See attachment.

Multimedia

PT-Multimédia, SGPS, S.A.

Articles of Association

Listed Company– Share capital 30,909,682.80 Euros
Registered with the Commercial Registry of Lisbon and Corporation
no. 504.453.513 - Avenida 5 de Outubro n.º 208, 1069-203 Lisbon

"PT - MULTIMÉDIA, Serviços de Telecomunicações e Multimédia, SGPS, SA"

NAME, REGISTERED OFFICE AND SCOPE OF THE COMPANY

Article 1

The company undertakes the management of financial investments and it is incorporated as a *sociedade anónima* under the name "PT - MULTIMÉDIA, Serviços de Telecomunicações e Multimédia, SGPS, SA".

Article 2

1. The registered office of the company is located at Avenida 5 de Outubro, no. 208, in Lisbon.
2. The company may, by resolution of the board of directors, transfer its registered office to another location within the same municipality or to a neighbouring municipality, as well as create and close down, in any place in or outside the national territory, branches, agencies, delegations or any other local forms of representation.

Article 3

The company's sole scope of activity is the management of financial investments, as an indirect form of exercising economic activity.

SHARE CAPITAL, SHARES AND BONDS

Article 4

1. The company's share capital of the company is thirty million, nine hundred nine thousand, six hundred eighty-two Euros and eighty Euro cents, and it is fully subscribed for and paid up.

2. The share capital is represented by three hundred nine million, ninety-six thousand, eight hundred twenty-eight shares with the par value of ten Euro cents each, with the following distribution:

   a) three hundred eight million, nine hundred ninety-four thousand, eight hundred twenty-eight shares ordinary shares;

   b) one hundred and two thousand class A shares.

3. The board of directors may, upon a previous opinion of the company's supervisory body, resolve to increase the share capital, for one or more occasions, up to the limit of € 20,000,000.00, by means of new contributions in cash.

Article 5

1. The shares are nominative and assume a de-materialized form.

2. Class A shares benefit from the privileges set out in articles 14-2 and 15-4.

3. The privileges referred to in the foregoing paragraph consist on special rights for such class of shares pursuant to article 24 of the Companies Code.

Article 6

1. In capital increases by contributions in cash, shareholders

shall have pre-emption in the subscription for new shares.

2. Upon issuance of class A shares, such pre-emptive right shall pertain to the owners of such class of shares, and shall only comprise owners of ordinary shares should there be any outstanding non-subscribed class A shares.

Article 7

1. The company may issue preferential shares without voting rights up to the limit amount of half the paid-up capital.

2. The company may, by resolution of the General Meeting of Shareholders or of the Board of Directors, issue bonds or other debt securities, in de-materialized form or with certificate, as well as autonomous warrants over own securities.

3. Autonomous warrants over own shares granting subscription rights over these latter may only be issued by resolution of the Board of Directors up to the limit fixed for capital increase by such corporate body at the time of the resolution.

Article 8

The company may acquire, in accordance with the law, its own shares and bonds or other own securities issued, including autonomous warrants over own securities, as well as carry out over the same any transactions, notably acquisition and disposal, as legally permitted.

Article 9

1. Shareholders who are, either directly or indirectly, engaged in a business competing with the business of the subsidiaries or affiliates of the company as defined in the

next paragraph, shall not be entitled to own ordinary shares in excess of five per cent of the share capital without the prior authorization of the general meeting of shareholders.

2. For the purposes of the provisions of the foregoing paragraph, competing business shall mean the offer of services of public use telecommunications or network operator, media, including contents production, interactive or otherwise, and electronic commerce.

3. Shall be considered to be indirectly engaged in a competing business any entity having, either directly or indirectly, a holding of at least ten per cent of the share capital in a company engaged in any of the businesses referred to in the foregoing paragraph, or in which an identical percentage is held by another entity.

4. The following ordinary shares may be redeemed without the need for the consent of their owner:

   a) Those held, without the prior authorisation of the general meeting of shareholders, by a shareholder directly or indirectly engaged in a business competing with the business of the company where such shares, added to the shares referred to in the next subparagraph, exceed an equivalent to five per cent of the share capital;

   b) Those held by entities whose shares, pursuant to the terms of the Portuguese Securities Code, would be considered for the purpose of a public take-over bid as belonging to the shareholders referred to in the foregoing subparagraph, in such part where, upon the redemption referred to in this subparagraph, exceed an amount equivalent to five per cent of the share capital, with the redemption being proportional to the

number of shares held by each of the entities in question.

5. The Shares referred to in the foregoing paragraph may be redeemed at their par value or, if lower, at their market value.

6. The board of directors shall give the relevant shareholders notice that their shares shall be redeemed, within a maximum period of thirty days from the resolution of the general meeting of shareholders determining the redemption of the shares.

7. Any such shareholder may suspend the redemption procedure if, within five days from notice, the shareholder applies to the board of directors for permission to dispose of the shares to be redeemed within no more than thirty days, with the aforementioned application implying the waiver of the relevant voting and pre-emptive rights in any capital increase until the sale takes place.

8. The board of directors, after having obtained the necessary judicial authorisation, where required, shall execute the deed of capital reduction of share capital and make any registrations as required.

9. The payment of the consideration to the holder of the redeemed shares shall be made upon such shareholder providing evidence that the shares are no longer recorded in the relevant de-materialized securities accounts, and shall take place all at once or be deferred over a period of no more than two years from the date of redemption.

10. Whenever the redeemed shares are represented by share certificates, where legally permitted, the payment of the consideration to the relevant holders shall be made against delivery of the relevant certificates under the conditions

defined in the foregoing paragraph.

CORPORATE BODIES

Article 10

The company's corporate bodies are the general meeting of shareholders, the board of directors and the sole auditor or the audit board.

Article 11

1. Shareholders are obligated:

   a) To inform the board of directors of the shares they own in the company, taking into account the provisions of article 12-6, where such number amounts to an equivalent to 3% and 5% per cent of the share capital;

   b) To inform the board of directors of the full contents of any shareholders' agreements they may have entered into in respect of the company;

   c) To inform the board of directors, in written, true and complete form, of any situation as provided for in article 12-6, where requested by and to the full clarification of the board of directors;

   d) Not to cast votes that should not be counted pursuant to the articles of association, and inform that a counting limitation is applicable.

2. Information as provided for in (a) and (b) of the foregoing paragraph must be provided within five working days from occurrence, unless a general meeting of shareholders is held during the course of such period, in which case that same information should also be provided to the chairman of the general meeting of shareholders up until the time of

the meeting.

3. Information as referred to in (c) of paragraph 1 above must be provided within the term established for such purpose by the board of directors.

4. Failure to comply with the duty of information as referred to in (c) of paragraph 1 above, by no later than eight days prior to the date on which the first general meeting subsequent to the information request is held, shall imply the shareholder's acknowledgement of any facts attributed to such shareholder by the board of directors in the said information request.

Article 12

1. Only shareholders with voting rights shall be entitled to attend a General Meeting of Shareholders.

2. Shareholders intending to participate in a General Meeting of Shareholders must provide evidence, no later than five working days prior to the relevant meeting, of the deposit of their shares in a book-entry securities account, as well as submit, within the same period, the statement referred to in paragraph 10 hereof.

3. Holders of shares with certificates, where legally permitted, who intend to participate in a General Meeting of Shareholders must either have their shares registered in their name on the Company's share registry, no later than five working days prior to the date scheduled for the meeting, or provide evidence, by the same date, of the deposit thereof with a financial intermediary that legally replaces such register, as well as submit, within the same period, the statement referred to in paragraph 10 hereof.

4. Each 400 shares shall correspond to one vote.

5. Votes cast by the holder of ordinary shares, by himself or through a representative, in his own name or as a representative of another shareholder, if exceeding five per cent of the company's total voting stock, shall not be counted.

6. For purposes of this article, shares shall be deemed to belong to a Shareholder if they would be considered his for the purposes of a tender offer, in accordance with the Portuguese Securities Code.

7. The limit set out in paragraph 5 above shall apply to all resolutions, even those requiring a qualified majority.

8. In the case of joint ownership of shares, only the common representative, or a representative of the latter, may participate in a General Meeting of Shareholders.

9. The limitations set forth in the foregoing paragraphs shall apply to any usufructuaries and pledgees of shares.

10. For purposes of the provisions of paragraph 6 above, Shareholders must submit a statement attesting they are not in the situation provided for therein.

11. The exercise of voting rights by correspondence or electronic means may cover all matters included in the notice, under the terms and conditions therein established, and the vote by electronic means may be subject to the verification by the Chairman of the General Meeting of Shareholders to the satisfaction of conditions established by him for the security and reliability of the same.

Article 13

1. The general meeting of shareholders shall be composed by a chairman, who will direct the meeting, and a secretary, both elected for three-year periods.

2. The general meeting of shareholders shall be called by the chairman at least with thirteen days prior notice.

3. The general meeting of shareholders shall resolve on any matters for which the law and these articles of association may determine the general meeting is responsible.

4. The general meeting of shareholders is notably responsible for:

   a) Electing the members of the general meeting of shareholders, the members of the board of directors and the sole auditor or the members of the audit board, as the case may be;

   b) Resolving on the management report and accounts for the financial year;

   c) Resolving on the application of profits for the financial year;

   d) Resolving on any amendment to the articles of association, including share capital increases;

   e) Electing a compensation committee, which may include non-shareholders, to establish the remuneration of the members of the corporate bodies;

   f) Resolve on any other matter for which the meeting was convened.

5. The general meeting of shareholders shall meet whenever its call is requested by the board of directors or audit board, or by shareholders representing at least five per cent of the share capital.

Article 14

1. Without prejudice to qualified majority in the cases foreseen in the law, the general meeting of shareholders

shall resolve by a simple majority of the votes cast.

2. However, resolutions on the election of the general meeting and sole auditor or members of the audit board, as the case may be, as well as on the matters referred to in (c) and (d) of paragraph 4 of the foregoing article, shall not be approved against the majority of the votes pertaining to class A shares.

Article 15

1. The board of directors shall be composed of an uneven number of members with a maximum number of fifteen.

2. The chairman of the board of directors shall be chosen by the general meeting of shareholders in accordance with the terms of these articles of association.

3. Directors shall be elected by a majority of votes cast for a renewable three-year term of office, being the year of appointment counted as a full year.

4. In order to elect one third of the total number of directors, which will comprise the chairman of the board, the majority referred to in the foregoing paragraph must include the majority of votes granted to class A shares.

5. One of the directors may be elected by the general meeting of shareholders pursuant to the terms of article 392-1 of the Portuguese Companies Code.

Article 16

1. The board of directors shall be responsible for:

   a) Acquiring, disposing of, leasing and encumbering moveable and immoveable assets, commercial establishments, stock holdings and car vehicles;

b) Entering into facility and loan agreements, including medium or long term, internal or external;

c) Representing the company in and out of court, actively and passively, with the right to renounce, compromise and confess in respect of any lawsuits, in addition to their settlement through arbitration proceedings;

d) Appointing attorneys with the powers deemed convenient, including powers of sub-delegate;

e) Approving the management plans and business investment and operation budgets;

f) Appoint members to replace directors who are definitively unavailable, without prejudice to the provisions of paragraph 2 below;

g) Preparing and submitting to the approval of the general meeting of shareholders a stock option regulation for the members of the board, as well as for employees with high responsibility positions in the company;

h) Performing all other duties and responsibilities as assigned by the general meeting of shareholders.

2. Should a definitely unavailable director be the chairman, his replacement shall be made by election at the general meeting of shareholders; should the unavailability be of a director elected under the rule contained in article 4 above, the same shall occur only if the chairman of the board does not vote, in respect of the co-optation, with the majority of the members of the board.

Article 17

1. The board of directors may delegate the day to day

management of the company to an executive committee comprising three to five members.

2. The members of the executive committee shall be chosen by the board of directors, upon nomination by its chairman, and shall comprise at least one or two of the directors elected under the rule of article 15-4, depending on whether the executive committee comprises three or five members.

3. The board of directors shall define the executive committee's responsibilities in respect of the day to day management of the company, and shall delegate thereto, where necessary, all of the responsibilities which inclusion is not prohibited by article 407 of the Portuguese Companies Code.

4. The executive committee shall, in principle, operate as defined by the board of directors in the next article, without prejudice to any amendments the board of directors may decide to implement in respect of such procedure.

5. The board of directors may authorise the executive committee to instruct one or more of its members with dealing with certain maters and sub-delegate the exercise of some of the powers which have been delegated to the executive committee to one or more of its members.

Article 18

1. The board of directors shall schedule the dates or periodicity of its ordinary meetings, and shall meet extraordinarily whenever called by its chairman or by two directors or by the audit board.

2. The board of directors may not operate without the presence of the majority of its members in office, with the chairman

of the board of directors being able to, in cases of recognised urgency, waive the presence of such majority, should this later be assured by a correspondence vote or a proxy, in accordance with the terms of the following paragraph.

3. Without prejudice to the provisions of the foregoing paragraph, correspondence and proxy votes shall be permitted although a director may not represent more than one other director.

4. Board of director's resolutions shall be adopted by a majority of the votes cast, and the chairman shall have a casting vote.

Article 19

1. The chairman of the board of directors is specifically responsible for:

   a) Representing the board of directors;

   b) Coordinating the activity of the board and calling and chairing its meetings.

2. In the event of the chairman's absence or inability to be present, he shall be replaced by the member of the board of directors appointed by him for such purpose.

Article 20

1. The company shall be bound:

   a) By the signature of two directors;

   b) By the signature of a single member of the board of directors to whom the necessary powers have been delegated;

c) By the signature of the appointed attorneys, subject to the scope and in accordance with the terms of the corresponding mandate.

2. The signature of a sole director shall be sufficient for the day to day running of the affairs of the company.

3. The board of directors may resolve, in accordance with the terms and subject to legal limits, that certain company documents be signed by using mechanical processes or stamps.

Article 21

1. The supervision of the company shall be the responsibility either of a sole auditor, who must be a chartered accountant or a chartered accountants firm, or of an audit board as resolved at each election by the general meeting of shareholders.

2. If there is a sole auditor, there shall always exist an alternate, who shall also be a chartered accountant or a chartered accountants firm.

3. If there is an audit board, it shall be comprised of a chairman, two members and one or two alternates, of which one of the members and the alternate shall be chartered accountants or chartered accountant firms.

4. The term of office of the sole auditor or audit board, as the case may be, shall be three years, renewable, being the year of appointment counted as a full year.

Article 22

The resolutions of the audit board, if existing, shall be taken by majority of votes cast, with the presence of the majority of

the members in office, and the chairman shall have a casting vote.

APPLICATION OF PROFITS

Article 23

1. The duly approved annual net income shall be allocated as follows:

   a) A percentage of not less than five per cent shall be allocated to the legal reserve until it reaches the amount required by law;

   b) A percentage of not less than forty per cent shall be distributed among the shareholders as dividends, without prejudice to the general meeting having the right, on the basis of a qualified majority of two thirds of the votes cast, to decide on a reduction of the dividend or even non-distribution thereof;

   c) The remaining profits shall be allocated to the purposes defined by the general meeting of shareholders.

2. The privilege attached to class A shares foreseen in article 14-2 shall only be applicable in respect of the approval of dividends in a percentage exceeding the minimum amount established in (b) of the foregoing paragraph.

3. Pursuant to the terms of and within the legally established limits, shareholders may be entitled to an advance of profits during the course of the financial year.

DISSOLUTION AND LIQUIDATION

Article 24

1. The company shall be dissolved under the applicable legal terms.

2. The liquidation of the company shall be carried out in accordance with the law and the resolutions of the general meeting of shareholders.

FINAL AND TRANSITORY PROVISIONS

Article 25

The members of the board of directors shall be waived from posting bond for the exercise of their duties.

Article 26

The board of directors, through two of its members, is hereby authorized to enter into any agreements related to the corporate purpose, as well as to pay all expenses related to the incorporation and registration of the company, and may further withdraw the share capital. The company hereby undertakes the liability for the obligations pertaining to and resulting from the performance of the activities detailed herein.

ANNEX C

EXHIBIT C-1

Report of the Board of Directors entitled "Sonaecom wants to control your Company but instead of a premium is offering a discount for your shares"

See attachment.

(*Note:* This report was previously filed with the Commission as a precommencement communication by Portugal Telecom, SGPS, S.A. under cover of Schedule 14D-9 on January 12, 2007 (SEC File No. 005-79679).)

PT Multimedia

Report of the Board of Directors
January 12, 2007

Sonaecom wants to control your Company but instead of a premium is offering a discount for your shares

Reject the Offer

Report of the Board of Directors

PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A.
Public Company
Registered Office: Av. 5 de Outubro, no. 208, Lisbon
Share Capital: 30,909,682.80 Euros
Registered with Lisbon Commercial Registry Office and corporation number 504 453 513

Pursuant to and for the purposes of paragraph 1 of Article 181 of the Portuguese Securities Code, the Board of Directors of PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A. (hereinafter "PTM" or the "Company"), after a careful analysis of the revised drafts of the offer announcement and prospectus relating to the public tender offer for the acquisition of all shares of PTM launched by SONAECOM-SGPS, S.A., public company, with registered office at Lugar do Espido, Via Norte, Maia, registered with the Maia Commercial Registry Office and corporation number 502 028 351, share capital of 366,246,868 Euros and SONAECOM-BV, with registered office at De Boelelaan, 7, 1083 HJ, Amsterdam, Netherlands, registered with the Amsterdam Commerce Chamber under no. 34 243 137, share capital of 100,000 Euros (the Offerors will be hereinafter jointly referred as "Sonaecom"), which was preliminarily announced on February 7th, 2006, hereby submits its report on the opportunity and conditions of the Offer, as follows:

[THIS PAGE INTENTIONALLY LEFT BLANK]

Important Notice

In the United States, Portugal Telecom, SGPS, S.A. ("Portugal Telecom" or "PT"), the parent company of PTM, will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (the "SEC") following commencement of a tender offer within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended. Investors are urged to read PT's Solicitation/Recommendation Statement on Schedule 14D-9 when it becomes available, as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by PT with the SEC are available without charge from the SEC's website at www.sec.gov and at PT's principal executive offices in Lisbon, Portugal.

This communication includes statements that constitute "forward-looking statements." These statements are based on the beliefs and assumptions of our management and on information available to management at the time such statements were made. Forward-looking statements include, but are not limited to: (a) information concerning possible or assumed future results of our operations, earnings and industry conditions; (b) information or statements concerning potential disadvantages of the tender offer; and (c) statements that are preceded by, followed by or include the words "believes," "expects," "anticipates," "intends," "is confident," "plans," "estimates," "may," "might," "could," "would," the negatives of such terms or similar expressions. By their nature, forward-looking statements are not guarantees of performance and actual results may differ materially from those contained herein. They involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Although we make such statements based on assumptions that we believe to be reasonable, there can be no assurance that actual results will not differ materially from our expectations. Many of the factors that will determine these results are beyond our ability to control or predict. We do not intend to review or revise any particular forward-looking statements referenced in this communication in light of future events or to provide reasons why actual results may differ. Investors are cautioned not to put undue reliance on any forward-looking statements.

Any of the following important factors, and any of the important factors described in PT's Annual Report on Form 20-F for the year ended December 31, 2005 or in other of PT's SEC filings, among other things, could cause our results to differ from any results that might be projected, forecast or estimated by us in any such forward-looking statements:

> material adverse changes in economic conditions in Portugal;

> risks and uncertainties related to regulation;

> actions of our competitors;

> the development and marketing of new products and services and market acceptance of such products and services; and

> the adverse determination of disputes under litigation.

This communication is not for publication, release or distribution in any jurisdiction where it would otherwise be prohibited.

[THIS PAGE INTENTIONALLY LEFT BLANK]

PT Multimédia - Serviços de Telecomunicações e Multimédia, SGPS, S.A.
Public Company
Registered Office: Av. 5 de Outubro, no. 208, Lisbon
Share Capital: 30,909,682.80 Euros
Registered with Lisbon Commercial Registry Office and corporation number 504 453 513

PT Multimedia

Letter to the owners of PT Multimédia

12 January 2007

Dear Shareholder,

On 7 February 2006, Sonaecom - SGPS, S.A. and Sonaecom – B.V. (hereinafter named jointly as "Sonaecom") announced an unsolicited cash tender offer for all of the outstanding shares of PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A. ("PTM" or the "Company") at a price of €9.03 per share (the "Offer"), following the announcement on 6 February 2006 of an unsolicited cash tender offer for the outstanding shares and convertible bonds of Portugal Telecom, SGPS, S.A. ("PT").

After reviewing the draft Offer announcement and prospectus provided by Sonaecom, we wrote to you on 6 March 2006, explaining why you should reject the Offer.

Since that time, Sonaecom has received competition clearance and has submitted a request to the Comissão do Mercado de Valores Mobiliários ("CMVM") to register its formal Offer at the same low price of €9.03 per share. After the Offer registration, Sonaecom will disclose the Offer announcement and prospectus inviting you to tender your PTM shares in the Offer.

Having carefully reviewed the revised drafts of the Offer announcement and prospectus, we are again writing to you to reinforce that the PTM Board of Directors (the "Board") continues to believe that the Offer undervalues the Company and is, therefore, not in your best interest as a shareholder of PTM.

This letter and the accompanying presentation provide the principal reasons why your Board believes that the Offer undervalues the Company and recommends that you **REJECT THE OFFER**, notably:

1) **Sonaecom offers PTM shareholders a discount rather than a premium for ceding control;**

2) **Sonaecom's Offer does not reward PTM shareholders for the potential upside from either:**
   - **Sonaecom on-selling PTM; or**
   - **Sonaecom integrating PTM with its businesses;**

3) **Sonaecom's Offer does not value PTM's strong strategic position, solid operational and financial performance, and future growth prospects as a fully integrated multimedia and telecoms operator offering Pay-TV, internet and both fixed and potentially mobile voice services;**

4) **Retaining your shares in PTM is in your best interest as it offers better prospects than a sale at the Offer price, irrespective of the outcome of Sonaecom's tender offer for PT.**

1) Sonaecom offers PTM shareholders a discount rather than a premium for ceding control

The Offer price represents a 6.1% *discount to the Offer's pre-announcement PTM share price*, a 4.0% discount to the share price immediately after the 3 August 2006 announcement by PT of its intention to spin-off PTM, and a 8.4% discount to the PTM share price on 10 January 2007.

PTM share price performance versus Sonaecom's Offer over the last 12 months



PTM price range (€)
11.0
10.5
10.0
9.5
9.0
8.5
8.0
3-Aug-06
Announcement of
spin-off
€9.41
10-Jan-07
Current price
€9.86
Sonaecom Offer = €9.03
6-Feb-06
Undisturbed
price
€9.62
Jan 06
Feb 06
Mar 06
Apr 06
May 06
Jun 06
Jul 06
Aug 06
Sep 06
Oct 06
Nov 06
Dec 06
Jan 07

In addition, since Sonaecom has not increased its Offer from the price of €9.03 per share first announced on 7 February 2006, PTM shareholders are not being offered a value for their shares that reflects the 21% positive performance of the European Pay-TV sector[1] since that date. On this basis, the Offer represents a 22% discount to the pre-announcement PTM share price when the increase in valuation of the sector is taken into account.

Discount implied by Sonaecom Offer



21.0%
(6.1%)
(22.4%)
Sonaecom Offer vs unaffected PTM share price
European Pay-TV sector performance since Offer announcement(1)
Sonaecom Offer vs PTM, adjusted for European Pay-TV sector performance

Note:
1 Market capitalisation-weighted European Pay-TV index comprising Liberty Global, NTL, Telenet, BSkyB, Sogecable and Premiere.

The Offer is also at a discount to the average of price targets for PTM published by equity analysts since the Offer was announced. The average price target for PTM is at a 13% premium to the Offer.

Sonaecom's Offer versus equity analyst price targets[1]



Premium to Offer (%)
--
7.4
9.6
13.2
21.8
13.0
€9.03
€9.70
€9.90
€10.22
€11.00
€10.21
Analyst
Sonaecom Offer
BPI
BCP
Banif
Lisbon Brokers
Average
Date
7 Feb 06
3 Aug 06
1 Dec 06
29 June 06
3 May 06

Note:
1 Santander and UBS are restricted in their research coverage of PTM

Sonaecom is attempting to gain control of PTM yet is not compensating PTM current shareholders for ceding control of the Company as it is not offering a premium for your shares but a discount to market price. This is inconsistent with market practice, where bidders acquiring control of public companies offer a premium to the target's trading price in order to reflect the strategic benefits of acquiring full ownership, hence control. When assessing Sonaecom's Offer price, shareholders should compare the Offer premium with the premia paid in relevant precedent transactions as set out below.

Premia paid in relevant transactions compared to the Offer premium



44.6%
32.6%
(6.1%)
(22.4%)
Portuguese unsolicited offers
European telecoms and Pay-TV offers
Sonaecom Offer
Sonaecom Offer vs PTM, adjusted for European Pay-TV sector performance

To summarise, the Offer represents a discount to (i) the pre-announcement PTM share price, (ii) the market price immediately after PT's announcement of its intention to spin-off PTM, (iii) the current PTM share price and (iv) equity analyst price targets, and does not incorporate a premium for control as in relevant precedent transactions. This is because Sonaecom determined the Offer price on the basis of a six-month historic weighted average price for PTM rather than on a fair assessment of the value of the Company.

2) Sonaecom's Offer does not reward PTM shareholders for the potential upside from either:
– Sonaecom on-selling PTM, or
– Sonaecom integrating PTM with its businesses

If Sonaecom decides to dispose of PTM, it would be in a position to realise a premium on the sale

If Sonaecom's tender offer on PT is successful and Sonaecom decides to dispose of PTM, potential acquirors of PTM may be prepared to pay a premium over the Offer price. Such premium would reflect a bid premium necessary to acquire the whole Company (as a mandatory offer to all shareholders would be triggered), the Company's strategic position and future growth prospects, as well as the potential for synergies with the acquiror.

If Sonaecom decides to retain PTM, it would benefit not only from the underlying strengths of the Company, but also from the potential synergies from integrating PTM with Sonaecom's combined mobile and fixed line businesses

If Sonaecom decides to dispose of PT's fixed line operations, Sonaecom is expected to benefit from potential operational synergies derived from integrating PTM with the combined mobile businesses of TMN and Optimus, and with Sonaecom's existing fixed line operations. PTM shareholders should share the value creation from these synergies rather than seeing their share captured by Sonaecom shareholders. Instead, Sonaecom does not plan to share the synergies with PTM minority shareholders and does not even ascribe a value to them.

Sonaecom's Offer, therefore, gives no credit for the potential upside from either on-selling PTM at a premium or integrating the Company with Sonaecom's combined mobile and fixed line businesses. This further reinforces the Board's view that the price offered by Sonaecom for PTM is inadequate.

3) Sonaecom's Offer does not value PTM's strong strategic position, solid operational and financial performance, and future growth prospects as a fully integrated multimedia and telecoms operator offering Pay-TV, internet and both fixed and potentially mobile voice services

PTM has a consistent track record of financial and operational performance, and has consistently demonstrated a commitment to shareholder returns

PTM has leading positions in the Portuguese Pay-TV (#1) and broadband access (#2) markets

Through CATVP – TV Cabo Portugal, S.A., PTM is the leading Pay-TV operator in Portugal with 1,451 thousand Pay-TV customers and 80.6% market share in subscriber terms as of 30 September 2006. In addition to its cable network, PTM also owns a DTH platform in Portugal. Through these two platforms, PTM covers 100% of Portuguese households and therefore is best positioned to benefit from the significant upside that still exists in Pay-TV penetration in Portugal.

Through its brand "Netcabo", PTM is the number two broadband internet access provider in Portugal with 349 thousand broadband customers, accounting for 24.9% of the Portuguese market as of 30 September 2006. PTM believes there is considerable room for further growth as PC penetration tends to increase towards the European average.

PTM has the potential to further increase revenue per subscriber

PTM's current ARPU is lower than in a number of other European markets. ARPU growth can be underpinned through the migration of its subscriber base to higher tier packages. Additionally, take-up of premium channels by PTM cable customers is still low relative to other markets, providing significant room for growth. PTM delivered year on year ARPU growth of 6.9% in the third quarter of 2006 in part due to the migration of its subscriber base towards higher tier packages such as "TV Cabo Funtastic Life" (digital offer with an additional 25 channels at €5 per month more than the standard basic package). "TV Cabo Funtastic Life" reached 222 thousand customers by the end of September 2006, with 26 thousand net additions in the third quarter.

PTM has the potential to take advantage of the Portuguese fixed voice market, which accounted for 1.4 billion Euros of revenues in 2005

Approximately 80% of PTM's network has been certified as VoIP compliant, and over 90% of the network is planned to be VoIP compliant by the end of 2007. In addition, PTM has recently announced triple play services and integrated fixed-mobile service trials are already underway. This will pave the way for the potential launch of quadruple play offers once allowed by regulation. There is, therefore, significant potential for growth in additional voice revenues, as well as for improving Pay-TV and broadband penetration whilst reducing churn, further enabling PTM to increase ARPU.

PTM's infrastructure provides a strong platform to support continuous introduction of additional innovative services with better quality and at competitive prices

Continued investment in its network and information systems, which since 2002 has amounted to approximately €450 million, has enabled PTM to offer high speed broadband and digital Pay-TV services to more than 2.7 million homes. During the course of 2006, the deployment of additional fibre has improved network quality and is enabling the improvement in the quality of service and the roll-out of new services.

PTM is well positioned to continue growing Adjusted EBITDA

From 2002 to 2006 (9-months to Q3 2006 annualised), PTM delivered Adjusted EBITDA growth of 30% per year. PTM is well positioned to continue to deliver growth given the revenue opportunities outlined above. Top line growth should result in higher absorption of fixed costs. Moreover, a number of incremental revenue opportunities such as VoD, further broadband penetration and the impact of triple play, carry relatively low marginal costs. That together with efficiency gains, innovation and continuous cost reduction, should lead to margin expansion and continued cash flow growth in the future.

PTM is enjoying operational momentum

Pay-TV and broadband net additions have recovered with more than 7 thousand new Pay-TV subscribers and almost 5 thousand new cable broadband subscribers added in the third quarter of 2006. This has been combined with the increased take-up of both "TV Cabo Funtastic Life", with 15% of all Pay-TV customers already taking this service, and sports premium content, which has helped the continued growth in ARPU (up 6.9% y.o.y. to €29.5 in the third quarter of 2006).

PTM has a track record of shareholder returns

PTM has demonstrated a strong commitment to shareholder remuneration. In 2004, PTM paid a dividend, in respect to 2003 results, for the first time. In 2005, total shareholder remuneration amounted to €169 million, including a €91.5 million share buyback program through the issue of put warrants. In 2006, dividends paid increased by 10% to 27.5 euro cents per share, amounting to a total of €85 million. PTM has financial and accounting flexibility to further improve the level of cash returns to shareholders.

4) Retaining your shares in PTM offers better prospects than a sale at the Offer price, irrespective of the outcome of Sonaecom's tender offer for PT

Having concluded that the price offered by Sonaecom is inadequate and not in your best interest, the Board of PTM also believes that your prospects as shareholders of PTM are better if you retain your shares in the Company than if you sell them to Sonaecom.

If Sonaecom's tender offer on PT is not successful, the proposed spin-off of PTM offers significant upside potential

On 3 August 2006, the Board of PT announced its plan to spin-off its 58.43% interest in PTM. This decision is subject to approval at an Extraordinary General Meeting of PT shareholders, PT's financial and accounting position, market conditions and the lapse or cessation of the Sonaecom tender offer for PT. The spin-off will be effected by way of a dividend in kind of PTM shares to PT shareholders. In the spin-off, PT shareholders are expected to receive 4 PTM shares for each 25 PT shares owned.

The implementation of the spin-off is expected to benefit PTM shareholders:

> Shareholders would continue to retain exposure to PTM's growth story

> The spin-off would create an independent company with an enlarged free float, broader shareholder base and unique strategic position in the multimedia and telecom sector in Portugal

> In terms of regulation, PTM may benefit from additional flexibility in the future

> PTM has significant potential to implement a more efficient capital structure and an even more attractive shareholder remuneration

> Post spin-off, PTM would be well positioned to participate in European consolidation

Even if Sonaecom's tender offer for PT is successful, the prospects for appreciation of the PTM share price remain superior to the Sonaecom Offer price

In this scenario, Sonaecom will have to dispose of one of PT Group's fixed networks following the Competition Authority decision:

> If Sonaecom decides to sell its stake in PTM, a mandatory offer to all shareholders will be triggered and PTM shareholders will share in any premium valuation paid to acquire the whole Company

> If Sonaecom decides to retain PTM, then PTM shareholders would have the option to share the value of potential synergies resulting from the integration of PTM with the combined mobile businesses of TMN and Optimus and Sonaecom's fixed line business

The Board of PTM has therefore reached the conclusion that, irrespective of the outcome of Sonaecom's tender offer for PT, remaining a shareholder of PTM offers better prospects than the Offer price of €9.03 per share.

Recommendation

Your Board believes that Sonaecom's Offer undervalues the Company. The Offer also fails to reward PTM shareholders for the potential upside to Sonaecom from either on-selling PTM at a premium or integrating the Company with Sonaecom's operations. Furthermore, your Board believes that retaining your shares in PTM offers better prospects than a sale at the Sonaecom Offer price.

Your Board is committed to maximising shareholder value and believes that the Offer is wholly inadequate. Your Board strongly recommends that you REJECT THE OFFER as retaining your shares offers you better growth prospects.

Yours Sincerely,

Henrique Granadeiro
Chairman of the Board

Zeinal Bava
Chief Executive Officer

[THIS PAGE INTENTIONALLY LEFT BLANK]

Sonaecom wants to control your Company but instead of a premium is offering a discount for your shares

Reject the Offer

The Offer is unattractive

> It offers PTM shareholders a discount rather than a premium for ceding control

> Does not reward PTM shareholders for the potential upside from either:

(i) Sonaecom on-selling PTM, or

(ii) Sonaecom integrating PTM with its businesses

> PTM has a consistent track record of financial and operational performance and shareholder returns

> Does not value PTM's strong strategic position and future growth prospects as a fully integrated multimedia and telecoms operator offering Pay-TV, internet and both fixed and potentially mobile voice services

> Retaining your PTM shares is in your best interest as it offers better prospects irrespective of the outcome of Sonaecom's tender offer for PT

Reject the Offer

The Offer is at a discount to market

Offer premium below market price and precedent transactions



45%
33%
(6%)
(22%)
Portuguese unsolicited offers
European telecoms and Pay-TV offers
Sonaecom Offer
Sonaecom Offer vs PTM, adjusted for European Pay-TV sector performance

> The Offer is at a discount to PTM's market price and does not reflect the positive sector performance since it was announced

> Furthermore, relevant precedent transactions incorporate a premium for control

Offer at discount to equity analysts' price targets



Premium to Offer (%)
–
7.4
9.6
13.2
21.8
13.0
€9.03
€9.70
€9.90
€10.22
€11.00
€10.21
Sonaecom Offer
BPI
BCP
Banif
Lisbon Brokers
Average

> Average of equity analysts' price targets is at 13% premium to Offer

Sonaecom offers PTM shareholders a discount rather than a premium for control

The Offer value does not reflect the potential upside for Sonaecom

Either from on-selling PTM...

> The Portuguese Competition Authority has required that either PT's copper network or PTM's cable network be divested as a condition for approval of the Sonaecom offer for PT

> If Sonaecom decides to sell PTM, potential acquirors may be prepared to pay a premium over the Offer price

> The premium should reflect the acquisition of control and PTM's strategic position and future growth prospects, as well as the potential for synergies with the acquiror

...or from integrating PTM with its businesses

> Sonaecom is expected to benefit from potential operational synergies should it integrate PTM with the mobile operations of TMN and Optimus...

> ...and with Sonaecom's existing fixed line business

> Sonaecom does not plan to share the synergies with PTM minority shareholders and does not even ascribe a value on such synergies

Sonaecom does not offer PTM shareholders any potential on-selling premium or synergy value

Sonaecom wants to keep all of your upside for its own shareholders

The Offer does not value PTM's strong strategic position and growth prospects as a fully integrated multimedia and telecoms operator

PTM has a consistent track record of service and innovation

TV

> Launch of operations in a fully liberalised market in 1993

> More than 2.8 million homes passed

> DTH platform enabling 100% coverage of Portugal

> First to launch premium sports and movie channels, and the first Portuguese news channel

> Significant investment in Portuguese content

> First to launch Digital TV and interactive services

> Full digitalisation of premium content

Internet

> First to launch broadband internet access in Portugal

> Broadband portal with access to high quality premium content

> Advanced ISP services including VoIP, PC remote assistance and security

New Services

> Network VoIP compliant and already supporting triple play services

> Real time on-demand television services such as VoD, SVoD and HDTV trials underway

> Satellite and Cable PVR trials underway with commercial launch late this year

> Mobile TV offer launched with over 25 channels

> Potential launch of quadruple play offers once allowed by regulation

PTM shall continue to drive the development of leading edge communication and entertainment services and is uniquely positioned to benefit from entering the 1.4 billion Euros revenue fixed voice market in Portugal

PTM has delivered solid operational and financial performance...

Pay-TV Subscribers ('000)



1,307
11%
1,451
2002
3Q 2006

Consistent subscriber growth on Pay-TV...

Broadband Subscribers ('000)



140
149%
349
2002
3Q 2006

...as well as on broadband customer base

Revenues (€MM)



507
29%
652
489
9M 2006
2002
Annualised 9M 2006(1)

underpinning top line growth,...

Adjusted EBITDA (€MM)



Margin
15%
32%
74
185%
211
158
9M 2006
2002
Annualised 9M 2006(1)

...margin expansion and Adjusted EBITDA performance...

Dividends per Share (€cents)



4.0
25.0
27.5
2003
2004
2005

...as well as shareholder returns

(1) Based on revenues (€489MM) and Adjusted EBITDA (€158MM) for the first nine months of 2006, divided by 3 and multiplied by 4. Not a forecast of PTM's full year 2006 results. Excludes the Lusomundo Media business sold in 2005. See the Sources and Bases to page 9 of this document

PTM has a strong and consistent track record of growth, financial performance and shareholder returns

...and is enjoying operational momentum

Pay-TV Net Adds ('000)


(q.o.q)
+7.1
(7.3)
(28.2)
1Q 2006
2Q 2006
3Q 2006

Recovery in Pay-TV net adds post IT systems migration and network digitalisation

Funtastic Life Penetration (% of Pay-TV Subscribers)


# of subs ('000)
163
196
222
11%
14%
15%
1Q 2006
2Q 2006
3Q 2006

Increased penetration of the 65 channel digital offer and also the sports premium content...

Broadband Net Adds ('000)


(q.o.q)
+3.5
+4.8
(7.6)
1Q 2006
2Q 2006
3Q 2006

...together with a recovery in cable broadband net adds...

ARPU (€)


+4.2%
28.3
29.2
29.5
1Q 2006
2Q 2006
3Q 2006

...is underpinning ARPU growth

PTM is enjoying operational momentum

PTM has a promising future

> Well-positioned to maintain growth profile on the back of triple play and potentially quadruple play offers

> Leading Pay-TV operator in Portugal and best positioned to benefit from existing potential increase in penetration in the Portuguese Pay-TV market

> Room to grow broadband subscriber base further as PC penetration in Portugal still remains low

> Potential to capture the fixed voice opportunity which currently represents a 1.4 billion Euros revenue market in Portugal, and which is expected to improve Pay-TV and broadband penetration whilst reducing churn

> Scope to significantly increase revenues per subscriber through higher value added services, including the digital Pay-TV offer, premium content, the development of new interactive services such as VoD, increased broadband penetration, and both fixed and potentially mobile voice services

> PTM's network covers 2.8 million homes, over 90% digital TV enabled and 80% VoIP compliant. Additional fibre deployment has enhanced network performance and is enabling the improvement in the quality of service and the roll-out of new services

> Subscriber and ARPU growth coupled with efficiency gains, innovation and continuous cost reduction should support margin expansion

> PTM has a strong growth platform for the future by providing its customers with leading edge and innovative services with superior quality and competitive prices

PTM offers substantial operational and financial upside potential and thus superior value to shareholders

Retaining your shares is in your best interest

If Sonaecom's tender offer for PT is not successful, the proposed spin-off of PTM offers significant upside potential

> Shareholders would continue to retain exposure to PTM's growth story

> The spin-off would create an independent company with an enlarged free float, a broader shareholder base and a unique strategic position in the multimedia and telecoms sector in Portugal

> In terms of regulation, PTM may benefit from additional flexibility in the future

> PTM has significant potential to implement a more efficient capital structure and an even more attractive shareholder remuneration

> Post spin-off, PTM would be well positioned to participate in European consolidation

Even if Sonaecom's offer for PT is successful, the prospects for PTM remain superior to the Offer price as Sonaecom will either divest or integrate PTM following Competition Authority approval

> If Sonaecom sells its stake in PTM, a mandatory offer to all shareholders will be triggered and PTM shareholders will share in any premium valuation paid to acquire the whole Company

> If Sonaecom retains PTM, then PTM shareholders should share in the value of potential synergies resulting from the integration with Sonaecom's businesses

Irrespective of the outcome of Sonaecom's tender offer for PT, remaining a shareholder of PTM offers better prospects than the Offer price

Reject the Offer

Do not tender your shares at a discount

[THIS PAGE INTENTIONALLY LEFT BLANK]

APPENDIX: SOURCES AND BASES

1. General

1.1. Unless otherwise stated in this document, share price data is sourced from FactSet, Datastream or Bloomberg.

1.2. Unless otherwise stated, the financial information concerning PTM has been extracted from the First Nine Months 2006 Earnings Release, other published interim and annual reports and accounts of PTM for the relevant periods and other information made publicly available by PTM.

1.3. Unless otherwise stated, information contained in this document regarding operational data (including operational data for the competition), market position, sector, division and product analysis, comparable companies and precedent transactions is based on PTM's management estimates and calculations sourced from publicly available information.

2. Page References

The relevant sources of information and bases of calculation are provided below in the order in which the relevant information appears in this document and by reference to page numbers in this document. Where such information is repeated in any of the documents, the underlying sources and bases are not repeated.

Page 6
PTM share price as of close of market on 6 February 2006 was €9.62, as of close of market on 3 August 2006, €9.41 and as of close of market on 10 January 2007, €9.86.

The companies included in the European Pay-TV index are Liberty Global, NTL, Telenet, BSkyB, Sogecable and Premiere.

Page 7
The sources for equity analyst price targets are the equity research reports mentioned in the chart, Bloomberg and Datastream.

Page 7

The premium for Portuguese transactions is calculated as the average premia paid over the closing price on the day prior to the transaction announcement in selected unsolicited takeover bids in Portugal with a transaction value above €500 million since 1999. The sample of precedent transactions has been chosen based on the comparability of the transaction and includes the following:

Date	Target	Acquiror	Premium/(discount) to 1 day before announcement (or pre-bid speculation date)
06/15/00	Cimpor	Investor Group	13.3%
07/13/99	BPSM	BCP	40.0%
06/13/99	Mundial Confiança	BCP	80.5%
		Average	44.6%

The premium for European telecoms and Pay-TV transactions is calculated as the average premia paid over the closing price on the day prior to the transaction announcement in selected takeover bids in Europe with a transaction value above €500 million since 1 January 2004. The sample of precedent transactions has been chosen based on the comparability of the transaction, is sourced from Thomson Financial/SDC, and includes the following:

Date	Target	Acquiror	Premium/(discount) to 1 day before announcement (or pre-bid speculation date)
14/09/04	Song Networks Holding	TDC	100.0%
31/10/05	O2	Telefónica	21.8%
30/11/05	TDC	Nordic Telephone	38.9%
03/10/05	Telewest Global	NTL	29.8%
05/12/05	Virgin Mobile Holdings(UK)	NTL	19.2%
04/04/05	TIM Hellas Telecommunications	Troy GAC Telecom	9.5%
18/07/05	Versatel Telecom International	Tele2	46.7%
02/11/05	Sogecable	PRISA	15.4%
05/02/06	eircom	Babcock and Brown	11.7%
		Average	32.6%

Page 8

PTM's Pay-TV market share calculation is based on 1,451 thousand TV Cabo subscribers compared with total Pay-TV subscribers of 1,801 thousand (1,398 thousand cable subscribers and 403 thousand DTH subscribers) as of Q3 2006 (source: Anacom, which is the Portuguese telecoms regulator).

Page 9

PTM's broadband market share is based on 349 thousand broadband customers compared with a total of 1,404 thousand broadband subscribers as of Q3 2006 (source: Anacom). Netcabo is the number 2 broadband supplier in Portugal based on subscriber numbers.

The market data supporting the statements on penetration of PC households in Portugal and Europe, as well as the data relating to the expansion of PC penetration, are sourced from the following research report by Merrill Lynch: "Q1 06 – Slowing growth spurs content grab", 1 June 2006.

PTM generated an ARPU level of €22.3 and €29.8 on its cable and satellite businesses, respectively, in 3Q 2006. The relative ARPU level of PTM has been reviewed against selected comparable companies across Europe. The following sources form the basis of this comparison:

> Premiere: €22.8 (DZ Bank report as of 8 November 2006, page 1)

> NTL: £19.45 (UBS Equity Research as of 25 September 2006, page 5)

> Sky: £32.1 (Q1 2006/2007 [June year-end], press release, page 5)

> Digital+: €41.3 (Q3 2006 results, p.12)

Take-up rates and market position as per PTM's company information and market estimates.

The source for the total revenues of the Portuguese fixed telephone services of €1,403 million in 2005 is the Statistical Yearbook 2005 from Anacom.

For the purposes of this document, PTM defines Adjusted EBITDA as income before financial results and income taxes plus (i) depreciation and amortisation, (ii) goodwill impairment, (iii) work force reduction costs, (iv) net losses/(gains) on disposals of fixed assets and (v) net other costs/(income). Adjusted EBITDA does not represent and should not be considered an alternative to net income or income before financial results and income taxes, as determined under International Financial Reporting Standards ("IFRS"). PTM uses Adjusted EBITDA to facilitate performance comparisons from period to period. PTM believes Adjusted EBITDA facilitates company to company performance comparisons by backing out potential differences caused by variations in capital structures (affecting net interest expenses and other financial gains and losses), taxation, the age and book depreciation of facilities and equipment (affecting relative depreciation and amortisation expense) and other items as stated above, all of which may vary for different companies for reasons unrelated to operating performance or liquidity. PTM further believes that Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in their evaluation of PTM and other companies, many of which present an EBITDA measure when reporting their results.

The following table presents a reconciliation of PTM's Adjusted EBITDA to income before financial results and income taxes:

	2002 PGAAP[1]	2002 IFRS Adjusted[2]	9M2006	Annualised 9M2006	CAGR 2002-06
Revenues	507,339	507,339	489,144	652,191	6.5%
Adjusted EBITDA	74,025	74,025	158,420	211,227	30.0%
Depreciation and amortization	57,946	57,946	76,189		
Goodwill impairment	36,235	0	0		
Work force reduction costs	0	0	372		
Net losses/(gains) on disposals of fixed assets	(6)	(6)	(292)		
Net other costs/(income)	202	202	(7,676)		
Income before financial results and income taxes	(20,352)	15,883	89,828		

Notes

PTM uses and reports on Adjusted EBITDA which is explained earlier in the Sources and Bases

(1) 2002 numbers were reported under Portuguese GAAP. For this reconciliation, we are excluding the Media business (Lusomundo Media), which was sold in 2005.

(2) The primary differences between Portuguese GAAP and IFRS in the case of PTM are related to the fact that under IFRS, goodwill is no longer amortized but subject to impairment tests on a periodic basis, and also to the fact that under IFRS, certain cost items, that previously under Portuguese GAAP were recorded either as intangible assets or deferred costs, must be immediately expensed through the income statment.

Definitions:

ARPU: Average Revenue Per User
CATVP: TV Cabo Portugal, S.A.
DTH: Direct-to-Home
HDTV: High Definition Television
MVNO: Mobile Virtual Network Operator
VoD: Video on Demand
VoIP: Voice over Internet Protocol

www.ptmultimedia.pt

EXHIBIT C-2

Press release entitled "TV Cabo launches telephony services"

See attachment.

PT Multimedia

PT- Multimédia - Serviços de Telecomunicações e Multimédia, SGPS, S.A.
Public Company
Head Office: Av. 5 de Outubro, no. 208, Lisbon
Share Capital: 30,909,682.80 Euros
Registered with the Commercial Registry of Lisbon and corporation number: 504 453 513

TV CABO LAUNCHES TELEPHONY SERVICES

Lisbon, Portugal, 23 January 2007 – PT Multimedia's cable subsidiary, TV Cabo announced today that it has launched telephony services, establishing itself as an integrated triple-play operator - "3 Play". The bundled offer launched today comprises Pay-TV, broadband Internet (Netcabo) and telephony.

The up-selling of voice services to existing broadband customers is expected to allow TV Cabo to continue to grow further average revenue per customer (ARPU), reduce churn and segment better its offers to meet customer demands.

The service will be initially marketed to customers that, in addition to Pay-TV services, also have a flat-fee 8Mbps cable broadband subscription (Netcabo Mega Plus). The price for the voice offer for these customers will be €9.99 (inc. VAT) per month and will include unlimited national fixed line calling.

TV Cabo has made significant investments in the improvement of its network (fibre and coaxial), both in terms of its architecture and infrastructure. These investments have allowed the improvement in customer care service, lifting of Internet traffic limits, introduction of additional content and new functionalities in Pay-TV, and now the launch of telephony services.

TV Cabo has already passed more than 2.8 million homes in Portugal and currently around 80% of the TV Cabo network is ready to provide the new telephony service. By the end of 2007, network coverage for this service should increase to approximately 90%.

This information is also available on PT Multimedia's IR website **www.pt-multimedia.pt**

Contacts

Lídia Falcão
Investor Relations
lidia.falcao@pt-multimedia.pt

PT Multimedia
Avenida 5 de Outubro, 208
1069-203 Lisboa, Portugal
Tel.: +351 21 782 4725
Fax: +351 21 782 4735

EXHIBIT C-3

2006 Full year unaudited results earnings release

See attachment.

Full Year _ 2006

Earnings Release (Unaudited)

PT Multimedia

Table of Contents

01

Financial Highlights

Lisbon, Portugal, 8 February 2007

PT Multimedia announced today its unaudited results for the year ended 31 December 2006. In 2006, consolidated operating revenues amounted to Euro 666 million. *EBITDA reached Euro 211 million in 2006, and* EBITDA minus Capex totalled Euro 78 million.

Table 1 _ Financial highlights (Euro million)

	4Q06	4Q05	y.o.y	q.o.q	2006	2005	y.o.y
Operating revenues	177.3	157.8	12.4%	7.8%	666.5	628.5	6.1%
Pay TV and broadband Internet (stand alone)	153.8	135.8	13.2%	5.7%	591.1	553.0	6.9%
Operating costs excluding D&A	124.7	106.3	17.3%	11.1%	455.4	433.2	5.1%
EBITDA (1)	52.7	51.5	2.3%	0.8%	211.1	195.3	8.1%
Income from operations (2)	26.4	34.5	(23.5%)	(2.0%)	108.6	133.4	(18.6%)
Net income	10.7	16.1	(33.5%)	(36.4%)	71.1	111.7	(36.3%)
Capex	36.8	110.2	(66.6%)	78.2%	132.8	185.5	(28.4%)
Capex as % of revenues	20.8%	69.8%	(49.1pp)	8.2pp	19.9%	29.5%	(9.6pp)
EBITDA minus capex	15.8	(58.7)	n.m.	(49.8%)	78.3	9.8	n.m.
Net debt	226.8	170.6	32.9%	6.9%	226.8	170.6	32.9%
EBITDA margin (3) (%)	29.7%	32.6%	(2.9pp)	(2.1pp)	31.7%	31.1%	0.6pp
Net debt / EBITDA (x)	1.1	0.8	0.2x	0.1x	1.1	0.9	0.2x
EBITDA /net interest (x)	21.9	41.9	(19.9x)	(0.6x)	25.2	31.8	(6.5x)

(1) EBITDA = Income from operations + Depreciation and amortisation
(2) Income from operations = Income before financials and income taxes + Work force reduction programme costs + Impairment of goodwill ± Losses/Gains on disposals of fixed assets ± Other costs/income
(3) EBITDA margin = EBITDA / operating revenues.

Operating revenues amounted to Euro 666 million in 2006, an increase of 6.1% y.o.y mainly as a result of the growth in Pay-TV and Broadband Internet revenues. In 4Q06, operating revenues rose by 12.4% to Euro 177 million underpinned by the growth in Pay-TV (29 thousand net additions vs minus 6 thousand in 4Q05) and Broadband Internet (13 thousand net additions vs 7 thousand in 4Q05) subscriber base and ARPU (+7.4%).

EBITDA amounted to Euro 211 million in 2006, an increase of 8.1% y.o.y and equivalent to an EBITDA margin of 31.7%.

Net income *in 2006 totalled Euro 71 million, which compares to Euro* 112 million in 2005. In 2005, the net income included a gain net of taxes of Euro 18 million related to the disposal of Lusomundo Media. In 2006, the net income was negatively impacted by an adjustment of Euro 8 million to deferred tax assets in connection with a reduction in the nominal tax rate from 27.5% to 26.5% beginning in 2007, and also by a one-off charge net of taxes of Euro 4 million to adjust the book value of certain fixed assets.

01 Financial Highlights

Capex amounted to Euro 133 million in 2006, a decrease of 28.4% y.o.y over the previous year. Capex included mainly investments in connection with the launch of voice services, additional homes passed, restructuring of the architecture of the access network to provide fibre to the hub in order to allow for greater bandwidth, the purchase of usage rights for an additional satellite transponder, acquisition of terminal equipment as part of the digitalisation programme and the acquisition of a Portuguese movie catalogue.

EBITDA minus Capex in 2006 amounted to Euro 78 million, equivalent to 11.7% of operating revenues, an increase of Euro 68 million over the Euro 10 million generated in 2005, reflecting the positive impact of EBITDA growth of Euro 16 million and the decrease in capex of Euro 53 million.

Net debt amounted to Euro 227 million at the end of December 2006, an increase of Euro 56 million as from the end of 2005, mainly as a result of the dividends paid by PT Multimedia in the first half of 2006 amounting to Euro 85 million, which were offset by the free cash flow of Euro 31 million generated in 2006.

02

Business Performance

Tab 2 _ KPI

	4Q06	4Q05	y.o.y	q.o.q	2006	2005	y.o.y
Pay TV and broadband Internet							
Homes passed ('000)	2,852	2,666	7.0%	1.8%	2,852	2,666	7.0%
Bi-directional (broadband enabled)	2,770	2,547	8.7%	2.3%	2,770	2,547	8.7%
Pay-TV customers (1) ('000)	1,480	1,479	0.1%	2.0%	1,480	1,479	0.1%
Pay-TV net additions ('000)	29	(6)	n.m.	n.m.	1	30	(96.5%)
Premium subscriptions (2) ('000)	780	774	0.7%	5.4%	780	774	0.7%
Pay to basic ratio (%)	52.7%	52.4%	0.4pp	1.7pp	52.7%	52.4%	0.4pp
Cable broadband accesses ('000)	362	348	3.9%	3.8%	362	348	3.9%
Cable broadband net additions ('000)	13	7	94.9%	174.8%	14	43	(68.1%)
Blended ARPU (Euro)	29.5	27.5	7.4%	(0.1%)	29.1	27.6	5.7%
Audiovisuals							
Tickets sold ('000)	2,177	2,153	1.1%	(1.6%)	8,026	7,250	10.7%

(1) These figures are related to the total number of Pay-TV basic customers, including the cable and satellite platforms. PT Multimedia offers several basic services, based on different technologies, directed to different market segments (residential, real estate and hotels), with a distinct geographical scope (mainland Portugal and the Azores and Madeira islands) and with a variable number of channels. (2) These figures include products in temporary promotions, such as "Try and Buy" promotions.

Pay-TV and Broadband Internet

PT Multimedia's cable subsidiary, TV Cabo, posted strong growth in the fourth quarter of 2006 reinforcing its competitive position in the Portuguese Pay-TV and Broadband Internet markets. The positioning and notoriety of the Pay-TV and Broadband Internet brands "TV Cabo" and "Netcabo", respectively, were enhanced further with the success of the advertising campaigns launched in the third and fourth quarters of 2006.

TV Cabo continued to invest in the expansion and upgrade of its network during the fourth quarter of 2006. The implementation of the "fibre to the hub" access network architecture in greater Lisbon area was concluded and the five high capacity optical fibre rings are now fully functional. The number of homes passed at the end of the year increased by 7.0% y.o.y. to 2,852 thousand. At present, 97.1% of homes passed are bi-directional and therefore broadband enabled, over 90% are digital TV enabled and 80% are VoIP compliant. TV Cabo completed the digitalisation programme of its set top boxes during the first half of 2006, with the total number of digital set top boxes reaching 682 thousand at the end of December 2006.

Pay-TV customers reached 1,480 thousand at the end of December 2006, with net additions of 29 thousand in 4Q06, as compared to negative net additions of 6 thousand in the same period last year. The sustained recovery in subscribers as from the third quarter of 2006 (7 thousand net additions), reflects a significant decrease in churn, essentially related with the anti-piracy measures implemented during 2006 and significant improvements in the quality of service provided by TV Cabo.

In the fourth quarter of 2006, the "TV Cabo Funtastic Life", TV Cabo's 65 channel digital package continued to drive new customer additions as well as ARPU expansion through the upgrade of the existing customer base. The digital package reached 270 thousand subscribers by the end of December 2006, with 48 thousand net additions in the fourth quarter.

Premium subscriptions reached 780 thousand at the end of December 2006, equivalent to a pay-to-basic ratio of 52.7%. The take up of movie and children premium content, continues to be impacted by weaker macroeconomic conditions but Sport TV (premium sports content) posted a strong performance in the fourth quarter. Sport TV reached 474 thousand subscriptions at year end, with 38 thousand net additions in 4Q06. This performance reflects the quality and variety of the Sport TV offer and also the anti-piracy measures that have been implemented. Currently, "Sport TV 1" and "Sport TV 2" broadcast all major European football premier leagues: Portuguese, English, Spanish, Italian, and French. Additionally, these channels cover the UEFA Champions League and have a comprehensive offer of other sports, namely: basketball (NBA), handball, volleyball, tennis, rugby, and motor sports. During 2007, Sport TV will further improve its content offer with the exclusive rights to broadcast in Portugal the Formula One Championship.

In the fourth quarter of 2006, broadband internet customers increased by 3.9% y.o.y to 362 thousand, with net additions improving sequentially to 13 thousand subscribers in the fourth quarter. TV Cabo launched a 24Mbps product, positioning Netcabo as the fastest broadband service in the Portuguese market. Simultaneously, the broadband portfolio was updated with the launch of a 1Mbps product and the doubling to 8Mbps of the download speed of the Netcabo standard broadband product ("Netcabo Mega Plus").

Blended ARPU in the fourth quarter of 2006 amounted to Euro 29.5, an increase of 7.4% y.o.y., reflecting mainly the strong take up of the digital package and the increase in Sport TV premium subscriptions.

On 23 January 2007, TV Cabo launched telephony services, establishing itself as an integrated triple-play operator - "3 Play". The bundled triple play offer comprises Pay-TV, broadband Internet and telephony. The up-selling of voice services to existing broadband customers is expected to allow TV Cabo to further grow ARPU, increase broadband penetration, reduce churn and segment better its offers to meet customer demands.

The service will be available to customers that, in addition to Pay TV services, also have a flat fee cable broadband subscription. The service will be initially marketed to customers of the 8Mbps cable broadband subscription. The price of the telephony service for these customers will be Euro 9.99 (including VAT) per month and will include unlimited national fixed line calling.

TV Cabo has made significant investments in the improvement of its network, both in terms of its architecture and infrastructure. These investments have allowed the improvement in customer care service, introduction of additional content and new functionalities in Pay-TV, and more recently the launch of telephony services. As previously indicated, currently 80% of the TV Cabo network is enabled to provide telephony service and, by the end of 2007, network coverage for this service should increase to approximately 90%.

Audiovisuals and Cinema Exhibition

While the US Box Office had a slight increase in the fourth quarter of 2006 (+0,7% y.o.y), local GBO (Gross Box Office) decreased by 1% y.o.y to Euro 18 million, mostly as a consequence of the postponing to 2007 of the Portuguese openings of titles such as "Babel" and "Apocalypto". For the full year 2006, local GBO increased by 2% y.o.y to Euro 68 million.

In the fourth quarter of 2006, PT Multimedia distributed for theatres some of the biggest successes of the period such as "Flushed Away", "The Barnyard", "World Trade Center", "The Guardian" and "The Holiday".

In the Cinema exhibition division, cinema tickets sold by PT Multimedia in Portugal in the fourth quarter of 2006 reached 2,177 thousand, an increase of 1.1% y.o.y. While official market figures for 2006 are not yet available, the performance of the third and fourth quarters of 2006 suggests that the 5pp gain on market share registered in June 2006 (48% market share in June 2006 against 43% in the same period last year) will be sustained. This increase, partly explained by new cinema openings, is basically the consequence of taking advantage of a wider movie offer available, adequate marketing and better services provided to customers.

The home video market declined roughly 9% y.o.y in 2006, based on GFK Group market research. However, last quarter sales to consumers only declined 3% y.o.y. Based on the same research, in the fourth quarter of 2006, PT Multimedia video portfolio sales to consumers increased by 8% y.o.y reflecting the strong titles released such as "Pirates of the Caribbean: Dead Man's Chest", "Cars", "MI: 3", "Little Mermaid: Special Edition", and "Caillou Christmas Special".

03

Consolidated Income Statement

Table 3 _ Consolidated Income Statement

Euro million

	4Q06	4Q05	y.o.y	q.o.q	2006	2005	y.o.y
Consolidated operating revenues	177.3	157.8	12.4%	7.8%	666.5	628.5	6.1%
Pay-TV and Broadband Internet (stand-alone)	153.8	135.8	13.2%	5.7%	591.1	553.0	6.9%
Audiovisuals (stand-alone)	14.6	15.6	(6.4%)	6.5%	52.6	53.4	(1.5%)
Cinema Exhibition (stand-alone)	12.2	11.9	2.5%	(0.5%)	43.7	40.1	8.9%
Other and elimination	(3.2)	(5.5)	(42.4%)	(54.4%)	(20.9)	(18.1)	15.4%
Consolidated operating costs, excluding D&A	124.7	106.3	17.3%	11.1%	455.4	433.2	5.1%
Wages and salaries	10.4	11.2	(7.3%)	28.7%	40.0	43.9	(9.0%)
Direct costs	53.6	52.3	2.5%	10.4%	203.0	201.3	0.8%
Commercial Costs	20.6	12.1	70.3%	50.9%	56.9	48.0	18.4%
Other operating costs	40.0	30.6	30.6%	(4.5%)	155.5	139.9	11.2%
EBITDA (1)	52.7	51.5	2.3%	0.8%	211.1	195.3	8.1%
Depreciation and amortisation	26.3	17.0	54.7%	3.9%	102.5	61.9	65.5%
Income from operations (2)	26.4	34.5	(23.5%)	(2.0%)	108.6	133.4	(18.6%)
Other expenses (income)	5.2	(1.5)	n.m.	n.m.	(2.4)	(1.6)	46.8%
Work force reduction programme costs	1.0	0.0	n.m.	160.7%	1.3	0.0	n.m.
Net losses/(gains) on disp. of fixed assets	0.7	0.0	n.m.	n.m.	0.4	0.1	n.m.
Net other income	3.5	(1.5)	n.m.	n.m.	(4.1)	(1.7)	147.0%
Income before financ. & inc. taxes	21.1	36.0	(41.4%)	(20.2%)	110.9	135.0	(17.8%)
Financial expenses (income)	1.7	(2.9)	n.m.	(28.4%)	7.8	0.8	n.m.
Net interest expenses	2.4	1.2	95.1%	3.4%	8.4	6.1	36.1%
Net foreign currency exchange losses (gains)	(0.2)	0.1	n.m.	n.m.	(0.4)	0.7	n.m.
Equity in losses (earnings) of affiliates	(0.6)	(4.8)	(87.4%)	n.m.	(0.4)	(3.5)	(89.7%)
Net other financial expenses/(income)	0.1	0.5	(81.0%)	n.m.	0.2	(2.5)	n.m.
Income before income taxes	19.4	39.0	(50.2%)	(19.3%)	103.2	134.2	(23.1%)
Income taxes	(8.1)	(8.9)	(8.5%)	28.2%	(29.1)	(35.2)	(17.4%)
Income from continued operations	11.3	30.1	(62.5%)	(36.4%)	74.1	99.0	(25.1%)
Income from discontinued operations	0.0	(14.5)	n.m.	n.m.	0.0	14.1	n.m.
Income applicable to minority interests	(0.5)	0.6	n.m.	(35.9%)	(3.0)	(1.4)	117.5%
Consolidated net income	10.7	16.1	(33.5%)	(36.4%)	71.1	111.7	(36.3%)

(1) EBITDA = Income from operations + Depreciation and amortisation

(2) Income from operations = Income before financials and income taxes + Work force reduction programme costs + Impairment of goodwill ± Losses/Gains on disposals of fixed assets ± Other costs/income

Operating Revenues

Operating revenues increased by 6.1% y.o.y to Euro 666 million in 2006, reflecting mainly the increase in Pay-TV and broadband Internet revenues.

In 2006, Pay-TV and broadband Internet accounted for 88.7% of PT Multimedia's consolidated operating revenues. Operating revenues in the Pay-TV and broadband Internet business increased by 6.9% y.o.y to Euro 591 million in 2006, with service revenues increasing 6.4% y.o.y to Euro 571 million and equipment sales and other operating revenues increasing by 23% y.o.y to Euro 19 million. The increase in equipment sales in 4Q06 is related to the centralisation of the purchasing of satellite set top boxes to allow for even better control of the logistics process.

In 2006, operating revenues in the Audiovisuals business remained broadly flat y.o.y at Euro 53 million, with the increase in revenues from exhibition and broadcasting rights partially offsetting the decrease in revenues from Video/DVDs sales.

Operating revenues in the Cinema Exhibition business increased by 9.2% in 2006 to Euro 44 million, due to the increase of 10.7% in cinema tickets sold during the year, which resulted in part from the opening of new cinemas and also from a larger number of movie releases, an adequate marketing communication and broadening of the range of the services provided to customers.

EBITDA

EBITDA increased by 8.1% y.o.y in 2006 to Euro 211 million, primarily due to the increase in ARPU (+5.7%) of the Pay TV and Broadband Internet business. In 2006, EBITDA growth was still conditioned by higher operating costs in the Pay TV and Broadband Internet business, primarily as result of the launching of the new digital service, "TV Cabo Funtastic Life", and the investments made to improve the overall quality of service: (1) call centres and back office capacity increases; (2) higher outsourcing costs related to the roll out of the new information systems; and (3) higher servicing costs relative to the take up of broadband and digital Pay-TV services.

In the fourth quarter of 2006, EBITDA margin was further impacted by the growth in commercial costs in connection with both the higher volume of sales of all TV Cabo services, and the increase in equipment sales as further described above, which led to a sequential decline in EBITDA margin to 29.7%.

Net Income

Depreciation and amortization costs rose by 65.6% y.o.y to Euro 103 million in 2006. This item, which accounted for 15.4% of consolidated operating revenues, increased mainly due to a higher level of capex in 2005 and in the first half of 2006, including: (1) the leasing of three additional transponders; (2) the long-term telecoms contract signed in the fourth quarter of 2005, which already incorporates the new network architecture; (3) the roll out of new homes passed; (4) the roll out of set-top-boxes related to the digitalization programme, and (5) the investment in new information systems.

Net other income totalled Euro 4 million in 2006, as compared to Euro 2 million in previous year. In 2006, this caption includes: (a) a gain of Euro 8 million related with the partial reversal of a provision for contingencies on the disposal of Lusomundo Media (Euro 18 million), in connection with the settlement with the acquirer of the indemnities considered in the sale and purchase agreement; and (b) a one-off charge of Euro 6 million to adjust the book value of certain assets.

Net interest expenses increased by Euro 2 million to Euro 8 million in 2006, and include interest related with the financial commitments regarding long-term telecom contracts (Euro 2 million in 2006) and transponders (Euro 5 million in 2006 versus Euro 4 million in the previous year).

Income taxes amounted to Euro 29 million in 2006, as compared to Euro 35 million in 2005. In 2006, this caption includes an additional cost of Euro 8 million related to the impact of an adjustment to the value of deferred tax assets in connection with a reduction in the nominal tax rate from 27.5% to 26.5% beginning in 2007, and also by the initial recognition of deferred tax assets at Sport TV amounting to Euro 3 million. Excluding these impacts, the effective tax rate in 2006 would have been 23.3% mainly due to the reduction in the provision for indemnities relating to the disposal of Lusomundo Media that is taxable at a 50% reduction in accordance with Portuguese law, and also from the use by PT Multimedia in 2006 of tax credits originated in the previous years that had not been previously recorded as deferred tax assets.

Income from discontinued operations includes the results of companies that have been disposed during the reportable periods. Having announced the disposal of Lusomundo Media in February 2005, this business was reported as a discontinued operation in the consolidated income statement for the year 2005 in accordance with IFRS rules. As a result, the earnings of this company were included in this caption until the effective date of the disposal occurred on 25 August 2005.

Income applicable to minority interests increased from Euro 1.4 million in 2005 to Euro 3.0 million in 2006, including mainly the income applicable to the minority interests in Cabo TV Madeirense and Cabo TV Açoreana, the operating subsidiaries of PT Multimedia in the Madeira and Azores islands respectively.

Net income in 2006 totalled Euro 71 million, which compares to Euro 112 million in 2005. In 2005, net income included a gain net of taxes of Euro 18 million related to the disposal of Lusomundo Media. In 2006, net income was negatively impacted by: (1) a one-off charge net of taxes of Euro 4 million to adjust to the book value of certain fixed assets, and (2) a reduction in deferred tax assets of Euro 8 million as further described above.

04

Capex

Table 4 _ Capex							Euro million
	4Q06	4Q05	y.o.y	q.o.q	2006	2005	y.o.y
Pay-TV and Broadband Internet infrastructure	14.3	7.8	82.8%	47.1%	46.0	31.2	47.5%
Terminal equipment	4.9	5.8	(15.9%)	12.5%	22.5	18.8	20.1%
Transponders	-	16.6	(100.0%)	n.m.	19.0	33.4	(43.2%)
Other (1)	17.6	79.9	(77.9%)	n.m.	24.3	79.9	(69.6%)
Total capex	**36.8**	**110.2**	**(66.6%)**	**78.2%**	**132.8**	**185.5**	**(28.4%)**

(1) In 2006, this caption includes investments in the audiovisuals and cinema exhibition businesses, including the acquisition of a new movie catalogue, and also investments in connection with administrative equipment and software licenses acquired during the period, and the refurbishment of certain buildings. In 2005, this caption also included a long-term telecom contract with PT Comunicações totalling Euro 66 million.

Capex decreased by 28.4% y.o.y in 2006 to Euro 133 million, equivalent to 19.9% of operating revenues (29.5% in the previous year). In 2006, capex was mainly related to: (1) investments made in the and cable infrastructure related with the launch of voice services, the roll out of new homes passed and the restructuring of the architecture of the access network to provide fibre to the hub, in order to allow for greater bandwidth to customers; (2) the increase in the acquisition of terminal equipment as part of the digitalisation programme; (3) the purchase of usage rights for an additional satellite transponder, and (4) the acquisition of a Portuguese movie catalogue.

05

Cash Flow

Table 5 _ Free cash flow

Euro million

	4Q06	4Q05	y.o.y	q.o.q	2006	2005	y.o.y
EBITDA minus capex	15.8	(58.7)	n.m.	(49.8%)	78.3	9.8	n.m.
Non-cash items included in EBITDA [1]	0.1	2.4	(95.5%)	n.m.	(1.2)	1.5	n.m.
Change in working capital	(26.7)	(3.0)	n.m.	n.m.	(24.6)	(1.5)	n.m.
Operating cash flow	**(10.8)**	**(59.3)**	**(81.8%)**	**n.m.**	**52.5**	**9.7**	**n.m.**
Disposals	0.0	0.0	n.m.	n.m.	0.0	163.7	n.m.
Interest paid [2]	(1.1)	(0.8)	36.5%	(46.1%)	(6.5)	(1.7)	n.m.
Income taxes paid by certain subsidiaries [3]	(1.2)	(1.5)	(18.7%)	65.9%	(3.1)	(4.0)	(23.2%)
Other cash movements [4]	(1.6)	(3.7)	(56.9%)	(78.4%)	(11.7)	(11.3)	4.4%
Free cash flow	**(14.7)**	**(65.3)**	**(77.5%)**	**n.m.**	**31.2**	**156.3**	**(80.1%)**

(1) This caption includes mainly non-cash provisions included in EBITDA.

(2) This caption includes interest paid related with the financial commitments regarding long-term telecom contracts (Euro 2 million) and transponders (Euro 5 million in 2006 vs Euro 4 million in the previous year).

(3) This caption relates to the income taxes paid by Cabo TV Madeirense and Cabo TV Açoreana.

(4) Other cash movements include in 2006 the payment of Euro 10 million in September 2006 to the acquiror of Lusomundo Media in connection with an agreement relative to the indemnities included in the sale and purchase agreement. As a result of this agreement, the provision of Euro 18 million recorded by PT Multimedia at the end of last year was reversed, and a corresponding gain of Euro 8 million was recorded in the income statement.

In 2006, operating cash flow reached Euro 53 million, as compared to Euro 10 million in the previous year. This increase of Euro 43 million was mainly due to the growth of Euro 68 million in EBITDA minus Capex partially offset by the rise in the investment in Working Capital of Euro 25 million. The Euro 68 million increase in EBITDA minus Capex is both explained by a lower capex during the period and an increase of Euro 16 million in EBITDA. The investment in Working Capital in 2006 amounted to Euro 25 million and was primarily related to an increase in accounts receivable of Euro 15 million and a decrease in accounts payable of Euro 11 million.

The increase in accounts receivable in 2006 was mainly due to the delay in the monthly bill due date made in order to optimize the efficiency of the collections process, which extended the collection of Euro 16 million to January 2007. This change will not have any future negative impact in provisions or EBITDA. The decrease in accounts payable in 2006 was mainly related to lower capex in 2006 and also from lower acquisitions of terminal equipment in the fourth quarter of 2006.

In 2006, free cash flow reached Euro 31 million, as compared to minus Euro 7 million in the same period of last year, excluding the cash inflow of Euro 164 million in August 2005 related to the disposal of the Lusomundo Media.

06

Consolidated Balance Sheet

Table 6 _ Balance sheet	2006	2005
		Euro million
Current assets	260.0	273.0
Cash and equivalents	38.8	76.7
Accounts receivable, net	161.5	136.4
Inventories, net	36.6	37.1
Taxes receivable	12.5	10.9
Prepaid expenses and other current assets	10.6	11.9
Non-current assets	715.1	727.8
Investiments in group companies	18.3	24.8
Intangible assets, net	283.6	294.4
Fixed assets, net	297.3	259.8
Defered taxes	89.1	114.9
Other non-current assets	26.8	34.0
Total assets	**975.2**	**1,000.8**
Current liabilities	355.4	336.3
Short term debt	91.7	44.2
Accounts payable	187.8	188.4
Accrued expenses	51.0	43.8
Deferred income	1.6	7.5
Taxes payable	13.4	8.4
Current provisions and other liabilities	9.8	43.9
Non-current liabilities	195.8	225.9
Medium and long term debt	174.0	203.1
Non-current provisions and other liabilities	21.8	22.8
Total liabilities	**551.1**	**562.1**
Equity before minority interests	414.6	429.1
Share capital	30.9	77.3
Share issued premiums	0.0	159.3
Own shares	(9.0)	(8.5)
Reserves, retained earnings and other	321.6	89.4
Net income	71.1	111.7
Minority interests	9.4	9.6
Total shareholders' equity	**424.1**	**438.7**
Total liabilities and shareholders' equity	**975.2**	**1,000.8**

The gearing ratio [Net Debt / (Net Debt + Shareholders' Equity)] at the end of December 2006 was 34.8%, as compared to 28.0% at the end of last year, while shareholders' equity plus long term debt to total assets ratio decreased to 61.3%, as compared to 64.1% at the end of last year. In 2006, the net debt to EBITDA ratio was 1.1 times, which compares with 0.9 in the previous year. EBITDA coverage (EBITDA/Interest costs) was 25.2 times in 2006, as compared to 31.8 times in the previous year.

Consolidated Net Debt

Table 7 _ Change in Net Debt	4Q06	4Q05	y.o.y	q.o.q	2006	2005	y.o.y
							Euro million
Net Debt (initial balance)	212.1	105.3	101.4%	(11.9%)	170.6	156.4	9.1%
Less: Free Cash Flow	(14.7)	(65.3)	(77.5%)	n.m.	31.2	156.3	(80.1%)
Dividends paid by certain subsidiaries [1]	-		n.m.	n.m.	2.4	-	n.m.
Dividends paid by PTM	-	-	n.m.	n.m.	85.0	79.1	7.5%
Warrants	-	-	n.m.	n.m.	-	91.5	n.m.
Other	-	-	n.m.	n.m.	-	-	n.m.
Net Debt (ending balance)	226.8	170.6	32.9%	6.9%	226.8	170.6	32.9%

(1) This caption relates to the dividends paid by Cabo TV Madeirense and Cabo TV Açoreana to minority shareholders.

As of 31 December 2006, consolidated net debt amounted to Euro 227 million, an increase of Euro 56 million as compared to year-end 2005. The free cash flow of Euro 31 million generated in the period was more than offset by the dividends paid in the first half of 2006 (Euro 85 million).

Table 8 _ Net Debt	2006	2005	Change
			Euro million
Short term	**91.7**	**44.2**	**47.4**
Bank loans	14.0	4.1	9.9
Shareholder loans	34.6	0.0	34.6
Liability with equity swaps on own shares [1]	9.0	8.5	0.5
Financial leases	1.2	1.2	(0.1)
Long-Term Telecom Contracts	23.4	21.9	1.5
Transponders	9.4	8.5	0.9
Medium and long term	**174.0**	**203.1**	**(29.1)**
Bank loans	17.5	34.6	(17.1)
Financial leases	1.9	1.9	(0.1)
Long-Term Telecom Contracts	24.0	43.8	(19.8)
Transponders	130.6	122.8	7.8
Total debt	265.6	247.3	18.3
Cash and short term-investments	38.8	76.7	(37.9)
Net debt	226.8	170.6	56.2

(1) This item corresponds to the notional amount of equity swaps contracted over 925 thousand PT Multimedia shares.

Shareholders' Equity (excluding Minority Interests)

Table 9 _ Change in Shareholders' Equity (excluding Minority Interests) (Euro million)

	4Q06	FY06
Equity before minority interests (initial balance)	**404.3**	**429.1**
Net income	10.7	71.1
Dividends paid	0.0	(85.0)
Other[1]	(0.4)	(0.6)
Shareholders' equity before minority interests (final balance)	**414.6**	**414.6**
Change in equity before minority interests	**10.3**	**(14.5)**

(1) This caption includes mainly Euro 0.5 million related to the difference between the fair value of the new equity swaps contracted over 925 thousand treasury shares and the settlement value of the previous equity swaps over the same treasury shares.

As at 31 December 2006, shareholders' equity excluding minority interest amounted to Euro 415 million, a decrease of Euro 15 million from the end of 2005, as a result of dividends paid in the first half of 2006 (Euro 85 million), which more than offset the net income generated during the period Euro 71 million.

Pursuant to Portuguese legislation, the amount of distributable reserves is determined according to the standalone financial statements of the company prepared in accordance with Portuguese GAAP. The level of distributable reserves is primarily impacted by the amount of (1) treasury stock owned; (2) net income generated; and (3) dividends paid.

Table 10 _ Change in Distributable Reserves (Euro million)

	4Q06	FY06
Distributable reserves (initial balance)	**344.1**	**179.7**
Net income under Portuguese GAAP (95%)	9.6	65.1
Dividends paid	-	(85.0)
Unpaid dividends by certain subsidiaries [1]	-	(25.7)
Share capital reduction [2]	-	219.5
Distributable reserves (final balance)	**353.6**	**353.6**
Change in distributable reserves	**9.6**	**173.9**

(1) This item includes mainly legal reserves recorded by certain subsidiaries of PT Multimedia in accordance with Portuguese legislation.
(2) This item is related to the share capital reduction to Euro 30,909,682.80, through the decrease in the par value of PT Multimedia shares to Euro 0.10, which was completed in September 2006, in connection with the share capital restructuring approved at the AGM held on 19 April 2006.

As at 31 December 2006, distributable reserves of PT Multimedia amounted to Euro 354 million, an increase of Euro 174 million from the end of 2005, mainly as a result of the capital reduction undertaken in the third quarter of 2006 amounting to Euro 219 million and the net income generated in 2006 under Portuguese GAAP of Euro 69 million, partially offset by the dividends paid in the first half of 2006 of Euro 85 million.

Additional Information

This information is also available on PT Multimedia's IR website **www.pt-multimedia.pt**

Contacts

Francisco Nunes
Chief Financial Officer
francisco.nunes@pt-multimedia.pt

Lídia Falcão
Investor Relations
lidia.falcao@pt-multimedia.pt

PT Multimedia
Avenida 5 de Outubro, 208
1069-203 Lisboa, Portugal
Tel.: +351 21 782 4725
Fax: +351 21 782 4735

Except for historic information contained herein, this earnings release contains certain forward looking statements which involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include, among others, the continued use by subscribers of PT Multimedia's services, technological changes and competition, as well as other factors detailed from time to time in PT Multimedia's filings with the Portuguese Securities and Exchange Commission.

PT Multimedia is listed on the Euronext Stock Exchange. Information may be accessed on Reuters under the symbol PTM.LS and on Bloomberg under the symbol PTM PL.

EXHIBIT C-4

Summary of notice of qualified shareholding

The Company disclosed that on February 9, 2007 Fundação José Berardo acquired 1,189,277 shares of the Company. Following the acquisition, Fundação José Berardo became the holder of 6,737,259 shares of the Company, representing 2.18% of its voting stock.

EXHIBIT C-5

Summary of notice of qualified shareholding

The Company disclosed information on recent transactions involving acquisitions and sales of voting shares of the Company by Banco BPI, S.A. (BPI) and companies controlled by it or which form part of its group, as follows:

- on February 28, 2007, acquisition of 285,000 shares by the Pension Fund of Banco BPI, S.A.;
- between February 28, 2007 and March 5, 2007, acquisition of 267,000 shares by the Pension Fund of Banco BPI, S.A.; and
- on March 5, 2007, acquisition of 80,000 shares by the Pension Fund of Banco BPI, S.A.

The Company further informed that after the aforementioned transactions, BPI became the holder of the following shareholder interests and voting rights:

Company	Shares	% Voting Rights
Banco Português de Investimento, S.A.	185,858	0.06
BPI Vida – Companhia de Seguros Vida, S.A.	305,778	0.10
Pension Funds of Banco BPI, S.A.	15,462,499	5.00
TOTAL	15,954,135	5.16

EXHIBIT C-6

Press release entitled "PT Multimedia announces cash dividend proposal for 2006"

See attachment.

PT Multimedia

PT- Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A.
Public Company
Head Office: Av. 5 de Outubro, no. 208, Lisbon
Share Capital: 30,909,682.80 Euros
Registered with the Commercial Registry of Lisbon and corporation number: 504 453 513

PT Multimedia Announces Cash Dividend Proposal for 2006

Lisbon, Portugal, 19 March 2007 – PT Multimedia announced today that its Board of Directors will propose the submission for shareholders' approval at the next Annual General Meeting to be held on 24 April 2007, the payment of a cash dividend, for the year ending 31 December 2006, of Euro 0.30 per share, subject to market conditions and PT Multimedia's financial conditions at that time, representing a 9% increase when compared to the dividend paid for the year ended 31 December 2005.

PT Multimedia's current sound operational performance and its solid balance sheet allowed the Board of Directors to propose this level of cash remuneration. PT Multimedia's management is confident that it is able to maintain a compelling shareholder remuneration policy, subject to market conditions and PT Multimedia's financial condition, while continuing to invest in its core operations to support the Company future growth.

Contacts: Lídia Falcão, Investor Relations Director
lidia.m.falcao@pt-multimedia.pt

Tel.: +351.21.7824725
Fax: +351.21.7824735

PT Multimedia is listed on the Euronext Stock Exchange. Information may be accessed on Reuters under the symbol PTMN.IN and on Bloomberg under the symbol PTM PL.

EXHIBIT C-7

Public notice of the shareholders' meeting held on April 27, 2007 and proposals referred to in Items 3, 5, 6, 7, 8 and 9 of the agenda

See attachment.

PT – Multimédia, Serviços de Telecomunicações e Multimédia, SGPS, S.A.

(Public Company)

Registered Office: Avenida 5 de Outubro, no. 208, Lisboa
Share Capital: 30,909,682.80 Euros
Registered with the Commercial Registry of Lisbon and
Corporation no. 504 453 513

NOTICE

I hereby call a General Meeting of the Shareholders of PT – Multimédia, Serviços de Telecomunicações e Multimédia, SGPS, S.A. at the premises of Fórum Telecom, located at Av. Fontes Pereira de Melo, no. 40, in Lisbon, given that our headquarters do not offer adequate conditions for the meeting to be held, at 3 p.m., on 24 April 2007, with the following agenda:

1. To resolve on the election of the Chairman and Secretary of the General Meeting of Shareholders following the termination of the office of the former holders of these positions;

2. To resolve on the management report, balance sheet and accounts, individual and consolidated, for the year 2006;

3. To resolve on the proposal for application of profits and distribution of reserves;

4. To resolve on a general appraisal of the Company's management and supervision, under the terms foreseen in the law;

5. To resolve on the ratification of the appointment of Directors, as well as on the ratification of the assumption of the interim office by the Chairman of the Board of Directors, as approved in the meeting of the Board of Directors held on 3 May 2006;

6. To resolve on the acquisition and disposal of own shares, including their acquisition in connection with the share buyback programme;

7. To resolve on a share capital reduction to 3,090,968.28 Euros, to be carried out by means of a reduction in the par value of all shares representing the Company's share capital, whereby each share will have a par value of 1 Euro cent, with the corresponding amendment to paragraphs 1 and 2 of article 4 of the Articles of Association. The purpose of the capital reduction will be the release of excess capital;

8. To resolve on the suppression of the special rights granted by the class A shares held by Portugal Telecom, SGPS, S.A. ("PT") in the Company arising from paragraph 2 of article 14 and paragraph 4 of article 15 of the Articles of Association, and on the resulting conversion of such shares into ordinary shares and the corresponding amendment the abovementioned articles, to paragraph 2 of article 4, to paragraph 2 of article 16 and to paragraph 2 of article 17 of the Articles of Association, as well as the removal of paragraphs 2 and 3 of article 5, of paragraph 2 of article 6 and of paragraph 2 of article 23 of the Articles of Association, subject to the approval at a General Meeting of Shareholders of PT of the free allotment of the Company shares held by PT to its shareholders and to the consent by PT as the holder of the class A shares;

9. To resolve on the amendment to paragraph 3 of article 4, to paragraph 8 of article 9, to article 10, to paragraphs 2, 3 and 6 of article 12, to paragraph 4, a) and 5 of article 13, to paragraph 2 of article 14, to paragraph 1 of article 15, to paragraphs 1 and 2 of article 17, to paragraphs 1 and 2 of article 18, to article 21 and to article 22, the removal of paragraph 10 of article 12 and of article 27 (former article 25) and the addition of paragraph 12 to article 12, of paragraph 6 to article 13, of paragraph 3 to article 16, of paragraph 5 to article 18, of article 23 and of article 254of the Articles of Association;

10. To resolve on the election of the corporate bodies for the 2007/2009 term of office;

11. To appoint an effective and deputy statutory auditor for the year 2007;

12. To resolve on the election of a new Compensation Committee.

Requirements for the attendance and exercise of voting rights, under the provisions of article 12 of the Articles of Association:

1. Only shareholders with voting rights shall be entitled to attend a General Meeting of Shareholders.

2. Shareholders intending to attend a General Meeting of Shareholders must provide evidence, no later than five working days prior to the relevant meeting, of the deposit of their shares in a book-entry securities account, as well as submit, within the same period, the statement referred to in paragraph 10 hereof.

3. Holders of shares represented by certificates, where legally permitted, who intend to attend a General Meeting of Shareholders must either have their shares registered in their name on the Company's share registry, no later than five working days prior to the date scheduled for the meeting, or provide evidence, by the same date, of the deposit thereof with a financial intermediary that legally replaces such register, as well as submit, within the same period, the statement referred to in paragraph 10 hereof.

4. Each 400 shares shall correspond to one vote.

5. Votes cast by a holder of ordinary shares, on his own account or through a representative, in his own name or as a representative of another shareholder, that exceed five per cent of the Company's total voting stock shall not be counted.

6. For purposes of this article, shares shall be deemed to belong to a Shareholder if they would be considered his for the purposes of a tender offer, in accordance with the Portuguese Securities Code.

7. The limit set out in paragraph 5 above shall apply to all resolutions, even those requiring a qualified majority.

8. In the case of joint ownership of shares, only the common representative, or a representative of the latter, may attend a General Meeting of Shareholders.

9. The limitations set forth in the foregoing paragraphs shall apply to any usufructuaries and pledgees of shares.

10. For purposes of the provisions of paragraph 6 above, Shareholders must submit a statement attesting they are not in the situation provided for therein.

11. The exercise of voting rights by correspondence or electronic means may cover all matters included in the notice, under the terms and conditions therein established, and the vote by electronic means may be subject to the verification by the Chairman of the General Meeting of Shareholders to the satisfaction of conditions established by him for the security and reliability of the same.

Representation of Shareholders

Shareholders may arrange to be represented at a General Meeting pursuant to the provisions of article 380 of the Portuguese Companies Code, and as an instrument of representation a signed letter addressed to the Chairman of the General Meeting of Shareholders will be sufficient.

The letters of representation of shareholders referred to in the previous paragraph, the letters of shareholders who are corporations conveying the name of the person who will represent them and the instruments of shareholder groupings, as well as the statements referred to in paragraph 10 of article 12, shall be addressed to the Chairman of the General Meeting of Shareholder (*) no later than 5:00 p.m. on 18 April 2007.

Declaration of the financial intermediary

Shareholders may delegate to the Company the request for issuance of the declaration of the financial intermediary entrusted with the registration of their shares, for which purpose they shall send to the Company's registered office a document granting the required powers, to be received no later than 5:00 p.m. on 4 April 2007.

Shareholders may access the form that will be available for such purpose on the Internet site (**), beginning 9:00 a.m. on the 23 March 2007.

Voting by correspondence

Shareholders with voting rights as referred to above may, in accordance with article 22 of the Portuguese Securities Code, exercise such rights by correspondence, by means of a signed declaration whereby they inform unequivocally the orientation of their vote in relation to each of the items on the agenda of the General Meeting. For such purposes, the relevant voting papers will be available to the Shareholders at the Company's registered office or may also be made available by e-mail provided that, no later than 5:00 p.m. on 4 April 2007, the Chairman of the General Meeting of Shareholders (*) receives a communication, with a legally acknowledged signature (or, in the case of individuals, with a simple signature accompanied by a photocopy of the relevant identity card), which communication shall set out the e-mail address to which voting papers and other documentation should be sent. The voting papers may also be downloaded from the Internet site (**).

The voting statement must be accompanied by a legible photocopy of the relevant identity card of the Shareholder, the declaration of the financial intermediary entrusted with the registration of the relevant shares and the declaration referred to in paragraph 10 of article 12 of the Articles of Association. In case of shareholders that are corporations, the voting statement must be signed by the legal representative of the same and the signature must be legally acknowledged in such capacity by a notary.

The voting statements accompanied by the documents referred to in the previous paragraph must be addressed to the Chairman of the General Meeting of Shareholders (*), in a closed envelope, by registered mail, no later than 5:00 p.m. on 17 April 2007.

Voting by electronic means

Shareholders with voting rights under the terms referred above, may also vote through the Internet site (**), in accordance with the requirements established therein. For such purposes, the Chairman of the General Meeting of Shareholders (*) must receive a communication, by registered mail, no later than 5:00 p.m. on 4 April 2007, prepared in accordance with the form made available on that same Internet site, beginning 9:00 a.m. on 23 March 2007, which communication must be accompanied by a photocopy of the relevant identity card (or, in the case of corporations, with a legally acknowledged signature), and set out the mailing address to which the shareholder wishes the password to be made available by the Company.

Such Shareholders may exercise their voting rights between midnight (0 hours) on 10 April 2007 and 5:00 p.m. on 22 April 2007.

Only the votes of Shareholders as to whom the declaration of the financial intermediary entrusted with the registration of the relevant shares has been received no later than 5:00 p.m. on 17 April 2007 will be considered.

Counting of votes

Votes exercised both by correspondence and by electronic means shall be considered at the time of the counting of votes, by adding the same to those cast in the course of the General Meeting of Shareholders.

The presence at the General Meeting of a Shareholder, or his representative, having exercised his voting rights either by correspondence or by electronic means will cause the revocation of the vote issued in such form.

Votes cast either by correspondence or by electronic means shall be considered as "votes against" in respect of proposals of resolution that are submitted after such votes are cast.

The proposals to be submitted by the Board of Directors to the General Meeting, the reports that must be attached to the same according to the law and all other preparatory information, including, since the date hereof, the full text of the proposed amendments to the Articles of Association, shall be made available to the Shareholders, within the period provided by law, at the Company's registered office located at Av. 5 de Outubro, no. 208, 11th floor, in Lisbon, and on the Internet site (**).

(*) Chairman of the General Meeting of Shareholders:

Mailing Address:	Av. 5 de Outubro, no. 208, 11th floor, 1069-203 Lisbon
Telephone:	00351217824721
Fax:	00351217824910
E-mail:	assembleia-ptmultimedia@pt-multimedia.pt

(**) http://www.ptmultimedia.pt

Lisbon, 23 March 2007.

The Sole Auditor

(Dr. Mário João de Matos Gomes)

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PT – MULTIMÉDIA - SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMÉDIA, SGPS, S.A.

24 April 2007

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 3 ON THE AGENDA:

(*To resolve on the proposal for application of profits and distribution of reserves*)

Whereas:

A) The net profit for the financial year ended 31 December 2006 was 68,558,269 Euros;

B) In accordance with the law and the company's Articles of Association, 5% of the net profit of the financial year is allocated to reinforce the legal reserve until that reserve amounts to at least 20% of the share capital;

C) The free reserves reflected on the balance sheet approved under item 2 on the agenda are in the amount of 353,622,749 Euros.

We propose that it be resolved:

1) That, in compliance with the law and the Articles of Association, 3,427,914 Euros, equivalent to 5% of the net profit for the financial year, be allocated to legal reserve;

2) That, in view of PT – Multimédia - Serviços de Telecomunicações e Multimédia, SGPS, S.A.'s current financial and asset position and the aforementioned mandatory allocation of the net profit of the financial year, of the remaining said profit, 65,130,355 Euros be paid to shareholders, added by the use of 27,598,693.40 Euros of retained profits, representing an overall payment of 92,729,048.40 Euros as dividends (corresponding to 0.30 Euros per share, in respect of the total number of shares issued);

3) That, considering the impossibility to determine precisely the number of own shares that will be held in treasury on the date of the above mentioned payment without limiting the Company's capacity of intervention, namely concerning the liquidity of its securities, the overall sum of 92,729,048.40 Euros provided for in the foregoing paragraph, calculated on the basis of a unitary amount per share issued (in this case, 0.30 Euros per share), be distributed as follows:

   a) Each share issued be paid the unitary amount of 0.30 Euros that was considered in the preparation of the proposal;

   b) The unit sum corresponding to the shares that belong to the Company itself on the first day of the payment period not be paid, but be carried forward to a new account.

Lisbon, 23 March 2007

The Board of Directors

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PT – MULTIMÉDIA - SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMÉDIA, SGPS, S.A.

24 April 2007

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 5 ON THE AGENDA:

(To resolve on the ratification of the appointment of Directors, as well as on the ratification of the assumption of the interim office by the Chairman of the Board of Directors, as approved in the meeting of the Board of Directors held on 3 May 2006)

Whereas:

- The former Chairman of the Board of Directors of PT – Multimédia, Serviços de Telecomunicações e Multimédia, SGPS, S.A., Mr. Miguel António Igrejas Horta e Costa, resigned from his office by letter dated of 20 April 2006;

- The former members of the Board of Directors of PT – Multimédia, Serviços de Telecomunicações e Multimédia, SGPS, S.A., Mr. Luís Miguel da Fonseca Pacheco de Melo, by letter dated of 26 April 2006, Mr. José Manuel de Morais Briosa e Gala, by letter dated of 26 April 2006, and Mr. Carlos Alpoim Vieira Barbosa, by letter dated of 19 April 2006, resigned from their offices;

- As resolved by the Board of Directors at the meeting held on 3 May 2006, Mr. Henrique Manuel Fusco Granadeiro assumed the interim office as Chairman of the Board of Directors until the end of the 2004/2006 term of office;

- The appointment of Mr. Manuel Francisco Rosa da Silva and Mr. Francisco José Meira Silva Nunes at the meeting of the Board of Directors held on 3 May 2006, as provided for in paragraph 3, b) of article 393 of the Portuguese Companies Code.

We propose that it be resolved:

1. That the General Meeting of Shareholders resolves to ratify the assumption of the interim office as Chairman of the Board of Directors of the Company by Mr. Henrique Manuel Fusco Granadeiro.

2. That, as provided for in paragraph 2 of article 393 of the Portuguese Companies Code, the General Meeting of Shareholders resolves to ratify the appointment of Mr. Manuel Francisco Rosa da Silva and Mr. Francisco José Meira Silva Nunes.

Lisbon, 23 March 2007

The Board of Directors,

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PT – MULTIMÉDIA - SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMÉDIA, SGPS, S.A.

24 April 2007

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 6 ON THE AGENDA:

(To resolve on the acquisition and disposal of own shares, including their acquisition in connection with the share buyback programme)

Whereas:

A) It is convenient for the Company to be able to continue to make use, under general terms, of the possibilities inherent to the acquisition and disposal of own shares;

B) That same interest exists as well with regard to dependent companies, which may notably be bound under their own issuances of securities to acquire or dispose of shares of the Company, which, without prejudice to the provisions of paragraph 3 of article 319 of the Portuguese Companies Code, it is also convenient to foresee;

C) Commission Regulation (EC) no. 2273/2003 of 22 December 2003 established a special system of rules containing exemption requirements from the general regime governing market abuse for certain share buyback programmes, which requirements it is advisable to take into account even in the case of acquisitions not within the scope of the programmes covered by those regulations;

We propose that it be resolved:

1) To approve the acquisition by the Company, or by any dependent companies, present or future, of own shares, including any rights to the acquisition or allocation thereof, subject to a decision by the management board of the acquiring company, and under the following terms:

   a) **Maximum number of shares to be acquired:** Up to a limit equivalent to ten percent of the share capital, deducting any disposals made, without prejudice to such quantity as may be required for compliance with the acquirer's obligations under law, contract or issuance of securities, or arising from any contractual obligation to implement the Company's stock option plan, subject, if applicable, to subsequent disposal, as established by law, of such shares as may exceed said limit;

   Subject to the requirements established by law and in this resolution, acquisition made by the Board of Directors within the framework of a share buyback programme is hereby approved, such acquisition to be made in any of the forms provided for under this resolution;

   b) **Term during which the acquisition may be made:** Eighteen months beginning on the date of this resolution;

c) **Forms of acquisition:** Subject to the terms and mandatory limits established by law, acquisition of shares, or rights of acquisition or allocation of shares, for consideration, in any form, on a regulated market or in an over-the-counter acquisition, in compliance with the principle of equal treatment of shareholders as established by law, notably from a financial institution with which the Company has entered into an equity swap agreement or other similar derivative instruments, or any other acquisition for the purpose of, or by virtue of, complying with an obligation established by law or contract, or conversion or exchange of convertible or exchangeable securities issued by the Company or a dependent company, in accordance with the relevant terms of issue or any contracts implemented with regard to such conversion or exchange;

d) **Minimum and maximum consideration for the acquisitions:** The consideration of the acquisition should fall within an interval of fifteen percent less than the lowest trading price and fifteen percent more than the average trading price, respectively, of the shares to be purchased on the Eurolist by Euronext Lisbon during the 5 stock exchange sessions immediately preceding the date of acquisition or the creation of the right of acquisition or allocation of shares, or should correspond to the acquisition price resulting from any contracted financial instruments, to the terms of issue, by the Company or any dependent company, of securities convertible in or exchangeable for Company shares, or to contracts entered into in connection with such conversions or exchanges;

2) To approve the disposal of own shares that may have been acquired, subject to a resolution of the disposing Company's management board, and on the following terms:

a) **Minimum number of shares to be disposed of:** The number corresponding to the minimum block of shares which at the time of disposal is legally stipulated for the shares of the Company, or such lesser quantity as may be sufficient to fulfil any obligation undertaken by virtue of law, contract or issuance of other securities;

b) **Term during which the disposal may take place:** Eighteen months beginning on the date of this resolution;

c) **Form of disposal:** Subject to the terms and mandatory limits established by law, disposal for consideration in any form, notably by sale or exchange, to be made on a regulated market or over-the-counter to certain entities designated by the disposing company's management board, in compliance with the principle of equal treatment of shareholders as established by law, notably to financial institutions counter-parties to equity swap agreements or other similar derivatives or where the disposal is decided within the framework of, or in connection with, a proposal of application of profits or distribution of reserves in kind, without prejudice to, in the case of any disposal in fulfilment of an obligation or arising from the issuance of other securities by the Company or a dependent company, or of contracts related to such issue, or contractual bond to implement a stock option plan of the Company, to be carried out in accordance with the applicable terms and conditions;

d) **Minimum price:** Consideration of no more than fifteen percent below the average trading price on Eurolist by Euronext Lisbon of the shares to be disposed during the 5 exchange sessions immediately preceding the date of disposal, or such price as may be stipulated or result from the terms and conditions of issuance of other securities, notably convertible or exchangeable securities, or from any contract entered into in connection with such issuance, conversion or exchange, in the case of a disposal arising therefrom;

3) To approve that an indication be conveyed to the Board of Directors, without prejudice to its freedom of decision and action within the framework of the resolutions of paragraphs 1 and 2 above, that it take into account, depending on the circumstances that the Board deems

relevant (and, especially, as regards acquisitions comprised in buyback programmes aimed at the satisfaction of conversion rights of bonds or other securities, or stock options or similar rights, or others that may be the subject of the Regulation referred to in the Whereas clauses), in addition to the recommendations of the Portuguese Securities Commission (*Comissão do Mercado de Valores Mobiliários*) that may be at any time in force, the following practices advisable as regards the acquisition and disposal of own shares under the authorizations granted in accordance with the foregoing paragraphs:

a) Disclosure to the public, before the beginning of the acquisition and disposal transactions, of the content of the preceding authorization, in particular, its goal, the maximum value of the acquisition, the maximum number of shares to be acquired and the term authorized for such purpose;

b) Record keeping of each transaction carried out within the framework of the preceding authorizations;

c) Public disclosure of the transactions carried out until the end of the seventh day of the trading session following the date on which such transactions take place;

d) Carrying out the transactions under conditions of time, form and volume that do not disturb the regular operation of the market, notably seeking to avoid it at sensitive times for trading, in particular, at the opening and closing of the session, at times of market disturbance, at times close to the disclosure of material events or of the disclosure of results;

e) Carrying out of the acquisitions at a price not exceeding the highest of the last independent transaction and the highest independent offer at the time of acquisition on the Eurolist by Euronext Lisbon;

f) Limiting the acquisitions to 25% of the daily average trading volume, or to 50% of such volume if communicated to the competent authority and disclosed to the market;

g) Refraining from disposal during any carrying out of a buyback programme covered by the Regulation mentioned in the Whereas clauses.

For such purpose, the Board of Directors may organize the separation of the acquisitions and their respective systems of rules, notably according to the programme in which they are included, and provide information regarding such separation in the relevant public disclosure.

Lisbon, 23 March 2007

The Board of Directors,

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PT – MULTIMÉDIA - SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMÉDIA, SGPS, S.A.

24 April 2007

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 7 ON THE AGENDA:

(To resolve on a share capital reduction to 3,090,968.28 Euros, to be carried out by means of a reduction in the par value of all shares representing the share capital, whereby each share will have a par value of 1 Euro cent, with the corresponding amendment to paragraphs 1 and 2 of article 4 of the Articles of Association. The purpose of the capital reduction will be the release of excess capital)

Whereas:

A) Pursuant to article 94 of the Portuguese Companies Code, a company may reduce its share capital with a view to releasing excess capital;

B) Within the capital reduction for the purpose of releasing excess capital, several ultimate purposes are contemplated: the direct allocation to the shareholders of the sums so released, the creation of reserves or the release of contribution obligations;

C) The capital reduction for release of excess capital may not be implemented in case the net equity of the Company does not exceed the new capital by at least 20%;

D) As a result of the current proposal for a capital reduction to release excess capital, the shareholders shall not suffer any kind of loss, since the intention is to allocate the total amount of reduction to free reserves, making these assets available in the future in accordance for the purposes determined by the shareholders in the future;

We propose that it be resolved:

1. To reduce the share capital of the Company from 30,909,682.80 Euros to 3,090,968.28 Euros, the amount of the reduction being 27,818,714.52 Euros, for the purpose of releasing excess capital, as follows:

   - Creation of free reserves in an amount of 27,818,714.52 Euros;

   That the reduction be effected by means of a reduction in the par value of the shares representing the share capital in the Company to a par value of 1 Euro cent;

   As one can see on the balance sheet dated 31 December 2006, to be approved by this General Meeting of Shareholders under item 2 on the agenda, upon implementation of the proposed capital reduction, the Company's net equity will exceed the new capital by over 20%, thus complying with the requirement provided for in article 95 of the Portuguese Companies Code.

2. That, as a result of the proposed capital reduction, paragraphs 1 and 2 of article 4 of the Articles of Association be amended to read as follows:

"SHARE CAPITAL, SHARES AND BONDS

Article 4

1. The share capital shall be three million, ninety thousand, nine hundred sixty-eight Euros and twenty-eight Euro cents, fully paid up.
2. The share capital shall be represented by three hundred nine million, ninety-six thousand, eight hundred twenty-eight shares with a par value of one Euro cent each, with the following distribution:

   a) Three hundred eight million, nine hundred ninety-four thousand, eight hundred twenty-eight ordinary shares;
   b) One hundred and two class A shares.
3. [...]."

3. That the Board of Directors be authorized to define the timing of implementation of this resolution with the implementation of the resolution under item 8 on the agenda, in respect of the conversion of the class A shares into ordinary shares.

4. That, in the case provided for in the foregoing paragraph, the wording of paragraphs 1 and 2 of article 4 of the Articles of Association be deemed automatically and proportionally adjusted.

Lisbon, 23 March 2007

The Board of Directors,

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PT – MULTIMÉDIA – SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMÉDIA, SGPS, S.A.

24th April 2007

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 8 ON THE AGENDA

(To resolve on the suppression of the special rights granted by the class A shares held by Portugal Telecom, SGPS, S.A. ("PT") in the Company arising from paragraph 2 of article 14 and paragraph 4 of article 15 of the Articles of Association, and on the resulting conversion of such shares into ordinary shares and the corresponding amendment the abovementioned articles, to paragraph 2 of article 4, to paragraph 2 of article 16 and to paragraph 2 of article 17 of the Articles of Association, as well as the removal of paragraphs 2 and 3 of article 5, of paragraph 2 of article 6 and of paragraph 2 of article 23 of the Articles of Association, subject to the approval at a General Meeting of Shareholders of PT of the free allotment of the Company shares held by PT to its shareholders and to the consent by PT as the holder of the class A shares)

Whereas:

A) Portugal Telecom, SGPS, S.A. ("PT") intends to make a free allotment to its shareholders of 100% of the ordinary shares in the share capital in PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A. held by that company, subject to approval at the next Annual General Meeting of Shareholders;

B) In connection with such allotment, it is expected the suppression of the special rights granted by the Class A shares held by PT, with the conversion of these shares into ordinary shares;

C) The said suppression of special rights granted by Class A shares should only become effective upon approval of the said share allotment transaction at a General Meeting of Shareholders of PT, and at a time close to its implementation;

D) This resolution for suppression of special rights granted by Class A shares can only become effective upon consent by PT, such consent to be given under article 24 of the Companies Code;

E) For all the above reasons, the Board of Directors deems it convenient for the General Meeting of Shareholders to approve the following amendments to the articles of association:

We propose that it be resolved:

1. To delete paragraph 2 of article 14 and paragraph 4 of article 15 of the articles of association, with the resulting conversion into ordinary shares;

2. Modification of paragraph 2 of article 4, paragraph 2 of article 16 and paragraph 2 of article 17 of the articles of association;

3. Deletion of paragraphs 2 and 3 of article 5, paragraph 2 of article 6 and paragraph 2 of article 23 of the articles of association;

All of the articles of association of PT Multimédia- Serviços de Telecomunicações e Multimédia, SGPS, S.A., according to the terms as reproduced hereinafter, which articles are to be renumbered accordingly:

"SHARE CAPITAL, SHARES AND BONDS

Article 4

1. [...].
2. The share capital is represented by three hundred and nine million ninety-six thousand eight hundred and twenty-eight shares with the par value of ten Euro cents each.
3. [...].

Article 5

1. [...].
2. Deleted.
3. Deleted.

Article 6

1. [...].
2. Deleted.

Article 14

1. [...].
2. Deleted.

Article 15

1. [...].
2. [...].
3. [...].
4. Deleted.
5. [...].

Article 16

1. [...].
2. Where the director who is definitely unavailable is the chairman, he shall be replaced by means of election at a general meeting of shareholders.

Article 17

1. […].
2. The members of the executive committee shall be chosen by the board of directors on the basis of designation by its chairman.
3. […].
4. […].
5. […].

APPLICATION OF PROFITS

Article 23

1. […]:
   a) […];
   b) […];
   c) […].
2. Deleted.
3. […]."

4. That this resolution be subject to the condition of approval at a General Meeting of Shareholders of PT of the free allotment of shares in the Company held by PT to its shareholders and consent by PT as the holder of such shares;

5. That the Board of Directors be authorised to define the conjunction of the timing of implementation of this resolution with the implementation of the resolution on capital reduction under item 7 on the agenda, as well as of the resolution on the amendment to the articles of association under item 9 on the agenda.

Lisbon, the 23rd March 2007

The Board of Directors

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PT – MULTIMÉDIA – SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMÉDIA, SGPS, S.A.

24th April 2007

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 9 ON THE AGENDA

(To resolve on the amendment to paragraph 3 of article 4, to paragraph 8 of article 9, to article 10, to paragraphs 2, 3 and 6 of article 12, to paragraph 4, a) and 5 of article 13, to paragraph 2 of article 14, to paragraph 1 of article 15, to paragraphs 1 and 2 of article 17, to paragraphs 1 and 2 of article 18, to article 21 and to article 22, the removal of paragraph 10 of article 12 and of article 27 (former article 25) and the addition of paragraph 12 to article 12, of paragraph 6 to article 13, of paragraph 3 to article 16, of paragraph 5 to article 18, of article 23 and of article 24 of the Articles of Association)

Whereas:

A) The revision carried out by Decree-Law no. 76-A/2006, of 29 March 2006, to the Companies Code was notably aimed, as referred to in its preamble, at fine-tuning "corporate governance practices" in favour of a greater transparency and efficiency of Portuguese public limited liability companies ("sociedades anónimas") through the extension of the range of options in terms of governance solutions;

B) In view of the modifications made to the Companies Code by the above-mentioned Decree-Law, the current model of supervision in PT – Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A. ("PT Multimédia"), as an issuer of listed securities on a regulated market must necessarily be changed;

C) In fact, the current supervision structure in PT Multimédia is based on a Single Auditor and an Alternate, a structure that will no longer be permitted after the 30th June 2007 for companies having securities listed on a regulated market;

D) In this way, PT Multimédia concluded that it should choose one of two governance models, i.e.: (i) the "Latin" model, consisting in having a Supervisory Board; and (ii) the "Anglo-Saxon" model, through the creation of an Audit Committee within the Board of Directors;

E) The Board of Directors of PT Multimédia, after an analysis on the virtues of each governance model, decided to opt for creating an Audit Committee as the company's supervisory body, together with a chartered accountant (with duties, *inter alia*, of auditing the Company's accounts), and terminating the office of Sole Auditor;

F) Upon approval of this proposal, the supervisory duty will be exercised within the management body itself by some of its members, which members may not perform executive duties in the company, so that they are able to perform such duties in an independent manner;

G) In fact, at international level, the existence of an Audit Committee is becoming a standard in developed markets as the preferred solution in matters of company supervision, and the Company should follow the latest developments at corporate governance level;

H) Additionally, the revision of the Companies Code has also introduced an overall update in this matter by giving the companies new legal possibilities and requirements;

I) In this way, the Board of Directors decided to adjust the articles of association of PT Multimédia in such a way as to include some of these legislative novelties;

J) On the one hand, it became necessary to regulate the exercise of the vote by correspondence, the right of shareholders to information, the use of telematic means, as well as situations leading to a definitive absence of directors;

K) Finally, it is the Board of Directors' opinion that the declaration required under article 12-10 of the Articles of Association clearly proves to be unnecessary for the purposes for which such declaration requirement was established, which purposes may be achieved by other ways that are less expensive and onerous for the shareholder;

L) For all the above reasons, the Board of Directors deems it appropriate for the General Meeting of Shareholders to approve the amendments to the articles of association as better identified hereinafter.

We propose that it be resolved:

1. To modify paragraph 3 of article 4, paragraph 8 of article 9, article 10, paragraphs 2, 3 and 6 of article 12, paragraph 4(a) and paragraph 5 of article 13, paragraph 2 of article 14, paragraph 1 of article 15, paragraphs 1 and 2 of article 17, paragraphs 1 and 2 of article 18, article 21 and article 22;

2. To delete paragraph 10 from article 12 and article 27 (former article 25); and

3. To add paragraph 12 to article 12, paragraph 6 to article 13, paragraph 3 to article 16, paragraph 5 to article 18, article 23 and article 24.

All of the articles of association of PT Multimédia, according to the terms as reproduced hereinafter, with the corresponding renumbering of the other articles:

"Article 4

1. [...].

2. [...]
3. The board of directors may, upon a previous opinion of the company's audit committee, resolve to increase the share capital, for one or more occasions, up to the limit of € 20,000,000.00, by means of new contributions in cash.

Article 9

1. [...].
2. [...].
3. [...].
4. [...]:
a) [...];
b) [...].
5. [...].
6. [...].
7. [...].
8. The board of directors shall promote the performance of acts and compliance with formalities as legally required for the implementation of a capital reduction.
9. [...].
10. [...].

CORPORATE BODIES

Article 10

The corporate bodies shall be the general meeting of shareholders, the board of directors, the audit committee and the chartered accountant.

Article 12

1. [...].
2. Shareholders intending to participate in the general meeting of shareholders must provide evidence, no later than five days prior to the relevant meeting, of entrance into account of dematerialised securities of their shares.
3. Where the shares are represented by certificates, in cases as legally permitted, owners thereof intending to participate in the general meeting of shareholders must have the shares annotated in their name on the company's securities issue register, no later than five working days prior to the date schedules for the meeting, or provide evidence, by that same date, of the deposit of such shares with a financial intermediary legally substituting such register.
4. [...].
5. [...].
6. For the purposes of this article, shares held by persons in situations as provided for under article 20 of the Securities Code shall be deemed to belong to the shareholder, and the limitation of each person covered shall be deemed proportional to the number of votes cast by such person.
7. [...].

8. [...].
9. [...].
10. Deleted
11. [...].
12. Within the framework of the vote by correspondence, the following shall be observed:

   a) Any shareholder entitled to vote may, pursuant to article 22 of the Securities Code, exercise such right by correspondence through a declaration signed by him/her unequivocally stating what his/her vote is with regard to each item on the agenda of the General Meeting;
   b) The declaration of vote shall be accompanied by a legible copy of the Shareholder's Identity Card, by the declaration of the financial intermediary entrusted with the service of registration of such shareholder's shares. In case the Shareholder is a body corporate, the declaration of vote shall be signed by the person representing it, such signature being certified by a notary in the said capacity;
   c) The declarations of vote, accompanied by the items referred to in (b) above, shall be sent in a closed envelope addressed to the Chairman of the General Meeting of Shareholders by registered mail;
   d) It shall be the duty of the Chairman of the General Meeting to ensure the authenticity and confidentiality of the votes by correspondence until the time of the poll;
   e) Any vote by correspondence cast shall be deemed revoked in case the respective shareholder or a representative of the same is present at the General Meeting of Shareholders;
   f) Any vote by correspondence shall be deemed as a negative vote with regard to resolution proposals submitted subsequently to the date on which it is cast.

Article 13

1. [...].
2. [...].
3. [...].
4. [...]:
   a) To elect the members of the general meeting of shareholders, the members of the board of directors, the members of the audit committee and the chartered accountant;
   b) [...];
   c) [...];
   d) [...];
   e) [...];
   f) [...].
5. The general meeting of shareholders shall be held whenever its call is requested by the board of directors or by the audit committee or by shareholders representing, at least, five per cent of the share capital.
6. The General Meeting of Shareholders shall be held at the registered office of the company or any other place chosen by the Chairman of the General Meeting according to the law, and it cannot be held by telematic means.

Article 14

1. [...].
2. However, resolutions on the election of the members of the general meeting of shareholders, as well as on matters as referred to in (c) and (d) of paragraph 4 of the foregoing article, shall not be approved against the majority of votes corresponding to class A shares.

Article 15

1. The Board of Directors shall be composed of no more than fifteen members.
2. [...].
3. [...].
4. [...].
5. [...].

Article 16

1. [...]:
   a) [...].
   b) [...];
   c) [...];
   d) [...];
   e) [...];
   f) [...];
   g) [...];
   h) [...].
2 [...].
3. Any director who, during the same term of office, fails to attend two consecutive meetings or five non-consecutive meetings without a justification accepted by the Board of Directors shall be deemed as definitely absent.

Article 17

1. The board of directors may delegate the management in the normal course of the company to an executive committee comprising three, five or seven directors.
2. The members of the executive committee shall be chosen by the board of directors on the basis of a designation by its chairman, and shall comprise at least one, two or three of the directors elected under the rule no. 4 of article 15, depending on whether the executive committee comprises three, five or seven members.
3. [...].
4. [...].
5. [...].

Article 18

1. The board of directors shall schedule the dates or periodicity of its ordinary meetings and meet extraordinarily whenever called by its chairman or by two directors or by the audit committee.

2. The board of directors may not operate without the participation of the majority of its members in office, with the chairman of the board of directors, in cases of recognised urgency, being able to waive the participation of such majority, should this latter be assured by means of a vote by correspondence or proxy in accordance with the following paragraph.
3. [...].
4. [...].
5. The Directors may participate in a meeting of the Board of Directors through telematic means, and the company shall ensure the authenticity of the declarations and the security of the communications by recording the content thereof and registering the relevant participants.

Article 21

1. The supervision of the company shall be the responsibility of an Audit Committee elected by the General Meeting of Shareholders and composed of three members, one of which shall be its Chairman.
2. The term of office of the Audit Committee shall be three years, with the year of appointment being counted as a full year, and it shall be renewable within the limits as provided for under the law.
3. The members of the Audit Committee shall be appointed in conjunction with the other members of the Board of Directors, and the list proposed for this latter body shall specify the members who are to incorporate the Audit Committee and indicate its Chairman.
4. The Chairman of the Audit Committee shall be responsible for calling and directing the course of the meetings of the Audit Committee.
5. The Audit Committee shall meet in ordinary session at least once every two months and whenever its Chairman so deems fit or any other member so requests.
6. The Audit Committee may be assisted by experts specifically designated or engaged for such purpose and also by audit work expert firms.
7. Any member of the Audit Committee who, during the same term of office, fails to attend two consecutive meetings or five non-consecutive meetings without a justification accepted by the Board of Directors shall be deemed as definitely absent.

Article 22

The resolutions of the Audit Committee shall be taken by a majority of votes cast, with a majority of members in office being present, and the chairman shall have a casting vote.

Article 23

1. The audit to the accounts of the company shall be made by a Chartered Accountant or a Chartered Accountant Firm appointed by the General Meeting of Shareholders based on a proposal of the Audit Committee.
2. Besides an incumbent Chartered Accountant, there will be an alternate.

INFORMATION

Article 24

Any information to be provided to the shareholders which depends or may depend, according to the law, on the holding of shares equivalent to a minimum percentage of the share capital may only be

made available on the company's Internet site where such disclosure is required by a mandatory legal or regulatory provision.

FINAL AND TRANSITORY PROVISIONS

Article 27

Deleted."

4. That the Board of Directors be authorised to define the conjunction of the timing of implementation of this resolution with the implementation of the resolution on the suppression of special rights granted by Class A shares held by Portugal Telecom, SGPS, S.A. under item 8 on the agenda.

Lisbon, the 23rd March 2007

The Board of Directors

ANNEX D

Information Required to Be Made Public, Distributed or filed by the Company on an Ongoing Basis

Type of Information or Report	Form of Release	Required Date of Release	Source of Requirement
1. Annual Report and Annual Accounts, Account certification, External Auditor's Report, other reports and related documents required by the Comissão do Mercado de Valores Mobiliários ("CMVM") (Portuguese Securities Commission) or Euronext Lisbon Stock Exchange ("Euronext Lisbon")	Delivered to the CMVM and Euronext Lisbon, disclosed in the CMVM's information disclosure system, through Euronext Lisbon and on the Company's website.	Within 30 days following approval at the annual General Meeting of Shareholders.	Portuguese Securities Code and CMVM regulations
2. Reports and documents referred to in item 1 above, in the form submitted for approval by shareholders	Delivered to the CMVM and Euronext Lisbon, disclosed on the Company's website.	As soon as available to the shareholders (currently no later than 15 days prior to the General Meeting of Shareholders)	Portuguese Securities Code and CMVM regulations
3. Half-year results	Delivered to the CMVM and Euronext Lisbon, disclosed in the CMVM's information disclosure system, through Euronext Lisbon and on the Company's website.	Within three months following the end of the six-month period	Portuguese Securities Code and CMVM regulations
4. Information on the activity, results and financial situation of the Company at the end of the first and third quarters	Delivered to the CMVM and Euronext Lisbon, disclosed in the CMVM's information disclosure system, through Euronext Lisbon and on the Company's website.	Within 60 days following the end of the relevant period	CMVM regulations
5. Text of any proposed amendment to the By-laws of the Company	Delivered to the CMVM and Euronext Lisbon	Up to the time of release of the notice for the General Meeting of Shareholders	Portuguese Securities Code
6. Summary of the minutes of any shareholders' meeting approving amendments to the By-laws of the Company	Delivered to the CMVM and Euronext Lisbon	Within 15 days following approval	Portuguese Securities Code
7. Call for the General Meeting of Shareholders	Disclosed in the CMVM's information disclosure system, through Euronext Lisbon, the Company's	At least 30 days prior to the date set for such meeting	Portuguese Securities Code and CMVM regulations

Type of Information or Report	Form of Release	Required Date of Release	Source of Requirement
	website and on the Ministry of Justice's website.		
8. Notice of a period for the exercise of subscription rights	Disclosed in the CMVM's information disclosure system, through Euronext Lisbon, the Company's website and on the Ministry of Justice's website.	At least 5 business days prior to the date set for the exercise period	CMVM regulations and the Portuguese Companies Code
9. Notice of a period for the exercise of other rights	Disclosed in the CMVM's information disclosure system, through Euronext Lisbon and on the Company's website.	At least 5 business days prior to the initial date for exercise	CMVM regulations and the Portuguese Companies Code
10. Notice of dividend payment	Disclosed in the CMVM's information disclosure system, through Euronext Lisbon and on the Company's website.	At least 15 days prior to the date set for such payment	Portuguese Securities Code and CMVM regulations
11. Any change in bondholders' rights	Disclosed in the CMVM's information disclosure system, through Euronext Lisbon and on the Company's website.	Immediately	Portuguese Securities Code and CMVM regulations
12. Notice of the approval by the shareholders of a new issuance of shares or bonds	Disclosed in the CMVM's information disclosure system, through Euronext Lisbon and on the Company's website.	Immediately	Portuguese Securities Code and CMVM regulations
13. Other information requested by the CMVM or by Euronext Lisbon	Delivered to the CMVM and Euronext Lisbon	Upon request	Portuguese Securities Code and Euronext regulations
14. Notice of share capital increase or reduction	Disclosed in the CMVM's information disclosure system, through Euronext Lisbon and on the Company's website.	Within 15 days following the share capital increase or reduction	CMVM regulations
15. Any change in the nominal value of the Company's securities	Disclosed in the CMVM's information disclosure system, through Euronext Lisbon and on the Company's website.	Within 15 days following the change	CMVM regulations
16. Notice of conversion of securities	Disclosed in the CMVM's information disclosure system, through Euronext Lisbon and on the Company's website.	At least 5 business days prior to the date set for such conversion	CMVM regulations
17. Notice of payments of installments in relation to subscriptions for shares	Disclosed in the CMVM's information disclosure system, through Euronext Lisbon and on the	At least 5 business days prior to the date set for such payments	CMVM regulations

Type of Information or Report	Form of Release	Required Date of Release	Source of Requirement
	Company's website.		
18. Notice of payments of installments in relation to subscriptions for bonds	Disclosed in the CMVM's information disclosure system, through Euronext Lisbon and on the Company's website.	At least 15 days prior to the date set for such payments	CMVM regulations
19. Notice of exchange of temporary certificates for definitive certificates	Disclosed in the CMVM's information disclosure system, through Euronext Lisbon and on the Company's website.	At least 5 business days prior to the date set for such exchange	CMVM regulations
20. Notice of change of coupon on bonds	Disclosed in the CMVM's information disclosure system, through Euronext Lisbon and on the Company's website.	At least 5 business days prior to the date set for such exchange	CMVM regulations
21. Any default under securities	Delivered to the CMVM and Euronext Lisbon, disclosed in the CMVM's information disclosure system, through Euronext Lisbon and on the Company's website.	At least 5 business days prior to the date of default	CMVM regulations
22. Company's decision to commence bankruptcy proceedings, Court decision on the Company's bankruptcy or rejection of a request for declaration of bankruptcy	Disclosed in the CMVM's information disclosure system, through Euronext Lisbon and on the Company's website.	Immediately	Portuguese Securities Code and CMVM regulations
23. Notice of a shareholders' agreement aiming at maintaining or increasing a qualified shareholding or assuring the success or failure of a takeover.	Delivered to the CMVM and Euronext Lisbon, disclosed in the CMVM's information disclosure system, through Euronext Lisbon and on the Company's website (only applicable where the agreement is deemed relevant by the CMVM to allow control of the Company).	Within 3 days following its execution	Portuguese Securities Code and CMVM regulations
24. Any change in the voting rights of shareholders disclosing their shareholdings under applicable regulations	Inform CMVM, Euronext Lisbon and the Company and disclosed by the Company in the CMVM's information disclosure system, through Euronext Lisbon and on the Company's website.	Within 3 days following the change	Portuguese Securities Code and CMVM regulations

Type of Information or Report	Form of Release	Required Date of Release	Source of Requirement
25. Any change in the composition of the corporate bodies of the Company	Disclosed in the CMVM's information disclosure system, through Euronext Lisbon and on the Company's website.	Immediately	Portuguese Securities Code and CMVM regulations
26. Any change of the Company's secretary and any appointment or removal of the officer responsible for securities market relations (investor relations)	Disclosed in the CMVM's information disclosure system, through Euronext Lisbon and on the Company's website.	Within a period that guarantees the usefulness of the release	CMVM regulations
27. Admission to listing on a foreign stock exchange of securities issued by public companies	Disclosed in the CMVM's information disclosure system, through Euronext Lisbon and on the Company's website.	Within a period that guarantees the usefulness of the release	CMVM regulations
28. Any changes in any of the elements required for the listing of securities	Disclosed in the CMVM's information disclosure system, through Euronext Lisbon and on the Company's website.	Within a period that guarantees the usefulness of the release	CMVM regulations
29. Communication of acquisition or disposal of a qualified shareholding for the purposes set forth in Article 16 of the Portuguese Securities Code	Inform CMVM, Euronext Lisbon and the Company and disclosed by the Company in the CMVM's information disclosure system, through Euronext Lisbon and on the Company's website.	Within 3 days following the acquisition or disposal	Portuguese Securities Code and CMVM regulations
30. Payment of interest or other income to the holders of securities	Disclosed in the CMVM's information disclosure system, through Euronext Lisbon and on the Company's website.	Within a period that guarantees the usefulness of the release	CMVM regulations
31. Repayment of bonds and other debt securities	Disclosed in the CMVM's information disclosure system, through Euronext Lisbon and on the Company's website.	At least 5 business days prior to the date set for such repayments	CMVM regulations
32. The assignment of a risk rating to debt securities by a rating agency registered with CMVM, and any subsequent changes to said risk rating	Disclosed in the CMVM's information disclosure system, through Euronext Lisbon and on the Company's website.	Within a period that guarantees the usefulness of the release	CMVM regulations
33. Any information directly related to the Company or its securities that was not	Disclosed in the CMVM's information disclosure system, through Euronext Lisbon and on the	Immediately	Portuguese Securities Code and CMVM regulations

Type of Information or Report	Form of Release	Required Date of Release	Source of Requirement
previously made public and that, if such information had been disclosed, would influence the price of the referred securities or related derivates (privileged information)	Company's website.		
34. Notice of any acquisition or disposition of treasury stock within Portugal or abroad, whenever such transactions, either individually or in conjunction with other transactions since the previous notice, are greater than or equal to 1% of the share capital	Delivered to the CMVM and Euronext Lisbon and disclosed in Euronext Lisbon's bulletin.	Within 3 days from the date of acquisition or disposal	CMVM regulations
35. Notice of any acquisition or disposition of treasury stock executed in the same trading session of a market operating in Portugal, when such transactions, either individually or together with previous transactions, are equal to or greater than 0.05% of the securities admitted to trading	Delivered to the CMVM and Euronext Lisbon and disclosed in the CMVM's information disclosure system and in Euronext Lisbon's bulletin.	Immediately	CMVM regulations
36. Annual summary of information disclosed	Disclosed in the CMVM's information disclosure system, on Euronext Lisbon' website, on the Company's website or in a nationwide newspaper.	Within 20 business days following the publication of the Company's annual accounts	Portuguese Securities Code, CMVM regulations and Regulation (EU) number 809/2004
37. Persons discharging managerial responsibilities and persons closely associated with them shall notify the existence of transactions conducted on their own account or on account of third parties, or by third parties on their account, relating to the Company's securities	Inform CMVM	Within 5 business days following such transactions	Portuguese Securities Code

Type of Information or Report	Form of Release	Required Date of Release	Source of Requirement
38. Additional information disclosed to supervisory authorities of stock exchanges where the Company's securities are admitted to trading	Inform CMVM and Euronext Lisbon	Up to the time of disclosure of such information to the supervisory authorities of stock exchanges where the Company's securities are admitted to trading	Portuguese Securities Code

ANNEX A

EXHIBIT A-1

Brief Description of Unconsolidated Report and Financial Statements for 2006

The unconsolidated annual report and financial statements of the Company for the year ended December 31, 2006 include:

1. a reconciliation of net income and shareholders' equity under Portuguese generally accepted accounting principles (€68,558,269 and €415,173,973, respectively) to net income and shareholders' equity under International Financial Reporting Standards (IFRS) (€71,147,006 and €414,638,054, respectively).

2. certain legal notices, including a notice that the Company undertook (i) an increase in share capital on May 11, 2006, with its share capital becoming €250,368,430.68 and the par value of each share increasing to €0.81 per share and (ii) a decrease in its share capital on September 11, 2006, with its share capital becoming €30,909,682.80 and the par value of each share changing to €0.10 per share.

3. the board of directors' proposal for the application of net income, including the allocation of €3,427,914 to the legal reserve and the payment of €92,729,048.40 to shareholders, except to the extent of treasury shares.

4. information on the shareholdings of members of board of directors as of December 31, 2006;

5. information on the significant shareholders of the Company, including Portugal Telecom (58.43%), Barclays Bank Plc (10.61%), Banco Espírito Santo, S.A. and affiliates (6.96%), Fundação José Berardo, Instituto Particular de Solidariedade Social (2.18%), Banco Português de Investimento, S.A. and affiliates (5.16%) and Colaney Investments Limited (2.24%).

6. information about the Company's outstanding equity swaps for the Company's own shares (swaps for 925,000 shares as of December 31, 2006).

7. the unconsolidated financial statements of the Company, including balance sheets, income statements, cash flow statements as of and for the years ended December 31, 2005 and 2006 and related notes (collectively, the "Unconsolidated Financial Statements"). The Unconsolidated Financial Statements show, among other things, (1) unconsolidated total assets after amortizations and adjustments (*activo liquido*) of €620,998,996 as of December 31, 2006, compared to €646,231,762 as of December 31, 2005, (2) unconsolidated shareholders' equity of €415,173,973 as of December 31, 2006, compared to €431,035,222 as of December 31, 2005, (3) unconsolidated net income of €109,955,600 for the year ended December 31, 2006, compared to €167,962,538 for the year ended December 31, 2005, (4) unconsolidated cash flows from operating activities of €(17,596,021) for the year ended December 31, 2006, compared to €20,487,128 for the year ended December 31, 2005, (5) unconsolidated cash flows from investment activities of €127,505,485 for the year ended December 31, 2006, compared to €249,609,907 for the year ended December 31, 2005 and (6) unconsolidated cash flows used in financing activities of €(145,256,264) for the year ended December 31, 2006, compared to €(235,079,052) for the year ended December 31, 2005.

8. the report and opinion of the sole auditor of the Company issued on March 20, 2007 to the board of directors and shareholders of the Company.

9. the legal certification of the unconsolidated financial statements by the sole auditor dated March 20, 2007.

10. the report of the Company's external auditor (registered with the Portuguese Securities Commission) issued on March 22, 2007.

11. an extract of the minutes of the annual general shareholders' meeting dated April 24, 2007.

EXHIBIT A-2

Press release entitled "Annual General Shareholders' Meeting"

See attachment.

Multimedia

PT- Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A.
Public Company
Head Office: Av. 5 de Outubro, no. 208, Lisbon
Share Capital: 30,909,682.80 Euros
Registered with the Commercial Registry of Lisbon and corporation number: 504 453 513

ANNUAL GENERAL SHAREHOLDERS' MEETING

Lisbon, April 24th, 2007 – PT Multimedia announced that its Annual General Shareholders' Meeting was held today.

The Board of Directors withdrew the proposal submitted to the shareholders on item 9 of the agenda related to the amendment of the articles of association in order to adequate them to the corporate governance amendments imposed by the Decree-Law nr. 76-A/2006 of 29 March 2006, which has changed the Portuguese Companies Code. As a result, no proposal was submitted on item 11 of the agenda related to the appointment of an effective and deputy statutory auditor for the year 2007. The Board of Directors will propose to convene another Shareholders General Meeting to appreciate this item, allowing that the amendments to the bylaws be implemented until 30 June 2007.

The remaining proposals submitted to the shareholders on the items of the agenda were approved as follows:

- Election of the Chairman and Secretary of the General Meeting of Shareholders, Dr. Daniel Proença de Carvalho and Dr. Alexandre Cardoso Correia da Mota Pinto, respectively, following the term of office of the former holders of these positions;

- Approval of the management report, balance sheet and accounts, individual and consolidated, for the year 2006;

- Application of the 2006 net income of 68,558,269 euros and distribution of reserves of 27,598,693.40 euros, as follows:

  - 3,427,914 euros for the legal reserve;
  - 65,130,355 euros, added by 27,598,693.40 euros of retained profits, for distribution of dividends, representing an overall payment of 92,729,048.40 euros, corresponding to 0.30 euro per share.

- General evaluation of the management and supervision of the Company, and the approval of a vote of appreciation for all members of the Board of Directors and the Sole Auditor.

- Ratification of the appointment of the directors, Mr. Manuel Francisco Rosa da Silva and Mr. Francisco José Meira Silva Nunes, as well as the assumption of interim duties by the Chairman of the Board of Directors, Mr. Henrique Manuel Fusco Granadeiro;

- Acquisition and disposal of own shares, including their acquisition in connection with the share buyback programme;

- Share capital reduction to 3,090,968.28 euros, to be carried out by means of a reduction in the par value of all shares representing the Company's share capital, whereby each share will have a par value of 1 euro cent, with the corresponding amendment to paragraphs 1 and 2 of article 4 of the Articles of Association;

- Suppression of the special rights granted to the class A shares of the Company held by Portugal Telecom, SGPS, S.A. ("PT") in the Company arising from paragraph 2 of Article 14 and paragraph 4 of Article 15 of the Articles of Association, and on the resulting conversion of such shares into ordinary shares and the corresponding amendment the abovementioned Articles, to paragraph 2 of Article 4, to paragraph 2 of Article 16 and to paragraph 2 of Article 17 of the Articles of Association, as well as the removal of paragraphs 2 and 3 of Article 5, of paragraph 2 of Article 6 and of paragraph 2 of Article 23 of the Articles of Association. This resolution is subject to the approval at a General Meeting of Shareholders of PT of the free allotment (spin-off) of the Company shares held by PT to its shareholders and to the consent of PT as the holder of the class A shares;

- Election of the corporate bodies for the 2007/2009 term of office, as follows:

  Board of the General Meeting of Shareholders
  Chairman: Daniel Proença de Carvalho
  Secretary: Alexandre Cardoso Correia da Mota Pinto

  Board of Directors
  Chairman: Henrique Manuel Fusco Granadeiro
  Vice-Chairman: Zeinal Abedin Mahomed Bava
  Members: Manuel Francisco Rosa da Silva
  Duarte Maria de Almeida Vasconcelos Calheiros
  Pedro Humberto Monteiro Durão Leitão
  Francisco José Meira Silva Nunes
  Joaquim Aníbal Brito Freixial Goes
  Manuel Fernando Moniz Galvão Espírito Santo Silva
  António Domingues
  José Pedro Sousa de Alenquer
  Luís João Bordallo da Silva

  Sole Auditor:
  Member: Oliveira, Reis & Associados, SROC, Lda., representada por José Vieira dos Reis
  Deputy Member: Fernando Marques Oliveira

- Election of a new Compensation Committee, as follows:

  Compensation Committee
  Zeinal Abedin Mahomed Bava
  Rodrigo Jorge de Araújo Costa
  Luís Miguel da Fonseca Pacheco de Melo

During the afternoon, following the Shareholders Meeting, the Board of Directors of PT Multimedia met and resolved on the election of the Executive Committee and delegation of management powers. In this regard, the following Executive Committee was approved:

Executive Committee

Chairman: Zeinal Bava

Members: Manuel Francisco Rosa da Silva

Francisco José Meira da Silva Nunes – Chief Financial Officer

Duarte Maria de Almeida e Vasconcelos Calheiros

Pedro Humberto Monteiro Durão Leitão

This information is also available on PT Multimedia's IR website:

www.pt-multimedia.pt:

Contacts

Lídia Falcão
Investor Relations
lidia.falcao@pt-multimedia.pt

PT Multimedia
Avenida 5 de Outubro, 208
1069-203 Lisboa, Portugal
Tel.: +351 21 782 4725
Fax: +351 21 782 4735

PT Multimedia is listed on the Euronext Stock Exchange. Information may be accessed on Reuters under the symbol PTMN.IN and on Bloomberg under the symbol PTM PL.

EXHIBIT A-3

Press release entitled "Dividend Payment for 2006"

See attachment.

PT Multimedia

PT- Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A.
Public Company
Head Office: Av. 5 de Outubro, no. 208, Lisbon
Share Capital: 30,909,682.80 Euros
Registered with the Commercial Registry of Lisbon and corporation number: 504 453 513

Dividend Payment for 2006

In accordance with Portuguese legislation and pursuant to the resolution of the Shareholders' Meeting held on 24 April 2007, Shareholders are hereby informed that the following amounts concerning the application of 2006 earnings will be paid on 18 May 2007, as set out below:

Gross Amount	Euro 0.30
Withholding Tax (IRS/IRC) (20%)	Euro 0.06
Net Amount	Euro 0.24

Payment will be made through the Securities Clearing House pursuant to the terms of article 53 of the Regulation no. 3/2000 and Circular no. 1/2000 of Interbolsa.

The ex-right date is 15 May 2007 and the record date is 17 May 2007.

Lisbon, 2 May 2007

EXHIBIT A-4

Translation of Notice of Qualified Shareholding

Under the terms of Article 17 of the Securities Code, PT Multimedia gives notice that Fundaçao José Berardo, Instituto Particular de Solidariedade Social, has informed the Company that it has sold 3,500,000 shares of the Company on the stock exchange on April 24, 2007 and that it now holds 3,942,903 shares representing share capital of the Company, corresponding to 1.28% of the voting power.

Lisbon, May 2, 2007

EXHIBIT A-5

First Quarter 2007 Earnings Release

See attachment.

First Quarter 2007

Multimedia

Table of Contents

01

Financial Highlights

Lisbon, Portugal, 10 May 2007

PT Multimedia announced today its unaudited results for the first quarter ended 31 March 2007. Consolidated operating revenues in the quarter amounted to Euro 175 million. EBITDA increased to Euro 54 million, with a corresponding margin of 31%. Net income for the period amounted to Euro 19 million, an increase of 8.9% y.o.y and EBITDA minus Capex reached Euro 34 million, an increase of 102.6% y.o.y.

Table 1 _ Financial Highlights (Euro million)

	1Q07	1Q06	4Q06	y.o.y	q.o.q
Operating revenues	174.6	160.7	177.3	8.6%	(1.5%)
Pay TV and broadband Internet (stand alone)	155.3	145.2	153.8	7.0%	1.0%
Operating costs excluding D&A	120.5	110.5	124.7	9.1%	(3.3%)
EBITDA (1)	54.1	50.3	52.7	7.6%	2.7%
Income from operations (2)	27.2	26.2	26.4	3.8%	3.2%
Net income	18.5	17.0	10.7	8.9%	72.8%
Capex	20.5	33.7	36.8	(39.2%)	(44.3%)
Capex as % of revenues	11.7%	21.0%	20.8%	(9.2pp)	(9.0pp)
EBITDA minus capex	33.6	16.6	15.8	102.6%	112.1%
Net debt	178.1	146.9	226.8	21.2%	(21.5%)
EBITDA margin (3) (%)	31.0%	31.3%	29.7%	(0.3pp)	1.3pp
Net debt / EBITDA (x)	0.8	0.7	1.1	0.1x	(0.2x)
EBITDA /net interest (x)	27.1	36.6	21.9	(0.3x)	0.2x

(1) EBITDA = Income from operations + Depreciation and amortisation
(2) Income from operations = Income before financials and income taxes + Work force reduction programme costs + Impairment of goodwill ± Losses/Gains on disposals of fixed assets ± Other costs/income
(3) EBITDA margin = EBITDA / operating revenues

Operating revenues amounted to Euro 175 million in 1Q07, an increase of 8.6% y.o.y underpinned by the growth in revenues across all businesses.

EBITDA amounted to Euro 54 million in 1Q07, an increase of 7.6% y.o.y and equivalent to an EBITDA margin of 31%.

Net income amounted to Euro 19 million in 1Q07, an increase of 8.9% y.o.y, underpinned by the 3.8% rise in income from operations in the quarter.

Capex amounted to Euro 21 million in 1Q07, a decrease of 39.2% y.o.y. Key investments included: (1) the launch of voice services; (2) additional homes passed, and (3) network upgrades to provide greater customer bandwidth and improve quality of service.

EBITDA minus Capex reached Euro 34 million in 1Q07, equivalent to 19.2% of operating revenues, an increase of 102.6% over 1Q06, reflecting the positive impact of EBITDA growth of Euro 4 million and the decrease in capex of Euro 13 million.

Net debt stands at to Euro 178 million, a decrease of Euro 49 million compared to year-end 2006, resulting from the free cash flow generated during the period.

02
Business Performance

Table 2 _ KPIs

	1Q07	1Q06	4Q06	y.o.y	q.o.q
Pay TV and broadband Internet					
Homes passed ('000)	2,897	2,695	2,852	7.5%	1.6%
Subscribers [1,2] ('000)	1,488	1,472	1,480	1.1%	0.6%
of which:					
Extended Basic	303	164	270	85.1%	12.2%
Premium Pay-TV	787	759	780	3.6%	0.9%
Broadband Internet	372	352	362	5.7%	2.9%
Fixed Telephony	6	n.a.	n.a.	n.m.	n.m.
RGUs [3]	1,867	1,824	1,842	2.3%	1.3%
Net additions ('000)					
Subscribers	8	(7)	29	n.m.	(71.5%)
Extended Basic	33	56	48	(41.2%)	(31.7%)
Premium Pay-TV	7	(9)	40	n.m.	(82.9%)
Broadband Internet	10	4	13	142.0%	(20.5%)
Fixed Telephony	6	n.a.	n.a.	n.m.	n.m.
RGUs	25	(3)	43	n.m.	(42.0%)
Blended ARPU (Euro)	30.4	28.5	29.5	6.7%	3.1%
Cinema Exhibition					
Tickets sold ('000)	1,763	1,604	2,177	9.9%	(19.0%)

(1) These figures are related to the total number of Pay-TV basic customers, including the cable and satellite platforms. PT Multimedia offers several basic services, based on different technologies, directed to different market segments (residential, real estate and hotels), with a distinct geographical scope (mainland Portugal and the Azores and Madeira islands) and with a variable number of channels. (2) These figures include products in temporary promotions, such as "Try and Buy" promotions. (3) Revenue Generating Units correspond to the sum of Pay-TV basic customers plus broadband internet customers plus fixed telephony customers.

Pay-TV and Broadband Internet

PT Multimedia's cable subsidiary, TV Cabo, continued growing its customer base in 1Q07 reinforcing its competitive position in the Portuguese Pay-TV and Broadband Internet markets.

TV Cabo continued to invest in the expansion and upgrade of its network during 1Q07. The implementation of the "fibre to the hub" access network architecture in greater Oporto area was initiated. The number of homes passed increased by 7.5% y.o.y. to 2,897 thousand. At present, 97% of homes passed are bi-directional and therefore broadband enabled, over 90% are digital TV enabled, and 80% are VoIP compliant.

Pay-TV customers reached 1,488 thousand at the end of March 2007, with net additions of 8 thousand in 1Q07, as compared to negative net additions of 7 thousand in the same period last year. The sustained recovery in subscribers as from the third quarter of 2006, reflects a significant decrease in churn, essentially related with significant improvements in the quality of service provided by TV Cabo and more comprehensive triple play offer following the launch of the voice service.

In 1Q07, TV Cabo's 65 channel extended basic package continued to drive new customer additions as well as ARPU expansion through the upgrade of the existing customer base. The extended basic package reached 303 thousand subscribers by the end of March 2007, with 33 thousand net additions in 1Q07.

Premium subscriptions reached 787 thousand at the end of March 2007, equivalent to a pay-to-basic ratio of 52.9%. Sport TV premium sport channels continue to be the main driver of premium subscriptions' growth in 1Q07.

In 1Q07, broadband internet customers increased by 5.7% y.o.y to 372 thousand, with 10 thousand net additions in the period. This performance reflects the enhanced broadband speeds, unlimited downloaded packages and improved positioning and brand awareness of TV Cabo's broadband offering. In addition, cross promotional bundling of Pay-TV and Broadband have proved successful for growing both Pay-TV and Broadband customer base.

Blended ARPU in 1Q07 amounted to Euro 30.4, an increase of 6.7% y.o.y, reflecting the strong take-up of the digital TV package, the increase of broadband Internet accesses and of Sport TV premium subscriptions, as well as the increase in prices of the Pay-TV services.

On 23 January 2007, TV Cabo launched telephony services, establishing itself as an integrated triple-play operator under the umbrella "3 Play". The bundled triple play offer comprises Pay-TV, broadband Internet and telephony. The end of January launch was a "soft launch" without any advertising campaign above-the-line. During the first quarter the service was only available to customers that, in addition to Pay-TV services, also had a flat fee cable broadband subscription. The take-up of the service has exceeded PT Multimedia's expectations, with 6 thousand net additions in the 1Q07.

Audiovisuals and Cinema Exhibition

Portuguese GBO (Gross Box Office) increased by 6.7% to Euro 16 million in 1Q07, compared with a 3.6% increase of the US Box Office in the same period. This positive difference in performance is mainly due to a larger number of independent products being released into the Portuguese market.

In 1Q07, 8 out of the 10 top titles released were distributed exclusively by PT Multimedia. The most successful titles distributed by PT Multimedia in the quarter were "Apocalypto", "Norbit", "Charlotte's Web", "Scoop", and "The Good Shepherd.

In the Cinema exhibition division, cinema tickets sold by PT Multimedia in Portugal in 1Q07 totalled 1,763 thousand, an increase of 9.9% y.o.y, reaching a market share of 48%. This increase, partly explained by new cinema openings, resulted from taking advantage of a wider movie offer available, adequate marketing and better services provided to customers.

The Portuguese retail home entertainment market has grown 11% y.o.y in 1Q07, in accordance with GFK Group market research. In 1Q07, PT Multimedia home video sales increased by 21% y.o.y, reaching a market share of

29%. Several titles contributed significantly to this performance, namely "Flushed Away", "Barnyard", "Greys Anatomy Season2", "Peter Pan Special Edition", and "World Trade Center". "Flushed Away" was the first Dreamworks title released on home video by PT Multimedia in Portugal, as a consequence of the renewal on the Paramount license agreement, now including Dreamworks product as well.

03

Consolidated Income Statement

Table 3 _ Consolidated Income Statement					Euro million
	1Q07	1Q06	4Q06	y.o.y	q.o.q
Consolidated operating revenues	174.6	160.7	177.3	8.6%	(1.5%)
Pay-TV and Broadband Internet (stand-alone)	155.3	145.2	153.8	7.0%	1.0%
Services rendered	149.5	140.5	146.8	6.4%	1.8%
Sales	4.2	1.9	4.3	119.4%	(3.1%)
Other operating revenues	1.6	2.8	2.6	(41.8%)	(38.6%)
Audiovisuals (stand-alone)	14.2	12.2	14.6	16.5%	(2.7%)
Cinema Exhibition (stand-alone)	10.0	8.7	12.2	15.4%	(17.9%)
Other and elimination	(4.9)	(5.3)	(3.2)	(8.4%)	53.4%
Consolidated operating costs, excluding D&A	120.5	110.5	124.7	9.1%	(3.3%)
Wages and salaries	10.1	11.8	10.4	(14.6%)	(3.3%)
Direct costs (1)	52.6	50.5	54.6	4.1%	(3.7%)
Commercial costs (2)	14.0	11.4	19.2	22.7%	(27.4%)
Other operating costs	43.9	36.8	40.4	19.4%	8.6%
EBITDA (3)	54.1	50.3	52.7	7.6%	2.7%
Depreciation and amortisation	26.9	24.1	26.3	11.7%	2.2%
Income from operations (4)	27.2	26.2	26.4	3.8%	3.2%
Other expenses (income)	0.3	0.0	5.2	n.m.	n.m.
Work force reduction costs	0.0	0.0	1.0	n.m.	n.m.
Net losses/(gains) on disp. of fixed assets	0.2	(0.0)	0.7	n.m.	n.m.
Net other costs/(income)	0.0	0.0	3.5	13.3%	n.m.
Income before financ. & inc. taxes	26.9	26.2	21.1	2.8%	27.4%
Financial expenses (income)	0.8	1.9	1.7	(60.4%)	(55.9%)
Net interest expenses	2.0	1.4	2.4	45.5%	(16.8%)
Net foreign currency exchange losses (gains)	(0.1)	(0.1)	(0.2)	(8.1%)	(66.0%)
Equity in losses (earnings) of affiliates	(0.5)	0.4	(0.6)	n.m.	(9.9%)
Net other financial expenses/(income)	(0.6)	0.2	0.1	n.m.	n.m.
Income before income taxes	26.1	24.3	19.4	7.7%	34.8%
Income taxes	(6.8)	(6.5)	(8.1)	4.6%	(16.9%)
Income from continued operations	19.4	17.8	11.3	8.9%	72.1%
Income applicable to minority interests	(0.8)	(0.8)	(0.5)	7.8%	59.3%
Consolidated net income	18.5	17.0	10.7	8.9%	72.8%

(1) Direct costs include basically programming costs and telecom costs
(2) Commercial costs include commissions, marketing and publicity expenses and cost of equipment sold
(3) EBITDA = Income from operations + Depreciation and amortisation
(4) Income from operations = Income before financials and income taxes + Work force reduction programme costs + Impairment of goodwill ± Losses/Gains on disposals of fixed assets ± Other costs/income

Operating Revenues

Operating revenues increased by 8.6% y.o.y to Euro 175 million in 1Q07, reflecting the increase in revenues across all of PT Multimedia's businesses, with revenues in the Pay-TV and broadband Internet business increasing by approximately Euro 10 million in the quarter.

In 1Q07, Pay-TV and broadband Internet accounted for 88.9% of PT Multimedia's consolidated operating revenues. Operating revenues in the Pay-TV and broadband Internet business increased by 7.0% y.o.y to Euro 155 million in 1Q07, with service revenues increasing 6.4% y.o.y to Euro 150 million and equipment sales and other operating revenues increasing by 23.5% y.o.y to Euro 6 million. The increase in service revenues results mainly

from the 1.1% increase in Pay-TV subscribers and the 6.7% increase in ARPU as further described above. The increase in equipment sales in 1Q07 as compared to the same period of last year is mainly related to the centralisation of the purchasing of satellite set top boxes in the last quarter of 2006 to allow for even better control of the logistics process.

In 1Q07, operating revenues in the Audiovisuals business increased by 16.5% y.o.y to Euro 14 million, due to (1) the increase in revenues from movie exhibition rights, reflecting the fact that PT Multimedia distributed for theatres 8 of the 10 top titles in 1Q07, and (2) the recovery of Video/DVDs sales, as consequence of the variety and quality of the titles released in the quarter.

Operating revenues in the Cinema Exhibition business increased by 15.4% in 1Q07 to Euro 10 million, due to the increase of 9.9% in cinema tickets sold during the quarter, which resulted in part from the opening of new cinemas and also from a larger number of movie releases, an adequate marketing communication and broadening of the range of the services provided to customers.

EBITDA

EBITDA increased by 7.6% y.o.y in 1Q07 to Euro 54 million, primarily due to the increase in ARPU (+6.7%) of the Pay TV and Broadband Internet business. In 1Q07, EBITDA growth was conditioned by higher operating costs in the Pay TV and Broadband Internet business, primarily as result of the launching of the telephony service, and the investments made to improve the overall quality of service: (1) call centres and back office capacity increases; (2) higher outsourcing costs related to the roll out of the new management and information systems during 2006; and (3) higher servicing costs relative to the take up of broadband and digital Pay-TV services.

In 1Q07, EBITDA margin was further impacted by the increase in equipment sales as further described above, which led to a y.o.y small decline in the EBITDA margin of 0.3pp to 31%.

Net Income

Depreciation and amortization costs rose by 11.7% y.o.y to Euro 27 million in 1Q07. This item, which accounted for 15.4% of consolidated operating revenues, increased primarily due to a higher level of capex in 2006, including: (1) the leasing of additional transponders; (2) the roll-out of new homes passed; (3) the roll out of set-top-boxes related to the digitalization programme; and (4) the investment in new management and information systems.

Net interest expenses totalled Euro 2.0 million in 1Q07, as compared to Euro 1.4 million in the same period of last year, and include interest related with the financial commitments regarding long-term telecommunications contracts and transponders.

Equity in earnings of affiliated companies reached Euro 0.5 million in 1Q07 as compared to a loss of Euro 0.4 million in 1Q06. In 1Q07, this item primarily included PT Multimedia's share in the results of Octal TV (gain of Euro 0.1 million) and Lisboa TV (gain of Euro 0.4 million).

Income taxes reached Euro 7 million in 1Q07 due to the increase in income before taxes during the period. The effective tax rate was reduced by 0.7pp to 26.0% in 1Q07, as a result of the changes in the computation of the municipal surcharge which reduced the nominal tax rate to 26.5% effective 1 January 2007.

Net other financial income amounted to Euro 0.6 million in 1Q07, including the gain on the disposal of a financial investment, which had been fully provided for in previous years.

Income attributable to minority interests reached Euro 0.8 million in 1Q07, including mainly the income applicable to the minority interests in Cabo TV Madeirense and Cabo TV Açoreana, the operating subsidiaries of PT Multimedia in the Madeira and Azores islands, respectively.

Net income increased by 8.9% y.o.y to Euro 19 million in 1Q07, underpinned by the 3.8% rise in income from operations in the quarter. The increase in income from operations was achieved notwithstanding being still conditioned by higher D&A costs, as a result of the positive evolution of business performance which led to an increase in EBITDA of 7.6% in the quarter.

04
Capex

Table 4 _ Capex					Euro million
	1Q07	1Q06	4Q06	y.o.y	q.o.q
Pay-TV and Broadband Internet infrastructure	14.3	12.8	14.3	11.4%	(0.1%)
Terminal equipment	3.4	8.3	4.9	(59.1%)	(30.8%)
Other (1)	2.8	12.6	17.6	(77.5%)	(83.9%)
Total capex	**20.5**	**33.7**	**36.8**	**(39.2%)**	**(44.3%)**

(1) In 1Q06, this caption included an investment of Euro 5.5 million related with the acquisition of a new movie catalogue in the audiovisual business. In 4Q06, this caption included a non-cash investment of Euro 4.5 million related with an additional long-term telecom contract with PT Comunicações for the Ethernet Network.

Capex decreased by 39.2% y.o.y in 1Q07 to Euro 21 million, equivalent to 11.7% of operating revenues (21.0% in the same period of last year). Capex in 1Q07 was directed towards: (1) the launch of voice services; (2) additional homes passed, and (3) network upgrades to provide greater customer bandwidth and improve quality of service.

05
Cash Flow

Table 5 _ Free cash flow (Euro million)

	1Q07	1Q06	4Q06	y.o.y	q.o.q
EBITDA minus capex	33.6	16.6	15.8	102.6%	112.1%
Non-cash items included in EBITDA [1]	0.0	(0.1)	0.1	n.m.	n.m.
Change in working capital	18.5	7.3	(26.7)	n.m.	n.m.
Operating cash flow	**52.1**	**23.7**	**(10.8)**	**(81.8%)**	**n.m.**
Disposals	0.0	0.0	(1.0)	n.m.	n.m.
Interest paid [2]	(2.3)	(2.1)	(1.1)	36.5%	(46.1%)
Income taxes paid by certain subsidiaries [3]	(0.3)	(0.3)	(1.2)	(18.7%)	65.9%
Other cash movements	(0.7)	2.4	(0.6)	(84.8%)	(92.4%)
Free cash flow	**48.7**	**23.7**	**(14.7)**	**(77.5%)**	**n.m.**

(1) This caption includes mainly non-cash provisions included in EBITDA.
(2)This caption includes interest paid related with the financial commitments regarding long-term telecom contracts (Euro 0.3 million) and transponders (Euro 1.3 million vs Euro 1.0 million in the same period of last year).
(3) This caption relates to the income taxes paid by Cabo TV Madeirense and Cabo TV Açoreana.

In 1Q07, operating cash flow reached Euro 52 million, as compared to Euro 24 million in the same period of last year. This increase of Euro 28 million was mainly due to the growth of Euro 17 million in EBITDA minus Capex and also a higher divestment in working capital in this quarter, reaching Euro 19 million, as compared with Euro 7 million in the same period last year. The increase in EBITDA minus Capex is both explained by a lower capex during the period and an increase of Euro 4 million in EBITDA. The divestment in Working Capital was primarily related to a decrease in accounts receivable of Euro 18 million in 1Q07. This decrease was mainly due to the delay in 4Q06 of the monthly bill due date made in order to optimize the efficiency of the collections process, which extended the collection of Euro 16 million to January 2007.

In 1Q07, free cash flow more than doubled to Euro 49 million and was used to reduce net debt, which reached Euro 178 million at the end of March 2007.

06
Consolidated Balance Sheet

Table 6 _ Balance sheet	Euro million	
	31 March 2007	31 December 2006
Current assets	233	260
Cash and equivalents	36	39
Accounts receivable, net	144	162
Inventories, net	19	15
Taxes receivable	7	12
Prepaid expenses and other current assets	25	32
Non-current assets	703	715
Investiments in group companies	17	18
Intangible assets, net	273	284
Fixed assets, net	302	297
Defered taxes	84	89
Other non-current assets	27	27
Total assets	**936**	**975**
Current liabilities	302	355
Short term debt	43	92
Accounts payable	186	188
Accrued expenses	51	51
Deferred income	2	2
Taxes payable	8	13
Current provisions and other liabilities	12	10
Non-current liabilities	193	196
Medium and long term debt	171	174
Non-current provisions and other liabilities	22	22
Total liabilities	**495**	**551**
Equity before minority interests	433	415
Share capital	31	31
Share issued premiums	-	-
Own shares	(9)	(9)
Reserves, retained earnings and other	393	322
Net income	19	71
Minority interests	8	9
Total shareholders' equity	**441**	**424**
Total liabilities and shareholders' equity	**936**	**975**

The gearing ratio [Net Debt / (Net Debt + Shareholders' Equity)] at the end of March 2007 was 28.8%, as compared to 34.8% at the end of last year, while shareholders' equity plus long term debt to total assets ratio increased to 65.4%, as compared to 61.3% at the end of last year. In 1Q07, the net debt to EBITDA ratio was 0.8 times, which compares with 0.7 in the same period of last year. EBITDA coverage (EBITDA/Interest costs) was 27.1 times in 1Q07, as compared to 36.6 times in 1Q06.

Net Debt

As of 31 March 2007, consolidated net debt amounted to Euro 178 million, a decrease of Euro 49 million compared to year-end 2006, resulting from the free cash flow generated during the period.

Table 7 _ Net Debt (Euro million)

	31 March 2007	31 December 2006	Change	Change (%)
Short term	**43.1**	**91.7**	**(48.6)**	**(53.0%)**
Bank loans [1]	10.5	14.0	(3.5)	(25.0%)
Shareholder loans	1.4	34.6	(33.2)	(95.8%)
Liability with equity swaps on own shares [2]	9.0	9.0	0.0	0.0%
Financial leases	1.2	1.2	(0.0)	(2.0%)
Long-Term Telecom Contracts	11.4	23.4	(12.0)	(51.4%)
Transponders	9.6	9.4	0.2	1.6%
Medium and long term	**171.2**	**174.0**	**(2.8)**	**(1.6%)**
Bank loans	17.5	17.5	0.0	0.0%
Financial leases	1.8	1.9	(0.1)	(4.0%)
Long-Term Telecom Contracts	24.0	24.0	0.0	0.0%
Transponders	127.9	130.6	(2.7)	(2.1%)
Total debt	**214.3**	**265.6**	**(51.4)**	**(19.3%)**
Cash and short term-investments	36.2	38.8	(2.6)	(6.8%)
Net debt	**178.1**	**226.8**	**(48.7)**	**(21.5%)**

(1) This item corresponds to 50% of bank loans contracted by Sport TV.
(2) This item corresponds to the notional amount of equity swaps contracted over 925 thousand PT Multimedia shares.

Shareholders' Equity (excluding Minority Interests)

As at 31 March 2007, shareholders' equity excluding minority interest amounted to Euro 433 million, an increase of Euro 19 million from the end of 2006, as a result of the net income generated during the period.

Pursuant to Portuguese legislation, the amount of distributable reserves is determined according to the standalone financial statements of the company prepared in accordance with Portuguese GAAP. The level of distributable reserves is primarily impacted by the amount of (1) treasury stock owned; (2) net income generated; and (3) dividends paid.

As at 31 March 2007, distributable reserves of PT Multimedia amounted to Euro 372 million, an increase of Euro 18 million from the end of 2006, mainly as a result of net income generated in the period under Portuguese GAAP. The share capital restructuring to be executed in 2007, as approved at the Annual Shareholders Meeting of 24 April 2007, should increase distributable reserves by an additional Euro 28 million.

Additional Information

This information is also available on PT Multimedia's IR website **www.pt-multimedia.pt**

Contacts

Francisco Nunes
Chief Financial Officer
francisco.nunes@pt-multimedia.pt

Lídia Falcão
Investor Relations
lidia.falcao@pt-multimedia.pt

PT Multimedia
Avenida 5 de Outubro, 208
1069-203 Lisboa, Portugal
Tel.: +351 21 782 4725
Fax: +351 21 782 4735

Except for historic information contained herein, this earnings release contains certain forward looking statements which involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include, among others, the continued use by subscribers of PT Multimedia's services, technological changes and competition, as well as other factors detailed from time to time in PT Multimedia's filings with the Portuguese Securities and Exchange Commission.

PT Multimedia is listed on the Euronext Stock Exchange. Information may be accessed on Reuters under the symbol PTM.LS and on Bloomberg under the symbol PTM PL.

EXHIBIT A-6

Translation of Notice of Qualified Shareholding

Under the terms of Article 17 of the Securities Code, we give notice that Barclays Bank, Plc has informed us that it has sold, in an over-the-counter transaction through an affiliate in Portugal, 30,575,090 shares of PT Multimedia on May 14. After this sale, Barclays Bank, Plc does not hold any qualified shareholding in PT Multimedia.

In addition, we give notice that Caixa Geral de Depósitos, S.A. ("CGD") has communicated the following to us:

"(...) Caixa Geral de Depósitos, S.A. ("CGD"), *sociedade anónima de capitais públicos*, with a headquarters at Av. João XXI, 63, Lisbon, and capital stock of €2,950,000,000, and matriculation number with the Commercial Registry of Lisbon of a collective person of 500960046, became the holder on May 14, 2007, directly, indirectly and through its Pension Fund, of 34,815,893 shares, corresponding to 11.2638% of the share capital of PT Multimedia (...)

The direct participation of CGD in PT Multimedia is 34,550,121 shares, which correspond to 11.1778% of the share capital of that company.

The indirect participation of CGD in PT Multimedia is 152,138 shares, corresponding to 0.0492% of the share capital of that company, with the chain of entities to whom the participation should be attributed, pursuant to Article 20, number 1 of the Securities Code, being the following:

CGD holds 100% of the share capital and voting rights of Caixa Seguros, SGPS, S.A., with headquarters at Av. João XXI, 63, in Lisbon and share capital of €448,400,000, with matriculation number with the Commercial Registry of Lisbon of a collective person of 504622510, which in turn holds:

1) 100% of the share capital and voting rights of Companhia de Seguros Fidelidade – Mundial, S.A., with matriculation number with the Commercial Registry of Lisbon of a collective person of 500918880, with headquarters at Largo do Calhariz, 30, Lisbon, and share capital of €400,000,000;

2) 100% of the share capital and voting rights of Cares – Companhia de Seguros, S.A., with matriculation number with the Commercial Registry of Lisbon of a collective person of 503411515, with headquarters at Avenida José Malhoa, 13-7°, Lisbon, and share capital of €7,500,000;

3) 70% of the share capital and voting rights of Império Bonança, SGPS, S.A., with matriculation number with the Commercial Registry of Lisbon of a collective person of 507105010, with headquarters at Av. João XXI, 63, Lisbon, and share capital of €376,078,255, which in turn holds 100% of the share capital and voting rights of Império Bonança – Companhia de Seguros, S.A., with matriculation number with the Commercial Registry of Lisbon of a collective person of 500069468, with headquarters at Rua Alexandre Herculano, 53, Lisbon, and share capital of €202,005,400.

Companhia de Seguros Fidelidade – Mundial, S.A. holds 136,961 shares, Cares – Companhia de Seguros, S.A. holds 314 shares and Império Bonança – Companhia de Seguros, S.A. holds 14,863 shares, with the insurance group holding 152,138 shares corresponding to 0.0492% of the share capital of PT Multimedia.

The portfolio of the Pension Fund of CGD, managed by CGD Pensões – Sociedade Gestora de Fundos de Pensões, S.A., and of which CGD is an associated company, contains 113,724 shares of PT Multimedia, corresponding to 0.0368% of its shares capital.

CGD became the holder of this qualified shareholding through the acquisition of 30,575,090 shares of PT Multimedia from Barclays Bank, effected on May 14, in an over-the-counter transaction."

Lisbon, May 15, 2007

<u>**EXHIBIT A-7**</u>

Public notice of the General Shareholders' Meeting held on June 20, 2007 and the proposals referred to in Items 1-5 of the Agenda

See attachment.

Multimedia

PT – Multimédia, Serviços de Telecomunicações e Multimédia, SGPS, S.A.

(Public Company)

Registered Office: Avenida 5 de Outubro, no. 208, Lisboa
Share Capital: Euro 30,909,682.80
Registered with the Commercial Registry of Lisbon and
Corporation no. 504 453 513

NOTICE

I hereby call a General Meeting of the Shareholders of PT – Multimédia, Serviços de Telecomunicações e Multimédia, SGPS, S.A. at the premises of Fórum Telecom, located at Av. Fontes Pereira de Melo, no. 40, in Lisbon, given that our headquarters do not offer adequate conditions for the meeting to be held, at 3 p.m., on 20 June 2007, with the following agenda:

1. To resolve on the amendment to paragraph 3 of article 4, to paragraph 8 of article 9, to article 10, to paragraphs 2, 3 and 6 of article 12, to paragraph 4, a) and 5 of article 13, to paragraph 2 of article 14, to paragraph 1 of article 15, to paragraphs 1 and 2 of article 17, to paragraphs 1 and 2 of article 18, to article 21 and to article 22, the removal of paragraph 10 of article 12 and of article 27 (former article 25) and the addition of paragraph 12 to article 12, of paragraph 6 to article 13, of paragraph 3 to article 16, of paragraph 5 to article 18, of article 23 and of article 24 of the Articles of Association;

2. To resolve on the alteration of the composition of the corporate bodies for the 2007/2009 term of office;

3. To appoint an effective and deputy statutory auditor for the 2007/2009 term of office;

4. To resolve on the alteration of the composition of the Compensation Committee;

5. To resolve on the amendment to paragraph 1, a) e b) and to paragraph 4 of article 9 and to paragraph 5 of article 12 of the Articles of Association

Requirements for the attendance and exercise of voting rights, under the provisions of article 12 of the Articles of Association:

1. Only shareholders with voting rights shall be entitled to attend a General Meeting of Shareholders.

2. Shareholders intending to attend a General Meeting of Shareholders must provide evidence, no later than five working days prior to the relevant meeting, of the deposit of their shares in a book-entry securities account, as well as submit, within the same period, the statement referred to in paragraph 10 hereof.

3. Holders of shares represented by certificates, where legally permitted, who intend to attend a General Meeting of Shareholders must either have their shares registered in their name on the Company's share registry, no later than five working days prior to the date scheduled for the meeting, or provide evidence, by the same date, of the deposit thereof with a financial intermediary that legally replaces such register, as well as submit, within the same period, the statement referred to in paragraph 10 hereof.

4. Each 400 shares shall correspond to one vote.

5. Votes cast by a holder of ordinary shares, on his own account or through a representative, in his own name or as a representative of another shareholder, that exceed five per cent of the Company's total voting stock shall not be counted.

6. For purposes of this article, shares shall be deemed to belong to a Shareholder if they would be considered his for the purposes of a tender offer, in accordance with the Portuguese Securities Code.

7. The limit set out in paragraph 5 above shall apply to all resolutions, even those requiring a qualified majority.

8. In the case of joint ownership of shares, only the common representative, or a representative of the

latter, may attend a General Meeting of Shareholders.

9. The limitations set forth in the foregoing paragraphs shall apply to any usufructuaries and pledgees of shares.

10. For purposes of the provisions of paragraph 6 above, Shareholders must submit a statement attesting they are not in the situation provided for therein.

11. The exercise of voting rights by correspondence or electronic means may cover all matters included in the notice, under the terms and conditions therein established, and the vote by electronic means may be subject to the verification by the Chairman of the General Meeting of Shareholders to the satisfaction of conditions established by him for the security and reliability of the same.

Representation of Shareholders

Shareholders may arrange to be represented at a General Meeting pursuant to the provisions of article 380 of the Portuguese Companies Code, and as an instrument of representation a signed letter addressed to the Chairman of the General Meeting of Shareholders will be sufficient.

The letters of representation of shareholders referred to in the previous paragraph, the letters of shareholders who are corporations conveying the name of the person who will represent them and the instruments of shareholder groupings, as well as the statements referred to in paragraph 10 of article 12, shall be addressed to the Chairman of the General Meeting of Shareholder (*) no later than 5:00 p.m. on 14 June 2007.

Declaration of the financial intermediary

Shareholders may delegate to the Company the request for issuance of the declaration of the financial intermediary entrusted with the registration of their shares, for which purpose they shall send to the Company's registered office a document granting the required powers, to be received no later than 5:00 p.m. on 1 June 2007.

Shareholders may access the form that will be available for such purpose on the Internet site (**), beginning 9:00 a.m. on the 18 May 2007.

Voting by correspondence

Shareholders with voting rights as referred to above may, in accordance with article 22 of the Portuguese Securities Code, exercise such rights by correspondence, by means of a signed declaration whereby they inform unequivocally the orientation of their vote in relation to each of the items on the agenda of the General Meeting. For such purposes, the relevant voting papers will be available to the Shareholders at the Company's registered office or may also be made available by e-mail provided that, no later than 5:00 p.m. on 1 June 2007, the Chairman of the General Meeting of Shareholders (*) receives a communication, with a legally acknowledged signature (or, in the case of individuals, with a simple signature accompanied by a photocopy of the relevant identity card), which communication shall set out the e-mail address to which voting papers and other documentation should be sent. The voting papers may also be downloaded from the Internet site (**).

The voting statement must be accompanied by a legible photocopy of the relevant identity card of the Shareholder, the declaration of the financial intermediary entrusted with the registration of the relevant shares and the declaration referred to in paragraph 10 of article 12 of the Articles of Association. In case of shareholders that are corporations, the voting statement must be signed by the legal representative of the same and the signature must be legally acknowledged in such capacity by a notary.

The voting statements accompanied by the documents referred to in the previous paragraph must be addressed to the Chairman of the General Meeting of Shareholders (*), in a closed envelope, by registered mail, no later than 5:00 p.m. on 14 June 2007.

Voting by electronic means

Shareholders with voting rights under the terms referred above, may also vote through the Internet site (**), in accordance with the requirements established therein. For such purposes, the Chairman of the General Meeting of Shareholders (*) must receive a communication, by registered mail, no later than 5:00 p.m. on 1 June 2007, prepared in accordance with the form made available on that same Internet site, beginning 9:00 a.m. on 18 May 2007, which communication must be accompanied by a photocopy of the relevant identity card (or, in the case of corporations, with a legally acknowledged signature), and set out the mailing address to which the shareholder wishes the password to be made available by the Company.

Such Shareholders may exercise their voting rights between midnight (0 hours) on 8 June 2007 and 5:00 p.m. on 18 June 2007.

Only the votes of Shareholders as to whom the declaration of the financial intermediary entrusted with the registration of the relevant shares has been received no later than 5:00 p.m. on 14 June 2007 will be considered.

Counting of votes

Votes exercised both by correspondence and by electronic means shall be considered at the time of the counting of votes, by adding the same to those cast in the course of the General Meeting of Shareholders.

The presence at the General Meeting of a Shareholder, or his representative, having exercised his voting rights either by correspondence or by electronic means will cause the revocation of the vote issued in such form.

Votes cast either by correspondence or by electronic means shall be considered as "votes against" in respect of proposals of resolution that are submitted after such votes are cast.

The proposals to be submitted by the Board of Directors to the General Meeting and all other preparatory information, including, since the date hereof, the full text of the proposed amendments to the Articles of Association, shall be made available to the Shareholders, within the period provided by law, at the Company's registered office located at Av. 5 de Outubro, no. 208, 11th floor, in Lisbon, and on the Internet site (**).

(*) Chairman of the General Meeting of Shareholders:

Mailing Address:	Av. 5 de Outubro, no. 208, 11th floor, 1069-203 Lisbon
Telephone:	00351217824721
Fax:	00351217824910
E-mail:	assembleia-ptmultimedia@pt-multimedia.pt

(**) http://www.ptmultimedia.pt

Lisbon, 16 May 2007.

The Chairman of the General Meeting of Shareholders

(Dr. Daniel Proença de Carvalho)

Multimedia

GENERAL MEETING OF SHAREHOLDERS

PT – MULTIMÉDIA – SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMÉDIA, SGPS, S.A.

20th June 2007

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 1 ON THE AGENDA

(To resolve on the amendment to paragraph 3 of article 4, to paragraph 8 of article 9, to article 10, to paragraphs 2, 3 and 6 of article 12, to paragraph 4, a) and 5 of article 13, to paragraph 2 of article 14, to paragraph 1 of article 15, to paragraphs 1 and 2 of article 17, to paragraphs 1 and 2 of article 18, to article 21 and to article 22, the removal of paragraph 10 of article 12 and of article 27 (former article 25) and the addition of paragraph 12 to article 12, of paragraph 6 to article 13, of paragraph 3 to article 16, of paragraph 5 to article 18, of article 23 and of article 24 of the Articles of Association)

Whereas:

A) The revision carried out by Decree-Law no. 76-A/2006, of 29 March 2006, to the Companies Code was notably aimed, as referred to in its preamble, at fine-tuning "corporate governance practices" in favour of a greater transparency and efficiency of Portuguese public limited liability companies ("sociedades anónimas") through the extension of the range of options in terms of governance solutions;

B) In view of the modifications made to the Companies Code by the above-mentioned Decree-Law, the current model of supervision in PT – Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A. ("PT Multimédia"), as an issuer of listed securities on a regulated market must necessarily be changed;

C) In fact, the current supervision structure in PT Multimédia is based on a Sole Auditor and an Alternate, a structure that will no longer be permitted after the 30th June 2007 for companies having securities listed on a regulated market;

D) In this way, PT Multimédia concluded that it should choose one of two governance models, i.e.: (i) the "Latin" model, consisting in having a Supervisory Board; and (ii) the "Anglo-Saxon" model, through the creation of an Audit Committee within the Board of Directors;

E) The Board of Directors of PT Multimédia, after an analysis on the virtues of each governance model, decided to opt for creating an Audit Committee as the company's supervisory body, together with a chartered accountant (with duties, *inter alia*, of auditing the Company's accounts), and terminating the office of Sole Auditor;

F) Upon approval of this proposal, the supervisory duty will be exercised within the management body itself by some of its members, which members may not perform executive duties in the company, so that they are able to perform such duties in an independent manner;

G) In fact, at international level, the existence of an Audit Committee is becoming a standard in developed markets as the preferred solution in matters of company supervision, and the Company should follow the latest developments at corporate governance level;

H) Additionally, the revision of the Companies Code has also introduced an overall update in this matter by giving the companies new legal possibilities and requirements;

I) In this way, the Board of Directors decided to adjust the articles of association of PT Multimédia in such a way as to include some of these legislative novelties;

J) On the one hand, it became necessary to regulate the exercise of the vote by correspondence, the right of shareholders to information, the use of telematic means, as well as situations leading to a definitive absence of directors;

K) Finally, it is the Board of Directors' opinion that the declaration required under paragraph 10 of article 12 of the Articles of Association clearly proves to be unnecessary for the purposes for which such declaration requirement was established, which purposes may be achieved by other ways that are less expensive and onerous for the shareholder;

L) For all the above reasons, the Board of Directors deems it appropriate for the General Meeting of Shareholders to approve the amendments to the articles of association as better identified hereinafter.

We propose that it be resolved:

1. To modify paragraph 3 of article 4, paragraph 8 of article 9, article 10, paragraphs 2, 3 and 6 of article 12, paragraph 4, a) and paragraph 5 of article 13, paragraph 2 of article 14, paragraph 1 of article 15, paragraphs 1 and 2 of article 17, paragraphs 1 and 2 of article 18, article 21 and article 22;

2. To remove paragraph 10 from article 12 and article 27 (former article 25); and

3. To add paragraph 12 to article 12, paragraph 6 to article 13, paragraph 3 to article 16, paragraph 5 to article 18, article 23 and article 24.

All of the articles of association of PT Multimedia, according to the terms as reproduced hereinafter, with the corresponding renumbering of the other articles:

"Article 4

1. [...].
2. [...]
3. The board of directors may, upon a previous opinion of the company's audit committee, resolve to increase the share capital, for one or more occasions, up to the limit of € 20,000,000.00, by means of new contributions in cash.

Article 9

1. [...].
2. [...].
3. [...].
4. [...]:
a) [...];
b) [...].
5. [...].
6. [...].
7. [...].
8. The board of directors shall promote the performance of acts and compliance with formalities as legally required for the implementation of a share capital reduction.
9. [...].
10. [...].

CORPORATE BODIES

Article 10

The corporate bodies shall be the general meeting of shareholders, the board of directors, the audit committee and the chartered accountant.

Article 12

1. [...].
2. Shareholders intending to participate in the general meeting of shareholders must provide evidence, no later than five days prior to the relevant meeting, of entrance into account of dematerialised securities of their shares.
3. Where the shares are represented by certificates, in cases as legally permitted, owners thereof intending to participate in the general meeting of shareholders must have the shares annotated in their name on the company's securities issue register, no later than five working days prior to the date schedules for the meeting, or provide evidence, by that same date, of the deposit of such shares with a financial intermediary legally substituting such register.
4. [...].
5. [...].
6. For the purposes of this article, shares held by persons in situations as provided for under article 20 of the Securities Code shall be deemed to belong to the shareholder, and the limitation of each person covered shall be deemed proportional to the number of votes cast by such person.
7. [...].
8. [...].
9. [...].
10. Removed.
11. [...].
12. Within the framework of the vote by correspondence, the following shall be observed:

a) Any shareholder entitled to vote may, pursuant to article 22 of the Securities Code, exercise such right by correspondence through a declaration signed by him/her unequivocally stating what his/her vote is with regard to each item on the agenda of the General Meeting;
b) The declaration of vote shall be accompanied by a legible copy of the Shareholder's Identity Card, by the declaration of the financial intermediary entrusted with the service of registration of such shareholder's shares. In case the Shareholder is a body corporate, the declaration of vote shall be signed by the person representing it, such signature being certified by a notary in the said capacity;
c) The declarations of vote, accompanied by the items referred to in (b) above, shall be sent in a closed envelope addressed to the Chairman of the General Meeting of Shareholders by registered mail;
d) It shall be the duty of the Chairman of the General Meeting to ensure the authenticity and confidentiality of the votes by correspondence until the time of the poll;
e) Any vote by correspondence cast shall be deemed revoked in case the respective shareholder or a representative of the same is present at the General Meeting of Shareholders;
f) Any vote by correspondence shall be deemed as a negative vote with regard to resolution proposals submitted subsequently to the date on which it is cast.

Article 13

1. [...].
2. [...].
3. [...].
4. [...]:
   a) To elect the members of the general meeting of shareholders, the members of the board of directors, the members of the audit committee and the chartered accountant;
   b) [...];
   c) [...];
   d) [...];
   e) [...];
   f) [...].
5. The general meeting of shareholders shall be held whenever its call is requested by the board of directors or by the audit committee or by shareholders representing, at least, five per cent of the share capital.
6. The General Meeting of Shareholders shall be held at the registered office of the company or any other place chosen by the Chairman of the General Meeting according to the law, and it cannot be held by telematic means.

Article 14

1. [...].
2. However, resolutions on the election of the members of the general meeting of shareholders, as well as on matters as referred to in (c) and (d) of paragraph 4 of the foregoing article, shall not be approved against the majority of votes corresponding to class A shares.

Article 15

1. The Board of Directors shall be composed of no more than fifteen members.

2. [...].
3. [...].
4. [...].
5. [...].

Article 16

1. [...]:
   a) [...].
   b) [...];
   c) [...];
   d) [...];
   e) [...];
   f) [...];
   g) [...];
   h) [...].
2. [...].
3. Any director who, during the same term of office, fails to attend two consecutive meetings or five non-consecutive meetings without a justification accepted by the Board of Directors shall be deemed as definitely absent.

Article 17

1. The board of directors may delegate the management in the normal course of the company to an executive committee comprising three, five or seven directors.
2. The members of the executive committee shall be chosen by the board of directors on the basis of a designation by its chairman, and shall comprise at least one, two or three of the directors elected under the rule no. 4 of article 15, depending on whether the executive committee comprises three, five or seven members.
3. [...].
4. [...].
5. [...].

Article 18

1. The board of directors shall schedule the dates or periodicity of its ordinary meetings and meet extraordinarily whenever called by its chairman or by two directors or by the audit committee.
2. The board of directors may not operate without the participation of the majority of its members in office, with the chairman of the board of directors, in cases of recognised urgency, being able to waive the participation of such majority, should this latter be assured by means of a vote by correspondence or proxy in accordance with the following paragraph.
3. [...].
4. [...].
5. The Directors may participate in a meeting of the Board of Directors through telematic means, and the company shall ensure the authenticity of the declarations and the security of the communications by recording the content thereof and registering the relevant participants.

Article 21

1. The supervision of the company shall be the responsibility of an Audit Committee elected by the General Meeting of Shareholders and composed of three members, one of which shall be its Chairman.
2. The term of office of the Audit Committee shall be three years, with the year of appointment being counted as a full year, and it shall be renewable within the limits as provided for under the law.
3. The members of the Audit Committee shall be appointed in conjunction with the other members of the Board of Directors, and the list proposed for this latter body shall specify the members who are to incorporate the Audit Committee and indicate its Chairman.
4. The Chairman of the Audit Committee shall be responsible for calling and directing the course of the meetings of the Audit Committee.
5. The Audit Committee shall meet in ordinary session at least once every two months and whenever its Chairman so deems fit or any other member so requests.
6. The Audit Committee may be assisted by experts specifically designated or engaged for such purpose and also by audit work expert firms.
7. Any member of the Audit Committee who, during the same term of office, fails to attend two consecutive meetings or five non-consecutive meetings without a justification accepted by the Board of Directors shall be deemed as definitely absent.

Article 22

The resolutions of the Audit Committee shall be taken by a majority of votes cast, with a majority of members in office being present, and the chairman shall have a casting vote.

Article 23

1. The audit to the accounts of the company shall be made by a Chartered Accountant or a Chartered Accountant Firm appointed by the General Meeting of Shareholders based on a proposal of the Audit Committee.
2. Besides an incumbent Chartered Accountant, there will be an alternate.

INFORMATION

Article 24

Any information to be provided to the shareholders which depends or may depend, according to the law, on the holding of shares equivalent to a minimum percentage of the share capital may only be made available on the company's Internet site where such disclosure is required by a mandatory legal or regulatory provision.

FINAL AND TRANSITORY PROVISIONS

Article 27

Removed."

4. That the Board of Directors be authorised to define the conjunction of the timing of implementation of this resolution with the execution of the resolution on the amendment of the articles of association under item 5 on the agenda.

PT

Multimedia

Lisbon, the 16 May 2007

The Board of Directors

GENERAL MEETING OF SHAREHOLDERS

PT – MULTIMÉDIA - SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMÉDIA, SGPS, S.A.

20 JUNE 2007

PROPOSAL OF THE SHAREHOLDERS CAIXA GERAL DE DEPÓSITOS, S.A., BANCO ESPÌRITO SANTO, S.A. AND BPI PENSÕES ON BEHALF OF FUNDO DE PENSÕES OF BANCO BPI

ITEM 2 ON THE AGENDA

(To resolve on the modification of the composition of the corporate bodies for the three-year period 2007/2009)

Whereas:

A) Under the proposal of amendment of the articles of association presented to the Shareholders it is foreseen, notably, the implementation of a new structure of corporate government and supervision of PT Multimedia, characterized by the existence of an Audit Committee within the Board of Directors, which will as a supervisory body of the company;

B) In connection with the creation of the Audit Committee, it will be necessary to elect its members, as well as to appoint its Chairman;

C) Considering the obligation foreseen by the Companies Code that the majority of the members of the Audit Committee of the companies with shares listed in *Eurolist by Euronext Lisbon* shall be independent, it will be necessary to enlarge the composition of the Board of Directors;

D) On the other hand, due to the resignations presented by the current Chairman of the Board of Directors and by the Chairman of the General Meeting on 4 June 2007, which will be effective upon the termination of the present General Meeting, it will be necessary to modify the current composition of the corporate bodies in order to complete the 2007/2009 term of office;

We propose that it be resolved, subject to the prior approval of the proposal concerning the amendment to the articles of association under item 1 on the agenda:

1. To modify the composition of the Board of Directors of the Company with the purpose of its enlargement from 11 to 14 members;

2. To accept the resignations presented by the Chairman of the Board of Directors Mr. Henrique Manuel Fusco Granadeiro and by the Chairman of the General Meeting Mr. Daniel Proença de Carvalho on 4 June 2007, which will be effective upon the termination of the present General Meeting;

3. To elect the following members for the Board of Directors, with indication of those that will be members of the Audit Committee, to complete the 2007/2009 term of office:

   Board of Directors

   Chairman: Daniel Proença de Carvalho
   Members: Vítor Fernando da Conceição Gonçalves – Chaiman of the Audit Committee
   José António de Melo Pinto Ribeiro – Member of the Audit Committee
   Nuno João Francisco Soares de Oliveira Silvério Marques – Member of the Audit Committee

4. To elect Mr. Júlio de Castro Caldas as Chairman of the General Meeting to complete the current term of office corresponding to the three-year period 2007/2009;

5. The election of the Chairman of the Board of Directors and of the Chairman of the General Meeting to be effective upon the termination of the present General Meeting;

6. To cast a vote of appreciation for the departing Chairman of the Board of Directors, Mr. Henrique Manuel Fusco Granadeiro for the contribution to PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A. assured during his term of office.

Lisbon, 5 June 2007

THE SHAREHOLDERS,

CURRICULUM VITAE

DANIEL PROENCA DE CARVALHO

- Born in Soalheira, district of Fundao, on September 15, 1941.

- Earned a Law degree from the University of Coimbra in 1965, where he started his professional life as a Magistrate of the Federal Prosecution Ministry and Inspector of the Judiciary Police.

In 1968, he left his government career and since then has dedicated himself to the practice of law, which he performs to this day.

POSITIONS PREVIOUSLY HELD:

1976-77	Director of *Jornal Novo* and member of the Press Council, representing the directors of daily newspapers.
1978-79	Minister of Social Communication in the 4th Constitutional Government, presided over by Mota Pinto.
1980-83	President of *Radio Televisao Portuguesa.*
1985-86	Political director of the presidential campaign for Professor Dr. Diogo Freitas do Amaral.
1986-87	Vice President of the *Fundacao Portugal Sec. XXI.*
1998	Founder and director of the "*Movimento Portugal Unico*".
1995-2001	President of the General Assembly of the Automotive Club of Portugal.
	Member of the General Advisory Council of the Calouste Gulbenkian Foundation.

POSITIONS CURRENTLY HELD:

- Chairman of the Board of Curators of the "D. Anna de Sommer Champalimaud and Dr. Carlos Montez Champalimaud" Foundation
- Chairman of the Board of Directors of the Arpad Szenes-Vieira da Silva Foundation
- President of the General Assembly of the Friendship League of the House – Joao Soares Museum
- Member of the Board of Curators of the Batalha de Aljubarrota Foundation
- Member of the Advisory Committee of the Renascer Foundation
- President of the Advisory Committee of the venture-capital firm "Explorer Investments – Sociedade de Capital de Risco, S.A.", headquartered at Av. Eng. Duarte Pacheco, no. 26 – 8th floor, 1070-111, Lisbon
- Member of the Board of Directors of SINDCOM – Sociedade de Investimentos na Industria e Comercio, SGPS, S.A., headquartered at Rua Castilho, no. 20, 3rd floor, 1250-069, Lisbon

Chairman of the General Assembly of numerous companies, including:

- CELULOSE DO CAIMA – SGPS, S.A., Rua Joaquim Antonio de Aguiar, 41 – 3rd floor, 1070-150, Lisbon
- SOCITREL – SOCIEDADE INDUSTRIAL DE TREFILARIA S.A., headquartered at Estacao, 4746-908, Sao Romao do Coronado;
- EDIFER – INVESTIMENTOS, Sociedade Gestora de Participacoes Sociais, S.A., headquartered at Rua das Fontainhas, no. 62, Venda Nova, Amadora;
- EDIFER – Sociedade Gestora de Participacoes Sociais, S.A., headquartered at Rua das Fontainhas, no. 62, Venda Nova, Amadora;
- PORTUGALIA – Adiministracao de Patrimonios, S.A., headquartered at Av. Almirante Reis, 117, 1100, Lisbon
- MAGUE – SGPS, S.A., headquartered at Rua Castilho, 13D – 3rd B, 1250-066, Lisbon
- ALMONDA – Sociedade Gestora de Participacoes Sociais, S.A., headquartered at Renova, Torres Novas
- RENOVA – Fabrica de Papel do Almonda S.A, headquartered in Renova, Torres Novas

- PANATLANTICA – HOLDING, Sociedade Gestora de Participacoes Sociais, S.A., headquartered at Av. da Republica, 37, 3rd floor, 1050-187, Lisbon
- G.A. – Estudos e Investimentos SA, headquartered at Av. da Republica, 37, 3rd floor, 1050-187, Lisbon
- VILA SOL II – EMPREENDIMENTOS TURISTICOS S.A, headquartered at E.N. 396, Empreendimento Vila Sol, Alto do Semino, Vilamoura
- Empresa Imobiliaria e Turistica da Fonte Nova, SA
- CABO RASO – Empreendimentos Turisticos, S.A., headquartered at Rua Castilho, 57 – 2nd DI, 1250 Lisbon
- BELO – Sociedade Agricola de Mertola S.A, headquartered at Herdade do Belo, Mertola
- Sociedade Agricola SERRA BRANCA, S.A, headquartered in Mertola
- Sociedade Agricola dos NAMORADOS, S.A., headquartered in Herdade das Parreiras, in Mertola
- COALTEJO – Criador de Ovinos Algarve e Alentejo, S.A., headquartered at Herdade da Portela da Brava, Corte, Gafo de Baixo, in Mertola
- SOTAC – Sociedade de Turismo e Agricultura, S.A., headquartered at Rua Tierno Galvan, Tower 3, 7th floor, 701, 1070, Lisbon
- SOGESFIN – Sociedade Gestora de Participacoes Sociais, S.A., headquartered at Rua Tierno Galvan, Tower 3, 7th floor, 701, 1070, Lisbon
- 3 Z – ADMINISTRACAO DE IMOVEIS, S.A., headquartered at Rua Garret, no. 19 – 3rd A, 1200-203, Lisbon
- SETIMOS – PARTICIPACOES SGPS, S.A., headquartered at Rua Garret, no. 19 – 3rd A, 1200-203, Lisbon
- DECIMUS – PARTICIPACOES, SGPS, S.A., headquartered at Rua Garret, no. 19 – 3rd A, 1200-203, Lisbon;
- GOTAN SGPS, S.A., headquartered at Rua Carlos Alberto Mota Pinto, 9 – 4th B1, 1070-374, Lisbon
- ESTORIL SOL, SGPS, S.A., headquartered at Rua Melo e Sousa, 535, 2765 Estoril -- Cascais
- PT – Multimedia, Servicos de Telecomunicacoes e Multimedia, SGPS, SA, headquartered at Av. 5 de Outubro, no. 208, 1069-203, Lisbon

Vice President of the General Assembly Board of the following companies:

- Portugal Telecom, SGPS, S.A., headquartered in the Av. Fontes Pereira de Melo, no. 40, 1069-300, Lisbon
- Caixa Geral de Depositos, S.A., headquartered at Avenida Joao XXI, no. 63, 1000-300, Lisbon

CURRICULUM VITAE

Vitor Fernando da Conceicao Goncalves

Born in Lisbon in April, 1955.

Earned a degree in Business Organization and Management from the "ISEG" *Instituto Superior de Economia e Gestao* in 1978. Doctorate in Business Administration from "FCEE" of the University of Seville in 1987. Adjunct Professor of Management at the Technical University of Lisbon in 1993.

Since 1994, Professor of Management at ISEG.

Associate Dean at the Technical University of Lisbon (2007-)

President of the Steering Committee of ISEG (2003-2006). Was Chairman of the ISEG Department of Management from 1992 to 2000. Director of the Doctoral Program in Management from 2001 to 2005, and has directed various graduate and advanced-education programs for executives.

Visiting Professor at various European, American and Asian universities.

Member of the Economic and Social Council (2007-).

Member of the commission that evaluates candidates for doctorate degrees, post-doctorate programs and visiting scientists of the Foundation for Science and Technology (1997-).

Member of the "Panel of Experts on World Competitiveness" of the IMD World Competitiveness Center (2005-).

Member of the Board of the Specialty Council on Economics and Business Administration for the Economic Society (1999-2001) and member of the Professional Economists Board.

Has worked in the management of various types of organizations as an administrator, manager and chairman of the audit committee.

Since 2006, has been a member of the General and Oversight Council and Chairman of the Audit Committee for EDP – Energias de Portugal.

Administrator of "IFEA" – Instituto de Formacao Empresarial Avancada, SA (1999-2003).

Administrator of Promindustria – Sociedade de Investimento SA (1994-1996).

President of IDEFE – Institute for the Development and Study of Economics, Finance and Business (2003-2007).

Has a great deal of experience working as a consultant, having worked for dozens of public, private, domestic and international institutions. In 2001-2002, was the chairman of the "high level experts" group of the European Commission that evaluated the program on European competitiveness – European Research Area.

CURRICULUM VITAE

Name: JOSE ANTONIO DE MELO PINTO RIBEIRO
Date of Birth: September 9, 1946
Birthplace: Quissico, Zavala, Inhambane, Mozambique
Nationality: Portuguese
Professional Domicile: Rua Duque de Palmela, 27, 5th floor, 1250 Lisbon
Telephone: 213138800
Fax: 213149570
Email: JAPR@PR-LAWFIRM.COM
Residence: Rua Eduardo Coelho, 60, 1200-167 Lisbon

Educational Background

His primary and secondary education began in German at "*Deutsche Schule zu Porto*", between 1952 and 1962. He finished his secondary education at the *Liceu Normal de D. Manuel II*, in Porto, during the 1962-63 and 1963-64 school years, having completed high school with a final grade point average of 17.

Attended Law School at the Classical University of Lisbon from 1964-1969, earning a Law degree with a final ranking of 17 points. While a student, he received the Gulbenkian award for best student in legal-economic sciences.

Was a member of the faculty of the *Instituto Superior de Economia*, Assistant Professor, from 1971-1980, where he was responsible for governing and coordinating the "Contract and Commercial Law" chair.

Was a member of the faculty at the Law School of the University of Lisbon, Assistant Professor, from 1975-1987, where was responsible for governing the "Commercial Law" chair during his entire time there.

Was a member of the faculty of the Law Program at the Autonomous University of Lisbon, Visiting Associate Professor, from 1987-1993, where he was coordinator and regent of the "Commercial Law" chair

Was a member of the faculty of "ISCTE", *Instituto Superior de Ciencias do Trabalho e da Empresa*, from 1996-1997, where he was regent of the "Business Law" chair.

Was a member of the Law School faculty at the New University of Lisbon, from 1997-2002.

Has directed a number of conferences, in particular at the University of Hamburg, the Max-Planck Institute, the Legal Institute of Macau, the University of Oriental Asia, the Portuguese Bar Association, the Center for Legal Studies, and the Law School of the Classical University of Lisbon, on a variety of legal issues.

PROFESSIONAL

Did his legal internship with Professor Dr. Jose Dias Marques (1969-1971).

Has been a member of the Portuguese Bar Association since 1971.

Worked for two years at the law firm of Professors Armando and Andre Goncalves Pereira, from 1971 to 1973, which he left in 1973 to join the firm of Jorge Abreu, Jose Antonio Pinto Ribeiro, Jose Maria Martins Soares and Paulo Lowndes Marques.

This law firm was dissolved in 1975, at which time he organized a new firm, J. A. Pinto Ribeiro & Associados, headquartered at Rua Duque de Palmela, in Lisbon.

Between 1974 and 1990, was legal counsel in charge of the international department of Banco Portugues do Atlantico, where he led the authorization process for opening this bank's branches abroad, specifically in New York, the Cayman Islands, London and Macau – and he set up the Banco Comercial de Macau.

From the 1970s to the 1990s, provided legal assistance on countless foreign finance deals for Portuguese companies, having worked as an attorney for lenders such as Banco Comercial Portugues, Banco Totta & Acores, Banco Kleinworth Benson, Privat Banken (DK), Banco Comercial de Macau, S.A., Banco Chemical Finance, S.A., as well as for lending companies such as TAP, Brisa, Soponata, etc.

Was involved in the organization of SIBS (Sociedade Interbancaria de Servicos) S.A. and the Portuguese Bank Association, whose initial bylaws he prepared, and he advised the Carlo de Benedetti Group in Portugal, through COFIPSA, SGPS, S.A. and COFIR – Corporation Financeira Reunida, S.A. (Madrid).

Has been called in to intervene in numerous legal cases in foreign courts, notably in the Republic of South Africa, the Cayman Islands and the United States.

Since September 1985, has represented the Portuguese Bank Association on the Legal Committee of the Banking Federation of the European Union. Presided over this Legal Committee of the Banking Federation of the European Union from 1995-1998.

Has prepared various legislative bills for the Portuguese Government, the Regional Government of the Azores, the Regional Government of Madeira, and the Government of Macau, for example, concerning public banking companies, creation of the IIPA, offshore banking for R.A. of Madeira, Macau's Commercial Company Law, and legislation regarding the so-called "Mateus Plan".

Represented the Regional Government of the Azores both in the negotiation of financing, led by ABN-AMRO Bank, for the Autonomous Region of the Azores, as well as the negotiation with the federal government and Caixa Geral de Depositos, which refinanced the debt held

by the Autonomous Region of the Azores with the Caixa Geral de Depositos. Represented the Portuguese State in negotiations that led to the acquisition of the RENAULT factory on the Setubal Peninsula and the sale of IPE shares of the Portuguese RENAULT Group to RENAULT, S.A. (France).

Led teams that studied the legal ramifications of a possible takeover of the Laboratorio Euro-Labor by Grunenthal, GmbH, of Banco Chemical (Portugal), S.A., for its management (MBO) of the insurance firm CGU International Insurance PLC, to Victoria Seguros, S.A., and Compal and Nutricafes by Caixa Capital, S.A.

Led teams that studied the legal ramifications of various issuances of commercial papers, public offerings, sale or acquisition of shares and obligations, convertible or not.

CURRENTLY HOLDS THE FOLLOWING POSITIONS:

Chairman of the General Assembly of numerous companies, notably Banco de Investimento Global, S.A., Victoria-Seguros, S.A., Victoria-Seguros de Vida, S.A., Sofinloc, Sociedade Financeira de Locacao, S.A., Companhia Carris de Ferro de Lisboa S.A., Producoes Ficticias, S.A. and Vicra Desportiva, S.A.
Was a non-executive administrator of various companies, including Portucel, SGPS, S.A., between 1997 and 2005.

SOCIAL

Performed his mandatory military service as an officer in the Naval Reserve from February 1973 to November 1975, teaching at the Naval Academy for two school years

Was a founding partner and president of the Board of the Justice and Liberties Forum, an association designed for the study, promotion and defense of civic rights in Portugal. Within the scope of this job, he organized and participated in various colloquiums on civil rights in Portugal, law, administrative and judicial practices and concepts, held at the Picoas Forum, at the Calouste Gulbenkian Foundation and at the Franco-Portuguese Institute in Lisbon, and at the Casa das Artes, in Porto.

Within this same sphere of interest, has held various conferences and participated in programs and debates on television and the radio and published various opinion pieces in newspapers such as "*Publico*" and "*Diario de Noticias*". From 1994-1995, he had a weekly show on T.S.F Radio Journal. Now he has a weekly debate program on RTP-N with Dr. Bagao Felix.

Was a member of the National Commission to Commemorate the 50th Anniversary of the Declaration of Human Rights created by Resolution of the Council of Ministers, no. 47-48, dated April 14.

Is a member of the *American Club*; the *Associacao 25 de Abril*, of *Cruzeiro do Sul – Associacao de Letras, Livros e Jornais de Lingua Portugesa* and *APNU* – the Portuguese Association of the United Nations; the Founders Council of the Julio Pomar Foundation; and the General Council of the Passos-Canavarro Foundation; and is an Administrator of the Modern and Contemporary Art Foundation – Berardo Collection.

In 1994, he spent a month in the United States, at the invitation of the USIA, where he studied the organization of the judicial branch and the federal and state judiciary systems and had contact with numerous members of Congress and the Judiciary Committee, judges, attorneys, public prosecutors and university professors.

Speaks the following languages: Portuguese, German, English, French, Spanish and Italian.

PUBLISHED WORKS

Has published many works, including:

- "Empresas Publicas e Concorrencia na CEE", Coimbra, 1979
- "Dos Agrupamentos de Empresas", Lisbon, 1980 (co-authored with Rui Pinto Duarte)
- "Licoes de Direito Comercial", Lisbon, 1983 (multiple publications)
- "Grupos de Sociedades", Lisbon, 1986 (multiple publications)
- "O Acto Unico Europeu", Lisbon, 1987
- "Conceito de Sociedade no Novo Codigo das Sociedades Comerciais", 1988 (multiple publications)
- "Notas sobre o crime de corrupcao e poderes discricionarios", Lisbon, 1990
- "Die verbundenen Gesellschaften im neuen portugiesischen Handelsgesell-schaftsgesetzbuch", in Das Konzernrecht im internationalen Vergleich, Baden-Baden, 1991
- "O Maior dos Males: Abandonar os Principios", in Relacoes Internacionais, December 4, 2004, pages 165-171, republication of Michael Ignatieff's book, The Lesser Evil: *Political Ethics in an Age of Terror*

CURRICULUM VITAE

Nuno Joao Francisco Soares de Oliveira Silverio Marques

Date of Birth: June 24, 1956

Professional Activity:

Since May 2006

- Director of Agille – Consultoria de Gestao, Lda.

Since April 2004

- Vice President of the Board of Directors of Cidot II – Estudio de Comunicacao SA.

From April 2003 to April 2006

- Non-executive member of the Board of Directors of Portugal Telecom SGPS and member of the respective Audit Committee.

Since July 2002

- Partner of Cidot – Comunicacao e Imagem, Lda., business communication consulting firm. In 2004, took over as Manager.

From October 2000 to June 2003

- Founding partner of Fundamentis, Lda.

Consulted on the design, development and implementation of an advanced technology financial project for one of the largest Portuguese banks.

From January 1992 to June 2000

- Member of the Board at Telecel, Comunicacoes Pessoais, SA.

Implemented a development project for a new mobile telecommunications operator in Portugal.
Directly in charge of creating and coordinating the administrative and finance departments: Financial Management, Supplies Management, Billing and Fraud Control Management, and Planning and Control Management, as well as legal affairs;
Actively participated in the initial public offering of the company in 1996, at which time he also assumed responsibility for Investor Relations Management;
In charge of global coordination of various inter-departmental projects within the company, including the implementation of the SAP ERP application, the Year 2000 project, and the EURO project;
In 1994-1995, was also a non-executive administrator of Telechamada, SA, a paging operator held by Telecel.

From December 1988 to December 1991

- Member of the Board of Directors of Quimigal, Quimica de Portugal, SA.

Designed and implemented a restructuring project and developed the re-privatization process;
Joint head of the strategic planning team that designed the group's restructuring plan;
In charge of autonomization of the business unit from the parent company;
Member of the assignment committee that coordinated the re-privatization process for the group's companies;
In charge of the Legal and Assets Department;
During this period of time, acted as a non-executive administrator in various affiliates, and in 1991 was Chairman of the Board of Colgate-Palmolive in Portugal.

From December 1981 to November 1988

- Financial Director of Quimibro, Lda., company held by Quimigal.

Implementation and development project for a metals trading company:
In charge of designing and implementing administrative and control circuits for the company, as well as information technology and coordination of the finance department;
In charge of hedge operations on precious metals.

From August 1980 to March 1981

- Worked in the Metals Marketing Department of the Inorganic and Metals Chemistry of Quimigal, EP.

Academic Qualifications:

- Integrated MBA program, focusing on Information Management and e-business at the Portuguese Catholic University in 2000-2002.
- Degree in Business Management and Administration from the Portuguese Catholic University, earned from 1975-1980. In 1978-1979, and 1979-1980, was a Statistics monitor at the same University.

Languages:

- Fluent in English

Julio de Castro Caldas
Attorney

CURRICULUM VITAE

- Born in Lisbon on November 19, 1943
- Earned a degree in Law from the Lisbon School of Law in 1966
- Legal Counsel to the Internal Colonization Board 1667-68 [sic]
- Contractor at the Technical Secretariat of the Head of the Council of Ministers in 1969-1970
- Government Delegate at RTP (Radio and Television of Portugal) in 1974-75
- Legal Counsel to the President of the Republic's Office in 1976-78
- Member of the District Council of the Portuguese Bar Association 1977-1980
- Deputy representing the District of Viana do Castelo and Vice President of the PPD (Social Democrat Party) Parliamentary Group (Democratic Alliance) 1979-81
- Member of the General Council of the Portuguese Bar Association 1983-1985
- Member of the Executive Board of the Federal Prosecution Ministry 1980-1992-2005
- President of the Portuguese Bar Association 1993-1999
- Minister of Defense 1999-2001
- Chairman of the General Assembly of various companies
- Chairman of the Board of Directors of the BANCO BILBAO VISCAYA ARGENTARIA (PORTUGAL) S.A.
- **Presently the Chairman of the General Assembly of:**
  MULTINOVA – Uniao Livreira e Cultural S.A.
  Adega Cooperativa de Ponte Barca, S.C.R.L.

- **Presently the Chairman of the Audit Committee of:**
  GLOBAL – Companhia de Seguros S.A.
  GLOBAL VIDA – Companhia de Seguros S.A.

- **<u>Presently a non-executive Administrator of:</u>**

  OGMA – Industria Aeronautica de Portugal S.A.

Lisbon, June 4, 2007

Julio de Castro Caldas

GENERAL MEETING OF SHAREHOLDERS

PT – MULTIMÉDIA – SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMÉDIA, SGPS, S.A.

20 June 2007

PROPOSAL OF THE AUDIT COMMITTEE

ITEM 3 ON THE AGENDA

(To appoint an effective and deputy statutory auditor for the 2007/2009 term of office)

Whereas:

A) Under the proposal of the amendment of the articles of association presented to the Shareholders on item 1 on the agenda, it is foreseen the separation of the statutory auditor;

B) The General Meeting is the corporate body responsible to appoint the statutory auditor, under a proposal from the Audit Committee, in accordance with the item m) of article 423° F and article 446°, both from the Companies Code;

C) In order to guarantee the maintenance of the company's accounts auditing, it is convenient to ensure the existence of a deputy statutory auditor.

We propose that it be resolved subject to the prior approval of the proposal related to the amendment of the articles of association under item 1 on the agenda and of the alteration of the composition of the corporate bodies under item 2 on the agenda:

In accordance with and for the purposes of article 446° of the Companies Code, to appoint the following effective and deputy statutory auditor for the 2007/2009 term of office, who will examine the Company's accounts:

Effective: Oliveira, Reis & Associados, SROC, Lda., represented by José Vieira dos Reis (Statutory Auditor number 359), with professional address at Av. Columbano Bordalo Pinheiro, n° 50, 3°, Lisbon

Deputy: Fernando Marques Oliveira (Statutory Auditor number 207), with professional address at Av. Columbano Bordalo Pinheiro, n° 50, 3°, Lisbon

Lisbon, the 5th June 2007

AUDIT COMMITTEE

GENERAL MEETING OF SHAREHOLDERS

PT – MULTIMÉDIA - SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMÉDIA, SGPS, S.A.

20 JUNE 2007

PROPOSAL OF THE SHAREHOLDERS CAIXA GERAL DE DEPÓSITOS, S.A., BANCO ESPÌRITO SANTO, S.A. AND BPI PENSÕES ON BEHALF OF FUNDO DE PENSÕES OF BANCO BPI

ITEM 4 ON THE AGENDA

(To resolve on the modification of the composition of the Compensation Committee)

Whereas:

A) According to the Recommendation no. 9 of CMVM, the members of the Compensation Committee shall be independent from the management body's members;

B) The concept of independence used in this context is foreseen in number 9 of Chapter I of the Schedule to Regulation number 7/2001 of CMVM;

We propose that it be resolved:

To approve the following composition of the Compensation Committee:

Compensation Committee

- António Cândido Seruca de Carvalho Salgado (Chairman)
- Luís Manuel Roque de Pinho Patrício
- Agostinho do Nascimento Pereira de Miranda

Lisbon, 5 June 2007

THE SHAREHOLDERS,

Multimedia

GENERAL MEETING OF SHAREHOLDERS

PT – MULTIMÉDIA – SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMÉDIA, SGPS, S.A.

20th June 2007

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 5 ON THE AGENDA

(To resolve on the amendment to paragraph 1 and paragraph 4, a) and b) of article 9 and to paragraph 5 of article 12 of the articles of association)

Whereas:

A) Pursuant to the terms of paragraph 1 of article 9 of the articles of association, PT Multimedia's shareholders who are, either directly or indirectly, engaged in a business competing with the business of the subsidiaries or affiliates of PT Multimedia, shall not be entitled to own ordinary shares representing in excess of five per cent of the share capital without the prior authorization of the general meeting of shareholders;

B) Likewise, paragraph 5 of article 12 of the articles of association foresees that votes cast by a holder of ordinary share holder of ordinary shares, by himself or through a representative, in his own name or as a representative of another shareholder, that exceed five per cent of the company's total voting stock, shall not be counted.

C) Taking into consideration that, as a result of the spin-off of PT Multimedia from PT Group, the company's free float will be enlarged and PT Multimedia will become an independent company competing to Portugal Telecom, the enlargement of the above mentioned limits is deemed appropriate to the establishment of a stable shareholder's base for the company and with strategic holdings;

D) For all the above reasons, the Board of Directors deems it appropriate for the General Meeting of Shareholders to approve the amendments to the articles of association as better identified hereinafter.

We propose that it be resolved:

1. To modify paragraphs 1 and 4, a) and b), of article 9 and paragraph 5 of article 12 of the articles of association, according to the terms as reproduced hereinafter, with the corresponding renumbering of the other articles:

"Article 9

1. Shareholders who are, either directly or indirectly, engaged in a business competing with a business of the subsidiaries or affiliates of the company as defined in the next paragraph, shall not be entitled to own ordinary shares representing in excess of ten per cent of the share capital without the prior authorization of the general meeting of shareholders.
2. [...].
3. [...].
4. [...]:

a. Those held, without the prior authorisation of the general meeting of shareholders, by a shareholder directly or indirectly engaged in a business competing with the business of the company where such shares, added to the shares referred to in the subparagraph, represent in excess of ten per cent of the share capital;
b. Those held by entities whose shares, pursuant to the terms of the Portuguese Securities Code, would be considered for the purpose of a public tender offer as belonging to the shareholders referred to in the preceding subparagraph, to the extent that such shares, upon the redemption referred to in the preceding subparagraph, represent in excess of ten per cent of the share capital, with the redemption being proportional to the number of shares held by each of the entities in question.

Article 12

1. [...].
2. [...].
3. [...].
4. [...].
5. Votes cast by a holder of ordinary shares, by himself or through a representative, in his own name or as a representative of another shareholder, that exceed ten per cent of the company's total voting stock, shall not be counted.
6. [...].
7. [...].
8. [...].
9. [...].
10. [...].
11. [...].

Lisbon, the 16 June 2007

The Board of Directors

EXHIBIT A-8

Translation of Notice of Qualified Shareholding

Under the terms of Article 17 of the Securities Code, we give notice that Joaquim Francisco Alves Ferreira de Oliveira has communicated to us that he has acquired a qualified shareholding in PT Multimedia of 11,637,714 shares representing 3.77% of the share capital and voting power of PT Multimedia.

In addition, we were informed of the following:

"The acquisition of the aforementioned qualified shareholding resulted from the purchase of 90% of the share capital and voting rights of the company GRIPCOM, SGPS, SA (formerly known as Colaney Investments Limited, which, through a public deed dated May 16, 2007, transferred its headquarters to Portugal and assumed the legal form of a *sociedade gestora de participações sociais* under Portuguese law), which holds 6,938,600 shares representing 2.24% of the share capital and voting rights of PT Multimedia.

The signatory [Joaquim Francisco Alves Ferreira de Oliveira is, in his individual capacity, the holder of 179,434 (on hundred seventy-nine thousand four hundred thirty-four) shares representing 0.06% of the share capital and voting rights of PT Multimedia, and there may also be attributed to him 4,519,680 (four million five hundred nineteen thousand six hundred eighty) shares representing 1.46% of the share capital and voting rights of PT Multimedia held by Controlinveste Comunicações (II), SGPS, SA, of which the signatory holds control.

Controlinveste Comunicações (II) – SGPS, SA, in turn, is controlled by Olivedesportos – Publicidade, Televisão e Media, S.A., which, in turn, is controlled by Sportinveste, SGPS, SA, which, in turn, is controlled by Controlinveste SGPS, SA, which, in turn, is controlled by Joaquim Francisco Alves Ferreira de Oliveira, such that the voting rights held by Conrolinveste Comunicações (II), SGPS, SA are likewise attributable to these entities.

Therefore, under the terms of Article 20 of the Securities Code, 11,637,714 shares, in total, are attributable to Joaquim Francisco Alves de Oliveira, representing 3.77% of the share capital of PT Multimedia and corresponding to an equal percentage of the voting rights."

Lisbon, May 17, 2007

EXHIBIT A-9

Translation of Notice of Qualified Shareholding

Under the terms of Article 17 of the Securities Code, PT Multimedia gives notice that Cofina – SGPS, S.A. has communicated to it that it has acquired one million shares of PT Multimedia on the stock exchange on May 21, 2007 and now holds 6,883,482 shares representing capital stock of PT Multimedia, corresponding to 2.23% of the voting rights.

Lisbon, May 21, 2007

<u>EXHIBIT A-10</u>

Press release entitled "Share Capital Reduction from Euro 30,909,682.80 to Euro 3,090,968.28"

See attachment.

Multimedia

PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A.
Open Company
Head Office: Av. 5 de Outubro, no. 208, Lisbon
Registered with the Commercial Registry of Lisbon and corporation number 504 453 513
Share Capital: Euro 3,090,968.28

SHARE CAPITAL REDUCTION FROM EURO 30,909,682.80 TO EURO 3,090,968.28

Lisbon, 22 May 2007 – PT-Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A. ("PT Multimedia") announced, under the terms and for the purposes set forth in paragraph g) of number 1 of article 2 of CMVM Regulation no 4/2004, that:

1. As resolved in the General Meeting held on 24 April 2007, PT Multimedia has requested to register its share capital reduction before the Commercial Registry of Lisbon, in the amount of Euro 27,818,714.52 Euros for the release of excess capital through the creation of free reserves in the same amount and, as a result, its share capital is currently of Euro 3,090,968.28.

2. The referred share capital reduction has been executed by a reduction in the par value of all shares representing the share capital of PT Multimedia, the par value of each share becoming 1 Euro cent.

3. This operation has already been registered with the Commercial Registry of Lisbon.

4. The share capital reduction above mentioned and consequently the reduction of the nominal value of all the shares representing PT Multimedia's share capital will be concluded before the Central de Valores Mobiliários (the stock exchange's clearinghouse) on 29 May 2007. The trading of PT Multimedia shares on the stock exchange with the new nominal value will take place as from 24 May 2007.

Lisbon, 22 May 2007

PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A.

EXHIBIT A-11

Press release entitled "General Shareholders' Meeting"

See attachment.

PT Multimedia

RELEASE

GENERAL SHAREHOLDERS' MEETING

Lisbon, 20 June 2007 – PT Multimedia announced that all proposals on the items of the agenda were approved at the General Shareholders' Meeting held today as follows:

- Amendment of the articles of association of PT Multimedia in light of the amendments to the Portuguese Companies Code under Decree-Law no. 76-A/2006 of 29 March which aimed, namely, at the adoption by PT Multimedia of the Anglo-Saxon governance model, i.e., a structure in which monitoring of the company is undertaken by an Audit Committee, composed of members of the Board of Directors, and a statutory auditor;

- Alteration of the composition of the corporate bodies for the 2007/2009 term of office as follows:

  - Alteration of the composition of the Board of Directors of PT Multimedia with the purpose of its enlargement from 11 to 14 members;
  - Acceptance of the resignations presented by the Chairman of the Board of Directors, Mr. Henrique Manuel Fusco Granadeiro, and by the Chairman of the General Meeting Mr. Daniel Proença de Carvalho;
  - Election of the following members for the Board of Directors, with indication of those that will be members of the Audit Committee, to complete the current term of office:

    Board of Directors
    Chairman: Daniel Proença de Carvalho
    Members: Vítor Fernando da Conceição Gonçalves – Chaiman of the Audit Committee
    José António de Melo Pinto Ribeiro – Member of the Audit Committee
    Nuno João Francisco Soares de Oliveira Silvério Marques – Member of the Audit Committee

  - Election of Mr. Júlio de Castro Caldas as Chairman of the General Meeting to complete the current term of office.

- Appointment of Oliveira, Reis & Associados, SROC, Lda., represented by José Vieira dos Reis and Fernando Marques Oliveira as effective and substitute statutory auditor, respectively, for the 2007/2009 term of office.

- Alteration of the Compensation Committee as follows:

  Compensation Committee
  António Cândido Seruca de Carvalho Salgado (Chairman)
  Luís Manuel Roque de Pinho Patrício
  Agostinho do Nascimento Pereira de Miranda

- Amendment to paragraph 1, a) e b) and to paragraph 4 of article 9 and to paragraph 5 of article 12 of the Articles of Association, increasing from 5% to 10% the limitation on the share participation by PT Multimedia shareholders who are, either directly or indirectly, engaged in a business competing with this company. Additionally, the limitation on votes cast of the company's total voting stock by any single holder of ordinary shares, in his own name or as a representative of another shareholder, was increased from 5% to 10%.

This information is also available on PT Multimedia's IR website: **www.pt-multimedia.pt**

Contacts

Lídia Falcão
Investor Relations
lidia.falcao@pt-multimedia.pt

PT Multimedia
Avenida 5 de Outubro, 208
1069-203 Lisboa, Portugal
Tel.: +351 21 782 4725
Fax: +351 21 782 4735

PT Multimedia is listed on the Euronext Stock Exchange. Information may be accessed on Reuters under the symbol PTMN.IN and on Bloomberg under the symbol PTM PL.

EXHIBIT A-12

Translation of Notice of Qualified Shareholding

Under the terms of Article 17 of the Securities Code, PT Multimedia gives notice that Cinveste SGPS, S.A. has communicated to it that it has acquired 4,021,322 shares of PT Multimedia between July 2 and July 4, 2007 and now holds a total of 8,538,740 shares representing capital stock of PT Multimeda, corresponding to 2.76% of the voting rights.

Lisbon, July 5, 2007

EXHIBIT A-13

Press Release Entitled "Agreement to Acquire Controlling Stakes in Bragatel, Pluricanal Leiria and Pluricanal Santarém"

See attachment.

PT Multimedia

RELEASE

Agreement to acquire controlling stakes in Bragatel, Pluricanal Leiria and Pluricanal Santarém

Lisbon, August 5, 2007 - PT Multimedia announces today an agreement to acquire from Parfitel – SGPS S.A., 100% of BRAGATEL - COMPANHIA DE TELEVISÃO POR CABO DE BRAGA S.A. ("Bragatel"), 92.06% of PLURICANAL LEIRIA - TELEVISÃO POR CABO, S.A. ("Pluricanal Leiria") and 98.75% of PLURICANAL SANTARÉM - TELEVISÃO POR CABO, S.A. ("Pluricanal Santarém"), (together "the Operating Companies"). The consideration to be paid by PT Multimedia is indexed to the consolidated EBITDA of the Operating Companies at the time of the closing of the transaction. The parties have agreed for a 12x EBITDA Multiple to be applied.

The Operating Companies had a total of 164 thousand homes passed as of June 2007, and Revenues and EBITDA of Euro 6.0 million and Euro 2.8 million, respectively, for the first six months of 2007.

The completion of the transaction is subject to the review of the Competition Authority and the completion of satisfactory due diligence by PT Multimedia.

As soon as the transaction is closed PT Multimedia intends fully integrate the Operating Companies in TV Cabo. PT Multimedia expects the integration of the Operating Companies to be completed within six months post closing of the transaction. The integration will generate significant synergies particularly in the areas of content, marketing and G&A.

This information is also available on PT Multimedia's IR website: **www.pt-multimedia.pt**

Contacts

Lídia Falcão
Investor Relations
lidia.m.falcao@pt-multimedia.pt

PT Multimedia
Avenida 5 de Outubro, 208
1069-203 Lisboa, Portugal
Tel.: +351 21 782 4725
Fax: +351 21 782 4735

EXHIBIT A-14

2006 Annual Report

See attachment.

END